UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF**
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM _____ TO _____

Commission File Number **001-11476**



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VERTEX ENERGY, INC.
(Exact name of registrant as specified in its charter)
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Nevada	**94-3439569**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1331 Gemini Street, Suite 250, Houston, Texas	**77058**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: **866-660-8156**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols(s)	Name of each exchange on which registered
Common Stock, $0.001 Par Value Per Share	VTNR	The NASDAQ Stock Market LLC (Nasdaq Capital Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $534,959,675. For purposes of calculating the aggregate market value of shares held by non-affiliates, we have assumed that all outstanding shares are held by non-affiliates, except for shares held by each of our executive officers, directors and 5% or greater stockholders. In the case of 5% or greater stockholders, we have not deemed such stockholders to be affiliates unless there are facts and circumstances which would indicate that such stockholders exercise any control over our company, or unless they hold 10% or more of our outstanding common stock. These assumptions should not be deemed to constitute an admission that all executive officers, directors and 5% or greater stockholders are, in fact, affiliates of our company, or that there are not other persons who may be deemed to be affiliates of our company. Further information concerning shareholdings of our officers, directors and principal stockholders is included or incorporated by reference in Part III, Item 12 of this Annual Report on Form 10-K.

State the number of shares of the issuer's common stock outstanding, as of the latest practicable date: 93,514,346 shares of common stock issued and outstanding as of March 6, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2024 annual meeting of shareholders (the "2024 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2024 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Report relates.

FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Report contains forward-looking statements within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "should," or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements are not a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this Report. These factors include:

- our need for additional funding, the availability of, and terms of, such funding, our ability to pay amounts due on such indebtedness, covenants of such indebtedness and security interests in connection therewith;

- risks associated with our outstanding indebtedness, including our outstanding Convertible Senior Notes and term loan, including amounts owed, restrictive covenants and security interests in connection therewith, and our ability to repay such debts and amounts due thereon (including interest) when due, and mandatory and special redemption provisions thereof, and conversion rights associated therewith, including dilution caused thereby (in connection with the Convertible Senior Notes);

- security interests, guarantees and pledges associated with our outstanding Loan and Security Agreement (defined below) and Supply and Offtake Agreements (defined below), and risks associated with such agreements in general;

- risks associated with Phase 2 of the capital project currently in process at our Mobile, Alabama refinery, including costs and cost overruns, timing, delays and unanticipated problems associated therewith;

- health, safety, security and environment risks;

- the level of competition in our industry and our ability to compete and respond to changes in our industry;

- the loss of key personnel or failure to attract, integrate and retain additional personnel;

- our ability to protect our intellectual property and not infringe on others' intellectual property;

- our ability to scale our business;

- our ability to maintain supplier relationships and obtain adequate supplies of feedstocks;

- our ability to obtain and retain customers;

- our ability to produce our products at competitive rates;

- our ability to execute our business strategy in a very competitive environment;

- trends in, and the market for, the price of oil and gas and alternative energy sources;

- our ability to maintain our relationships with Macquarie Energy North America Trading Inc., and Shell;

- the impact of competitive services and products;

- our ability to complete and integrate future acquisitions;

- our ability to maintain insurance;

- pending and future litigation, potential adverse judgments and settlements in connection therewith, and resources expended in connection therewith;

- rules and regulations making our operations more costly or restrictive;

- changes in environmental and other laws and regulations and risks associated with such laws and regulations;

- economic downturns both in the United States and globally;

- risks of increased regulation of our operations and products;

- negative publicity and public opposition to our operations;

- disruptions in the infrastructure that we and our partners rely on;

- an inability to identify attractive acquisition opportunities and successfully negotiate acquisition terms;

- liabilities associated with acquired companies, assets or businesses;

- interruptions at our facilities;

- unexpected changes in our anticipated capital expenditures resulting from unforeseen required maintenance, repairs, or upgrades;

- our ability to acquire and construct new facilities;

- prohibitions on borrowing and other covenants of our debt facilities;

- our ability to effectively manage our growth;

- decreases in global demand for, and the price of, oil;

- repayment of and covenants in our future debt facilities;

- changing rates of inflation and interest rates, the effects of war, and governmental responses thereto and possible recessions caused thereby;

- risks associated with our hedging activities, or our failure to hedge production;

- the volatility in the market price of compliance credits (primarily renewable identification numbers (RINs) needed to comply with the Renewable Fuel Standard (RFS) under Renewable and Low-Carbon Fuel Programs and emission credits needed under other environmental emissions programs, the requirement for us to purchase RINs in the secondary market to the extent we do not generate sufficient RINs internally, and the timing of such required purchases, if any;

- the lack of capital available on acceptable terms to finance our continued growth; and

- other risk factors included under "Risk Factors" in this Report.

You should read the matters described in "Risk Factors" and the other cautionary statements made in this Report as being applicable to all related forward-looking statements wherever they appear in this Report. We cannot assure you that the forward-looking statements in this Report will prove to be accurate and therefore prospective investors are encouraged not to place undue reliance on forward-looking statements. All forward-looking statements included herein speak only as of the date of the filing of this Report. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the cautionary statements above. Other than as required by law, we undertake no obligation to update or revise these forward-looking statements, even though our situation may change in the future.

In this Annual Report on Form 10-K, we may rely on and refer to information regarding the refining, re-refining, used oil and oil and gas industries in general from market research reports, analyst reports and other publicly available information.

Although we believe that this information is reliable, we have not commissioned any of such information, we cannot guarantee the accuracy and completeness of this information, and we have not independently verified any of it.

Our fiscal year ends on December 31st. Interim results are presented on a quarterly basis for the quarters ended March 31st, June 30th, and September 30th, the first quarter, second quarter and third quarter, respectively, with the quarter ending December 31st being referenced herein as our fourth quarter. Fiscal 2023 means the year ended December 31, 2023, whereas fiscal 2022 means the year ended December 31, 2022. Fiscal 2021 means the year ended December 31, 2021.

In addition to the items included in the Glossary below, unless the context requires otherwise, references to:

• the "Company," "we," "us," "our," "Vertex," "Vertex Energy" and "Vertex Energy, Inc." refer specifically to Vertex Energy, Inc. and its consolidated subsidiaries;

• "Exchange Act" refers to the Securities Exchange Act of 1934, as amended;

• "Securities Act" refers to the Securities Act of 1933, as amended; and

• "SEC" or the "Commission" refers to the United States Securities and Exchange Commission.

GLOSSARY

The following are abbreviations and definitions of certain terms used in this Report, which are commonly used in the refining and oil and gas industry:

No. 2 Oil – A high sulfur diesel oil, which is used in off-road equipment and in the marine industry such as tug boats and ships. It is also used to blend fuel oil and has multiple applications to fuel furnaces ("boilers"). It is a low viscosity, flammable liquid petroleum product.

No. 6 Oil – A lesser grade of oil than No. 2 oil, it is used only in certain applications.

Adjusted Gross Margin – Adjusted gross margin is gross profit (loss) plus or minus unrealized gain or losses on hedging activities and inventory adjustments.

Adjusted Gross Margin Per Barrel of Throughput – Adjusted gross margin per throughput barrel is calculated as adjusted gross margin divided by total throughput barrels for the period presented.

Adjusted EBITDA – Adjusted EBITDA represents net income (loss) from operations plus or minus unrealized gains or losses on hedging activities, RFS costs (mainly RINs), and inventory adjustments, depreciation and amortization, interest expense, taxes and certain other unusual or non-recurring charges included in selling, general, and administrative expenses.

Aggregators – Specialized businesses that purchase used oil and petroleum by-products from multiple collectors and sell and deliver it as feedstock to processors.

Asphalt Flux – Also called asphalt extender or blowdown, asphalt flux is a by-product of re-refining used oil suitable for blending with bitumen (the geological term for naturally occurring deposits of solid or semi-solid petroleum) or asphalt to form a product of greater fluidity or softer consistency. It is a thick, relatively nonvolatile fraction of petroleum used as flux (i.e., a substance used to promote fusion). It is a derivative, nearly or completely solid at room temperature, of certain crude oils. This black, tarry material usually comes from vacuum residue (i.e., the residue left over from vacuum distillation (see below)). It has several industrial applications. Pavers heat it to liquid form and mix it in gravel to make road surface materials called "blacktop," "madcadam," "tarmac," or "asphalt." Builders use it to make and join bricks, to coat roofs, and to form shingles. It also glues together various manufactured goods.

Base Oil – A lubricant grade oil initially produced from refining crude oil or through chemical synthesis used in manufacturing lubricant products such as lubricating greases, motor oil, and metal processing fluids.

BBL, bbl or **Bbl** – The abbreviated form for one barrel, 42 U.S. gallons of liquid volume.

BCD, bcd or **b/cd** – The abbreviated form of barrels per calendar day; meaning the total number of barrels of actual throughput processed within 24 hours under typical operating conditions.

Black Oil – A term used to describe used lubricating oils, which may be visually characterized as dark in color due to carbon and other residual elements and compounds which accumulate through use. This term can also refer to the business segment within the Company, which manages used motor oil related operations and processes such as purchase, sales, aggregation, processing, and re-refining.

Blender – An entity that combines various petroleum distillates to make a finished product that meets the applicable customer's specification. In this combining process, each hydrocarbon stream is analyzed through a distillation cure as well as other testing to help ensure the quality of product is met. Through this process, each stream is blended into a specific product, including gasoline, No. 2 oil, marine diesel and fuel oils.

Blendstock – A bulk liquid component combined with other materials to produce a finished petroleum product.

BPD or **bpd** – The abbreviated form for barrels per day. This can refer to designed or actual capacity/throughput.

Bunker Fuel – Any type of fuel oil used aboard ships, and includes heavy oil and No. 6 Oil.

Catalytic Reforming - A process that uses heat, pressure, and a catalyst to convert low-octane naphthas into high-octane gasoline blending components.

Collectors – Typically local businesses that purchase used oil from generators and provide on-site collection services.

Crack – Crack means breaking apart crude oil into its component products, including gases like propane, heating fuel, gasoline, light distillates like jet fuel, intermediate distillates like diesel fuel and heavy distillates like grease.

Cracking – Refers to the process of breaking down larger, heavier, and more complex hydrocarbon molecules into simpler and lighter molecules through the use of heat, pressure, and sometimes a catalyst.

Crack Spread - The crack spread is a measure of the difference between market prices for refined products and crude oil, commonly used by the refining industry. We use crack spreads as a performance benchmark for our fuel gross margin and as a comparison with other industry participants. Crack spreads can fluctuate significantly, particularly when prices of refined products do not move in the same direction as the cost of crude oil.

Crack Spread USGC 2-1-1 - To calculate the crack spread that we believe most closely relates to the crude intakes and products at the Mobile Refinery, we use two barrels of Louisiana Light Sweet crude oil, producing one barrel of USGC CBOB gasoline and one barrel of USGC ULSD.

Crude oil distillation - The process of distilling vapor from liquid crudes, usually by heating and condensing the vapor slightly above atmospheric pressure turning it back to liquid in order to purify, fractionate or form the desired products.

Cutterstock – Any stream that is blended to adjust various properties of the resulting blend.

Distillates or **Distillate Fuel** – Finished fuel products such as diesel fuels, jet fuel and kerosene.

Feedstock – A product or a combination of products derived from crude oil and destined for further processing in the refining or re-refining industries. It is transformed into one or more components and/or finished products.

Fuel Gross Margin – Fuel gross margin is defined as gross profit (loss) plus or minus operating expenses and depreciation attributable to cost of revenues and other non-fuel items included in cost of revenues including realized and unrealized gains or losses on hedging activities, Renewable Fuel Standard (RFS) costs (mainly related to Renewable Identification Numbers (RINs)), inventory adjustments, fuel financing costs and other revenues and cost of sales items.

Fuel Gross Margin Per Barrel of Throughput – Is calculated as fuel gross margin divided by total throughput barrels for the period presented.

Gasoline Blendstock – Naphthas and various distillate products used for blending or compounding into finished motor gasoline. These components can include reformulated gasoline blendstock for oxygenate blending (RBOB) but exclude oxygenates (alcohols and ethers), butane, and pentanes (an organic compound with properties similar to a butane).

Generators – Entities that generate used oil through their daily operations such as automotive businesses conducting oil changes on consumer and commercial vehicles and industrial users changing lubricants on machinery and heavy equipment. Generators can be service stations, governments or other businesses that produce or receive used oil.

Group III base oils – Greater than 90 percent saturates, with less than 0.03 percent sulfur and with a viscosity index above 120. Although made from crude oil, Group III base oils are sometimes described as synthesized hydrocarbons.

Hydrocarbons – An organic compound consisting entirely of hydrogen and carbon. When used in the Company's filings the term generally refers to crude oil and its derivatives.

HSFO – High Sulphur Fuel Oil or HSFO, means fuel oil with a high sulphur content.

Hydrotreating – Processing feedstock with hydrogen to remove impurities such as sulfur, chlorine, and oxygen and to stabilize the end product.

IMO 2020 – Refers to the International Maritime Organization's rule, effective January 1, 2020, which limited sulfur content in fuels used on board ships operating outside designated emission control areas to 0.50% mass by mass.

Industrial Burners – Entities which burn combustible waste products (when used in the Company's filings, generally used motor oil and re-refined hydrocarbon feedstocks) to generate power, heat or for other industrial purposes.

Industrial fuel - A distillate fuel oil, typically a blend of lower-quality fuel oils. It can include diesel fuels and fuel oils such as No. 1, No. 2, and No. 4 diesel fuels that are historically used for space heating and power generation. Industrial fuel is typically a fuel with low viscosity, as well as low sulfur, ash, and heavy metal content, making it an ideal blending agent.

Light Fuels – Fuels such as gasoline and kerosene.

LLS - Louisiana Light Sweet Crude and is a grade of crude oil classified by its low sulfur content.

LPG - Liquefied petroleum gases.

Lubricant or **lube** - Means a solvent-neutral paraffinic product used in commercial heavy-duty engine oils, passenger car oils, and specialty products for industrial applications such as heat transfer, metalworking, rubber, and other general process oil.

Lubricating Base Oil – A crude oil derivative used for lubrication.

Marine Diesel Oil – A blend of petroleum products that is used as a fuel in the marine industry.

MBL – means one thousand barrels.

Metals – Consist of recoverable ferrous and non-ferrous recyclable metals from manufacturing and consumption. Scrap metal can be recovered from pipes, barges, boats, building supplies, surplus equipment, tanks, and other items consisting of metal composition. These materials are segregated, processed, cut up, and sent back to a steel mill for re-purposing.

MDO – Means marine diesel oil, which is a type of fuel oil and is a blend of gasoil and heavy fuel oil, with less gasoil than intermediate fuel oil used in the maritime field**.**

Naphthas – Refers to any of various volatile, highly flammable liquid hydrocarbon mixtures used chiefly as solvents and diluents and as raw materials for conversion to gasoline.

Oil collection services – Includes the collection, handling, treatment, and transacting of used motor oil and related products which contain used motor oil (such as oil filters and absorbents) acquired from customers.

Olefins – Hydrotreated VGO.

Other refinery products – Includes the sales of asphalt, condensate, recovered products, and other petroleum products.

Processors – Entities (usually re-refineries) which utilize a processing technology to convert used oil or petroleum by-products into a higher-value feedstock or end-product.

Pygas (pyrolysis gasoline) – A product that can be blended with gasoline as an octane booster or distilled and separated into its components, including benzene and other hydrocarbons.

Re-Refined Base Oil – The end product of used oil that is first cleansed of its contaminants, such as dirt, water, fuel, and used additives through vacuum distillation. The oil is also generally hydrotreated to remove any remaining chemicals. This process is very similar to what traditional oil refineries do to remove base oil from crude oil. Finally, the re-refined oil is combined with a fresh additive package by blenders to bring it up to industry performance levels.

Re-Refining – Refers to the process or industry which uses refining processes and technology with used oil as a feedstock to produce high-quality base stocks and intermediate feedstocks for lubricants, fuels, and other petroleum products.

Refining – The process of purification of a substance. The refining of liquids is often accomplished by distillation or fractionation. Gases can be refined in this way as well, by being cooled and/or compressed until they liquefy. Gases and liquids can also be refined by extraction with a selective solvent that dissolves away either the substance of interest, or the unwanted impurities.

Refining adjusted EBITDA – Represents income (loss) from operations plus or minus unrealized gain or losses on hedging activities, RFS costs (mainly RINs), and inventory adjustments, depreciation and amortization, interest expense, taxes, acquisition costs, environmental reserves and certain other unusual or non-recurring charges included in selling, general, and administrative expenses.

Reformate – A gasoline blending stock produced by catalytic reforming.

Renewable Diesel or RD – Means a diesel fuel derived from vegetable oils or animal fats that is produced through various processes, most commonly through hydrotreating, reacting the feedstock with hydrogen under temperatures and pressure in the presence of a catalyst.

RINs – Means renewable identification numbers and refers to serial numbers assigned to credits generated from renewable fuel production under the Environmental Protection Agency's Renewable Fuel Standard (RFS) regulations, which require blending renewable fuels into the nation's fuel supply. In lieu of blending, refiners may purchase these transferable credits to comply with the regulations.

Sour Crude Oil – Refers to crude oil containing quantities of sulfur greater than 0.4 percent by weight.

Sweet Crude Oil – Refers to crude oil containing quantities of sulfur equal to or less than 0.4 percent by weight.

Toll Processing/Third Party Processing – Refining or petrochemicals production done on a fee basis. A plant owner puts another party's feedstock through his equipment and charges for this service. A portion of the product retained by the processor may constitute payment. This form of compensation occurs frequently in refining because the feedstock supplier often is interested in retaining only one part of the output slate.

Transmix – A mix of transportation fuels, usually gasoline and diesel, created by mixing different specification products during pipeline transportation, stripping fuels from barges and bulk fuel terminals. Transmix processing plants distill the transmix back into specification products, such as unleaded gasoline and diesel fuel.

UMO – The abbreviation for used motor oil.

USGC CBOB – U.S. Gulf Coast Conventional Blendstock for Oxygenate Blending, which means conventional gasoline blendstock intended for blending with oxygenates downstream of the refinery where it was produced.

USGC ULSD – U.S. Gulf Coast Ultra-low sulfur diesel (ULSD), which is diesel fuel containing a maximum of 15 parts per million (ppm) of sulfur.

Used Oil – Any oil that has been refined from crude oil, or any synthetic oil that has been used, and as a result of use or as a consequence of extended storage or spillage has been contaminated with physical or chemical impurities. Examples of used oil include used motor oil, hydraulic oil, transmission fluid, and diesel and transformer oil.

Virgin Base Oil – Base oil which has not previously been recycled or re-refined.

Vacuum Distillation – The process of distilling vapor from liquid crudes, usually by heating and condensing the vapor below atmospheric pressure turning it back to a liquid in order to purify, fractionate or form the desired products.

Vacuum Gas Oil or **VGO** – A product produced from a vacuum distillation column which is predominately used as an intermediate feedstock to produce transportation fuels and other by-products such as gasoline, diesel and marine fuels.

VTB – Refers to vacuum tower bottoms, the leftover bottom product of distillation, which can be processed in cokers and used for upgrading into gasoline, diesel, and gas oil.

PART I

Item 1. Business

Corporate History

We were formed as a Nevada corporation on May 14, 2008. Pursuant to an Amended and Restated Agreement and Plan of Merger dated May 19, 2008, by and between Vertex Holdings, L.P. (formerly Vertex Energy, L.P.), a Texas limited partnership ("Holdings"), us, World Waste Technologies, Inc., a California corporation ("WWT" or "World Waste"), Vertex Merger Sub, LLC, a California limited liability company and our wholly-owned subsidiary ("Merger Subsidiary"), and Benjamin P. Cowart, our Chief Executive Officer, as agent for our shareholders (as amended from time to time, the "Merger Agreement"), effective on April 16, 2009, World Waste merged with and into Merger Subsidiary, with Merger Subsidiary continuing as the surviving corporation and becoming our wholly-owned subsidiary (the "Merger"). In connection with the Merger, (i) each outstanding share of World Waste common stock was cancelled and exchanged for 0.10 shares of our common stock; (ii) each outstanding share of World Waste Series A preferred stock was cancelled and exchanged for 0.4062 shares of our Series A preferred stock; and (iii) each outstanding share of World Waste Series B preferred stock was cancelled and exchanged for 11.651 shares of our Series A preferred stock.

Additionally, as a result of the Merger, as the successor entity of World Waste, we assumed World Waste's filing obligations with the Securities and Exchange Commission and our common stock began trading on the Over-The-Counter Bulletin Board under the symbol "VTNR.OB" effective May 4, 2009. Subsequently, effective February 13, 2013, our common stock began trading on The NASDAQ Capital Market under the symbol "VTNR", where it has continued to trade.

Prior Material Acquisitions and Transactions

Vertex Holdings Acquisition

Effective as of August 31, 2012, we acquired 100% of the outstanding equity interests of Vertex Acquisition Sub, LLC ("Acquisition Sub"), a special purpose entity consisting of substantially all of the assets of Holdings and real-estate properties of B & S Cowart Family L.P. ("B&S LP" and the "Acquisition"). Prior to closing the Acquisition, Holdings contributed to Acquisition Sub substantially all of its assets and liabilities relating to the business of transporting, storing, processing and re-refining petroleum products, crudes and used lubricants, including all of the outstanding equity interests in Holdings' wholly-owned operating subsidiaries, Cedar Marine Terminals, L.P. ("CMT" or "Cedar Marine Terminals"), which operates a 19-acre bulk liquid storage facility and terminal on the Houston Ship Channel, which serves as a truck-in, barge-out facility and provides throughput terminal operations and which terminal is also the site of our proprietary, patented, Thermal Chemical Extraction Process ("TCEP") (described below); Crossroad Carriers, L.P. ("Crossroad") is a common carrier that provides transportation and logistical services for liquid petroleum products, as well as other hazardous materials and product streams; Vertex Recovery, L.P. ("Vertex Recovery"), is a generator solutions company for the recycling and collection of used oil and oil-related residual materials from large regional and national customers throughout the U.S. and Canada, which it facilitates through a network of independent recyclers and franchise collectors; and H&H Oil, L.P. ("H&H Oil"), which collects and recycles used oil and residual materials from customers based in Austin, Baytown, Dallas, San Antonio and Corpus Christi, Texas and B&S LP contributed real estate associated with the operations of H&H Oil.

Omega Refining Acquisition

In May 2014, we acquired certain of the assets of Omega Refining, LLC ("Omega Refining"), Bango Refining NV, LLC ("Bango Refining") and Omega Holdings Company LLC ("Omega Holdings" and collectively with Omega Refining and Bango Refining, "Omega" or the "sellers") related to (1) the operation of oil re-refineries and, in connection therewith, purchasing used lubricating oils and re-refining such oils into processed oils and other products for the distribution, supply and sale to end-customers and (2) the provision of related products and support services. The assets included Omega's Marrero, Louisiana plant which produces vacuum gas oil (VGO) and a Bango, Nevada plant which produces base lubricating oils. We acquired the assets in the name of our indirect wholly-owned subsidiary, Vertex Refining LA, LLC ("Vertex LA"). The assets and operations acquired from Omega fall under our Black Oil segment. The Bango Refining operations were sold in January 2016.

Heartland Acquisition

In December 2014, we acquired substantially all of the assets of Warren Ohio Holdings Co., LLC, f/k/a Heartland Group Holdings, LLC ("Heartland") related to and used in an oil re-refinery and, in connection with the collecting, aggregating and purchasing of used lubricating oils and the re-refining of such oils into processed oils and other products for the distribution, supply and sale to end-customers, including raw materials, finished products and work-in-process, equipment and other fixed assets, customer lists and marketing information, the name 'Heartland' and other related trade names, Heartland's real property relating to its used oil refining facility located in Columbus, Ohio, used oil storage and transfer facilities located in Columbus, Zanesville and Norwalk, Ohio, and leases related to storage and transfer facilities located in Zanesville, Ohio, Mount Sterling, Kentucky, and Ravenswood, West Virginia (collectively, the "Heartland Assets"). The Heartland Assets were acquired by our indirect wholly-owned subsidiary, Vertex Refining OH, LLC ("Vertex OH"). The assets and operations acquired from Heartland (the "Heartland Assets and Operations") fall under our Black Oil segment and are included under discontinued operations in the accompanying financial statements, refer to "Part II" – "Item 8. Financial Statements and Supplementary Data", Note 24, "Discontinued Operations" for additional information. The Heartland assets and operations were sold in February 2023, as discussed below under "Recent Transactions" – "Sale and Purchase Agreement".

Crystal Energy, LLC

On June 1, 2020 (the "Crystal Energy Closing Date"), the Company, through Vertex Operating, entered into and closed a Member Interest Purchase Agreement with Crystal Energy, LLC ("Crystal Energy"). Upon the closing of the acquisition, Crystal Energy became a wholly-owned subsidiary of Vertex Operating.

Crystal Energy is an Alabama limited liability company that was organized on September 7, 2016, for the purpose of purchasing, storing, selling, and distributing refined motor fuels. These activities include the wholesale distribution of gasoline, blended gasoline, and diesel for use as engine fuel to operate automobiles, trucks, locomotives, and construction equipment. Crystal Energy markets its products to third-party customers, and customers will typically resell these products to retailers, end-use consumers, and others. These assets are used in our Refining segment. Crystal Energy substantially ceased its operations in December 2023.

Penthol Agreement Termination

On June 5, 2016, the Company and Penthol LLC reached an agreement for the Company to act as Penthol's exclusive agent to market and promote Group III base oil from the United Arab Emirates to the United States. The Company also agreed to provide logistical support. The start-up date was July 25, 2016, with a 5-year term through 2021. Over the Company's objection, Penthol terminated the Agreement effective January 19, 2021. The Company and Penthol are currently involved in litigation involving such termination and related matters as described in greater detail in "Part II"-- "Item 8. Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements in "Note 4. Commitments and Contingencies", under the heading "Litigation".

Prior Material Transactions

Mobile Refinery Acquisition

Effective April 1, 2022, we completed the acquisition of a 75,000 bpd crude oil refinery ten miles north of Mobile, in Saraland, Alabama (the "Mobile Refinery") and related logistics assets, which include a deep-water draft, bulk loading terminal facility with 600,000 Bbls of storage capacity for crude oil and associated refined petroleum products located in Mobile, Alabama (the "Blakeley Island Terminal") from Equilon Enterprises LLC d/b/a Shell Oil Products US and/or Shell Oil Company and/or Shell Chemical LP, subsidiaries of Shell plc ("Shell"). The terminal includes a dock for loading and unloading vessels with a pipeline tie-in, as well as the related logistics infrastructure of a high-capacity truck rack with 3-4 loading heads per truck, each rated at 600 gallons per minute (the "Mobile Truck Rack"). The Mobile Refinery currently processes heavy and sour crude to produce heavy olefin feed, regular gasoline, premium gasoline, jet fuel, and diesel fuel.

The Company paid a total of $75.0 million in consideration for the acquisition of the Mobile Refinery. In addition, we paid $16.4 million for previously agreed upon capital expenditures, miscellaneous prepaids and reimbursable items and an $8.7 million technology solution comprising the ecosystem required for the Company to run the Mobile Refinery after the acquisition. The Company also purchased certain crude oil and finished products inventories for $130.2 million owned by Shell at the Mobile Refinery.

As a result of the Mobile Refinery purchase, Vertex Refining and Shell Trading (US) Company ("STUSCO") entered into a Crude Oil & Hydrocarbon Feedstock Supply Agreement (the "Crude Supply Agreement") pursuant to which STUSCO agreed to sell to Vertex Refining, NV, LLC ("Vertex Refining"), and Vertex Refining agreed to buy from STUSCO, all of the crude oil and hydrocarbon feedstock requirements of the Mobile Refinery, subject to certain exceptions set forth therein. The agreement provides that STUSCO is the exclusive supplier for the Mobile Refinery's requirement for crude oil and hydrocarbon feedstock.

Additionally, as a result of the Mobile Refinery purchase, we entered into several agreements with Macquarie Energy North America Trading Inc ("Macquarie"). Under these agreements (together, the "Inventory Financing Agreement"), Macquarie agreed to finance the Mobile Refinery's crude supply and inventories, and Vertex agreed to provide storage and terminalling services to Macquarie. At the time of the acquisition, Macquarie agreed to finance $124.3 million of the $130.2 million of opening inventories.

Macquarie Transactions

On April 1, 2022 (the "Commencement Date"), Vertex Refining entered into a Supply and Offtake Agreement (the "Crude Oil Supply and Offtake Agreement") with Macquarie, pertaining to crude oil supply and offtake of finished products located at the Mobile Refinery acquired on April 1, 2022. On the Commencement Date, pursuant to an Inventory Sales Agreement and in connection with the Crude Oil Supply and Offtake Agreement, Macquarie purchased from Vertex Refining all crude oil and finished products within the categories covered by the Crude Oil Supply and Offtake Agreement and the Inventory Sales Agreement, which were held at the Mobile Refinery and a certain specified third party storage terminal, which were previously purchased by Vertex Refining as part of the acquisition of the Mobile Refinery.

Pursuant to the Crude Oil Supply and Offtake Agreement, beginning on the Commencement Date and subject to certain exceptions, substantially all of the crude oil located at the Mobile Refinery and at a specified third-party storage terminal from time to time will be owned by Macquarie prior to its sale to Vertex Refining for consumption within the Mobile Refinery processing units. Also pursuant to the Crude Oil Supply and Offtake Agreement, and subject to the terms and conditions and certain exceptions set forth therein, Macquarie will purchase from Vertex Refining substantially all of the Mobile Refinery's output of certain refined products and will own such refined products while they are located within certain specified locations at the Mobile Refinery. Macquarie takes title to the refined products stored in our storage tanks until they are sold to our retail locations or to third parties. We record the inventory owned by Macquarie on our behalf as inventory with a corresponding accrued liability on our balance sheet because we maintain the risk of loss until the refined products are sold to third parties and we have an obligation to repurchase it.

Pursuant to the Crude Oil Supply and Offtake Agreement and subject to the terms and conditions therein, Macquarie may during the term of the Crude Oil Supply and Offtake Agreement procure crude oil and refined products from certain third parties which may be sold to Vertex Refining or third parties pursuant to the Crude Oil Supply and Offtake Agreement and may sell Refined Products to Vertex Refining or third parties (including customers of Vertex Refining).

The obligations of Vertex Refining and any of its subsidiaries under the Crude Oil Supply and Offtake Agreement and related transaction documents are guaranteed by the Company. The obligations of Vertex Refining and any of its subsidiaries under the Crude Oil Supply and Offtake Agreement and related transaction documents are also secured by a Pledge and Security Agreement in favor of Macquarie, discussed below, executed by Vertex Refining. In addition, the Crude Oil Supply and Offtake Agreement also requires that Vertex Refining post and maintain cash collateral (in the form of an independent amount) as security for Vertex Refining's obligations under the Crude Oil Supply and Offtake Agreement and the related transaction documents. The amount of cash collateral is subject to adjustments during the term.

The Crude Oil Supply and Offtake Agreement has a 24 month term following the Commencement Date, subject to the performance of customary covenants, and certain events of default and termination events provided therein (certain of which are discussed in greater detail below), for a facility of this size and type. Additionally, either party may terminate the agreement at any time, for any reason, with no less than 180 days prior notice to the other. The agreement automatically extends for another 12 months after the end of the initial term, unless terminated prior to such date by either party with 180 days prior written notice.

The price for crude oil purchased by the Company from Macquarie and for products sold by the Company to Macquarie within each agreed product group, in each case, is equal to a pre-determined benchmark, plus a pre-agreed upon differential, subject to adjustments and monthly true-ups.

In connection with the entry into the Crude Oil Supply and Offtake Agreement, Vertex Refining entered into various ancillary agreements which relate to supply, storage, marketing and sales of crude oil and refined products including, but not limited to the following: Inventory Sales Agreement, Master Crude Oil and Products Agreement, Storage and Services Agreement, and a Pledge and Security Agreement (collectively with the Supply and Offtake Agreement, the "Supply Transaction Documents").

Vertex Refining's obligations under the Crude Oil Supply and Offtake Agreement and related transaction documents (other than the hedges which are secured and guaranteed on a pari passu basis under the Loan and Security Agreement (defined and discussed below)) were unconditionally guaranteed by the Company pursuant to the terms of a Guaranty entered into on April 1, 2022, by the Company in favor of Macquarie (the "Guaranty").

Term Loan

On April 1, 2022 (the "Closing Date"), Vertex Refining; the Company, as a guarantor; substantially all of the Company's direct and indirect subsidiaries, as guarantors (together with the Company, the "Initial Guarantors"); certain funds and accounts under management by BlackRock Financial Management, Inc. or its affiliates, as lenders ("BlackRock"), certain funds managed or advised by Whitebox Advisors, LLC, as lenders ("Whitebox"), certain funds managed by Highbridge Capital Management, LLC, as lenders ("Highbridge"), Chambers Energy Capital IV, LP, as a lender ("Chambers"), CrowdOut Capital LLC, as a lender ("CrowdOut Capital"), CrowdOut Credit Opportunities Fund LLC, as a lender (collectively with BlackRock, Whitebox, Highbridge, Chambers and CrowdOut Capital, the "Lenders"); and Cantor Fitzgerald Securities, in its capacity as administrative agent and collateral agent for the Lenders (the "Agent"), entered into a Loan and Security Agreement (the Loan and Security Agreement as amended to date, the "Loan and Security Agreement").

Pursuant to the Loan and Security Agreement, the Lenders agreed to provide a $125 million term loan to Vertex Refining (the "Initial Term Loan"), the proceeds of which, less agreed upon fees and discounts, were held in escrow prior to the Closing Date, pursuant to an Escrow Agreement. On the Closing Date, net proceeds from the term loans, less the agreed upon fees and discounts, as well as certain transaction expenses, were released from escrow to Vertex Refining in an aggregate amount of $94 million.

On May 26, 2022, each of the Initial Guarantors (including the Company), Vertex Refining OH, LLC, which is indirectly wholly-owned by the Company ("Vertex OH"), HPRM LLC, and Tensile-Heartland Acquisition Corporation, a Delaware corporation ("Tensile-Heartland", and together with Vertex Ohio and HPRM, the "Additional Guarantors", and the Additional Guarantors, together with the Initial Guarantors and such other subsidiaries of the Company who from time to time have guaranteed the obligations of Vertex Refining under the Loan and Security Agreement, the "Guarantors", and the Guarantors, together with Vertex Refining, the "Loan Parties"), entered into an Amendment Number One to Loan and Security Agreement ("Amendment No. One to Loan Agreement"), with certain of the Lenders and CrowdOut Warehouse LLC, as a lender (the "Additional Lenders" and together with the Initial Lenders, the "Lenders") and the Agent, pursuant to which, the amount of the Term Loan (as defined below) was increased from $125 million to $165 million, with the Additional Lenders providing an additional term loan in the amount of $40 million (the "First Additional Term Loan").

The Company used a portion of the proceeds from the Term Loan borrowing to pay a portion of the purchase price associated with the acquisition of the Mobile Refinery (defined above) acquired by Vertex Refining on April 1, 2022, as discussed in greater detail above, and to pay certain fees and expenses associated with the closing of the Loan and Security Agreement and was required to use the remainder of the funds for (i) the planned renewable diesel conversion of the Mobile Refinery, and (ii) working capital and liquidity needs.

In connection with the entry into the initial Loan and Security Agreement, and as additional consideration for the Lenders agreeing to loan funds to the Company thereunder, the Company granted warrants to purchase 2.75 million shares of common stock of the Company to the Lenders (and/or their affiliates) on the Closing Date (the "April 2022 Warrants"). The terms of the warrants are set forth in a Warrant Agreement (the "April 2022 Warrant Agreement") entered into on April 1, 2022, between the Company and Continental Stock Transfer & Trust Company as warrant agent.

In connection with the entry into the Amendment No. One to Loan Agreement, and as a required term and condition thereof, on May 26, 2022, the Company granted warrants (the "May 2022 Warrants") to purchase 250 thousand shares of the Company's common stock to the Additional Lenders and their affiliates. The terms of the Additional Warrants are set forth in a Warrant Agreement (the "May 2022 Warrant Agreement") entered into on May 26, 2022, between the Company and Continental Stock Transfer & Trust Company as warrant agent.

On December 28, 2023, each of the Guarantors (including the Company), together with Vertex Refining (the "Loan Parties"), entered into an amendment to the Loan and Security Agreement with the Lenders and the Agent ("Amendment No. Five to Loan Agreement"), pursuant to which certain of the Lenders agreed to provide an additional term loan in the amount of $50 million (the "Second Additional Term Loan", and together with the First Additional Term Loan and the Initial Term Loan, the "Term Loan").

In connection with the Second Additional Term Loan, and as additional consideration to the Lenders providing the Additional Term Loan for loaning funds to the Company in connection therewith, the Company granted warrants to purchase 1 million shares of common stock of the Company to the Lenders, or affiliates thereof (the "December 2023 Warrants" and together with the May 2022 Warrants and April 2022 Warrants, the "Warrants"). The terms of the New Warrants are set forth in a Warrant Agreement (the "December 2023 Warrant Agreement" and together with the April 2022 Warrant Agreement and May 2022 Warrant Agreement, the "Warrant Agreements") entered into on December 28, 2023, between the Company and Continental Stock Transfer & Trust Company as warrant agent.

Finally, as additional consideration for the Lenders agreeing to Amendment No. Five to the Loan Agreement, the Company agreed to reprice the April 2022 Warrants and May 2022 Warrants to have an exercise price of $3.00 per share (the "Warrant Repricing"), pursuant to the entry by the Company and Continental Stock Transfer & Trust Company, as warrant agent, into (i) an amendment, dated as of December 28, 2023, to the warrant agreement governing the April 2022 Warrants (the "April 2022 Warrant Amendment") and an (ii) an amendment to the warrant agreement governing the May 2022 Warrants (the "May 2022 Warrant Amendment").

Myrtle Grove Facility Purchase

On April 1, 2022, the Company, through Vertex Splitter Corporation ("Vertex Splitter"), a wholly-owned subsidiary of the Company, acquired the 15% noncontrolling interest of Vertex Refining Myrtle Grove LLC ("MG SPV") held by Tensile-Myrtle Grove Acquisition Corporation ("Tensile-MG"), an affiliate of Tensile Capital Partners Master Fund LP, an investment fund based in San Francisco, California ("Tensile") from Tensile-Vertex Holdings LLC ("Tensile-Vertex"), an affiliate of Tensile for $7.2 million, which was based on the value of the Class B Unit preference of MG SPV held by Tensile-MG, plus capital invested by Tensile-MG in MG SPV (which had not been returned as of the date of payment), plus cash and cash equivalents held by Tensile-MG as of the closing date. As a result, the Company acquired 100% of MG SPV, which in turn owns the Company's Belle Chasse, Louisiana, re-refining complex.

Sale and Purchase Agreement

On February 1, 2023, HPRM LLC ("HPRM"), which is indirectly wholly-owned by the Company, entered into a Sale and Purchase Agreement (the "Sale Agreement") with GFL Environmental Services USA, Inc. ("GFL") whereby HPRM agreed to sell to GFL, and GFL agreed to purchase from HPRM, all of HPRM's equity interest in Vertex OH. Vertex Operating and GFL Environmental Inc. ("GFL Environmental"), an affiliate of GFL, were also parties to the Sale Agreement.

Pursuant to the Sale Agreement, HPRM agreed to sell GFL all of its equity interests in Vertex OH, which owns the Heartland refinery located in Columbus, Ohio (the "Heartland Refinery"). The sale also includes all property and assets owned by Vertex OH, including inventory associated with the Heartland Refinery, and all real and leased property and permits owned by Vertex OH, and all used motor oil collection and recycling assets and operations owned by Vertex OH (collectively with the Heartland Refinery, the "Heartland Assets and Operations").

The transactions contemplated by the Sale Agreement closed on February 1, 2023.

The purchase price for the transaction was $90 million, subject to certain customary adjustments for net working capital, taxes and assumed liabilities. We also entered into a transition services agreement, restrictive covenant agreement and, through our subsidiary Vertex LA, a used motor oil supply agreement with GFL in connection with the sale.

Paydown of Term Loan

On February 5, 2023, the Company used $11 million of the proceeds from the Sale Agreement to paydown the then principal amount of the Term Loan.

Amendment No. 1 to Supply and Offtake Agreement

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In connection with the entry into the RD Supply and Offtake Agreement, discussed below, Macquarie, Vertex Refining and the Company, entered into Amendment Agreement No. 1 to the Supply and Offtake Agreement ("Amendment 1"). Pursuant to Amendment 1, the Crude Oil Supply and Offtake Agreement was amended to include certain additional documents relating to the RD Supply and Offtake Agreement as transaction documents, and to update such Crude Oil Supply and Offtake Agreement in connection therewith, to amend the unwind procedures associated with the Crude Oil Supply and Offtake Agreement, and to update or revise certain other covenants set forth in the Crude Oil Supply and Offtake Agreement relating to cross defaults, finance agreements, minimum liquidity, and guarantor requirements, to be conformed with changes made to analogous provisions in, or to otherwise account for, the RD Supply and Offtake Agreement terms. Amendment 1 also made conforming amendments to certain other agreements relating to the Crude Oil Supply and Offtake Agreement.

Renewables RD Supply and Offtake Agreement

On May 26, 2023 (the "Commencement Date"), Vertex Renewables Alabama, LLC, an affiliate indirectly wholly-owned by the Company ("Vertex Renewables"), entered into a Supply and Offtake Agreement (the "RD Supply and Offtake Agreement" and together with the Crude Oil Supply and Offtake Agreement, the "Supply and Offtake Agreements") with Macquarie, pertaining to the supply and financing of renewable biomass feedstocks used for the production of renewable fuels, the offtake and financing of renewable diesel, and the provision of certain financing accommodations with respect to certain agreed environmental attributes associated with the operation of such renewable diesel unit (including Renewable Identification Numbers (RINs), tax credits, and low carbon fuel credits) at the Mobile Refinery.

The RD Supply and Offtake Agreement has a 24 month term following the Commencement Date, which was May 26, 2023, subject to the performance of customary covenants, and may be terminated earlier following the occurrence of certain events of default and termination events provided therein that are customary for a facility of this size and type and subject to applicable cure periods in certain events. Additionally, either party may terminate the agreement at any time, for any reason, with not less than 180 days prior notice to the other. In the event Vertex Renewables is the terminating party, Vertex Refining must also at the same time, terminate that certain Crude Oil Supply and Offtake Agreement entered into with Macquarie dated April 1, 2022.

Pursuant to the RD Supply and Offtake Agreement, we pay or receive certain fees from Macquarie based on changes in market prices over time.

Description of Business Activities:

We are an energy transition company specializing in refining and marketing high-value conventional and lower-carbon alternative transportation fuels. We are engaged in operations across the petroleum value chain, including refining, collection, aggregation, transportation, storage and sales of aggregated feedstock and refined products to end-users. All of these products are commodities that are subject to various degrees of product quality and performance specifications.

We operate in two segments:

(1) Refining and Marketing, and

(2) Black Oil and Recovery.

Our Refining and Marketing segment manages the refining of crude oil and renewable feedstocks, and distributes finished products across the southeastern United States through a high-capacity truck rack, together with deep and shallow water distribution points capable of supplying waterborne vessels.

Our Black Oil and Recovery segment aggregates and manages the re-refinement of used motor oil and other petroleum by-products and sells the re-refined products to end customers.

Refining and Marketing Segment

Our Refining and Marketing segment is engaged in the refining and distribution of petroleum products and includes the Mobile Refinery and related operations. As described above, effective April 1, 2022, we completed the acquisition of the Mobile Refinery, a 75,000 bpd crude oil refinery ten miles north of Mobile, in Saraland, Alabama and related logistics assets, which include a deep-water draft, bulk loading terminal facility with 600,000 Bbls of storage capacity for crude oil and associated refined petroleum products located in Mobile, Alabama. The terminal includes a dock for loading and unloading vessels with a pipeline tie-in, as well as the related logistics infrastructure of a high-capacity truck rack with 3-4 loading heads

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per truck, each rated at 600 gallons per minute. The Mobile Refinery currently processes heavy and sour crude to produce heavy olefin feed, regular gasoline, premium gasoline, jet fuel, and diesel fuel.

On May 27, 2023, the Mobile Refinery began processing soybean oil into renewable diesel ("RD"). The RD facility located in Mobile, Alabama, specializes in the advanced refining of organic feedstocks, including crop oils and waste oils, into high-quality renewable diesel. With a proven background in feedstock and supply-chain logistics, coupled with strong transport infrastructure and tankage, Vertex's commercial operations provide critical support by establishing pathways to supply feedstock necessary for ratable production. We currently sell our finished renewable diesel product in the western half of North America.

In addition, we aggregate a diverse mix of feedstocks petroleum distillates, transmix and other off-specification chemical products. These feedstock streams are purchased from pipeline operators, refineries, chemical processing facilities and third-party providers. We have a toll-based processing agreement in place with Monument Chemical Port Arthur, LLC (formerly with KMTEX) ("Monument Chemical") to re-refine feedstock streams, under our direction, into various end products that we specify. Monument Chemical uses industry standard processing technologies to re-refine our feedstocks into pygas, gasoline blendstock and marine fuel cutterstock. We sell all of our re-refined products directly to end-customers or to processing facilities for further refinement. In addition, we are distributing refined motor fuels such as gasoline, blended gasoline products and diesel used as engine fuels, to third party customers who typically resell these products to retailers and end consumers.

Black Oil and Recovery Segment

Discontinued operations of Vertex include our Heartland Assets and Operations, which is part of our Black Oil business, Refer to "Part II" – "Item 8. Financial Statements and Supplementary Data", Note 24, "Discontinued Operations" for additional information.

Our Black Oil business is engaged in operations across the entire used motor oil recycling value chain including collection, aggregation, transportation, storage, refinement, and sales of aggregated feedstock and re-refined products to end users. We collect and purchase used oil directly from generators such as oil change service stations, automotive repair shops, manufacturing facilities, petroleum refineries, and petrochemical manufacturing operations. We own a fleet of 68 collection vehicles, which routinely visit generators to collect and purchase used motor oil and perform other collection services. We also aggregate used oil from a diverse network of approximately 30 suppliers who operate similar collection businesses to ours.

We manage the logistics of transport, storage and delivery of used oil to our customers. We own a fleet of 30 transportation trucks and more than 80 above ground storage tanks with over 8.0 million gallons of storage capacity. These assets are primarily used by the Black Oil segment. In addition, we also utilize third parties for the transportation and storage of used oil feedstocks. Typically, we sell used oil to our customers in bulk to ensure efficient delivery by truck, rail, or barge. In many cases, we have contractual purchase and sale agreements with our suppliers and customers, respectively. We believe these contracts are beneficial to all parties involved because it ensures that a minimum volume is sold from collectors and generators, a minimum volume is purchased by our customers, and we are able to minimize our inventory risk by a spread between the costs to acquire used oil and the revenues received from the sale and delivery of used oil. The majority of our contracts are treated as normal purchase and normal sale transactions. In addition, at our Marrero, Louisiana facility, we produce a Vacuum Gas Oil (VGO) product that is sold to refineries as well as to the marine fuels market. At our Columbus, Ohio facility (Heartland Petroleum), divested on February 1, 2023, we produced a base oil product that is sold to lubricant packagers and distributors.

We currently provide our services in 5 states, primarily in the Gulf Coast, Midwest and Mid-Atlantic regions of the United States. For the rolling twelve-month period ending December 31, 2023, we aggregated approximately 67.9 million gallons of used motor oil and other petroleum by-product feedstocks and managed the re-refining of approximately 59.7 million gallons of used motor oil with our proprietary VGO and Base Oil processes.

Our Black Oil and Recovery segments include two business lines. The Black Oil business collects and purchases used motor oil directly from third-party generators, aggregates used motor oil from an established network of local and regional collectors, and sells used motor oil to our customers for use as a feedstock or replacement fuel for industrial burners. We operate a refining facility and we also utilize third-party processing facilities. Our Recovery business includes a generator solutions company for the proper recovery and management of hydrocarbon streams as well as metals which includes transportation and marine salvage services throughout the Gulf Coast.

We also operate a facility in Marrero, Louisiana, which facility re-refines used motor oil and also produces VGO and a re-refining complex in Belle Chasse, Louisiana, which we call our Myrtle Grove facility.

The Company's Recovery business includes a generator solutions company for the proper recovery and management of hydrocarbon streams, the sales and marketing of Group III base oils through January 2021, and other petroleum-based products, together with the recovery and processing of metals.

Organizational Structure

The following chart reflects our current organization structure, including significant subsidiaries (all of which are wholly-owned, except as discussed below):


Vertex Energy, Inc.
Vertex Refining Alabama LLC
Owns and operates the Mobile Refinery
HPRM LLC (Heartland SPV)
Holds oil re-refinery assets, including the Columbus, Ohio re-refinery (Sold on February 1, 2023)
Vertex Energy Operating, LLC (Vertex Operating)
Holding company for entities below
Vertex Refining Alabama LLC
Owns and operates the Mobile Refinery
Vertex Refining Myrtle Grove LLC (MG SPV)
Owns a Belle Chasse, Louisiana, re-refining complex
Vertex Refining, LA, LLC (Vertex Refining LA)
Owns and operates Marrero, Louisiana plant
Crystal Energy, LLC (Crystal)
Wholesale distributor of gasoline, blended gasoline, and diesel (Substantially discontinued)
Vertex Refining Texas LLC
Processing Pygas & Bottoms Streams
Vertex Marine Fuel Services LLC
Marine Fuels Distribution
Vertex Recovery Management, LLC (VRM)
Holding company for VRMLA
Vertex Acquisition Sub, LLC (Vertex Acquisition)
Holding company for entities below
Vertex Renewables LLC
Holding company for entity below
Vertex Recovery Management LA, LLC (VRMLA)
(51% owned by VRM and 49% owned by Industrial Pipe, Inc.)
Buys and Prepares ferrous and non-ferrous scrap intended for large haul barge sales
Vertex Recovery, L.P. (Vertex Recovery)
Generator solutions company owns Nicko
Cedar Marine Terminals, L.P. (CMT)
Operates Cedar Marine Terminal
Vertex Renewables Alabama LLC
Renewable Diesel Production
Crossroad Carriers, L.P. (Crossroad)
Common carrier of hazardous materials
H&H Oil, L.P. (H&H)
Collects and recycles used oil and residual materials

Our Industry

Conventional Refining

The petroleum refining industry is a competitive landscape comprising an array of fully integrated national and multinational oil companies that engage in diverse activities within the refining sector. These activities include exploration, production, transportation, refining, marketing, retail fuel and convenience stores, and independent refiners. Within the industry, our principal competitors are the petroleum refiners based in the Gulf Coast Region.

Given the nature of the industry, the cost of crude oil and other feedstocks is a crucial competitive factor that must be continually monitored. We analyze our refinery complexity, efficiency, and product mix to make informed decisions on allocating resources and maximizing our profitability. Distribution and transportation costs are also essential competitive factors that we actively manage in an attempt to minimize our expenses while maintaining the quality of our products. Additionally, regulatory compliance costs such as Renewable Fuel Standards are closely monitored to ensure we remain compliant while working towards minimizing the associated costs.

Used Oil Re-Refining

The used oil recycling industry comprises generators, collectors, aggregators, processors, re-refiners, and end-users. Generators produce used oil through oil changes on vehicles, machinery, and heavy equipment. Collectors are intermediaries who collect used oil from generators and transport it to aggregators, processors, and re-refiners. Aggregators purchase used oil and petroleum by-products from multiple collectors and deliver those as feedstock to processors and re-refiners. Processors and re-refiners convert used oil or petroleum by-products into higher-value feedstock or end-products using vacuum distillation and hydrotreating processes. Re-refined lubricating base oil is of equal quality and lasts as long as virgin base oil, while intermediate products are used as industrial fuels or transportation fuel blend stocks.

The market value of recycled oil is based on its end-use, while the financial and environmental benefits of recycling used oil are dependent on the extent to which the used oil is re-refined, and the price spread between natural gas and crude oil. Environmental regulations prohibit the disposal of used oil in sewers or landfills due to the heavy metals and other contaminants that make it detrimental to the environment if improperly disposed. Re-refined oil significantly reduces the amount of toxic heavy metals, greenhouse gases, and other pollutants introduced into the environment, conserves petroleum that would have otherwise been refined into virgin base stock oil, and is a more environmentally responsible option than burning used oil as an industrial fuel. With the increasing demand for high-quality, environmentally responsible products, we believe that the used oil recycling market has significant growth potential through increasing the percentage of recycled oil that is re-refined rather than burned as a low-cost industrial fuel.

Our Competitive Strengths

Large, Diversified Feedstock Supply Network

We obtain our feedstock supply through a combination of direct collection activities and purchases from third-party suppliers. We believe our balanced direct and indirect approach to obtaining feedstock is highly advantageous because it enables us to maximize total supply and reduce our reliance on any single supplier and the risk of not fulfilling our minimum feedstock sale quotas. We collect feedstock directly from over 4,500 generators including oil change service stations, automotive repair shops, manufacturing facilities, petroleum refineries and petrochemical manufacturing operations, as well as brokers. We aggregate used oil from a diverse network of approximately 30 suppliers who operate similar collection businesses to ours.

Strategic Relationships

We have established relationships with key feedstock suppliers, storage and transportation providers, oil re-refineries, and end-user customers. We believe our relationships with these parties are strong, in part due to our high level of customer service, competitive prices, and our ability to contract (for purchase or sale) long-term, minimum monthly feedstock commitments. We believe that our strategic relationships could lead to contract extensions and expanded feedstock supply or purchase agreements.

Logistics Capabilities

We have extensive expertise and experience managing and operating feedstock supply chain logistics and multimodal transportation services for customers who purchase our feedstock or higher-value, re-refined products. We believe that our scale, infrastructure, expertise, and contracts enable us to cost effectively transport product and consistently meet our customers' volume, quality and delivery schedule requirements.

Diversified End Product Sales

We believe that the diversity of the products we sell reduces our overall risk and exposure to price fluctuations. Prices for petroleum-based products can be impacted significantly by supply and demand fluctuations which are not correlated with general commodity price changes.

Management Team

We are led by a management team with expertise in petroleum refining, recycling, finance, operations, and re-refinement technology. Each member of our senior management team has more than 25 years of industry experience. We believe the strength of our management team will help our success in the marketplace.

Products and Services

We generate substantially all of our revenue from the sale of twelve categories of products and certain services discussed below. All of these products are commodities that are subject to various degrees of product quality and performance specifications.

Distillates

Distillates are finished fuel products such as gasoline, jet fuel and diesel fuels.

Base Oil

Base oil is an oil to which other oils or substances are added to produce a lubricant. Typically, the main substance in lubricants, base oils, are refined from crude oil.

Pygas

Pygas, or pyrolysis gasoline, is a product that can be blended with gasoline as an octane booster or that can be distilled and separated into its components, including benzene and other hydrocarbons.

Industrial Fuel

Industrial fuel is a distillate fuel oil which is typically a blend of lower quality fuel oils. It can include diesel fuels and fuel oils such as No. 1, No. 2 and No. 4 diesel fuels that are historically used for space heating and power generation. Industrial fuel is typically a fuel with low viscosity, as well as low sulfur, ash, and heavy metal content, making it an ideal blending agent.

Oil Collection Services

Oil collection services include the collection, handling, treatment and sales of used motor oil and products which include used motor oil (such as oil filters) which are collected from our customers.

Metals

Metals consist of recoverable ferrous and non-ferrous recyclable metals from manufacturing and consumption. Scrap metal can be recovered from pipes, barges, boats, building supplies, surplus equipment, tanks, and other items consisting of metal composition. These materials are segregated, processed, cut-up and sent back to a steel mill for re-purposing.

Other re-refinery products

Other re-refinery products include the sales of asphalt, condensate, recovered products, and other petroleum products.

VGO/Marine fuel sales

VGO/Marine fuel sales relate to the sale of low sulfur fuel meeting the criteria for IMO 2020 compliant marine fuels.

The way that the product categories above and our services fit into our two operating segments are described below. For further description of individual products, please refer to the Glossary of terms at the beginning of this document.

	Refining and Marketing[1]	Black Oil and Recovery [2]
Gasolines	X	
Jet Fuel	X	
Distillates	X	
Renewable diesel	X	
Base oil		X
VGO/Marine fuel	X	X
Other refined products [3]	X	X
Pygas	X	
Metals [4]		X
Other re-refined products [5]	X	X
Terminalling	X	
Oil collection services		X

[1] The Refining and Marketing segment consists primarily of the sale of refined hydrocarbon products such as gasoline, distillates, jet fuel, intermediates refined at the Mobile Refinery and pygas; and industrial fuels, which are produced at a third-party facility (Monument Chemical).

[2] The Black Oil segment continued operations consist primary of the sale of (a) other re-refinery products, recovered products, and used motor oil; (b) specialty blending and packaging of lubricants; (c) transportation revenues; (d) the sale of VGO (vacuum gas oil)/marine fuel; (e) petroleum products which include base oil and industrial fuels—which consist of used motor oils, cutterstock and fuel oil generated by our facilities; (f) oil collection services—which consist of used oil sales, burner fuel sales, antifreeze sales and service charges; (g) the sale of other re-refinery products including asphalt, condensate, recovered products, and used motor oil; (h) sale of ferrous and non-ferrous recyclable Metal(s) products that are recovered from manufacturing and consumption; and (i) revenues generated from trading/marketing of Group III Base Oils. On February 1, 2023, the Company sold its Heartland Assets and Operations (which forms a part of the Black Oil segment), and as such, has determined to present the Company's Heartland Assets and Operations as discontinued operations.

[3] Other refinery products include the sales of base oil, cutterstock and hydrotreated VGO, LPGs, sulfur and vacuum tower bottoms (VTB).

[4] Metals consist of recoverable ferrous and non-ferrous recyclable metals from manufacturing and consumption. Scrap metal can be recovered from pipes, barges, boats, building supplies, surplus equipment, tanks, and other items consisting of metal composition. These materials are segregated, processed, cut-up and sent back to a steel mill for re-purposing.

[5] Other re-refinery products include the sales of asphalt, condensate, recovered products, and other petroleum products.

Suppliers

In our Refining and Marketing segment we purchase crude oil and renewable feedstock from third party suppliers and compete for these products in the open market.

In our Black Oil segment, we conduct business with a number of used oil generators, as well as a large network of suppliers that collect used oil from used oil generators. In our capacity as a collector of used oil, we purchase feedstock from approximately 10,000 businesses, such as oil change service stations, automotive repair shops, manufacturing facilities, petroleum refineries, and petrochemical manufacturing operations, which generate used oil through their operations.

Customers

The Black Oil segment sells used oil, VGO, base oil and other petroleum feedstocks to numerous customers in the Gulf Coast and Midwest regions of the United States. The primary customers of its products are packagers, distributers, blenders and industrial burners, as described above as well as re-refiners of the feedstock. The Black Oil segment is party to various feedstock sale agreements whereby we sell used oil feedstock to third parties. The agreements provide for customers to purchase certain minimum gallons of used oil feedstock per month at a price per barrel equal to our direct costs, plus certain commissions, based on the quality and quantity of the used oil we supply.

The Recovery segment does not rely solely on contracts, but mainly on the spot market as well as a strategic network of customers and vendors to support the purchase and sale of its products which are commodities. It also relies on project-based work which it bids on from time to time, of which there is no guarantee or assurance of repeat business.

Competition

All aspects of the energy refining industry are very competitive. We compete with various other refining companies on the Gulf Coast. Our competitors include major integrated, national, and independent energy companies. Many of these competitors have greater financial and technical resources and staff which may allow them to better withstand and react to changing and adverse market conditions. Our profitability is dependent on refined product margins which can fluctuate significantly based on conditions out of our control. In addition, crude supply can have a large impact on profitability. Our refining business sources and obtains all of our crude oil from third-party sources and competes globally for crude oil and feedstocks.

The industrial waste and brokerage of petroleum products industries are highly competitive. There are numerous small to mid-size firms that are engaged in the collection, transportation, treatment and brokerage of virgin and used petroleum products. These competitors actively seek to purchase feedstock from local, regional and industrial collectors, refineries, pipelines and other sources. Competition for these feedstocks may result in increasing prices to obtain used motor oil and transmix feedstocks critical to the success of our business. In order to remain competitive, we must control costs and maintain strong relationships with our feedstock suppliers. Our network of generators and collectors minimizes our reliance on any single supplier. A portion of the sales of the collected and aggregated used motor oil product are based on supply contracts which include a range of prices which change based on feedstock quality specifications and volumes. This pricing structure helps to insulate us from inventory risk by ensuring a spread between costs to acquire used motor oil feedstock and the revenues received for delivery of the feedstock. We believe that price and service are the main competitive factors in the used motor oil collection industry. We believe that our ability to accept and transport large volumes of oil year round gives us an advantage over many of our competitors. In addition, we believe that our storage capacity and ability to process the streams of products we receive as well as our ability to transport the end product by barge, rail and truck provide further advantages over many of our competitors.

Human Capital

The Company works diligently to attract the best talent from a diverse range of sources in order to meet the current and future demands of our business. We have established relationships with trade schools, world-class universities, professional associations and industry groups to proactively attract talent.

We have a strong employee value proposition that leverages our unique culture, collaborative working environment, shared sense of purpose, desire to do the right thing and ground-breaking work to attract talent to our Company. Although we have a broad footprint in our business, our people feel like they are amongst friends and can be themselves. We empower them to find new and better ways of doing things and the scale of our business means that careers can develop in exciting and unexpected directions.

As of February 29, 2024, we employed 481 full-time employees. We believe that our relations with our employees are good. The average employee has 3.75 years of service.

Seasonality

The industrial hydrocarbon recovery business is seasonal to the extent that it is dependent on streams from seasonal industries. Demand is generally lower in the first and fourth quarters of the year for gasoline and other fuel products we produce, as compared to the second and third quarters. Demand for gasoline and diesel is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic and agricultural activity. For an example, asphalt plants burn recycled waste oil in their process, placing pricing and supply availability constraints on the industry during the good weather construction and road building seasons. In our current markets, road paving typically occurs from late spring to early fall. Therefore, it is somewhat easier to procure certain waste streams during winter months when competition for used motor oil feedstock is historically not as strong. Currently we are seeing increased demand for used motor oil feedstocks throughout the year due to the addition of re-refining technologies in the marketplace.

Governmental Regulation, Including Environmental Regulation and Climate Change

Our operations are subject to stringent United States federal, state and local laws and regulations concerning the discharge of materials into the environment or otherwise relating to health and safety or the protection of the environment. Additional laws and regulations, or changes in the interpretations of existing laws and regulations, that affect our business and operations may be adopted, which may in turn impact our financial condition.

Additionally, the U.S. Departments of Transportation, Coast Guard and Homeland Security as well as various federal, state, local and foreign agencies exercise broad powers over our transportation operations, generally governing such activities as authorization to engage in motor carrier operations, safety and permits to conduct transportation business. We may also become subject to new or more restrictive regulations that the Departments of Transportation and Homeland Security, the Occupational Safety and Health Administration, the Environmental Protection Agency or other authorities impose, including regulations relating to engine exhaust emissions, the hours of service that our drivers may provide in any one time-period, security and other matters.

Our compliance challenges arise from various legislative and regulatory bodies influenced by political, environmental, health and safety concerns.

For an example of regulatory changes being considered that may or may not have an impact on our operations are related to per- and polyfluoroalkyl substances (PFAS or PFASs). PFAS are widely used, long lasting chemicals, components of which break down very slowly over time.

We must also obtain and maintain a range of federal, state and local permits for our various logistical needs as well as our planned industrial processes.

The following is a summary of the more significant existing health, safety and environmental laws and regulations to which our operations are subject.

Hazardous Substances and Waste

The United States Comprehensive Environmental Response, Compensation, and Liability Act, as amended, referred to as "CERCLA" or the "Superfund" law, and comparable state laws impose liability without regard to fault or the legality of the original conduct on certain defined persons, including current and prior owners or operators of a site where a release of hazardous substances occurred and entities that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these "responsible persons" may be liable for the costs of cleaning up the hazardous substances, for damages to natural resources and for the costs of certain health studies.

In the course of our operations, we occasionally generate materials that are considered "hazardous substances" and, as a result, may incur CERCLA liability for cleanup costs. Also, claims may be filed for personal injury and property damage allegedly caused by the release of hazardous substances or other pollutants. We also generate solid wastes that are subject to the requirements of the United States Resource Conservation and Recovery Act, as amended, or "RCRA," and comparable state statutes.

Although we use operating and disposal practices that are standard in the industry, hydrocarbons or other wastes may have been released at properties owned or leased by us now or in the past, or at other locations where these hydrocarbons and wastes were taken for treatment or disposal. Under CERCLA, RCRA and analogous state laws, we could be required to clean up contaminated property (including contaminated groundwater), or to perform remedial activities to prevent future contamination.

Air Emissions

The Clean Air Act, as amended, or "CAA," and similar state laws and regulations restrict the emission of air pollutants and also impose various monitoring and reporting requirements. These laws and regulations may require us to obtain approvals or permits for construction, modification or operation of certain projects or facilities and may require use of emission controls.

Global Warming and Climate Change

Various state governments and regional organizations have enacted, or are considering enacting, new legislation and promulgating new regulations governing or restricting the emission of GHG, including from refineries, re-refineries, other facilities, vehicles and equipment. At the federal level, the EPA has already made findings and issued regulations that require us to establish and report an inventory of greenhouse gas emissions. Legislative and regulatory proposals for restricting GHG emissions or otherwise addressing climate change could require us to incur additional operating costs and could adversely affect demand for the refined oil and other finished products that we sell or the cost of the raw materials and other feedstocks that we purchase. The potential increase in our operating costs could include new or increased costs to obtain permits, operate and maintain our equipment and facilities, install new emission controls on our equipment and facilities, acquire allowances to authorize our greenhouse gas emissions, pay taxes related to our greenhouse gas emissions and administer and manage a greenhouse gas emissions program.

Additionally, the development of a federal renewable energy standard, or the development of additional or more stringent renewable energy standards at the state level could reduce the demand for refined oil and other of our finished products, thereby adversely impacting our earnings, cash flows and financial position. A cap-and-trade program generally would cap overall greenhouse gas emissions on an economy-wide basis and require major sources of greenhouse gas emissions or major fuel producers to acquire and surrender emission allowances. A federal cap and trade program or expanded use of cap and trade programs at the state level could impose direct costs on us through the purchase of allowances and could impose indirect costs by incentivizing consumers to shift away from fossil fuels. In addition, federal or state carbon taxes could directly increase our costs of operation and similarly incentivize consumers to shift away from fossil fuels.

In addition, activists concerned about the potential effects of climate change have directed their attention at sources of funding for fossil-fuel energy companies, which has resulted in an increasing number of financial institutions, funds and other sources of capital restricting or eliminating their investment in oil and natural gas activities. Ultimately, this may make it more difficult and expensive for us to secure funding. Members of the investment community have also begun to screen companies such as ours for sustainability performance, including practices related to greenhouse gases and climate change, before investing in our securities. Any efforts to improve our sustainability practices in response to these pressures may increase our costs, and we may be forced to implement technologies that are not economically viable in order to improve our sustainability performance and to meet the specific requirements to perform services for certain customers.

These various legislative, regulatory and other activities addressing greenhouse gas emissions could adversely affect our business, including by imposing reporting obligations on, or limiting emissions of greenhouse gases from, our equipment and operations, which could require us to incur costs to reduce emissions of greenhouse gases associated with our operations. Limitations on greenhouse gas emissions could also adversely affect demand for oil and gas, which could lower the value of our reserves and have a material adverse effect on our profitability, financial condition and liquidity.

Compliance with GHG laws or taxes could significantly increase our costs, reduce demand for fossil energy derived products, impact the cost and availability of capital and increase our exposure to litigation. Such laws and regulations could also increase demand for less carbon intensive energy sources.

Environmental Matters

Like other petroleum refiners, we are subject to federal, state, and local environmental laws and regulations. These laws generally provide for control of pollutants released into the environment and require responsible parties to undertake remediation of hazardous waste disposal. These governmental entities may also propose or assess fines or require corrective actions for these asserted violations. Except as disclosed below, we do not anticipate that any such matters currently known to management will have a material impact on our financial condition, results of operations, or cash flows.

Water Discharges

We operate facilities that are subject to requirements of the United States Clean Water Act, as amended, or "CWA," and analogous state laws for regulating discharges of pollutants into the waters of the United States and regulating quality standards for surface waters. Among other things, these laws impose restrictions and controls on the discharge of pollutants, including into navigable waters as well as the protection of drinking water sources. Spill prevention, control and counter-measure requirements under the CWA require implementation of measures to help prevent the contamination of navigable waters in the event of a hydrocarbon spill. Other requirements for the prevention of spills are established under the United States Oil Pollution Act of 1990, as amended, or "OPA", which amended the CWA and applies to owners and operators of vessels, including barges, offshore platforms and certain onshore facilities. Under OPA, regulated parties are strictly liable for oil spills and must establish and maintain evidence of financial responsibility sufficient to cover liabilities related to an oil spill for which such parties could be statutorily responsible.

Federal Renewable Fuels Standard Program

The Renewable Fuel Standard (RFS) program was created under the Energy Policy Act of 2005, which amended the Clean Air Act. The Energy Independence and Security Act of 2007 ("EISA") further amended the CAA by expanding the RFS program. The EPA implements the program in consultation with the U.S. Department of Agriculture and the Department of Energy.

The RFS program is a national policy that requires a certain volume of renewable fuel to replace or reduce the quantity of petroleum-based transportation fuel, heating oil or jet fuel. The four renewable fuel categories under the RFS are: (1) biomass-based diesel; (2) cellulosic biofuel; (3) advanced biofuel; and (4) total renewable fuel.

According to the EPA, for a fuel to qualify as a renewable fuel under the RFS program, the EPA must determine that the fuel qualifies under the statute and regulations. Among other requirements, fuels must achieve a reduction in greenhouse gas (GHG) emissions as compared to a 2005 petroleum baseline. The EPA has approved fuel pathways under the RFS program under all four categories of renewable fuel. Advanced pathways already approved include ethanol made from sugarcane; jet fuel made from camelina; cellulosic ethanol made from corn stover; compressed natural gas from municipal wastewater treatment facility digesters; and others.

The EPA continues to review and approve new pathways, including for fuels made with advanced technologies or with new feedstocks. Certain biofuels are similar enough to gasoline or diesel that they do not have to be blended, but can be simply "dropped in" to existing petroleum-based fuels. These drop-in biofuels directly replace petroleum-based fuels and hold particular promise for the future.

Obligated parties under the RFS program are refiners or importers of gasoline or diesel fuel. Compliance is achieved by blending renewable fuels into transportation fuel, or by obtaining credits (called "Renewable Identification Numbers", or RINs) to meet an EPA-specified Renewable Volume Obligation (RVO). The EPA calculates and establishes RVOs every year through rulemaking, based on the CAA volume requirements and projections of gasoline and diesel production for the coming year. The standards are converted into a percentage and obligated parties must demonstrate compliance annually.

RINs are generated when a producer makes a gallon of renewable fuel and RINs can be traded between parties. Obligated parties can buy gallons of renewable fuel with RINs attached and can also buy RINs on the market. Obligated parties can carry over unused RINs between compliance years. They may also carry a compliance deficit into the next year; however, this deficit must be made up the following year.

We generate RINs through the blending of biofuels and through our renewal biodiesel operations at the Mobile Refinery. To the degree the Company is unable to blend the required amount of biofuels to satisfy its RINs obligation, RINs must be purchased on the open market to avoid penalties and fines. The Company records its RINs obligation on a net basis in accrued expenses when its RINs liability is greater than the amount of RINs earned and purchased in a given period and in prepaid and other current assets when the amount of RINs earned and purchased is greater than the RINs liability.

State Environmental Regulations

Our operations involve the storage, handling, transport and disposal of bulk waste materials, some of which contain oil, contaminants and other regulated substances. Various environmental laws and regulations require prevention, and where necessary, cleanup of spills and leaks of such materials and some of our operations must obtain permits that limit the discharge of materials. Failure to comply with such environmental requirements or permits may result in fines and penalties, remediation orders and revocation of permits. Specifically, in Texas, we are subject to rules and regulations promulgated by the Texas Railroad Commission and the Texas Commission on Environmental Quality, including those designed to protect the environment and monitor compliance with water quality. In Louisiana, we are subject to rules and regulations promulgated by the Louisiana Department of Environmental Quality and the Louisiana Department of Natural Resources as to environmental and water quality issues, and the Louisiana Public Service Commission as to allocation of intrastate routes and territories for waste water transportation. We believe that we are in compliance with regulations in the states where we conduct business.

Occupational Safety and Health Act

We are subject to the requirements of the United States Occupational Safety and Health Act, as amended, or "OSHA," and comparable state laws that regulate the protection of employee health and safety. OSHA's hazard communication standard requires that information about hazardous materials used or produced in our operations be maintained and provided to employees, state and local government authorities and citizens.

Transportation Regulations

We may conduct interstate motor carrier (trucking) operations that are subject to federal regulation by the Federal Motor Carrier Safety Administration, or "FMCSA," a unit within the United States Department of Transportation, or "USDOT." The FMCSA publishes and enforces comprehensive trucking safety regulations, including rules on commercial driver licensing, controlled substance testing, medical and other qualifications for drivers, equipment maintenance, and drivers' hours of service, referred to as "HOS." The agency also performs certain functions relating to such matters as motor carrier registration (licensing), insurance, and extension of credit to motor carriers' customers. Another unit within USDOT publishes and enforces regulations regarding the transportation of hazardous materials, or "hazmat."

In December 2010, the FMCSA launched a program called Compliance, Safety, Accountability, or "CSA," in an effort to improve commercial truck and bus safety. A component of CSA is the Safety Measurement System, or "SMS," which analyzes all safety violations recorded by federal and state law enforcement personnel to determine a carrier's safety performance. The SMS is intended to allow the FMCSA to identify carriers with safety issues and intervene to address those problems. Although our trucking operations currently hold a "Satisfactory" safety rating from FMCSA (the best rating available), the agency has announced a future intention to revise its safety rating system by making greater use of SMS data in lieu of on-site compliance audits of carriers. We cannot predict the effect such a revision may have on our safety rating.

Our intrastate trucking operations are also subject to various state environmental transportation regulations discussed under "Environmental Regulations" above. Federal law also allows states to impose insurance and safety requirements on motor carriers conducting intrastate business within their borders, and to collect a variety of taxes and fees on an apportioned basis reflecting miles actually operated within each state.

HOS regulations establish the maximum number of hours that a commercial truck driver may work. HOS rules, which are intended to reduce the risk of fatigue and fatigue-related crashes and harm to driver health, prohibits a driver from driving if more than eight hours have passed since the driver's last off-duty or sleeper berth break of at least 30 minutes and limits the use of the restart to once a week, which, on average, results in a maximum work week of 70 hours.

A new regulation primarily impacting our marine bunker fuel production is known as "IMO 2020". On January 1, 2020, the International Maritime Organization (the "IM") implemented a new regulation for a 0.50% global sulphur cap for marine fuels. Under the new global cap, ships that traverse the oceans will be required to use marine fuels with a sulphur content of no more than 0.50%, versus the prior limit of 3.50%, in an effort to reduce the amount of sulphur oxide and decrease pollution and greenhouse gas emissions from the global shipping fleet.

Our Marrero facility produces and sells IMO 2020 compliant bunker fuel.

Inflation and Commodity Price Risk

We have seen increases in costs when comparing to the prior year as well as inflationary and supply chain pressures across our business in areas such as labor, transportation, supplies and overall energy related expenses. We purchase petroleum and petroleum by-products for consolidation and delivery, as well as for our own refining operations. By virtue of constant changes in the market value of petroleum products, we are exposed to fluctuations in both revenues and expenses. We are exposed to market risks related to the volatility in the price of crude oil, No. 6 Fuel Oil and refined petroleum products. To reduce the impact of price volatility on our results of operations and cash flows, we use commodity derivative instruments, such as futures and options. Our positions in commodity derivative instruments are monitored and managed on a daily basis to ensure compliance with our stated risk management policy that has been approved by our board of directors.

We primarily use commodity derivative instruments as economic hedges, which are not designated as hedging instruments, and we use fair value and cash flow hedges from time to time.

Our objectives for holding economic hedges are to (i) manage price volatility in certain feedstock and refined petroleum product inventories and fixed-price purchasing, and (ii) lock in the price of forecasted feedstock, refined petroleum product, and refined petroleum product sales at existing market prices.

The purchase of our used motor oil feedstock tends to track with natural gas pricing due to the market's typical practice of substituting used motor oil for natural gas as a fuel source for various industrial processes. On the other hand, the prices of the products that may in the future be generated through the re-refining processes that we hope to develop are expected to track with market pricing for marine diesel and vacuum-gas oil. The recent rise in oil prices has increased the spread between the price of used motor oil, feedstock and re-refining end-products.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology, trade secrets, technical know-how and other proprietary information. We pursue the registration of our domain names and trademarks and service marks in the United States and in certain locations outside the United States. We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other parties.

Intellectual property laws, procedures, and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology. Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our technology to develop applications with the same functionality as our applications. Policing unauthorized use of our technology and intellectual property rights is difficult.

In addition, we have developed a website and have registered www.vertexenergy.com as our domain name, which contains information we do not desire to incorporate by reference herein.

Available Information

We file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Our SEC filings are available to the public over the Internet at the SEC's website at www.sec.gov and are available for download, free of charge, as soon as reasonably practical after such reports are filed with or furnished to the SEC, on the "Investor Relations," "SEC Filings" page of our website at www.vertexenergy.com. From time to time, we also post announcements, updates, events, investor information and presentations on our website in addition to copies of all recent news releases. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC like us at www.sec.gov. Our internet address is www.vertexenergy.com. Information on our website is not part of this Report, and we do not desire to incorporate by reference such information herein. Copies of documents filed by us with the SEC are also available from us without charge, upon oral or written request to our Secretary, who can be contacted at the address and telephone number set forth on the cover page of this Report.

Item 1A. Risk Factors

Summary Risk Factors

We face risks and uncertainties related to our business, many of which are beyond our control. In particular, risks associated with our business include:

- our need for additional funding, the availability of, and terms of, such funding;

- our ability to pay amounts due on outstanding indebtedness, including outstanding term loans, covenants of such indebtedness, including restrictions on further borrowing, and security interests in connection therewith;

- the terms of our agreements with Macquarie and Idemitsu, including termination rights associated therewith, and our ability to find replacement partners, in the event such agreements were terminated;

- risks associated with unanticipated problems at, or downtime effecting, our facilities and those operated by third parties on which we rely and, unexpected changes in our anticipated capital expenditures resulting from unforeseen required maintenance, repairs, or upgrades;

- risks associated with our hedging activities, or our failure to hedge production;

- risks associated with our outstanding 6.25% Convertible Senior Notes due 2027 (the "Convertible Senior Note"), including amounts owed, conversion rights associated therewith, dilution caused thereby, redemption obligations associated therewith and our ability to repay such facilities and amounts due thereon when due;

- risks associated with ongoing capital projects at the Mobile Refinery, including the timing thereof, costs associated therewith, and cost over runs;

- the level of competition in our industry and our ability to compete;

- decreases in global demand for, and the price of, oil, the supply and demand for oil and used oil, as well as used oil feed stocks and the price of oil and the feedstocks we use in our operations, process and sell;

- the availability of crude oil and used oil feedstocks;

- the outcome of natural disasters, hurricanes, floods, war, terrorist attacks, fires and other events negatively impacting our facilities and operations;

- the loss of key personnel or failure to attract, integrate and retain additional personnel;

- our ability to protect our intellectual property and not infringe on others' intellectual property;

- our ability to maintain supplier relationships and obtain adequate supplies of crude oil and other feedstocks;

- our ability to produce our products at competitive rates and the impact of competitive services and products;

- our ability to execute our business strategy in a very competitive environment;

- trends in, and the market for, the price of oil and gas and alternative energy sources and, our ability to respond to changes in our industry;

- our ability to maintain our relationships with Shell, Macquarie, and Idemitsu;

- potential future litigation, judgments and settlements;

- risk of increased regulation of our operations and products and rules and regulations making our operations more costly or restrictive and changes in environmental and other laws and regulations and risks associated with such laws and regulations;

- economic downturns and recessions both in the United States and globally, increased inflation and interest rates;

- negative publicity and public opposition to our operations, disruptions in the infrastructure that we and our partners rely on;

- an inability to identify attractive acquisition opportunities and successfully negotiate acquisition terms, our ability to complete acquisitions, and our ability to effectively integrate acquired assets, companies, employees or businesses, and liabilities associated with acquired companies, assets or businesses;

- our ability to effectively manage our growth and scale our operations;

- our ability to maintain insurance, the costs of required insurance, our lack of insurance, or claims not covered by our insurance;

- our lack of effective disclosure controls and procedures and internal control over financial reporting;

- loss of our ability to use net operating loss carry-forwards;

- improvements in alternative energy sources and technologies;

- accidents, equipment failures or mechanical problems which may occur; operational hazards and unforeseen interruptions for which we may not be adequately insured; the threat and impact of terrorist attacks, cyber-attacks or similar hostilities, on our facilities, any one of which may adversely impact our operations;

- risks of downturns in the U.S. and global economies, changes in inflation or interest rates, and/or the ongoing conflicts in Ukraine and Israel;

- our ability to meet earnings guidance;

- anti-take-over rights, limits on liability of our officers and directors and indemnification rights and other terms of our governing documents;

- the volatile nature of the market for our common stock and our ability to maintain the listing of our common stock on The Nasdaq Capital Market; and

- dilution caused by new equity offerings, the exercise of warrants and/or the conversion of outstanding convertible notes.

Investing in our common stock involves a high degree of risk. You should carefully consider each of the following risk factors and all of the other information set forth in this filing, including our consolidated financial statements and related notes, before investing in our common stock. The following risks and the risks described elsewhere in this filing, including in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," could materially harm our business, financial condition, future results and cash flow. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to Our Need for Future Funding and Current Indebtedness

We anticipate that we will need to raise additional capital in the future to satisfy outstanding liabilities and our ability to obtain the necessary funding is uncertain.

We will need to raise additional funding or refinance our Term Loan in the future, which we owe $196 million under as of the date of this filing, and which is due on April 1, 2025. We may also need to raise additional funding to meet the requirements of the terms and conditions of our outstanding Convertible Senior Notes, including to pay interest and principal thereon, we anticipate needing to raise additional funding in the future to repay the Term Loan, and/or we may need to raise additional funding in the future to support our operations, complete acquisitions and grow our operations. Such funds may not be available when needed or may not be available on favorable terms. If we raise additional funds in the future, by issuing equity securities, dilution to existing stockholders will result, and such securities may have rights, preferences and privileges senior to those of our common stock. If funding is insufficient at any time in the future and we are unable to generate sufficient revenue from new business arrangements, to repay our outstanding debts and/or redeem our preferred stock (pursuant to their terms), complete planned acquisitions or operations, our results of operations and the value of our securities could be adversely affected. Future funding may not be available on favorable terms, if at all. The terms of any new credit or debt agreement we enter into in the future to refinance or repay the Term Loan may be on less favorable terms, require additional, or more, restrictive covenants, and may further restrict our ability to operate.

Uncertainty and illiquidity in credit and capital markets can impair our ability to obtain credit and financing on acceptable terms and can adversely affect the financial strength of our business partners.

Our ability to obtain credit and capital depends in large measure on the state of the credit and capital markets, which is beyond our control. Our ability to access credit and capital markets may be restricted at a time when we would like, or need, access to those markets, which could constrain our flexibility to react to changing economic and business conditions. In addition, the cost and availability of debt and equity financing may be adversely impacted by unstable or illiquid market conditions. Protracted uncertainty and illiquidity in these markets also could have an adverse impact on our lenders, commodity hedging counterparties, or our customers, preventing them from meeting their obligations to us.

From time to time, our cash needs may exceed our internally generated cash flow, and our business could be materially and adversely affected if we are unable to obtain necessary funds from financing activities. From time to time, we may need to supplement cash generated from operations with proceeds from financing activities. Uncertainty and illiquidity in financial markets may materially impact the ability of the participating financial institutions to fund their commitments to us under our liquidity facilities. Accordingly, we may not be able to obtain the full amount of the funds available under our liquidity facilities to satisfy our cash requirements, and our failure to do so could have a material adverse effect on our operations and financial position.

We have substantial indebtedness and plan to acquire additional indebtedness in the future, which could adversely affect our financial flexibility and our competitive position. Our future failure to comply with financial covenants in our debt agreements could result in such debt agreements again being declared in default.

We have a significant amount of outstanding indebtedness. As of December 31, 2023, we owed $148.6 million in accounts payable and accrued expenses, $141.3 million in inventory financing liabilities (described below under "Part II. - Item 8. Financial Statements and Supplementary Data" -"Note 10. Inventory Financing Arrangements"), approximately $196 million under our Term Loan (due April 1, 2025), and $15.2 million under our Convertible Senior Notes (described below under "Part II. - Item 8. Financial Statements and Supplementary Data" -"Note 15 Financing Arrangements").

Our substantial indebtedness could have important consequences and significant effects on our business. For example, it could:

- increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

- require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

- restrict us from taking advantage of business opportunities;

- make it more difficult to satisfy our financial obligations;

- place us at a competitive disadvantage compared to our competitors that have less debt obligations; and

- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes on satisfactory terms or at all.

We may need to raise additional funding in the future to repay or refinance the Convertible Senior Notes, the Term Loan, planned future borrowings and our accounts payable, and as such may need to seek additional debt or equity financing. Such additional financing may not be available on favorable terms, if at all. If debt financing is available and obtained, our interest expense may increase and we may be subject to the risk of default, depending on the terms of such financing. If equity financing is available and obtained it may result in our stockholders experiencing significant dilution. If such financing is unavailable, we may be forced to curtail our operations, which may cause the value of our securities to decline in value and/or become worthless.

The requirements, restrictions and covenants in our Loan and Security Agreement, including interest payable thereunder, may restrict our ability to operate our business and might lead to a default under such agreement.

The Term Loan has a balance of $196.0 million at March 6, 2024, and a maturity date of April 1, 2025.

Amounts outstanding under the existing Term Loan bear interest at a rate per annum equal to the sum of (i) the greater of (x) the per annum rate publicly quoted from time to time by The Wall Street Journal as the "Prime Rate" in the United States minus 1.50% as in effect on such day and (y) the Federal Funds rate for such day plus 0.50%, subject in the case of this clause (i), to a floor of 1.0%, plus (ii) 10.25%, currently 17.25%. Interest is payable in cash (i) quarterly, in arrears, on the last business day of each calendar quarter, (ii) in connection with any payment, prepayment or repayment of the Term Loans, and (iii) at maturity (whether upon demand, by acceleration or otherwise). Pursuant to the Loan and Security Agreement, on the last day of March, June, September and December of each year (or if such day is not a business day, the next succeeding business day), beginning on June 28, 2024 and ending on December 31, 2024, Vertex Refining is required to repay $2,687,500 of the principal amount of the Term Loans, subject to reductions in the event of any prepayment of the Loan and Security Agreement.

The Loan and Security Agreement includes customary representations and warranties, and affirmative and negative covenants of the Loan Parties for a facility of that size and type, including prohibiting the Loan Parties from creating any indebtedness without the consent of the Lenders, subject to certain exceptions, and requiring the Loan Parties to have no less than $25 million of unrestricted cash for more than three consecutive business days.

The Loan and Security Agreement includes customary events of default for transactions of that type, including failures to pay amounts due, bankruptcy proceedings, covenant defaults, attachment or seizure of a material portion of the collateral securing the Loan and Security Agreement, cross defaults, if there is a default in any agreement governing indebtedness in excess of $3,000,000, resulting in the right to accelerate such indebtedness, certain judgments against a Loan Party, misrepresentations by the Loan Parties in the transaction documents, insolvency, cross default of the Supply and Offtake Agreement (defined below), a Change of Control (discussed below), termination of certain intercreditor agreements, and the loss or termination of certain material contracts. Upon the occurrence of an event of default, the Agent may declare the entire amount of obligations owed under the Loan and Security Agreement immediately due and payable and take certain other actions provided for under the Loan and Security Agreement, including enforcing security interests and guarantees.

Additionally, in the event of any payment, repayment or prepayment (other than in connection with prepayments required to be made with funds received from insurance settlements and recoveries which are not subject to a prepayment premium), including in the event of acceleration of the Term Loan (except for the Second Additional Term Loan), certain asset sales, certain equity issuances, and voluntary prepayments (a) during the first 18 months after the Closing Date (April 1, 2022), Vertex Refining agreed to pay an additional amount to the Lenders equal to 150% of the applicable interest rate, multiplied by the amount of such prepayment amount; (b) during the 19th through 24th months after the Closing Date, Vertex Refining agreed to pay an additional amount to the Lenders equal to 50% of the applicable interest rate, multiplied by the amount of such prepayment amount; and (c) at any time during the 25th month after the Closing Date, but prior to the date that is 90 days before the maturity date of amounts owed pursuant to the Loan and Security Agreement, Vertex Refining agreed to pay an additional amount to the Lenders equal to 25% of the applicable interest rate, multiplied by the amount of such prepayment amount. Upon the required repayment upon a change of control (also discussed below), Vertex Refining agreed to pay an additional amount to the Lenders equal to 1% of the aggregate principal amount of the amount prepaid (as applicable, the "Prepayment Premium") (except for the Second Additional Term Loan). The Prepayment Premium is also due upon a change of control, which includes the direct or indirect transfer of all or substantially all of the assets of the Loan Parties; the adoption of a plan of liquidation or dissolution relating to the Company; the acquisition in one or a series of transactions of 33% or more of the equity interests of the Company by a person or entity; the Company's failure to own 100% of Vertex Refining and the other Loan Parties, unless permitted by the Lenders; during any period of twelve consecutive months commencing on or after the Closing Date, the occurrence of a change in the composition of the Board of Directors of the Company such that a majority of the members of such Board of Directors are no longer directors; or a "change of control" or any comparable term under, and as defined in, any other indebtedness exceeding $2 million of the Loan Parties, shall have occurred (each a "Change of Control"). The Company also agreed to pay certain fees and transaction expenses in connection with the Second Additional Term Loan, including an exit fee calculated to pay the Lenders providing the December 2023 Additional Term Loan a multiple of invested capital of 1.20x on the amount of the Second Additional Term Loan.

As a result of these requirements, covenants and limitations, we may not be able to respond to changes in business and economic conditions and to obtain additional financing, if needed, and we may be prevented from engaging in transactions that might otherwise be beneficial to us. The breach of any of these requirements or covenants could result in a default under the Loan and Security Agreement or future credit facilities. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding under such Loan and Security Agreement or future debt facilities, including accrued interest or other obligations, to be immediately due and payable. If amounts outstanding under such Loan and Security Agreement or future debt facilities were to be accelerated, our assets might not be sufficient to repay in full that indebtedness and our other indebtedness.

Our Loan and Security Agreement and Supply and Offtake Agreements also contain cross-default and cross-acceleration provisions as may our future debt facilities. Under these provisions, a default or acceleration under one instrument governing our debt will in the case of the Loan and Security Agreement and Supply and Offtake Agreements and may in the case of future indebtedness, constitute a default under our other debt instruments that contain cross-default and cross-acceleration provisions, which could result in the related debt and the debt issued under such other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which funds might not be available to us on favorable terms, on a timely basis or at all. Alternatively, such a default could require us to sell assets and otherwise curtail operations to pay our creditors. The proceeds of such a sale of assets, or curtailment of operations, might not enable us to pay all of our liabilities.

A prolonged period of weak, or a significant decrease in, industry activity and overall markets may make it difficult to comply with our covenants and the other restrictions in the agreements governing our debt and current global and market conditions have increased the potential for that difficulty.

Our obligations under the Loan and Security Agreement and Supply and Offtake Agreements are secured by a first priority security interest in substantially all of our assets and various Company guarantees.

The amounts borrowed pursuant to the terms of the Loan and Security Agreement are secured by substantially all of the present and after-acquired assets of the Company and its subsidiaries. Additionally, Vertex Refining's and Vertex Renewables' obligations under the Loan and Security Agreements are jointly and severally guaranteed by substantially all of the Company's subsidiaries and the Company. The amounts owed under the Loan and Security Agreement are also secured by various deeds of trusts and mortgages for the real property(s) described therein, over the Mobile Refinery and substantially all other material owned and leased real property of the Guarantors including properties in Texas and Louisiana. In connection with the entry into the Loan and Security Agreement, Vertex Operating entered into an Intellectual Property Security Agreement in favor of the Agent, pursuant to which it granted a security interest in substantially all of its intellectual property (including patents and trademarks) in favor of the Lenders to secure the obligations of the Loan Parties under the Loan and Security Agreement. In connection with the entry into the Loan and Security Agreement, the Company, Vertex Refining and each of the Guarantors, entered into a Collateral Pledge Agreement in favor of the Agent, pursuant to which they granted the Agent a security interest in all now owned or hereafter acquired promissory notes and instruments evidencing indebtedness to any Guarantor and all now owned or hereafter acquired equity interests owned by such Guarantor.

The obligations of Vertex Refining and Vertex Renewables and their subsidiaries under the Supply and Offtake Agreements and related transaction documents are guaranteed by the Company. The obligations of Vertex Refining and Vertex Renewables and their subsidiaries under the Supply and Offtake Agreements and related transaction documents are also secured by Pledge and Security Agreements in favor of Macquarie. In addition, the Supply and Offtake Agreements also require that Vertex Refining and Vertex Renewables post and maintain cash collateral (in the form of an independent amount) as security for their obligations under the Supply and Offtake Agreements and the related transaction documents. The amount of cash collateral is subject to adjustments during the term.

As a result of the above, our creditors and Macquarie, in the event of the occurrence of a default under the Loan and Security Agreement or Supply and Offtake Agreements, respectively, may enforce their security interests over our assets and/or our subsidiaries which secure such obligations, may take control of our assets and operations, force us to seek bankruptcy protection, or force us to curtail or abandon our current business plans and operations. If that were to happen, any investment in the Company (including, but not limited to any investment in our common stock) could become worthless.

The Loan and Security Agreement includes restrictions on our ability to complete acquisitions.

The Loan and Security Agreement currently prohibits us from making any acquisitions (whether in a single transaction or a series of transactions), except in the ordinary course of business provided such ordinary course acquisitions in aggregate do not exceed $10 million. As a result, we may be prevented from completing acquisitions that are accretive to us and our operations during the term of the Loan and Security Agreement in the event that the Lenders do not approve the terms of such acquisition(s) separately in their sole discretion.

Our arrangement with Macquarie exposes us to Macquarie-related credit and performance risk as well as potential refinancing risks.

In April 2022, we entered into several agreements with Macquarie to support the operations of the Mobile Refinery, including a Supply and Offtake Agreement. Additionally, on May 26, 2023, Vertex Renewables entered into a Supply and Offtake Agreement with Macquarie, pertaining to the supply and financing of renewable biomass feedstocks used for the production of renewable fuels, the offtake and financing of renewable diesel, and the provision of certain financing accommodations with respect to certain agreed environmental attributes at the Mobile Refinery. Pursuant to the Supply and Offtake Agreements, Macquarie has agreed to intermediate crude oil supplies and refined product inventories, and renewable diesel supplies and product inventories, at the Mobile Refinery. Macquarie will own all of the crude oil and renewable diesel in our tanks and substantially all of our refined and finished product inventories prior to our sale of the inventories.

Should Macquarie terminate the Supply and Offtake Agreements with 180 days written notice, we would need to seek alternative sources of financing, including the requirement upon termination to repurchase the inventory at then current market prices. In addition, the cost of repurchasing the inventory may be at higher prices than we sold the inventory. If this is the case at the time of termination, we could suffer significant reductions in liquidity when Macquarie terminates the Supply and Offtake Agreements and we have to repurchase the inventories. We may also be unable to enter into a similar relationship with a third party which may impair our ability to operate the Mobile Refinery and purchase inventory therefore, which could have a material adverse effect on our operations and cash flows.

Economic uncertainty may affect our access to capital and/or increase the costs of such capital.

Global economic conditions continue to be volatile and uncertain due to, among other things, consumer confidence in future economic conditions, fears of recession and trade wars, global conflicts, including the ongoing conflict between Russia and Ukraine, and Israel and Hamas, the price of energy, increasing interest rates, the availability and cost of consumer credit, the availability and timing of government stimulus programs, levels of unemployment, increased inflation, and tax rates. These conditions remain unpredictable and create uncertainties about our ability to raise capital in the future. In the event required capital becomes unavailable in the future, or more costly, it could have a material adverse effect on our business, results of operations, and financial condition.

Risks Relating to Our Operations, Business and Industry

Our financial results are affected by changing commodity prices and margins for refined petroleum and other finished products.

Our financial results are largely affected by the relationship, or margin, between the prices at which we sell refined petroleum and other finished products and the prices for crude oil and other feedstocks used in manufacturing these products. Historically, margins have been volatile, and we expect they will continue to be volatile in the future.

The costs of feedstocks and the prices at which we can ultimately sell our products depend on numerous factors beyond our control, including regional and global supply and demand, which are subject to, among other things, production levels, levels of refined petroleum product inventories, productivity and growth of economies, and governmental regulation. We do not produce crude oil and must purchase all of the crude we process. The prices for crude oil and refined petroleum products can fluctuate based on global, regional and local market conditions, as well as by type and class of products, which can reduce margins and have a significant impact on our refining, wholesale marketing and retail operations, revenues, operating income and cash flows. Also, crude oil supply contracts generally have market-based pricing provisions. Changes in prices that occur between the time we purchase feedstocks or products and when we sell the refined petroleum products could have a significant effect on our financial results.

The price of crude oil also influences prices for our other finished products and the feedstocks used to manufacture the products. We use a significant amount of feedstocks that are derivatively produced in the refining of crude oil, and those feedstock prices can fluctuate widely for a variety of reasons, including changes in worldwide energy prices and the supply and availability of the feedstocks.

If we are unable to obtain crude oil supplies, soybean oil and other renewable diesel raw materials, for our Mobile Refinery without the benefit of certain intermediation agreements, the capital required to finance our crude oil supply and/or the lack of the supply of soybean oil and other renewable diesel raw materials could negatively impact our liquidity.

All of the crude oil and all of the soybean oil delivered at our Mobile Refinery are subject to our Supply and Offtake Agreements with Macquarie. If we are unable to obtain our crude oil supply and/or soybean oil supply for our refinery under these agreements, our exposure to crude oil and soybean oil pricing risks may increase as the number of days between when we pay for the crude oil and soybean oil and when the crude oil and soybean oil is delivered to us increases. Such increased exposure could negatively impact our liquidity position due to the increase in working capital used to acquire crude oil and soybean oil inventories for our refineries.

The prices of crude oil and refined and finished lubricant products materially affect our profitability, and are dependent upon many factors that are beyond our control, including general market demand and economic conditions, seasonal and weather-related factors, regional and grade differentials and governmental regulations and policies.

The demand for crude oil, soybean oil, renewable diesel and refined and finished lubricant products, is largely driven by the conditions of local and worldwide economies, as well as by weather patterns, changes in consumer preferences and the taxation of these products relative to other energy sources. Governmental regulations and policies, particularly in the areas of taxation, energy and the environment, and the setting of interest rates. Operating results can be affected by these industry factors, product and crude pipeline capacities, crude oil differentials (including regional and grade differentials), production of soybeans, changes in transportation costs, accidents or interruptions in transportation, competition in the particular geographic areas that we serve, global market conditions, actions by foreign nations and factors that are specific to us, such as the efficiency of our refinery operations. The demand for crude oil, soybean oil, renewable diesel and refined and finished lubricant products can also be reduced due to a local or national recession or other adverse economic condition, which results in lower spending by businesses and consumers on gasoline and diesel fuel, higher gasoline prices due to higher crude oil prices, a shift

by consumers to more fuel-efficient vehicles or alternative fuel vehicles (such as ethanol or wider adoption of gas/electric hybrid vehicles), or an increase in vehicle fuel economy, whether as a result of technological advances by manufacturers, legislation mandating or encouraging higher fuel economy or the use of alternative fuel.

We do not produce crude oil or soybean oil and must purchase all of our crude oil and soybean oil, the price of which fluctuates based upon worldwide and local market conditions. Our profitability depends largely on the spread between market prices for refined petroleum products and crude oil prices, and renewable diesel and renewable feedstocks. These margins are continually changing and may fluctuate significantly from time to time. Crude oil and refined products and crude oil prices and soybean oil are commodities whose price levels are determined by market forces beyond our control. For example, the reversal of certain existing pipelines or the construction of certain new pipelines transporting additional crude oil or refined products to markets that serve competing refineries could affect the market dynamic that has allowed us to take advantage of favorable pricing. Additionally, extreme weather conditions may affect the production of soybeans which in turn may affect the price and availability of soybean oil. A deterioration of crack spreads or price differentials between domestic and foreign crude oils, or between the price of soybean oil and renewable diesel, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Additionally, due to the seasonality of refined products markets and refinery maintenance schedules, results of operations for any particular fiscal quarter are not necessarily indicative of results for the full year and can vary year-to-year in the event of unseasonably cool weather in the summer months and/or unseasonably warm weather in the winter months in the markets in which we sell our petroleum products. For example, demand is generally lower in the first and fourth quarters of the year for gasoline and other fuel products we produce, as compared to the second and third quarters and demand for gasoline and diesel is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic and agricultural activity. In general, prices for refined products are influenced by the price of crude oil and the prices of renewable diesel are influenced by the price of renewable diesel feedstock such as soybean oil. Although an increase or decrease in the price for crude oil and/or soybean oil may result in a similar increase or decrease in prices for refined products, there may be a time lag in the realization of the similar increase or decrease in prices for refined products. The effect of changes in crude oil and/or soybean oil prices on operating results, therefore, depends in part on how quickly refined product prices adjust to reflect these changes. A substantial or prolonged increase in crude oil and/or soybean oil prices without a corresponding increase in refined product prices, a substantial or prolonged decrease in refined product prices without a corresponding decrease in crude oil and/or soybean oil prices, or a substantial or prolonged decrease in demand for refined products could have a significant negative effect on our earnings and cash flow. Also, our crude oil, soybean oil and refined products inventories are valued at the lower of cost or net realizable value under the first-in, first-out (“FIFO”) inventory valuation methodology, excluding commodity inventories at the Mobile Refinery which use the weighted average inventory accounting method. If the market value of our inventory were to decline to an amount less than our FIFO cost, we would record a write-down of inventory and a non-cash charge to cost of products sold even when there is no underlying economic impact at that point in time. Continued volatility in crude oil and/or soybean oil and refined products prices could result in lower of cost or net realizable value inventory charges in the future, or in reversals reducing cost of products sold in subsequent periods should prices recover.

To successfully operate our facilities, we are required to expend significant amounts for capital outlays and operating expenditures. If we are unable to complete capital projects at their expected costs or in a timely manner, or if the market conditions assumed in our project economics deteriorate, our financial condition, results of operations, or cash flows could be materially and adversely affected.

Our facilities consist of many processing units, a number of which have been in operation for many years. One or more of the units may require unscheduled or scheduled downtime for unanticipated or anticipated maintenance or repairs that are more frequent than our estimates of turnaround for such units. Scheduled and unscheduled maintenance could reduce our revenues during the period of time that the units are not operating. The installation and redesign of key equipment at our facilities, including the ongoing renewable diesel capital project at the Mobile Refinery, involves significant uncertainties, including the following: our upgraded equipment may not perform at expected levels; operating costs of the upgraded equipment may be higher than expected; the yield and product quality of new equipment may differ from design and/or specifications and redesign, modification or replacement of the equipment may be required to correct equipment that does not perform as expected, which could require facility shutdowns until the equipment has been redesigned or modified. Any of these risks associated with new equipment, redesigned older equipment, or repaired equipment could lead to lower revenues or higher costs or otherwise have a negative impact on our future financial condition and results of operations.

One of the ways we may grow our business is through the construction of new refinery processing units (or the purchase and refurbishment of used units from another refinery) and the conversion or expansion of existing ones, such as the ongoing conversion at the Mobile Refinery to produce renewable biodiesel. Projects are generally initiated to increase the yields

of higher-value products, increase the amount of lower cost crude oils that can be processed, increase refinery production capacity, meet new governmental requirements or take advantage of new government incentive programs, or maintain the operations of our existing assets. Additionally, our growth strategy includes projects that permit access to new and/or more profitable markets, including the growing demand for renewable diesel. The construction process involves numerous regulatory, environmental, political, and legal uncertainties, most of which are not fully within our control, including:

- third party challenges to, denials, or delays with respect to the issuance of requisite regulatory approvals and/or obtaining or renewing permits, licenses, registrations and other authorizations;

- societal and political pressures and other forms of opposition;

- compliance with or liability under environmental regulations;

- unplanned increases in the cost of construction materials or labor;

- disruptions in transportation of modular components and/or construction materials;

- severe adverse weather conditions, natural disasters, terror or cyberattacks, vandalism or other events (such as equipment malfunctions, explosions, fires or spills) affecting our facilities, or those of vendors and suppliers;

- shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages;

- market-related increases in a project's debt or equity financing costs; and/or

- nonperformance or force majeure by, or disputes with, vendors, suppliers, contractors, or sub-contractors involved with a project.

If we are unable to complete capital projects at their expected costs or in a timely manner our financial condition, results of operations, or cash flows could be materially and adversely affected. Delays in making required changes or upgrades to our facilities could subject us to fines or penalties as well as affect our ability to supply certain products we make. In addition, our revenues may not increase immediately upon the expenditure of funds on a particular project. Moreover, we may construct facilities to capture anticipated future growth in demand for refined products or renewable diesel in a region in which such growth does not materialize. As a result, new capital investments may not achieve our expected investment return, which could adversely affect our financial condition or results of operations.

In addition, from time to time, we have, and expect in the future to execute turnarounds at our refineries, which involve numerous risks and uncertainties. These risks include delays and incurrence of additional and unforeseen costs. The turnarounds allow us to perform maintenance, upgrades, overhaul and repair of process equipment and materials, during which time all or a portion of the refinery will be under scheduled downtime.

Our forecasted internal rates of return are also based upon our projections of future market fundamentals which are not within our control, including changes in general economic conditions, available alternative supply, global market conditions, actions by foreign nations and customer demand.

We are required to pay certain costs associated with a steam methane reformer located at the Mobile Refinery, the costs and expenses associated which may be material.

We are party to an agreement with a third party whereby the third party agreed to sell us gaseous hydrogen and steam, and we agreed to pay to design, fabricate, install, own, operate and maintain, a steam methane reformer located at the Mobile Refinery (the "Steam Facility"). The agreement remains in place for fifteen years from the date the Steam Facility becomes operational (which we anticipate occurring in 2025), subject to certain rights we have to extend the agreement. Pursuant to the agreement we agreed to pay a monthly base facility charge, along with the costs associated with the production of hydrogen at the facility. While our RD facility is operational, we anticipate that the monthly base facility charge and hydrogen costs will be paid through RD production and will only increase our costs of production by a non-material amount; however, in the event we cease RD operations for any reason, such payments are still required to be made, and are expected to be material to our then operations. Additionally, in the event that the cost of project increases or future modifications are required to be made to the facility, we will be responsible for the additional costs of such project, which may be material. The costs of such project have in the past, and may in the future, be exacerbated by increasing raw material costs and/or inflation. The required costs of the project and/or monthly base facility charge may be material and may materially decrease our cash available for operations, and result in the value of our securities declining in value.

Competition in the refining industry is intense, and an increase in competition in the markets in which we sell our products could adversely affect our earnings and profitability.

We compete with a broad range of refining companies, including certain multinational oil companies. Because of their geographic diversity, larger and more complex refineries, integrated operations and greater resources, some of our competitors may be better able to withstand volatile market conditions, to obtain crude oil in times of shortage and to bear the economic risks inherent in all areas of the refining industry.

We are not engaged in petroleum exploration and production activities and do not produce any of the crude oil feedstocks used at our refineries. We do not have a retail business and therefore are dependent upon others for outlets for our refined products. Certain of our competitors, however, obtain a portion of their feedstocks from company-owned production and have retail outlets. Competitors that have their own production or extensive retail outlets, with brand-name recognition, are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages.

In recent years there have been several refining and marketing consolidations or acquisitions between entities competing in our geographic market. These transactions could increase the future competitive pressures on us.

The markets in which we compete may be impacted by competitors' plans for expansion projects and refinery improvements that could increase the production of refined products in our areas of operation and significantly affect our profitability.

Also, the potential operation of new or expanded refined product transportation pipelines, or the conversion of existing pipelines into refined product transportation pipelines, could impact the supply of refined products to our existing markets and negatively affect our profitability.

In addition, we compete with other industries that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual consumers. The more successful these alternatives become as a result of governmental regulations, technological advances, consumer demand, improved pricing or otherwise, the greater the impact on pricing and demand for our products and our profitability. There are presently significant governmental and consumer pressures to increase the use of alternative fuels in the United States.

The market for our lubricants is highly competitive and requires us to continuously develop and introduce new products and product enhancements.

Our ability to grow our lubricants depends, in part, on our ability to continuously develop, manufacture and introduce new products and product enhancements on a timely and cost-effective basis, in response to customers' demands for higher performance process lubricants and other product offerings. Our competitors may develop new products or enhancements to their products that offer performance, features and lower prices that may render our products less competitive or obsolete, and, as a consequence, we may lose business and/or significant market share. Our efforts to respond to changes in consumer demand in a timely and cost-efficient manner to drive growth could be adversely affected by unfavorable margins or difficulties or delays in product development and service innovation, including the inability to identify viable new products, successfully complete research and development, obtain regulatory approvals, obtain intellectual property protection or gain market acceptance of new products or service techniques. The development and commercialization of new products requires significant expenditures over an extended period of time, and some products that we seek to develop may never become profitable, and we could be required to write-off our investments related to a new product that does not reach commercial viability.

A material decrease in the supply, or a material increase in the price, of crude oil or other raw materials or equipment available to our refineries and other facilities could significantly reduce our production levels and negatively affect our operations.

To maintain or increase production levels at our refineries, we must continually contract for crude oil supplies from third parties. There are a limited number of crude oil suppliers in certain geographic regions, and in such cases, we may be required to source from more than one supplier. If we are unable to maintain or extend our existing contracts with any such crude oil suppliers, or enter into new agreements on similar terms, the supply of crude oil could be adversely impacted, or we may incur a higher cost. A material decrease in crude oil production from the fields that supply our refineries, as a result of depressed commodity prices, decreased demand, lack of drilling activity, natural production declines, catastrophic events or otherwise, could result in a decline in the volume of crude oil available to our refineries. In addition, any prolonged disruption of a significant pipeline that is used in supplying crude oil to our refineries or the potential operation of a new, converted or expanded crude oil pipeline that transports crude oil to other markets could result in a decline in the volume of crude oil available to our refineries. Such an event could result in an overall decline in volumes of refined products processed at our refineries and therefore a corresponding reduction in our cash flow. If we are unable to secure additional crude oil supplies of sufficient quality or crude pipeline expansion to our refineries, we will be unable to take full advantage of current and future expansion of our refineries' production capacities.

For certain raw materials and utilities used by our refineries and other facilities, there are a limited number of suppliers, and, in some cases, we source from a single supplier and/or suppliers in economies that have experienced instability or the supplies are specific to the particular geographic region in which a facility is located. Any significant disruption in supply could affect our ability to obtain raw materials, or increase the cost of such raw materials, which could significantly reduce our production levels or have a material adverse effect on our business, financial condition and results of operations. In addition, certain raw materials that we use are subject to various regulatory laws, and a change in the ability to legally use such raw materials may impact our liquidity, financial position and results of operations.

It is also common in the refining industry for a facility to have a sole, dedicated source for its utilities, such as steam, electricity, water and gas. Having a sole or limited number of suppliers may limit our negotiating power, particularly in the case of rising raw material costs. Any new supply agreements we enter into may not have terms as favorable as those contained in our current supply agreements. Additionally, there is growing concern over the reliability of water sources. The decreased availability or less favorable pricing for water as a result of population growth, drought or regulation could negatively impact our operations.

If our raw material, utility or water supplies or access to the equipment necessary to operate our facilities were disrupted, our businesses may incur increased costs to procure alternative supplies or equipment or incur excessive downtime, which would have a direct negative impact on our operations.

We depend upon Shell for a substantial portion of the crude supply and distribution network that serve our Mobile Refinery.

Currently Shell supplies all of the crude oil which we refine at the Mobile Refinery. Shell is subject to its own operating and regulatory risks and the occurrence of any of these risks could directly or indirectly affect Shell's as well as our financial condition, results of operations and cash flows if Shell is unable to deliver us sufficient crude oil to operate the Mobile Refinery at full capacity.

Continued increases in interest rates will cause our debt service obligations to increase and may have an adverse effect on our operations.

The amounts borrowed under the Loan and Security Agreement bear interest at a rate per annum equal to the sum of (i) the greater of (x) the per annum rate publicly quoted from time to time by The Wall Street Journal as the "Prime Rate" in the United States minus 1.50% as in effect on such day and (y) the Federal Funds rate for such day plus 0.50%, subject in the case of this clause (i), to a floor of 1.0%, plus (ii) 10.25%, which rate is currently 17.25%. Interest rates have recently been increasing and any continued increase in the interest rates associated with our floating-rate debt would increase our debt service costs and affect our results of operations. In addition, a future increase in interest rates could adversely affect our future ability to obtain financing or materially increase the cost of any additional financing.

Changes in interest rates could also have a material adverse impact on our earnings and cash flows. Because our future notes payable are expected to have variable interest rates, our business results are expected to be subject to fluctuations in interest rates. Changes in market interest rates may influence our financing costs, returns on financial investments and the valuation of derivative contracts and could reduce our earnings and cash flows.

We have been and may in the future be negatively impacted by inflation.

Increases in inflation have already, and may in the future, have an adverse effect on us. Current and future inflationary effects may be driven by, among other things, supply chain disruptions and governmental stimulus or fiscal policies. Prior increases in inflation have, and could in the future, impact the commodity markets generally, the overall demand for our products, our costs for feedstocks, labor, material and services and the margins we are able to realize on our products and services, all of which have already, and could in the future, have an adverse impact on our business, financial position, results of operations and cash flows. Inflation may and has already resulted in higher interest rates, which in turn results in higher interest expenses related to our variable rate indebtedness and any borrowings we undertake to refinance existing fixed rate indebtedness. Additionally, the interest rate of our Term Loan is subject to adjustment based on fluctuations in the prime rate.

An increase in the interest rates associated with our Term Loan debt would increase our debt service costs and affect our results of operations. In addition, an increase in interest rates could adversely affect our future ability to obtain financing or materially increase the cost of any additional financing.

A decline in expected profitability of the Company or any of our business segments could result in the impairment of assets and other long-lived assets.

We hold material amounts of long-lived assets on our balance sheet. A decline in expected profitability of one of our operating segments or a decline in the global economy, could call into question the recoverability of our long-lived tangible and intangible assets, and require us to write down or write off these assets. Such an occurrence could have a material adverse effect on our annual results of operations and financial position.

Large capital projects can take many years to complete, and the political and regulatory environments or other market conditions may change or deteriorate over time, negatively impacting project returns.

We may engage in capital projects based on the forecasted project economics, political and regulatory environments, and the expected return on the capital to be employed in the project, including the in-process Mobile Refinery renewal biodiesel capital project. Large-scale projects take many years to complete, during which time the political and regulatory environment or other market conditions may change from our forecast. As a result, we may not fully realize our expected returns, which could negatively impact our business, financial condition, results of operations, and liquidity.

Our industry and the broader US economy experienced higher than typical inflationary pressures since 2022, related to continued supply chain disruptions, labor shortages and geopolitical instability. Should these conditions persist, our business, results of operations and cash flows could be materially and adversely affected.

Since 2022, we have seen significant increases in the costs of certain materials, including construction material required for our ongoing capital project at our Mobile Refinery and longer lead times for such materials, as a result of availability constraints, supply chain disruption, increased demand, labor shortages associated with a fully employed US labor force, high inflation and other factors. Supply and demand fundamentals have been further aggravated by disruptions in global energy supply caused by multiple geopolitical events, including the ongoing conflict between Russia and Ukraine and conflict in Israel. As a result, refining margins have experienced significant volatility in each of the benchmark commodities we track. During the twelve months ended December 31, 2023, the Consumer Price Energy Index in the United States decreased 2.0% and the fuel oil index decreased 14.7% impacting our gross margins. The Consumer Price All Items Index increased 3.4% for the same period impacting our operating expenses and slowing economic growth. Recent supply chain constraints and inflationary pressures have in the past, and may in the future continue to, adversely impact our operating costs and timelines for capital projects and may negatively impact our ability to procure materials and equipment in a timely and cost-effective manner, if at all, which could result in delays in the completion of ongoing and future capital projects, delays in turn-arounds at our facilities, increased down-time, reduced margins and delays and, as a result, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

The conflicts in Ukraine and Israel and related price volatility and geopolitical instability have negatively impacted and may continue to negatively impact our business.

In late February 2022, Russia launched significant military action against Ukraine. In October 2023, following a series of coordinated attacks, conducted by the Palestinian Islamist militant group Hamas, from the Gaza Strip onto bordering areas in Israel, Israel began air strikes against Hamas, and may in the future begin a ground war. The Israel/Hamas conflict is threatening to spread, and may in the future spread, into other Middle Eastern countries. The conflicts have caused, and could intensify, volatility in natural gas, oil and natural gas liquid prices, and the extent and duration of the military actions, sanctions and resulting market disruptions could be significant and could potentially have a substantial negative impact on the global economy and/or our business for an unknown period of time. We believe that the late 2022 increase in crude oil prices was partially due to the impact of the conflict between Russia and Ukraine on the global commodity and financial markets, and in response to economic and trade sanctions that certain countries have imposed on Russia. Any such volatility and disruptions may also magnify the impact of other risks described herein and in our Annual Report on Form 10-K.

The price of oil and fluctuations in oil prices have in the past and may in the future have a negative effect on our results of operations.

Certain of our operations are associated with collecting used oil, re-refining or otherwise processing a portion of such used oil and then selling both such re-refined/processed oil and the excess feedstock oil which we do not currently have the capacity to re-refine, to other customers. The prices at which we sell our re-refined/processed oil and extra feedstock are affected by changes in the reported spot market prices of oil. If applicable rates increase or decrease, we typically will charge a higher or lower corresponding price for our re-refined/processed oil and excess feedstock. The price at which we sell our re-refined/processed oil and excess feedstock is affected by changes in certain indices measuring changes in the price of heavy fuel oil, with increases and decreases in the indices typically translating into a higher or lower price for our re-refined/processed oil and excess feedstock. The cost to collect used oil, including the amounts we pay to obtain a portion of our used oil and therefore ability to collect necessary volumes as well as the fuel costs of our oil collection fleet, typically also increases or decreases when the relevant indices increase or decrease. However, even though the prices we can charge for our re-refined/processed oil and excess feedstock and the costs to collect and re-refine/processed used oil typically increase and decrease together, there is no assurance that when our costs to collect and re-refine/process used oil increase we will be able to increase the prices we charge for our re-refined/processed oil excess feedstock to cover such increased costs, or that our costs to collect and re-refine/process used oil will decline when the prices we can charge for re-refined/processed oil declines. These risks are exacerbated when there are rapid fluctuations in these oil indices and when there is lower pricing due to decreased demand. These risks are also greater when there is an increased supply of oil from the Organization of the Petroleum Exporting Countries (OPEC), which has also recently occurred.

In addition to the above, the value of re-refined and processed used oil is usually greater the more expensive oil is. As the price of oil decreases so does the spread between re-refined/processed used oil and refined oil and extremely low oil prices, such as those which we are currently experiencing, customers will often be willing to pay the slightly higher cost of refined oil rather than paying for re-refined/processed oil. Furthermore, as the price of oil decreases, the price we can charge for re-refined/processed oil decreases, and while in general the cost of our feedstocks decreases, the prices required to process such feedstock and operate our plans remain fixed. As such, in the event the price of oil remains low and we are not able to increase the prices we charge for re-refined/processed oil, our margins will likely decrease and it may not become economically feasible to continue to operate our facilities. In the event that were to occur, we may be forced to shut down our facilities.

The occurrence of any of the events described above could have a material adverse effect on our results of operations and could in turn cause our securities to decline in value.

The prices of many of our products are subject to significant volatility.

Our principal products include refined oil, marine fuel cutterstock and a higher-value feedstock for further processing, vacuum oil gas, base oil that is sold to lubricant packagers and distributors, pygas and gasoline blendstock. Additionally, in 2023 we began producing renewable biodiesel. The prices of these products are tied to the value of oil. Accordingly, our results of operations will be affected by fluctuations in the prevailing market price for oil. Historically, market prices for oil have fluctuated in response to a number of factors, including global changes in supply and demand resulting from changes in local and global economic conditions, changes in energy policies of U.S. and foreign governments, changes in international trading policies, OPEC, and other factors. While we seek to mitigate the risks associated with price declines, including in some situations, by using hedging, a significant decrease in the market price of any of our products or of oil would have a material adverse effect on our results of operations and cash flow. Furthermore, rapid and material changes in feedstock prices generally have an immediate and, often times, material impact on the Company's gross margin and profitability resulting from the lag effect or lapse of time from the procurement of the feedstock until they are re-refined/processed and the finished products are sold. Our results of operations could be materially and adversely affected in the future by this volatility.

Downturns and volatility in global economies and commodity and credit markets could materially adversely affect our business, results of operations and financial condition.

Our results of operations are materially affected by the conditions of the global economies and the credit, commodities and stock markets. Among other things, we may be adversely impacted if our customers and suppliers are not able to access sufficient capital to continue to operate their businesses or to operate them at prior levels. A decline in consumer confidence or changing patterns in the availability and use of disposable income by consumers can negatively affect both our suppliers and customers. Declining discretionary consumer spending or the loss or impairment of a meaningful number of our suppliers or customers could lead to a dislocation in either feedstock availability or customer demand. Any tightening in credit supply could negatively affect our customers' ability to pay for our products on a timely basis or at all and could result in a requirement for additional bad debt reserves. Although many of our customer contracts are formula-based, continued volatility in the oil market could negatively impact our revenues and overall profits. Counterparty risk on finished product sales can also impact revenue and operating profits when customers either are unable to obtain credit or refuse to take delivery of finished products due to market price declines.

We are dependent on third parties for the disposal of our waste streams.

We do not own any waste disposal sites. As a result, we are dependent on third parties for the disposal of waste streams. To date, disposal vendors have met their requirements, but they may not continue to do so. If for some reason our current disposal vendors cannot perform up to standards, we may be required to replace them. Although we believe there are a number of potential replacement disposal vendors that could provide such services, we may incur additional costs and delays in identifying and qualifying such replacements. In addition, any mishandling of our waste streams by disposal vendors could expose us to liability. Any failure by disposal vendors to properly collect, transport, handle or dispose of our waste streams could expose us to liability, damage our reputation and generally have a material adverse effect on our business, financial condition or results of operations.

We are dependent on third party generators and collectors for our feedstock.

Generators are entities that generate used oil through their daily operations such as automotive businesses conducting oil changes on consumer and commercial vehicles and industrial users changing lubricants on machinery and heavy equipment.

Collectors are typically local businesses that purchase used oil from generators and provide on-site collection services. The collection market is highly fragmented and we believe there are more than 400 used oil collectors in the United States.

We depend on generators to generate used oil feedstock and collectors to collect such feedstock. In the event a significant number of generators cease generating feedstock, or generators and collectors cease providing us their feedstock or otherwise materially change the current process by which feedstock is collected, due to future pandemics, or otherwise, it could have a material adverse effect on our business, financial condition or results of operations.

Worsening economic recessions and economic conditions and trends and downturns in the business cycles of the industries we serve and which we provide services to, impact our business and operating results.

A significant portion of our customer base is comprised of companies in the chemical manufacturing and hydrocarbon recovery industries. The overall levels of demand for our products, refining operations, and future planned re-refined oil products are driven by fluctuations in levels of end-user demand, which depend in large part on general macroeconomic conditions in the U.S., as well as regional economic conditions. For example, many of our principal consumers are themselves heavily dependent on general economic conditions, including the price of fuel and energy, availability of affordable credit and capital, employment levels, interest rates, consumer confidence and housing demand. These cyclical shifts in our customers' businesses may result in fluctuations in demand, volumes, pricing and operating margins for our services and products.

In addition to our customers, the suppliers of our feedstock are also affected by downturns in the economy and adverse changes in the price of feedstock. For example, we previously experienced difficulty obtaining feedstock from our suppliers who, because of prior sharp downturns in the price of oil (used and otherwise) in 2015-16 saw their margins decrease substantially, which in some cases made it uneconomical for such suppliers to purchase feedstock from their suppliers and/or sell to us at the rates set forth in their contracts. Future recessions, economic downturns or reduced demand for oil are expected to have a material adverse effect on our results of operations, cash flows, and as a result the value of our securities.

Our operating margins and profitability may be negatively impacted by changes in fuel and energy costs.

We transport our feedstock, refined oil and re-refined oil, VGO and other materials with trucks, by rail and by barge. As a result, increases in shipping and transportation costs caused by increases in oil, gasoline and diesel prices have a significant impact on our operating expenses. The price and supply of oil and gas is unpredictable and fluctuates based on events beyond our control, including geopolitical developments, natural disasters, supply and demand for oil and natural gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. A significant increase in transportation or fuel costs could lower our operating margins and negatively impact our profitability.

Additionally, the price at which we sell our refined oil and our re-refined oil, VGO and other materials is affected by changes in certain oil indexes. If the relevant oil index rises, we anticipate being able to increase the prices for our refined and re-refined oil. If the relevant oil index declines, we anticipate having to reduce prices for our refined and re-refined oil. However, the cost to collect used oil and refinery feedstock, including the amounts that must be paid to obtain used oil and feedstock, generally also increases or decreases when the relevant index increases or decreases. Even though the prices that can be charged for our refined and re-refined products and the costs to collect, refine, and re-refine the feedstock generally increase and decrease together, if the costs to collect, refine and re-refine used oil and petrochemical products increase in the future, we may not be able to increase the prices we charge for our refined and re-refined products to cover such increased costs. Additionally, the costs to collect, refine and re-refine used oil and petrochemical products may not decline if the prices we can charge for our products decline. If the prices we charge for our finished products and the costs to collect, refine and re-refine products do not move together or in similar magnitudes, our profitability may be materially and negatively impacted.

We are vulnerable to the potential difficulties associated with rapid growth.

We believe that our future success depends on our ability to manage the rapid growth that we have experienced, and the continued growth that we expect to experience organically and through acquisitions. Our growth places additional demands and responsibilities on our management to, among other things, maintain existing suppliers and customers and attract, recruit, retain and effectively manage employees, as well as expand operations. The following factors could present difficulties to us: lack of sufficient executive-level personnel and increased administrative burden; availability of suitable acquisition candidates, trucks, barges, tanks, rail cars and processing facilities; and the ability to provide focused service attention to our customers, among others.

Our re-refining contracts may not be renewed and our existing re-refining relationships may not continue, which could be exacerbated by the fact that a limited number of our customers represent a significant portion of our re-refining sales.

Our re-refining contracts and relationships in the black oil business include feedstock purchasing agreements with local waste oil collectors, feedstock sale agreements, a few key relationships in the bunkering, blending and No. 6 oil industry, and other relationships. Because our re-refining operations are extremely dependent on the black oil key bunkering, blending and No. 6 oil relationships as well as our third-party refining contracts, if we were to lose relationships, there would be a material adverse effect on our re-refining operations and results of operations. Additionally, if we were to lose any of our current local waste oil collectors, we could be required to spend additional resources locating and providing incentives for other waste oil collectors, which could cause our expenses to increase and/or cause us to curtail or abandon our re-refining business plans.

We operate in competitive markets, and there can be no certainty that we will maintain our current relationships or that our operating margins will not be impacted by competition.

The industries in which we operate are highly competitive. We compete with numerous local and regional companies of varying sizes and financial resources in our refining and feedstock consolidation operations, transportation services, feedstock collection and aggregation and used oil recycling, and we compete with larger oil companies, with significantly greater resources than us, in our oil re-refining operations. We expect competition to intensify in the future. Furthermore, numerous well-established companies are focusing significant resources on providing used oil collection, transportation, refining and re-refining services that will compete with our services. We may not be able to effectively compete with these other companies and competitive pressures, including possible downward pressure on the prices we charge for our products and services, and/or the loss of current relationships, may arise. In the event that we cannot effectively compete on a continuing basis, or competitive pressures arise, such inability to compete or competitive pressures could have a material adverse effect on our business, results of operations and financial condition.

Disruptions in the supply of feedstock and/or increases in the cost of feedstock could have an adverse effect on our business.

We depend on the continuing availability of raw materials, including feedstock, to remain in production. Additionally, we depend on the price of such raw materials, including feedstock being reasonable to us in relation to the prices we are able to receive for our final products. A continued disruption in supply of feedstock, or significant increases in the prices of feedstock, has significantly reduced/could significantly reduce, the availability of raw materials at our plants and which are available to be processed by our third-party processors. Additionally, increases in production costs could have a material adverse effect on our business, results of operations and financial condition. In the event the margins of our feedstock suppliers decrease substantially, it may become uneconomical for such suppliers to purchase feedstock from their suppliers and/or sell to us at the rates set forth in their contracts. This could prevent us from maintaining our required levels of output and/or force us to seek out additional suppliers of feedstock, who may charge more than our current suppliers, and therefore adversely affect our results of operations.

The renewable diesel refining industry is a feedstock limited industry. As more plants are developed and go into production there may not be an adequate supply of feedstock to supply the demands of the industry, which could threaten the viability of our renewable diesel operations.

The number of renewable diesel refining plants either in production or in the planning or construction phase continues to increase. As more plants are developed and go into production, and as more existing plants expand their production capacities, there may not be an adequate supply of feedstock to supply the demand of the renewable diesel industry. Consequently, the cost of feedstock may rise to the point where it threatens the viability of our renewable diesel operations. This is because there is little or no correlation between the cost of feedstock and the market price of renewable diesel and, therefore, we cannot pass along increased feedstock costs to our renewable diesel customers. We cannot pass along increased feedstock costs to our renewable diesel customers because in order to stay competitive in the renewable diesel industry, renewable diesel must be competitively priced with petroleum-based diesel. Therefore, renewable diesel prices fluctuate more in relation to petroleum-based diesel market prices than with feedstock market prices. As a result, increased feedstock costs or decreased renewable diesel prices may result in decreased revenues.

We could be affected by higher than anticipated renewable diesel feedstock costs, including but not limited to increased prices for soybeans.

In addition to general market fluctuations and economic conditions, we could experience significant cost increases associated with the ongoing operation of our renewable diesel refining facility caused by a variety of factors, many of which are beyond our control. These cost increases could arise from an inadequate supply of soybeans and a resulting price increase which is not accompanied by an increase in the price for renewable diesel. The price of soybeans, and therefore soybean oil, which we process into renewable diesel, may increase due to alternative uses for soybeans, climate change, droughts, adverse weather, insect spoilation, or other events. Changes in price of soybeans and therefore soybean oil, may affect our ability to obtain feedstock for our renewable diesel refining facility and may adversely effect our margins, which could make it non-economical to operate our renewable diesel refining facility and/or may have a material adverse effect on our results of operations and cash flows.

Unanticipated problems at, or downtime effecting, our facilities and those operated by third parties on which we rely, could have a material adverse effect on our results of operations.

Our ability to process feedstocks depends on our ability to operate our refining/processing operations and facilities, including our Mobile Refinery, and those operated by third parties on which we rely, including, but not limited to Monument Chemical, and the total time that such facilities are online and operational. The occurrence of significant unforeseen conditions or events in connection with the operation or maintenance of such facilities, such as the need to refurbish such facilities, complete capital projects at such facilities, shortages of workers or materials, adverse weather, including, but not limited to lightning strikes, floods, hurricanes, tornadoes and earthquakes, equipment failures, fires, explosions, oil or other leaks, damage to or destruction of property and equipment associated therewith, environmental releases and/or damage, government regulation changes affecting the use of such facilities, terrorist attacks, mechanical or physical failures of equipment, acts of God, or other conditions or events, could prevent us from operating our facilities, or prevent such third parties from operating their facilities, or could force us or such third parties to shut such facilities down for repairs, maintenance, refurbishment or upgrades for a significant period of time. In the event any of our facilities or those of third parties on which we rely are offline for an extended period of time, it could have a material adverse effect on our results of operations and consequently the price of our securities.

Unanticipated problems or delays, or increases in costs, in connection with the ongoing capital project at the Mobile Refinery may harm our business and viability.

We are in the process of completing phase 2 of a capital project designed to modify the Mobile Refinery's hydrocracking unit to produce renewable diesel fuel on a standalone basis (the "Conversion"). The occurrence of significant unforeseen conditions or events in connection with the Conversion may make the Conversion more expensive, prevent us from completing the Conversion, delay the completion of the Conversion or require us to reexamine our business model. Any change to our business model or management's evaluation of the viability of the Conversion or timing associated therewith may adversely affect our business. Construction costs for the Conversion may also increase to a level that would make such Conversion too expensive to complete or unprofitable to operate, due to increases in material, labor, inflation or otherwise. Contractors, engineering firms, construction firms and equipment suppliers also receive requests and orders from other companies and, therefore, we may not be able to secure their services or products on a timely basis or on acceptable financial terms. We may suffer significant delays or cost overruns as a result of a variety of factors, such as increases in the prices of raw materials, shortages of workers or materials, transportation constraints, adverse weather, equipment failures, fires, damage to or destruction of property and equipment, environmental damage, unforeseen difficulties or labor issues, or issues associated with planned capital projects, including cost overruns and unforeseen delays, and have already delayed the completion of the project once due to supply constraints, any of which could prevent us from timely completing the Conversion.

The fees charged to customers under our agreements with them may not escalate sufficiently to cover increases in costs and the agreements may be suspended in some circumstances, which would affect our profitability.

Under our agreements with our customers, we may be unable to increase the fees that we charge our customers at a rate sufficient to offset any increases in our costs, including as a result of increased inflation. Additionally, some customers' obligations under their agreements with us may be permanently or temporarily reduced upon the occurrence of certain events, some of which are beyond our control, including force majeure events. Force majeure events may include (but are not limited to) events such as revolutions, wars, acts of enemies, embargoes, import or export restrictions, strikes, lockouts, fires, storms, floods, acts of God, explosions, mechanical or physical failures of our equipment or facilities of our customers. If the escalation of fees is insufficient to cover increased costs or if any customer suspends or terminates its contracts with us, our profitability could be materially and adversely affected.

Improvements in or new discoveries of alternative energy technologies and/or government mandated use of such technologies and/or government restrictions or quotas on the use of oil and gas, could have a material adverse effect on our financial condition and results of operations.

Because our business depends on the demand for oil and used oil, any improvement in or new discoveries of alternative energy technologies (such as wind, solar, geothermal, fuel cells and biofuels and/or increases in battery technology or capacity), government mandated use of such technologies and/or government restrictions or quotas on the use of oil and gas that increase the use of alternative forms of energy and/or reduce the demand or market for oil, used oil and oil and used oil related products could have a material adverse impact on our business, financial condition and results of operations.

In addition to the above, we may be exposed to risks related to laws passed by governments or regulations incentivizing or mandating the use of alternative energy sources, such as wind power and solar energy, and/or phasing out the use of traditional hydrocarbon energy sources, which may reduce demand for oil and natural gas. For example, California has passed a law which requires the state to adopt regulations around gas-powered tools by July 1, 2022, and ban their sale by the start of 2024, if such ban is determined feasible, and has further adopted a law to ban gas car sales by 2035. Such laws, regulations, treaties or international agreements could result in increased compliance costs or additional operating restrictions, which may have a negative impact on our business, and could adversely affect our operations by limiting opportunities.

Our business is subject to operational and safety risks, including the risk of personal injury to employees and others.

Our operations involve risks such as truck accidents, equipment defects, malfunctions and failures. Additionally, our operations are subject to risk associated with releases of oil and other materials. Operation of our facilities involves additional risks of fire and explosion. Any of these risks could potentially result in injury or death of employees and others, a need to shut down or reduce operation of facilities, increased operating expense and exposure to liability for pollution and other environmental damage, and property damage or destruction.

While we seek to minimize our exposure to such risks through comprehensive training, compliance and response and recovery programs, as well as vehicle and equipment maintenance programs, if we were to incur substantial liabilities in excess of any applicable insurance, our business, results of operations and financial condition could be adversely affected. Any such incidents could also tarnish our reputation and reduce the value of our brand. Additionally, a major operational failure, even if suffered by a competitor, may bring enhanced scrutiny and regulation of our industry, with a corresponding increase in operating expense.

We may be subject to citizen opposition and negative publicity due to public concerns over our operations and planned future operations, which could have a material adverse effect on our business, financial condition or results of operations.

There currently exists a high level of public concern over hazardous waste and refining and re-refining operations, including with respect to the location and operation of transfer, processing, storage and disposal facilities. Part of our business strategy is to increase our re-refining capacity through the construction of new facilities in growth markets. Zoning, permit and licensing applications and proceedings, as well as regulatory enforcement proceedings, are all matters open to public scrutiny and comment. Accordingly, from time to time we may be subject to citizen opposition and publicity which may damage our reputation and delay or limit the planned expansion and development of future facilities or operations or impair our ability to renew existing permits, any of which could prevent us from implementing our growth strategy and have a material adverse effect on our business, financial condition or results of operations.

We depend heavily on the services of our senior management, including our Chief Executive Officer and Chairman, Benjamin P. Cowart, and our Chief Operating Officer, James Rhame.

Our success depends heavily upon the personal efforts and abilities of our senior management, including Benjamin P. Cowart, our Chief Executive Officer and Chairman, who is employed by us pursuant to an employment contract which continues in effect until December 12, 2025, provided that the agreement automatically extends for additional one-year terms thereafter in the event neither party provides the other at least 60 days prior notice of their intention not to renew the terms of the agreement, and our Chief Operating Officer, James Rhame, who is employed by us pursuant to an employment contract which continues until the earlier of (a) April 30, 2024, or (b) completion of the phase 2 renewable diesel project at the Company's Mobile, Alabama refinery. The loss of Mr. Cowart, Mr. Rhame or other key employees could have a material adverse effect on our business, results of operations or financial condition. In addition, the absence of Mr. Cowart or Mr. Rhame may force us to seek a replacement who may have less experience or who may not understand our business as well, or we may not be able to find a suitable replacement.

Unanticipated problems or delays in building our facilities to the proper specifications may harm our business and viability.

Our future growth will depend on our ability to timely and economically complete and operate our re-refining facilities and operate our existing refining operations and facilities, and complete planned acquisitions and capital projects. If our operations are disrupted or our economic integrity is threatened for unexpected reasons, our business may experience a substantial setback. Moreover, the occurrence of significant unforeseen conditions or events in connection with the construction of our planned facilities may require us to reexamine our business model. Any change to our business model or management's evaluation of the viability of our planned services may adversely affect our business. Construction costs for our future facilities may also increase to a level that would make a new facility too expensive to complete or unprofitable to operate. Contractors, engineering firms, construction firms and equipment suppliers also receive requests and orders from other companies and, therefore, we may not be able to secure their services or products on a timely basis or on acceptable financial terms. We may suffer significant delays or cost overruns as a result of a variety of factors, such as increases in the prices of raw materials, shortages of workers or materials, transportation constraints, adverse weather, equipment failures, fires, damage to or destruction of property and equipment, environmental damage, unforeseen difficulties or labor issues, or issues associated with planned capital projects, including cost overruns and unforeseen delays, any of which could prevent us from beginning or completing construction or capital projects, or commencing operations at future re-refining facilities or other facilities, including the Mobile Refinery.

Strategic relationships on which we rely are subject to change.

Our ability to identify and enter into commercial arrangements with feedstock suppliers and refined and re-refined oil clients depends on developing and maintaining close working relationships with industry participants. Our success in this area also depends on our ability to select and evaluate suitable projects as well as to consummate transactions in a highly competitive environment. These factors are subject to change and may impair our ability to grow.

Disruptions to infrastructure at our and our partner's facilities could materially and adversely affect our business.

Our business depends on the continuing availability of road, railroad, port, storage and distribution infrastructure and our re-refining facilities. Any disruptions in this infrastructure network or such facilities, whether caused by labor difficulties, earthquakes, storms, other natural disasters, human error or malfeasance or other reasons, could have a material adverse effect on our business. We rely on third parties to maintain the rail lines from our plants to the national rail network, and any failure by these third parties to maintain the lines could impede the delivery of products, impose additional costs and could have a material adverse effect on our business, results of operations and financial condition.

Any prolonged period during which the facilities we operate or acquire are non-operational or operational on a limited basis due to the decision to refurbish or upgrade such facilities, due to accidents or events which occur at such facilities, including, but not limited to fires, floods or other acts of God, or any other reason, including problems with the facilities, could adversely affect our revenues and results of operations.

Negative publicity may harm our operations and we may face additional expenses due to such negative publicity.

Only a relatively small number of entities operate in our industry including competitors, feedstock suppliers, refining and re-refining operators, purchasers of our products and transportation companies. If issues arise with our products or third parties (including entities which operate in our industry) allege issues with our products, even if no issues with such products exist, such negative publicity may force us to change service providers, undertake certain transportation activities ourselves, at higher costs than third parties would charge, or cause certain of our buyers, sellers or service providers to cease working with us. The result of such actions may result in our expenses increasing, a decrease in our ability to purchase feedstock, or our ability to sell or transport our resulting products, which could cause our revenues to decrease and/or expenses to increase, which could cause a material adverse effect on our results of operations.

Our commercial success will depend in part on our ability to obtain and maintain protection of our intellectual property.

Our success will depend in part on our ability to maintain or obtain and enforce patent rights and other intellectual property protection for our technologies, to preserve our trade secrets, and to operate without infringing upon the proprietary rights of third parties. We currently have five registered patents in the United States (none, internationally), and one pending patent application. If we file additional patent applications for our technologies in the future, such patents may not be granted and the scope of any claims granted in any patent may not provide us with proprietary protection or a competitive advantage. Furthermore, our current patents, or future patents, if granted, may not be valid and may not afford us with protection against competitors with similar technology. The failure to obtain or maintain patents or other intellectual property protection on the technologies underlying our technologies may have a material adverse effect on our competitive position and business prospects. It is also possible that our technologies may infringe on patents or other intellectual property rights owned by others. We may have to alter our products or processes, pay licensing fees, defend an infringement action or challenge the validity of the patents in court, or cease activities altogether because of patent rights of third parties, thereby causing additional unexpected costs and delays to it. A license may not be available to us, if at all, upon terms and conditions acceptable to us and we may not prevail in any intellectual property litigation. Intellectual property litigation is costly and time consuming, and we may not have sufficient resources to pursue such litigation. If we do not obtain a license under such intellectual property rights, are found liable for infringement or are not able to have such patents declared invalid, we may be liable for significant money damages and may encounter significant delays in bringing products to market.

Competition may impair our success.

New technologies may be developed by others that could compete with our refining and re-refining technologies. In addition, we face competition from other producers of oil substitutes and related products. Such competition is expected to be intense and could significantly drive down the price for our products. Competition will likely increase as prices of energy in the commodities market, including refined and re-refined oil, rise. Additionally, new companies are constantly entering the market, thus increasing the competition even further. These companies may have greater success in the recruitment and retention of qualified employees, as well as in conducting their own refining and re-refining operations, and may have greater access to feedstock, market presence, economies of scale, financial resources and engineering, technical and marketing capabilities, which may give them a competitive advantage. In addition, actual or potential competitors may be strengthened through the acquisition of additional assets and interests. If we are unable to compete effectively or adequately respond to competitive pressures, this may materially adversely affect our results of operations and financial condition and could also have a negative impact on our ability to obtain additional capital from investors.

Potential competition from our existing executive officers, after they leave their employment with us, and subject to the non-compete terms of their employment agreements, could negatively impact our profitability.

Although our Chief Executive Officer, Benjamin P. Cowart, our Chief Financial Officer, Chris Carlson, our Chief Strategy Officer, Alvaro Ruiz, our Chief Operating Officer, James Rhame, and Douglas S. Haugh, our Chief Commercial Officer, are generally prohibited from competing with us while they are employed with us and for twelve months thereafter (subject to the terms of, and exceptions set forth in, their employment agreements with the Company), including Mr. Rhame's agreement, which does not provide for a non-compete period unless the parties negotiate a new agreement before the expiration of his current agreement, which terminates on April 30, 2024, or sooner upon completion of the phase 2 renewable diesel project at the Company's Mobile, Alabama refinery), none of such individuals will be prohibited from competing with us after such twelve-month period (or such shorter period as set forth in the employment agreement) ends. Additionally, the Federal Trade Commission recently proposed a new rule that, if it becomes effective, would ban employers from imposing non-competes on their workers, which if effective could prohibit the Company from enforcing, or invalidate, the non-competes in our executive's and in certain other employee's, employment agreements. Finally, various states have recently enacted rules banning non-competes, including California. Accordingly, any of these individuals could be in a position to use industry experience gained while working with us to compete with us. Such competition could increase our costs to obtain feedstock, and increase our costs for contracting use of operating assets and services such as third-party refining capacity, trucking services or terminal access. Furthermore, such competition could distract or confuse customers, reduce the value of our intellectual property and trade secrets, or result in a reduction in the prices we are able to obtain for our finished products. Any of the foregoing could reduce our future revenues, earnings or growth prospects.

Certain of our material agreements have been negotiated and drafted by a legal firm of which our former director and current General Counsel and Secretary is a partner, which could create conflicts of interest and/or limit our ability to seek damages for legal claims.

From time to time, the Company consults Ruddy Gregory, PLLC., a related party law firm of which James Gregory, a former member of the Board of Directors and the current General Counsel and Secretary of the Company, serves as a partner. During years ended December 31, 2023, 2022 and 2021, we paid $746 thousand, $607 thousand, and $742 thousand, respectively, to such law firm for services rendered, which included the review and the drafting of documentation in connection with the Mobile Refinery purchase agreement. The engagement of the related party law firm may cause actual or perceived conflicts of interest, and/or may limit our ability to seek damages for legal claims against such law firm. Additionally, because Mr. Gregory is due indemnification rights from the Company pursuant to our governing documents and an indemnification agreement entered into between Mr. Gregory and the Company, the Company may under certain circumstances be required to indemnify Mr. Gregory against claims relating to legal services provided by his affiliated entity.

Competition due to advances in renewable fuels may lessen the demand for our products and negatively impact our profitability.

Alternatives to petroleum-based products and production methods are continually under development. For example, a number of automotive, industrial and power generation manufacturers are developing alternative clean power systems using fuel cells or clean-burning gaseous fuels that may address increasing worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns, which if successful could lower the demand for our services. If these non-petroleum-based products and oil alternatives continue to expand and gain broad acceptance such that the overall demand for our petroleum-based products is reduced, we may not be able to compete effectively in the marketplace.

Our business is subject to local, legal, political, and economic factors which are beyond our control.

We believe that the current political environment for refining and re-refining facilities is sufficiently supportive to enable us to continue to operate our facilities and in the future plan and implement the construction of additional facilities; however, there are risks that conditions will change in an adverse manner. These risks include, but are not limited to, environmental issues, land use, air emissions, water use, zoning, workplace safety, restrictions imposed on the re-refining and refining industry such as restrictions on production, substantial changes in product quality standards, restrictions on feedstock supply, price controls and export controls. Any changes in financial incentives, investment regulations, policies or a shift in political attitudes are beyond our control and may adversely affect our business, plans for future facilities, and future financial results.

Additionally, the U.S. Departments of Transportation, Coast Guard and Homeland Security and various federal, state, local and foreign agencies exercise broad powers over our transportation operations, generally governing such activities as authorization to engage in motor carrier operations, safety and permits to conduct transportation business. We may also become subject to new or more restrictive regulations that the Departments of Transportation and Homeland Security, the Occupational Safety and Health Administration, the Environmental Protection Agency or other authorities impose, including regulations relating to engine exhaust emissions, the hours of service that our drivers may provide in any one-time period, security and other matters. Compliance with these regulations could increase our costs and adversely affect our results of operations.

Our business may be harmed by anti-terrorism measures.

Due to ongoing increased concerns regarding future terrorist attacks and illegal immigration, federal, state and municipal authorities, from time to time, implement various security measures, including checkpoints and travel restrictions on large trucks. Although many companies are adversely affected by slowdowns in the availability of freight transportation, the negative impact could affect our business disproportionately. For example, if the security measures disrupt or impede the timing of our deliveries of feedstock, we may not have sufficient feedstock to run our re-refining processes at full capacity, or may incur increased expenses to do so. These measures may significantly increase our costs and reduce our operating margins and income.

Our business is geographically concentrated and is therefore subject to regional economic downturns.

Our operations and customers are concentrated principally in the Gulf Coast. Therefore, our business, financial condition and results of operations are susceptible to regional economic downturns and other regional factors, including state regulations and budget constraints and severe weather conditions. In addition, as we seek to expand in our existing markets, opportunities for growth within this region may become more limited and the geographic concentration of our business may increase.

Our insurance policies do not cover all losses, costs or liabilities that we may experience and if we cannot maintain adequate insurance coverage, we will be unable to continue certain operations.

Our business exposes us to various risks, including claims for causing damage to property and injuries to persons that may involve allegations of negligence or professional errors or omissions in the performance of our services. Such claims could be substantial. We believe that our insurance coverage is presently adequate and similar to, or greater than, the coverage maintained by other similarly situated companies in the industry. If we are unable to obtain adequate or required insurance coverage in the future, or if such insurance is not available at affordable rates, we could be in violation of our permit conditions and other requirements of the environmental laws, rules and regulations under which we operate. Such violations could render us unable to continue certain of our operations. These events could result in an inability to operate certain assets and significantly impair our financial condition.

Notwithstanding the above, our policies do not cover all of our potential losses, costs or liabilities. We could suffer losses for uninsurable or uninsured risks, or in amounts in excess of our existing insurance coverage, which would significantly affect our financial performance. Our insurance policies also have deductibles and self-retention limits that could expose us to significant financial expense. Our ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which we have no control. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations. In addition, our business requires that we maintain various types of insurance. If such insurance is not available or not available on economically acceptable terms, our business would be materially and adversely affected.

Claims above our insurance limits, or significant increases in our insurance premiums, may reduce our profitability.

We currently employ approximately 95 full-time drivers. From time to time, some of these employee drivers are involved in automobile accidents. We currently carry liability insurance of $1,000,000 for our drivers, subject to applicable deductibles, and carry umbrella coverage up to $25,000,000. We currently employ over 450 employees. Claims against us may exceed the amounts of available insurance coverage. If we were to experience a material increase in the frequency or severity of accidents, liability claims or workers' compensation claims or unfavorable resolutions of claims, our operating results could be materially affected.

Litigation related to personal injury from the operation of our business may result in significant liabilities and limit our profitability.

The hazards and risks associated with the transport, storage, and handling, treatment and disposal of used oil and other hydrocarbon products (such as fires, spills, explosions and accidents) may expose us to personal injury claims, property damage claims and/or products liability claims from our employees, customers or third parties. As protection against such claims and operating hazards, we maintain insurance coverage against some, but not all, potential losses. However, we may sustain losses for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. Due to the unpredictable nature of personal injury litigation, it is not possible to predict the ultimate outcome of any future claims or lawsuits, and we may be held liable for significant personal injury or damage to property or third parties, or other losses, that are not fully covered by our insurance, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Our hedging activities have in the past and may in the future prevent us from benefiting fully from increases in oil prices and may expose us to other risks, including counterparty risk.

We use derivative instruments to hedge the impact of fluctuations in oil and other prices on our results of operations and cash flows and are also required to use such hedges pursuant to the terms of the Loan and Security Agreement. We have in the past, and to the extent that we engage in hedging activities to protect ourselves against commodity price declines in the future, we may be prevented from fully realizing the benefits of increases in oil prices above the prices established by our hedging contracts and/or may result in us paying more for oil feedstocks then we receive upon the sale of finished products as we hedge finished product sales and not feedstock purchases. For the years ended December 31, 2023, 2022 and 2021, we recognized a $2.9 million gain, $88.0 million loss, and $2.3 million loss, respectively, on commodity derivative contracts on the consolidated statements of operations as part of our costs of revenues. Our hedging activities have in the past and may in the future expose us to the risk of financial loss in certain circumstances, including instances in which the counterparties to our hedging contracts fail to perform under the contracts. Finally, we are subject to risks associated with the adoption of derivatives legislation and regulations related to derivative contracts which if adopted, could have an adverse impact on our ability to hedge risks associated with our business. If regulations adopted in the future require that we post margin for our hedging activities or require our counterparties to hold margin or maintain capital levels, the cost of which could be passed through to us, or impose other requirements that are more burdensome than current regulations, hedging transactions in the future would become more expensive than we experienced in the past. Our hedges have in the past and may in the future result in significant losses and reduce the amount of revenue we would otherwise obtain upon the sale of finished products and may also increase our margins and decrease our net revenues.

We depend on certain third-party pipelines for transportation of feedstocks and products, and if these pipelines become unavailable to us, our revenues and cash available for payment of our debt obligations could decline.

Our Mobile Refinery is interconnected to a pipeline that supplies a portion of its crude oil feedstock. Since we do not own or operate this pipeline, its continuing operation is not within our control. The unavailability of any third-party pipelines for the transportation of crude oil or finished products, because of acts of God, accidents, earthquakes or hurricanes, government regulation, terrorism or other third-party events, could lead to disputes or litigation with certain of our suppliers or a decline in our sales, net income and cash available for payments of our debt obligations.

From time to time, we may seek to divest portions of our business, which could materially affect our results of operations and result in disruption to other parts of the business.

We may dispose of portions of our current business or assets (similar to our recently disposed of Heartland Assets and Operations), based on a variety of factors and strategic considerations, consistent with our strategy of preserving liquidity and streamlining our business to better focus on the advancement of our core business. We expect that any potential divestitures of assets will also provide us with cash to reinvest in our business and repay indebtedness. These dispositions, together with any other future dispositions we make, may involve risks and uncertainties, including disruption to other parts of our business, potential loss of employees, customers or revenue, exposure to unanticipated liabilities or result in ongoing obligations and liabilities to us following any such divestiture. In addition, any such divestitures may not yield the targeted improvements in our business. Any of the foregoing could adversely affect our financial condition and results of operations or cash flows and, as a result, our ability to make payments of our debt obligations.

The litigation environment in which we operate poses a significant risk to our businesses.

We have been involved from time to time in the ordinary course of business in lawsuits involving employment, commercial, and environmental issues, other claims for injuries and damages, and shareholder and class action litigation, among other matters. We may experience negative outcomes in such lawsuits in the future. Any such negative outcomes could have a material adverse effect on our business, liquidity, financial condition and results of operations. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of judgment. Actual outcomes or losses may differ materially from such assessments and estimates. The settlement or resolution of such claims or proceedings may have a material adverse effect on our results of operations. In addition, judges and juries in certain jurisdictions in which we conduct business have demonstrated a willingness to grant large verdicts, including punitive damages, to plaintiffs in personal injury, property damage and other tort cases. We use appropriate means to contest litigation threatened or filed against us, but the litigation environment in these areas poses a significant business risk to us and could cause a significant diversion of management resources and could have a material adverse effect on our financial condition, results of operations and cash flows.

The Company's information technology systems could suffer interruptions, failures or breaches and our business operations could be disrupted, adversely effecting results of operations and the Company's reputation.

The Company's information technology systems, some of which are dependent on services provided by third parties, serve an important role in the operation of our business. These systems could be damaged or cease to function properly due to any number of causes, such as catastrophic events, power outages, security breaches, computer viruses or cyber-based attacks.

The Company has been, and likely will continue to be, subject to computer hacking, acts of vandalism or theft, malware, computer viruses or other malicious codes, phishing, employee error or malfeasance, catastrophes, unforeseen events or other cyber-attacks. To date, the Company has seen no material impact on our business or operations from these attacks or events. Any future significant compromise or breach of data security, whether external or internal, or misuse of customer, associate, supplier or Company data, could result in significant costs, lost sales, fines, lawsuits, and damage to the Company's reputation. However, the ever-evolving threats mean the Company and its third-party service providers and vendors must continually evaluate and adapt respective systems and processes and overall security environment, as well as those of any companies acquired. There is no guarantee that these measures will be adequate to safeguard against all data security breaches, system compromises or misuses of data. In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Company's business, compliance with those requirements could also result in additional costs.

We operate our business through many locations, and if we are unable to effectively oversee all of these locations, our business reputation and operating results could be materially adversely affected.

Because we operate through various different facilities located throughout the United States, we are subject to risks related to our ability to oversee these locations. If in the future we are unable to effectively oversee our locations, our results of operations could be materially adversely affected, we could fail to comply with environmental regulations, we could lose customers, we could lose control of inventory and other assets, and our business could be materially adversely affected.

Increases in energy costs will affect our operating results and financial condition.

Our production costs will be dependent on the costs of the energy sources used to run our facilities and to procure feedstock. These costs are subject to fluctuations and variations, and we may not be able to predict or control these costs. If these costs exceed our expectations, this may adversely affect our results of operations.

Fluctuations in fuel costs could impact our operating expenses and results.

We operate a fleet of transportation, collection and aggregation trucks to collect and transport re-refined oil products, among other things. The price and supply of fuel is unpredictable and fluctuates based on events beyond our control, including, among others, geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (OPEC) and other oil and gas producers, war and unrest in oil producing countries and regional production patterns. We have also experienced increases in the cost of fuel over the last several years. Although in the past, we have been able to pass-through some of these costs to our customers, we may not be able to continue to do so in the future. A significant increase in our fuel or other transportation costs could lower our operating margins and negatively impact our profitability.

Competitors that produce their own supply of feedstocks, have more extensive retail outlets, or have greater financial resources may have a competitive advantage.

The refining and re-refining industries are highly competitive with respect to both feedstock supply and refined/re-refined product markets. We compete with many companies for available supplies of feedstocks and for outlets for our products. We do not produce any of our feedstocks. Some of our competitors, however, obtain a portion of their feedstocks from their own production and some have more extensive retail outlets than we have. Competitors that have their own production or extensive retail outlets (and greater brand-name recognition) are at times able to offset losses from their operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed margins or feedstock shortages.

Some of our competitors also have materially greater financial and other resources than we have. Such competitors have a greater ability to bear the economic risks inherent in all phases of our business. In addition, we compete with other industries that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual customers.

The Offtake Agreement with Idemitsu may be terminated prior to the end of the initial term thereof, and we may face termination fees in connection therewith.

On February 14, 2022, Vertex Refining entered into a Master Offtake Agreement dated February 4, 2022 with Idemitsu Apollo Renewable Corp. ("Idemitsu"). Pursuant to the Offtake Agreement, Vertex Refining agreed to sell Idemitsu renewable diesel which is produced by the Mobile Refinery. The initial term of the Master Offtake Agreement commenced on the date that the conversion was completed (March 31, 2023)("COD") and continues for a period of five years thereafter, subject to certain early termination provisions set forth in the agreement, including, but not limited to, the right of either party to request a review of the terms of the agreement prior to the commencement of the 4th and 5th contract years of the agreement, which, if triggered, and if the parties fail to mutually agree in writing to any such requested revisions, will result in the agreement expiring three years or four years after COD, as applicable. The parties may mutually agree to extend the term of the agreement beyond the initial term pursuant to the terms of the Master Offtake Agreement. The Master Offtake Agreement may be terminated pursuant to its terms, may be terminated prior to the end of its initial stated term, we may face termination fees in connection with such termination, and any of the above may cause a material adverse effect on our results of operations and financial condition and may cause the value of our common stock to decline in value.

Our financial results are affected by changing commodity prices and margins for refined petroleum and other finished products.

Our financial results are largely affected by the relationship, or margin, between the prices at which we sell refined petroleum and other finished products and the prices for crude oil and other feedstocks used in manufacturing these products. Historically, margins have been volatile, and we expect they will continue to be volatile in the future.

The costs of feedstocks and the prices at which we can ultimately sell our products depend on numerous factors beyond our control, including regional and global supply and demand, which are subject to, among other things, production levels, levels of refined petroleum product inventories, productivity and growth of economies, and governmental regulation. We do not produce crude oil and must purchase all of the crude oil we process. The prices for crude oil and refined petroleum products can fluctuate based on global, regional and local market conditions, as well as by type and class of products, which can reduce margins and have a significant impact on our refining, wholesale marketing and retail operations, revenues, operating income and cash flows. Also, crude oil supply contracts generally have market-based pricing provisions. Changes in prices that occur between the time we purchase feedstocks or products and when we sell the refined petroleum products could have a significant effect on our financial results.

The price of crude oil also influences prices for our other finished products and the feedstocks used to manufacture the products. We use a significant amount of feedstocks that are derivatively produced in the refining of crude oil, and those feedstock prices can fluctuate widely for a variety of reasons, including changes in worldwide energy prices and the supply and availability of the feedstocks.

Risks Relating to Accounting and Internal Controls

We incur significant costs as a result of operating as a fully reporting company in connection with Section 404 of the Sarbanes Oxley Act, and our management is required to devote substantial time to compliance initiatives.

We incur significant legal, accounting and other expenses in connection with our status as a fully reporting public company. The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and rules subsequently implemented by the SEC have imposed various requirements on public companies, including requiring changes in corporate governance practices. As such, our management and other personnel are required to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time consuming and costly. In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure of controls and procedures. Our testing has revealed deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 requires that we incur substantial accounting expense and expend significant management efforts. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we continue to identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to use our net operating loss carry-forwards may be subject to limitation.

Under Section 382 of the Internal Revenue Code of 1986, as amended, substantial changes in our ownership may limit the amount of net operating loss carry-forwards that could be utilized annually in the future to offset our taxable income. Specifically, this limitation may arise in the event of a cumulative change in ownership of our company of more than 50% within a three-year period. Any such annual limitation may significantly reduce the utilization of our net operating loss carry-forwards before they expire. At December 31, 2023, the net operating loss carry-forwards are approximately $146.0 million, after consideration of the results from a 382 study which was completed during 2021. Transactions that may occur in the future may trigger an ownership change pursuant to Section 382, and prior transactions may be deemed to have triggered an ownership change pursuant to Section 382, the result of which could limit the amount of net operating loss carryforwards that we can utilize annually to offset our taxable income, if any. Any such limitation could have a material adverse effect on our results of operations.

Our inventory is subject to significant impairment charges in the event the prices of oil and gas fall sharply after such inventory is acquired.

We did not have an inventory impairment charge for the years ended December 31, 2023, 2022 and 2021. However, in the event, commodity prices fall sharply during any period requiring the Company to take a non-cash charge/adjustment to the value of our products in inventory taking into account the lower net realizable value for the products being held for sale, we may be required to take significant impairment charges, which could negatively affect our balance sheet, result in us not meeting certain debt ratios set forth in our credit and loan agreements, and negatively affect our cash flows. Future significant impairment charges and/or significant decreases in oil prices could have a material adverse effect on our balance sheet, debt covenants (including creating an event of default) and could further cause the value of our securities to decline in value.

We have identified material weaknesses in our disclosure controls and procedures and internal control over financial reporting. If not remediated, our failure to establish and maintain effective disclosure controls and procedures and internal control over financial reporting could result in material misstatements in our financial statements and a failure to meet our reporting and financial obligations, each of which could have a material adverse effect on our financial condition and the trading price of our common stock.

Maintaining effective internal control over financial reporting and effective disclosure controls and procedures are necessary for us to produce reliable financial statements. As reported under "Part II" - "Item 9A. Controls and Procedures", as of December 31, 2023, our CEO and CFO have determined that our disclosure controls and procedures were not effective, and such disclosure controls and procedures have not been deemed effective since approximately September 30, 2018.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

As of December 31, 2023, the material weakness in our internal control over financial reporting related to the fact that the Company did not design and maintain effective controls over certain IT general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain controls to ensure appropriate segregation of duties, adequately restricted user access to certain financial applications and data to appropriate Company personnel, and monitoring of IT control activities. These IT deficiencies, when aggregated, could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected.

Maintaining effective disclosure controls and procedures and effective internal control over financial reporting are necessary for us to produce reliable financial statements and the Company is committed to remediating its material weaknesses in such controls as promptly as possible. However, there can be no assurance as to when these material weaknesses will be remediated or that additional material weaknesses will not arise in the future. Any failure to remediate the material weaknesses, or the development of new material weaknesses in our internal control over financial reporting, could result in material misstatements in our financial statements and cause us to fail to meet our reporting and financial obligations, which in turn could have a material adverse effect on our financial condition and the trading price of our common stock, and/or result in litigation against us or our management. In addition, even if we are successful in strengthening our controls and procedures, those controls and procedures may not be adequate to prevent or identify irregularities or facilitate the fair presentation of our financial statements or our periodic reports filed with the SEC.

Risks Relating to Acquisitions and Divestitures

We may enter into joint ventures or sell all or portions of our facilities, assets or operations in the future.

We may enter into joint ventures with third parties or sell all or portions of our facilities, assets or operations in the future. Additionally, we previously named BofA Securities, Inc. ("BofA") as our strategic financial advisor to assist with the Company's renewable fuels and sustainable products growth strategy. During this engagement, the Company expects to review various potential strategic transaction opportunities aimed at strengthening the balance sheet to support growth acceleration and asset development in line with the Company's forward trajectory as an energy transition company. There can be no assurance that this process will result in any transaction. We have not set a timetable for the completion of this process and do not intend to comment further unless or until the Board of Directors has approved a definitive course of action, or it is determined that other disclosure is necessary or appropriate.

Such transactions, including any potential transaction involving our renewable fuels assets, may result in us not obtaining the full benefit of any increases in the value, production, or intellectual property of such facilities, assets or operations which we enter into joint ventures in connection with or sell rights to in the future, may affect prior projections or estimates which take into account the full benefit of such facilities, assets or operations, may make it more difficult or delay our ability to respond to changing market conditions or to undertake capital projects associated with such facilities, assets or operations, may reduce our asset base, may have adverse accounting effects, and/or may have other foreseen and unforeseen effects on the Company. Any one or more of which may have an adverse effect on our revenues, results of operations or cash flows, and which could cause a decrease in the value of our securities.

Our strategy includes pursuing acquisitions, partnerships and joint ventures and our potential inability to successfully integrate newly-acquired companies or businesses, or successfully manage our partnerships and joint ventures may adversely affect our financial results.

In the future, we may seek to grow our business by investing in new or existing facilities or technologies, making acquisitions (similar to our Mobile Refinery acquisition) or entering into partnerships and joint ventures. Acquisitions, partnerships, joint ventures or investments may require significant managerial attention, which may divert management from our other activities and may impair the operation of our existing businesses. Any future acquisitions of businesses or facilities could entail a number of additional risks, including:

- the failure to successfully integrate the acquired businesses or facilities or new technology into our operations;

- incurring significantly higher than anticipated capital expenditures and operating expenses;

- disrupting our ongoing business;

- dissipating our management resources;

- failing to maintain uniform standards, controls and policies;

- the inability to maintain key pre-acquisition business relationships;

- loss of key personnel of the acquired business or facility;

- incurring significant debt;

- significant dilution to existing stockholders in the event that equity is provided as part of the consideration for the transaction(s);

- exposure to unanticipated liabilities; and

- the failure to realize efficiencies, synergies and cost savings.

We may also assume liabilities and environmental liabilities as part of acquisitions. Although we will endeavor to accurately estimate and limit liabilities and environmental liabilities presented by the businesses or facilities to be acquired, some liabilities, including ones that may exist only because of the past operations of an acquired business or facility, may prove

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to be more difficult or costly to address than we estimate. It is also possible that government officials responsible for enforcing environmental laws may believe an environmental liability is more significant than we then estimate, or that we will fail to identify or fully appreciate an existing liability before we become legally responsible to address it. We may have no recourse, or only limited recourse, to the former owners of such properties in the event such liabilities are present. As a result, if a liability were asserted against us based upon ownership of an acquired property, we might be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow.

The consolidation of our operations with the operations of acquired companies, including the consolidation of systems, procedures, personnel and facilities, the relocation of staff, and the achievement of anticipated cost savings, economies of scale and other business efficiencies, presents significant challenges to our management, particularly if several acquisitions occur at the same time. Fully integrating an acquired company or business into our operations may take a significant amount of time. We may not be successful in overcoming these risks or any other problems encountered with acquisitions. To the extent we do not successfully avoid or overcome the risks or problems related to any acquisitions, our results of operations and financial condition could be adversely affected. Future acquisitions also could impact our financial position and capital needs, and could cause substantial fluctuations in our quarterly and yearly results of operations. Acquisitions could include significant goodwill and intangible assets, which may result in future impairment charges that would reduce our stated earnings or increase our stated losses.

We may not successfully identify and complete acquisitions on favorable terms or achieve anticipated synergies relating to any acquisitions, and such acquisitions could result in unforeseen operating difficulties and expenditures and require significant management resources.

We regularly review potential acquisitions of complementary businesses, services or products. However, we may be unable to identify suitable acquisition candidates in the future. Even if we identify appropriate acquisition candidates, we may be unable to complete or finance such acquisitions on favorable terms, if at all. In addition, the process of integrating an acquired business, service or product into our existing business and operations may result in unforeseen operating difficulties and expenditures. Integration of an acquired company also may require significant management resources that otherwise would be available for ongoing development of our business. Moreover, we may not realize the anticipated benefits of any acquisition or strategic alliance and such transactions may not generate anticipated financial results. Future acquisitions could also require us to incur debt, assume contingent liabilities or amortize expenses related to intangible assets, any of which could harm our business.

Our ability to make acquisitions may be adversely impacted by our outstanding indebtedness and by the price of our stock.

Our ability to make future business acquisitions, particularly those that would be financed solely or in part through cash from operations, may be curtailed due to our obligations to make payments of principal and interest on our outstanding indebtedness, and covenants in such agreements. We may not have sufficient capital resources, now or in the future, and may be unable to raise sufficient additional capital resources on terms satisfactory to us, if at all, in order to meet our capital requirements for such acquisitions. In addition, the terms of our indebtedness include covenants that directly restrict, or have the effect of restricting, our ability to make certain acquisitions while this indebtedness remains outstanding. To the extent that the amount of our outstanding indebtedness has a negative impact on our stock price, using our common stock as consideration will be less attractive for potential acquisition candidates. The future trading price of our common stock could limit our willingness to use our equity as consideration and the willingness of sellers to accept our shares and as a result could limit the size and scope of our acquisition program. If we are unable to pursue strategic acquisitions that would enhance our business or operations, the potential growth of our business and revenues may be adversely affected.

Our acquisitions may expose us to unknown liabilities.

Because we have acquired, and expect generally to acquire in the future, all the outstanding shares of certain of our acquisition targets, our investment in those companies is or will be subject to all of their liabilities other than their respective debts which we paid or will pay at the time of the acquisitions. If there are unknown liabilities or other obligations, our business could be materially affected. We may also experience issues relating to internal controls over financial reporting that could affect our ability to comply with the Sarbanes-Oxley Act, or that could affect our ability to comply with other applicable laws.

Legal, Environmental, Governmental and Regulatory Risks

We expect to continue to incur substantial capital expenditures and operating costs as a result of our compliance with existing and future environmental laws and regulations.

Our business is subject to numerous laws and regulations relating to the protection of the environment. These laws and regulations continue to increase in both number and complexity and affect our operations with respect to, among other things:

- The discharge of pollutants into the environment.

- Emissions into the atmosphere, such as nitrogen oxides, sulfur dioxide and mercury emissions, and greenhouse gas (GHG) emissions, as they are, or may become, regulated.

- The quantity of renewable fuels that must be blended into motor fuels.

- The handling, use, storage, transportation, disposal and cleanup of hazardous materials and hazardous and nonhazardous wastes.

- The dismantlement and abandonment of our facilities and restoration of our properties at the end of their useful lives.

To the extent these expenditures, as with all costs, are not ultimately reflected in the prices of our products and services, our business, financial condition, results of operations and cash flows in future periods could be materially adversely affected.

Currently pending or future litigation or governmental proceedings could result in material adverse consequences, including judgments or settlements.

From time to time, we are involved in lawsuits, regulatory inquiries and may be involved in governmental and other legal proceedings arising out of the ordinary course of our business. For example, we are currently involved in ongoing lawsuits seeking damages relating to alleged noxious and harmful emissions from our facility located in Marrero, Louisiana; ongoing issues in connection with Penthol LLC's termination of a June 2016 Sales and Marketing Agreement; and a class action that was filed against us and certain of our senior executives alleging claims for violations of Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. Each of these matters are described in greater detail under "Part II" - "Item 8. Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements in "Note 4. Commitments and Contingencies", under the heading "Litigation". Many of these matters raise difficult and complicated factual and legal issues and are subject to uncertainties and complexities. Regardless of the merit of particular claims, litigation can be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into agreements or other arrangements to settle litigation and resolve such challenges. There can be no assurance such agreements can be obtained on acceptable terms or that litigation will not occur. These agreements can also significantly increase the Company's operating expenses. While the Company maintains insurance coverage for certain types of claims, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise. The timing of the final resolutions to these matters (including pending matters) is often uncertain. The possible outcomes or resolutions to pending and future matters could include adverse judgments or settlements, either of which could require substantial payments, adversely affecting our results of operations and liquidity.

Continuing political and social concerns about the issues of climate change may result in changes to our business and significant expenditures, including litigation-related expenses.

Increasing attention to global climate change has resulted in increased investor attention and an increased risk of public and private litigation, which could increase our costs or otherwise adversely affect our business. For example, shareholder activism has recently been increasing in our industry, and shareholders may attempt to effect changes to our business or governance, whether by shareholder proposals, public campaigns, proxy solicitations or otherwise. Additionally, cities, counties, and other governmental entities in several states in the U.S. have in the past filed lawsuits against energy companies. The lawsuits seek damages allegedly associated with climate change, and the plaintiffs are seeking unspecified damages and abatement under various tort theories. Similar lawsuits may be filed in other jurisdictions. We believe these lawsuits are an inappropriate vehicle to address the challenges associated with climate change and expect them to be vigorously defended against. However, the ultimate outcome and impact to us of any such litigation cannot be predicted with certainty, and we could incur substantial legal costs associated with defending similar lawsuits in the future. Additionally, any of these risks could result in unexpected costs, negative sentiments about our company, disruptions in our operations, increases to our operating expenses and reduced demand for our products, which in turn could have an adverse effect on our business, financial condition and results of operations.

We are subject to numerous environmental and other laws and regulations and, to the extent we are found to be in violation of any such laws and regulations, or agree that we violated such laws and regulations (as we have in the past), our business could be materially and adversely affected.

We are subject to extensive federal, state, and local laws and regulations relating to the protection of the environment which, among other things:

- regulate the collection, transportation, handling, processing and disposal of hazardous and non-hazardous wastes;

- impose liability on persons involved in generating, handling, processing, transporting or disposing hazardous materials;

- impose joint and several liability for remediation and clean-up of environmental contamination;

- require us to prepare and maintain certain plans and guidelines; and

- require financial assurance that funds will be available for the closure and post-closure care of sites where hazardous wastes are stored, processed or disposed.

The breadth and complexity of all of these laws and regulations impacting us make consistent compliance extremely difficult and often result in increased operating and compliance costs, including requiring the implementation of new programs to promote compliance. Even with these programs, we and other companies in the industry are routinely faced with legal and administrative proceedings which can result in civil and criminal penalties, interruption of business operations, fines or other sanctions and require expenditures.

Our operations involve the risks of fuel spillage or seepage, environmental damage and hazardous waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable environmental laws or regulations, it could significantly increase our cost of doing business.

Additionally, under current law, we may be held liable for damage caused by conditions that existed before we acquired our assets and/or before we took control of our leased properties or if we arranged for the transportation, disposal or treatment of hazardous substances that cause environmental contamination. In the future, we may be subject to monetary fines, civil or criminal penalties, remediation, clean-up or stop orders, injunctions, orders to cease or suspend certain practices or denial of permits required to operate our facilities and conduct our operations. The outcome of any proceeding and associated costs and expenses could have a material adverse impact on our operations and financial condition.

Our trucking operations are subject to a number of federal, state and local rules and regulations generally governing such activities as authorization to engage in motor carrier operations, safety compliance and reporting, contract compliance, insurance requirements, taxation and financial reporting. We could be subject to new or more restrictive regulations, such as regulations relating to engine emissions, drivers' hours of service, occupational safety and health, ergonomics or cargo security. Compliance with such regulations could substantially reduce equipment productivity, and the costs of compliance could increase our operating expenses.

Environmental laws also govern the presence, maintenance and removal of asbestos-containing building materials, or ACBMs, and may impose fines and penalties for failure to comply with these requirements. Such laws require that owners or operators of buildings containing ACBM (and employers in such buildings) properly manage and maintain the asbestos, adequately notify or train those who may come into contact with asbestos, and undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building or plant. In addition, the presence of ACBM in our properties or plants may expose us to third-party liability (e.g., liability for personal injury associated with exposure to asbestos).

We are required to obtain and maintain permits, licenses and approvals to conduct our operations in compliance with such laws and regulations. If we are unable to maintain our currently held permits, licenses and approvals, we may not be able to continue certain of our operations. If we are unable to obtain any additional permits, licenses and approvals which may be required as we expand our operations, we may be forced to curtail or abandon our current and/or future planned business operations.

In addition, mandatory fuel standards have been adopted in many jurisdictions which can be costly to implement and maintain compliance. These and future changes to applicable standards or other more stringent requirements in the industries we serve could reduce our ability to procure feedstocks, reduce our margins, increase our operational expenses, increase fuel prices, require us to incur additional handling costs and/or require the expenditure of capital. To the extent these expenditures, as with all costs, are not ultimately reflected in the prices of our products or we are unable to adequately source compliant fuels, our business and result of operations would be adversely affected. Furthermore, future regulations may decrease demand for our products or force us to change the mix of products we offer.

We are subject to various federal, state, and local rules requiring us to control the release of pollutants into the environment, which may require us to incur material liabilities.

Like other petroleum refiners, we are subject to numerous federal, state, and local environmental laws and regulations. These laws generally provide for control of pollutants released into the environment and require responsible parties to undertake remediation of hazardous waste disposal. These governmental entities may also propose or assess fines or require corrective actions for these asserted violations. As of December 31, 2023 and December 31, 2022, we have $1.4 million recorded in accrued liabilities for anticipated environment clean-up costs. Future environmental clean-up costs, fines or other required corrective actions in the future may be material, and may have a material adverse effect on our cash flows, results of operations, and the value of our securities.

Environmental risks and regulations may adversely affect our business.

All phases of designing, constructing, undertaking capital projects at, and operating our refining and re-refining plants present environmental risks and hazards. We are subject to environmental regulation implemented or imposed by a variety of federal, state and municipal laws and regulations as well as international conventions. Among other things, environmental legislation provides for restrictions and prohibitions on spills and discharges, as well as emissions of various substances produced in association with our operations. Legislation also requires that facility sites be operated, maintained, abandoned and reclaimed in such a way that would satisfy applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach could result in the imposition of fines and penalties, some of which could be material. Environmental legislation is evolving in a manner we expect may result in stricter standards and enforcement, larger fines and liability, as well as potentially increased capital expenditures and operating costs. The presence or discharge of pollutants in or into the air, soil or water may give rise to liabilities to governments and third parties and may require us to incur costs to remedy such presence or discharge.

Environmental, health and safety laws, regulations and permit requirements, and the potential for further expanded laws, regulations and permit requirements may increase our costs or reduce demand for our products and thereby negatively affect our business. Environmental permits required for our operations are subject to periodic renewal and may be revoked or modified for cause or when new or revised environmental requirements are implemented. Changing and increasingly strict environmental requirements and the potential for further expanded regulation may increase our costs and can affect the manufacturing, handling, processing, distribution and use of our products. If so affected, our business and operations may be materially and adversely affected. In addition, changes in these requirements may cause us to incur substantial costs in upgrading or redesigning our facilities and processes, including our waste treatment, storage, disposal and other waste handling practices and equipment. For these reasons, we may need to make capital expenditures beyond those currently anticipated to comply with existing or future environmental or safety laws. The application of environmental, health and safety laws, regulations and permit requirements to our business may cause us to limit our production, significantly increase the costs of our operations and activities, reduce the market for our products or to otherwise adversely affect our financial condition, results of operations or prospects.

We may incur significant environmental remediation costs and liabilities in the operation of our refineries, facilities, terminals and related facilities.

The operation of our refineries, facilities, terminals, and related equipment and vehicles subject us to the risk of incurring significant environmental remediation costs and liabilities due to our handling of petroleum hydrocarbons and other products, because of air emissions and water discharges related to our operations and activities, and as a result of historical operations and waste disposal practices at our facilities or in connection with our activities, some of which may have been conducted by prior owners or operators. We could incur significant remedial costs in the cleanup of any petroleum hydrocarbons or wastes or hazardous substances or wastes that may have been released on, under or from the properties owned or operated by us.

Some environmental laws may impose joint and several, strict liability for releases of petroleum hydrocarbons and wastes or hazardous substances or wastes, which means in some situations, we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Private parties, including the owners of properties adjacent to our operations and facilities where our petroleum hydrocarbons or wastes or hazardous substances or wastes are taken for reclamation or disposal, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. We may not be able to recover some or any of these costs from insurance or other sources of indemnity. To the extent that the costs associated with meeting any or all of these requirements are significant and not adequately secured or indemnified for, there could be a material adverse effect on our business, financial condition and results of operations or cash flows and, as result, our ability to make payments of our debt obligations.

The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environment risks.

The health, safety, security and environment (HSSE) risks to which we and the communities in which we work are potentially exposed cover a wide spectrum, given the wide geographical area and diversity of our operations. These risks include the effects of natural disasters (including weather events), earthquakes, social unrest, pandemic diseases, criminal actions by external parties, and safety lapses. If a major risk materializes, such as an explosion or hydrocarbon leak or spill, this could result in injuries, loss of life, environmental harm, disruption of business activities, loss or suspension of permits, or loss of our licenses to operate. Accordingly, this could have a material adverse effect on our earnings, cash flows and financial condition. Our operations are subject to extensive HSSE regulatory requirements that often change and are likely to become more stringent over time. We could incur significant extra costs in the future because of the need to comply with such requirements. We could also incur significant extra costs due to violations of or liabilities under laws and regulations that involve elements such as fines, penalties, clean-up costs and third-party claims. If HSSE risks materialize, they could have a material adverse effect on our earnings, cash flows and financial condition.

The availability and cost of renewable identification numbers, Low Carbon Fuel Standard (LCFS) credits, and other credits and/or changes in laws associated therewith, our current and future RINs liability and expected requirement that we purchase RINs in the future, could have an adverse effect on our financial condition and results of operations.

Pursuant to the Energy Policy Act of 2005, Congress established a Renewable Fuel Standard ("RFS") program that requires annual volumes of renewable fuel be blended into domestic transportation fuel. A Renewable Identification Number ("RIN") is assigned to each gallon of renewable fuel produced in, or imported into, the United States. Market prices for RINs have been volatile, marked by periods of sharp increases. We cannot predict the future prices of RINs. Purchasing RINs at elevated prices could have a material impact on our results of operations and cash flows. We are exposed to the volatility in the market price of RINs. As a producer of transportation fuels from crude oil, our Refining and Marketing segment is required to blend biofuels into the products it produces or purchase RINs in the open market in lieu of blending to meet the mandates established by the EPA. The Refining and Market Segment is exposed to market risk related to volatility in the price of RINs needed to comply with the RFS that are not otherwise generated through blending of renewable fuels in our refining and marketing operations. To mitigate the impact of this risk on the Refining and Market Segment's results of operations and cash flows, the Refining and Market Segment blends ethanol and biodiesel to the extent possible.

We are exposed to market risks related to the volatility in the price of RINs required to comply with the Renewable Fuel Standard. To the degree we are unable to blend the required amount of biofuels to satisfy our renewable volume obligation (RVO) (the volume of renewable fuels we are obligated to sell, based on a percentage of our total fuel sales), we must purchase RINs on the open market, which is based on a percentage of domestic shipments of on-road fuels as established by the EPA.

As of December 31, 2023, our RIN liability and Benzene credit liability was $46.7 million, which amount is required to be paid by March 31, 2025. We are currently not producing sufficient volumes of renewable fuels to satisfy this liability and we do not expect to produce sufficient volumes of renewable fuels to satisfy this liability in the near future, and expect to be required to purchase RINs in the open market in the future to satisfy such liability.

Our RIN liability is currently decreasing based on current market prices. However, we cannot predict the future prices of RINs. RINs prices are dependent upon a variety of factors, including EPA regulations, the availability of RINs for purchase, and levels of transportation fuels produced, which can vary significantly from quarter to quarter. Additionally, the status of EPA RFS exemptions may impact the price of RINs. EPAs policy on granting certain RFS exemptions has changed under the

Biden administration, and some previously granted exemptions have been the subject of legal proceedings that may ultimately result in the reversal of past exemptions. The occurrence of any one or more of these events may increase our operating expenses or make it more difficult for us to operate.

Existing laws or regulations could change and the minimum volumes of renewable fuels that must be blended with refined petroleum products may increase. Increases in the volume of renewable fuels that must be blended into our products could limit the production of the Mobile Refinery if sufficient numbers of RINs are not available for purchase or relief from this requirement is not obtained, which could have an adverse effect on our consolidated financial results.

In addition to the Renewable Fuel Standards ("RFS"), we and our partners operate in multiple jurisdictions that have issued, or are considering issuing, similar low-carbon fuel regulations, policies, and standards. The RFS and similar U.S. state and international low-carbon fuel regulations, policies, and standards are extremely complex, often have different or conflicting requirements or methodologies, and are frequently evolving, requiring us to periodically update our systems and controls to maintain compliance and monitoring, which could require significant expenditures, and presents an increased risk of administrative error. Our low-carbon fuels businesses could be materially and adversely affected if (i) these regulations, policies, and standards are adversely changed, not enforced, or discontinued, (ii) the benefits therefrom are reduced, (iii) any of the products we produce are deemed not to qualify for compliance therewith, or (iv) we are unable to satisfy or maintain any approved pathways. Such changes could also negatively impact the economic assumptions and projections with respect to many of our low-carbon projects and could have a material adverse impact on the timing of completion, project returns, and other outcomes with respect to such projects.

The requirement that we satisfy future RINs liabilities, which are increasing on a monthly basis in the future, could have a material adverse effect on our cash flows, results of operations, could force us to borrow additional funding which may not be available on favorable terms, if at all, and/or could require us to sell off assets, which may have an adverse effect on the value of our securities.

Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating and capital costs and reduced demand for our products.

There are a significant number of scientific studies showing that emissions of greenhouse gases, or GHGs, such as carbon dioxide and methane, are linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs affect our business in many ways, including negatively impacting the costs of our operations, transportation costs, feedstock costs and demand for our products (due to changes in both costs and weather patterns).

In recent years, the U.S. Congress has from time to time considered adopting new and expanded legislation to reduce emissions of GHGs and several states have already taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap-and-trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and gas processing plants, to acquire and surrender emission allowances. The number of allowances available for purchase is generally reduced each year in an effort to achieve the overall GHG emission reduction goal.

Depending on the scope of a particular program, we could be required to purchase and surrender allowances for GHG emissions resulting from our operations. Although most of the state-level initiatives have to date been focused on large sources of GHG emissions, such as electric power plants, it is possible that smaller sources such as our operations could become subject to GHG-related regulation. Depending on the particular program, we could be required to control emissions or to purchase and surrender allowances for GHG emissions resulting from our operations. Independent of Congress, the Environmental Protection Agency (EPA) has adopted regulations controlling GHG emissions under its existing Clean Air Act authority. For example, on December 15, 2009, the EPA officially published its findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth's atmosphere and other climatic changes. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act. In 2009, the EPA adopted rules regarding regulation of GHG emissions from motor vehicles. In 2010, EPA also issued a final rule, known as the "Tailoring Rule," that makes certain large stationary sources and modification projects subject to permitting requirements for greenhouse gas emissions under the Clean Air Act. In addition, on September 22, 2009, the EPA issued a final rule requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the U.S. beginning in 2011 for emissions occurring in 2010.

Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business, any future federal laws or implementation of regulations that may be

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adopted to address greenhouse gas emissions could require us to incur increased operating costs and could adversely affect demand for our feedstocks and resulting products, and/or increase our transportation costs. The potential increase in the costs of our operations resulting from any legislation or regulation to restrict emissions of greenhouse gases could include new or increased costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our greenhouse gas emissions, pay any taxes related to our greenhouse gas emissions and administer and manage a greenhouse gas emissions program. While we may be able to include some or all of such increased costs in the rates charged for our products, such recovery of costs is uncertain. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for our products and/or lower the supply of our feedstocks. We cannot predict with any certainty at this time how these possibilities may affect our operations. Many scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate change that could have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if such effects were to occur, they could have an adverse effect on our operations.

The adoption of regulations implementing recent financial reform legislation could impede our ability to manage business and financial risks by restricting our use of derivative instruments as hedges against fluctuating commodity prices.

Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") establishes federal oversight and regulation of over-the-counter ("OTC") derivatives and requires the SEC and the Commodity Futures Trading Commission (the "CFTC") to enact further regulations affecting derivatives, including those we use to hedge our commodity exposure. Although the CFTC and the SEC have issued final regulations in certain areas, final rules in other areas and the scope of relevant definitions and/or exemptions still remain to be finalized.

The above regulations and rules could increase the costs to us of entering into derivatives to hedge or mitigate our commodity price exposure. If we voluntarily or involuntarily reduce our use of derivative contracts as a result of the new requirements, we become more exposed to commodity price fluctuations, which could adversely affect our ability to conduct our operations and/or hedge against falling prices, the result of which may mean more extreme swings in our results of operations and ultimately a decline in the value of our securities.

We could be subject to involuntary shutdowns or be required to pay significant monetary damages or remediation costs if we are found to be a responsible party for the improper handling or the release of hazardous substances.

As a company engaged in the sale, handling, transportation, storage, recycling and disposal of materials that are or may be classified as hazardous by federal, state, provincial or other regulatory agencies, we face risks of liability for environmental contamination. The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or "CERCLA" or Superfund, and similar state laws impose strict liability for clean-up costs on current or former owners and operators of facilities that release hazardous substances into the environment, as well as on the businesses that generate those substances or transport them. As a potentially responsible party, or "PRP," we may be liable under CERCLA for substantial investigation and cleanup costs even if we operate our business properly and comply with applicable federal and state laws and regulations. Liability under CERCLA may be joint and several, which means that if we were found to be a business with responsibility for a particular CERCLA site, we could be required to pay the entire cost of the investigation and cleanup, even though we were not the party responsible for the release of the hazardous substance and even though other companies might also be liable. Even if we are able to identify who the other responsible parties might be, we may not be able to compel them to contribute to the remediation costs, or they might be insolvent or unable to contribute due to lack of financial resources.

Our facilities, including the Mobile Refinery, and the facilities of our clients and third-party contractors may have generated, used, handled and/or disposed of hazardous substances and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations, which could result in future expenditures that cannot be currently quantified and which could materially reduce our profits. In addition, new services or products offered by us could expose us to further environmental liabilities for which we have no historical experience and cannot estimate our potential exposure to liabilities.

Risks Related to Our Securities

We currently have an extremely volatile market for our common stock, and the market for our common stock is and may remain volatile in the future.

We currently have an extremely volatile market for our common stock, which market is anticipated to remain volatile in the future, and will likely be subject to wide fluctuations. These fluctuations are expected to be in response to several factors, including, but not limited to:

- actual or anticipated variations in our results of operations;

- plans for acquisitions, timing of planned projects and availability of funding;

- our ability or inability to generate revenues;

- the number of shares in our public float;

- increased competition; and

- conditions and trends in the market for oil refining and re-refining services, transportation services and oil feedstock.

Our common stock is currently listed on The NASDAQ Capital Market. The trading range of our common stock over the past approximately 365 days prior to the filing date of this Report has fluctuated between $11.20 per share on March 6, 2023, and $1.28 per share on February 28, 2024. Our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock. Stockholders and potential investors in our common stock should exercise caution before making an investment in us, and should not rely solely on the publicly quoted or traded stock prices in determining our common stock value, but should instead determine the value of our common stock based on the information contained in our public reports, industry information, and those business valuation methods commonly used to value private companies.

Additionally, the market price of our common stock historically has fluctuated significantly based on, but not limited to, such factors as general stock market trends, announcements of developments related to our business, actual or anticipated variations in our operating results, our ability or inability to generate new revenues, and conditions and trends in the industries in which our customers are engaged.

In recent years, the stock market in general has experienced extreme price fluctuations that have oftentimes been unrelated to the operating performance of the affected companies. Similarly, the market price of our common stock may fluctuate significantly based upon factors unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock.

Our outstanding options and convertible securities may adversely affect the trading price of our common stock.

As of the date of the filing, we had (i) outstanding stock options to purchase an aggregate of 3.2 million shares of common stock at a weighted average exercise price of $2.46 per share; (ii) outstanding warrants to purchase 3.8 million shares of common stock at an exercise price of $3.00 per share; and (iii) outstanding Convertible Senior Notes which may be converted into a maximum of 3.6 million shares of common stock, based on the initial maximum conversion rate of 233.6449 shares of the Company's common stock per $1,000 principal amount of Convertible Senior Notes, which are subject to customary and other adjustments described in the Indenture governing the Convertible Senior Notes. For the life of the options and warrants, the holders have the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership. The issuance of shares upon the exercise of outstanding securities will also dilute the ownership interests of our existing stockholders.

The availability of these shares for public resale, as well as any actual resales of these shares, could adversely affect the trading price of our common stock. We cannot predict the size of future issuances of our common stock pursuant to the exercise of outstanding options or warrants or conversion of other securities, or the effect, if any, that future issuances and sales of shares of our common stock may have on the market price of our common stock. Sales or distributions of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of our common stock to decline.

In addition, the common stock issuable upon exercise/conversion of outstanding convertible securities may represent overhang that may also adversely affect the market price of our common stock. Overhang occurs when there is a greater supply of a company's stock in the market than there is demand for that stock. When this happens the price of our stock will decrease, and any additional shares which stockholders attempt to sell in the market will only further decrease the share price. If the share volume of our common stock cannot absorb shares sold by holders of our outstanding convertible securities, then the value of our common stock will likely decrease.

A significant number of our shares of common stock are eligible for sale and their sale or potential sale may depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. Most of our common stock is available for resale in the public market, and if sold would increase the supply of our common stock, thereby causing a decrease in its price. Some or all of our shares of common stock may be offered from time to time in the open market pursuant to effective registration statements and/or compliance with Rule 144, which sales could have a depressive effect on the market for our shares of common stock. Subject to certain restrictions, a person who has held restricted shares for a period of six months may generally sell common stock into the market. The sale of a significant portion of such shares when such shares are eligible for public sale may cause the value of our common stock to decline in value.

Our outstanding warrants have certain anti-dilutive rights, put and call rights upon the occurrence of a fundamental transaction, and include a limitation on the number of shares of common stock which may be issued upon exercise thereof without shareholder approval.

A total of 2.6 million outstanding warrants have a term through April 1, 2027; a total of 0.2 million outstanding warrants have a term through November 26, 2027; and a total of 1.0 million outstanding warrants have a term through December 28, 2028, each of which have an exercise price of $3.00 per share. All of the warrants include weighted average anti-dilutive rights in the event any shares of common stock or other equity or equity equivalent securities payable in common stock are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), or in accordance with the terms of the warrant agreements evidencing such warrants, are deemed to have granted, issued or sold, in each case, at a price less than the exercise price, which automatically decreases the exercise price of the warrants upon the occurrence of such event, as described in greater detail in the warrant agreements, and increases the number of shares of common stock issuable upon exercise of the warrants, such that the aggregate exercise price of all outstanding warrants remains the same before and after any such dilutive event. Such anti-dilution rights, if triggered, could result in a significant decrease in the exercise price of the warrants combined with a significant increase in the number of shares of common stock issuable upon exercise thereof, which could result in significant dilution to existing shareholders.

Upon the occurrence of a fundamental transaction (as described in the warrant agreements) the warrant agreements (a) provide each holder a put right and (b) provide the Company with a call right in respect of the warrants. Upon the exercise of a put right by the holder or a call right by the Company, the Company is obligated to repurchase the warrants for the Black Scholes Value of the warrants repurchased, as calculated in the warrant agreements. Such Black Scholes value may be significant and the requirement to pay such amount may prohibit us from completing a transaction which would otherwise be accretive to shareholders or make such transaction more costly.

The warrants also include cashless exercise rights. As a result, we may not receive any cash upon the exercise of the warrants.

We face significant penalties and damages in the event registration statements registering the resale of the shares of common stock issuable upon exercise of the outstanding warrants is not available for the sale of such shares.

In connection with the grant of the warrants, the Company and the holders of such warrants entered into a Registration Rights Agreement. Under the Registration Rights Agreement, the Company agreed to use commercially reasonable efforts to file a registration statement with the SEC, for purposes of registering the resale of the shares of common stock issuable upon exercise of the Warrants no later than July 1, 2022. The Company also agreed to use commercially reasonable efforts to cause the SEC to declare the Registration Statement effective as soon as practicable and no later than 45 days following the filing of the Registration Statement; provided, that such date is extended until 75 days after the filing date if the initial Registration Statement is reviewed by the staff of the Commission. The Registration Statement was filed with the SEC and became effective on July 8, 2022. In connection with the grant of the December 2023 Warrants, the Company and the holders of the December 2023 Warrants entered into a Registration Rights Agreement dated December 28, 2023. Under the Registration Rights Agreement, the Company agreed to file a registration statement with the SEC as soon as reasonably practicable and in no event later than 30 days following December 28, 2023, which Registration Statement was timely filed, for purposes of registering the resale of the shares of common stock issuable upon exercise of the December 2023 Warrants. The Company also agreed to use commercially reasonable efforts to cause the SEC to declare the Registration Statement effective as soon as practicable and no later than 45 days following the filing of the Registration Statement; provided, that such date is extended until 105 days after the filing date if the Registration Statement is reviewed by the staff of the Commission which registration statement was declared effective on February 8, 2024.

The Registration Rights Agreements also provide the holders of the warrants certain piggyback and demand registration rights (including pursuant to an underwritten offering, in the event the gross proceeds from such underwritten offering are expected to exceed $35 million).

If, subject to certain limited exceptions described in the Registration Rights Agreements, during the period commencing on the effective date of the Registration Statements and ending on the earlier of the date when there are no registrable securities or the third anniversary of the effective date of the Registration Statements, a registration statement is not continuously effective to allow the sale of the shares underlying the warrants, for more than 10 consecutive calendar days or more than an aggregate of 15 calendar days (which need not be consecutive) during any 12-month period, then, in addition to any other rights such holder of warrants may have under the Registration Rights Agreements or applicable law, (x) on the first such applicable default date, the Company is required to pay to such holder of a Warrant an amount in cash, as partial liquidated damages and not as a penalty, equal to 1.0% of the fair market value (such fair market value calculated as required under the Registration Rights Agreements) of the registrable securities held by such holder (the "1% Penalty"), and (y) on each monthly anniversary of such default date until all applicable defaults have been cured, shall pay the 1% Penalty, subject to a maximum penalty of 10% of the fair market value of the registrable securities held by each applicable holder of warrants (such fair market value calculated as required under the Registration Rights Agreements).

The Company has agreed, among other things, to indemnify the holders of the warrants and their affiliates with respect to certain liabilities and to pay all fees and expenses incident to the Company's obligations under the Registration Rights Agreements.

In the event the Registration Statements are suspended or terminated, or we otherwise fail to meet certain requirements set forth in the Registration Rights Agreements, we could be required to pay significant penalties which could adversely affect our cash flow and cause the value of our securities to decline in value.

Risks Related to the Convertible Senior Notes

Servicing our debt will require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our current and future planned indebtedness, including the Convertible Senior Notes and Term Note, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We may not have enough available funds or the ability to raise the funds necessary to repurchase the Convertible Senior Notes for cash upon a fundamental change or to settle conversions of the Convertible Senior Notes in cash, and our future indebtedness may contain limitations on our ability to pay cash upon conversion or repurchase of the Convertible Senior Notes.

Holders of the Convertible Senior Notes will have the right to require us to repurchase all or a portion of their Convertible Senior Notes upon the occurrence of a fundamental change at a fundamental change repurchase price equal to 100% of the accreted principal amount of the Convertible Senior Notes to be repurchased (currently $15.3 million), plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

Additionally, we will be required to repay the Convertible Senior Notes in cash at their maturity unless earlier repurchased, redeemed or converted. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of Convertible Senior Notes surrendered therefor or Convertible Senior Notes are being redeemed or converted. In addition, our ability to repurchase the Convertible Senior Notes or to pay cash upon redemptions of the Convertible Senior Notes may be limited by agreements we enter into governing our future indebtedness, which may limit our ability to repurchase the Convertible Senior Notes or to pay cash upon redemptions or conversions of the Convertible Senior Notes. Finally, our ability to repurchase the Convertible Senior Notes or to pay cash upon redemptions or conversions of the Convertible Senior Notes may be limited by law or by regulatory authority. Our failure to repurchase Convertible Senior Notes at a time when the repurchase is required by the indenture or to pay any cash payable upon redemption or on future conversions of the Convertible Senior Notes, as required by the indenture, would constitute a default under the indenture. A default under the indenture or the occurrence of a fundamental change itself could also lead to a default under agreements governing our future indebtedness. Moreover, the occurrence of a fundamental change under the indenture governing the Convertible Senior Notes could constitute an event of default under any agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Convertible Senior Notes or make cash payments upon conversions thereof.

We may not have sufficient funds available to pay amounts owed on the Convertible Senior Notes, and such funding may not be available on favorable terms, if at all. Our failure to pay the amounts due under the Convertible Senior Notes, when due, would constitute a default under the Convertible Senior Notes and may force us to sell certain assets, curtail our business plan, or seek bankruptcy protection.

The conditional conversion feature of the Convertible Senior Notes, if triggered, may adversely affect our financial condition and liquidity.

In the event the conditional conversion feature of the Convertible Senior Notes is triggered, holders of Convertible Senior Notes will be entitled to convert the Convertible Senior Notes at any time during specified periods at their option.

Specifically, the Convertible Senior Notes bear interest at a rate of 6.25% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning on April 1, 2022. The Convertible Senior Notes are convertible into common stock at an initial conversion rate of 169.9235 shares of common stock, per $1,000 principal amount of Convertible Senior Notes (equivalent to an initial conversion price of approximately $5.89 per share). Prior to July 1, 2027, the Convertible Senior Notes will be convertible at the option of the holders of the Convertible Senior Notes only upon the satisfaction of certain conditions and during certain periods, and thereafter, at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The Convertible Senior Notes were convertible for a limited number of days in May 2021, due to certain triggering events described in the Indenture and may be convertible pursuant to their terms prior to July 1, 2027 again in the future. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of its common stock or a combination of cash and shares of its common stock, at its election. The Company will also be required to increase the conversion rate for holders who convert their Convertible Senior Notes in connection with a fundamental change and certain other corporate events or convert their Convertible Senior Notes called for optional redemption (or deemed called for optional redemption) following delivery by the Company of a notice of redemption, in either case, in certain circumstances.

If one or more holders elect to convert their Convertible Senior Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. Further, even if holders do not elect to convert their Convertible Senior Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Convertible Senior Notes, as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Additionally, the issuance of common stock upon conversion of the Convertible Senior Notes will result in immediate and substantial dilution to the interests of other stockholders. In addition, the common stock issuable upon conversion of the Convertible Senior Notes may represent overhang that may also adversely affect the market price of our common stock. Overhang occurs when there is a greater supply of a company's stock in the market than there is demand for that stock. When this happens the price of the company's stock will decrease, and any additional shares which stockholders attempt to sell in the market will only further decrease the share price. The Convertible Senior Notes may in the future be convertible into shares of our common stock at a discount to market, which would provide the holders with the ability to sell their common stock at or below market and still make a profit. If the share volume of our common stock cannot absorb the discounted shares, then the value of our common stock will likely decrease.

The accounting method for reflecting the Convertible Senior Notes on our balance sheet, accruing interest expense for the Convertible Senior Notes and reflecting the underlying shares of our common stock in our reported diluted earnings per share may adversely affect our reported earnings and financial condition.

In August 2020, the Financial Accounting Standards Board ("FASB") published an Accounting Standards Update, which we refer to as ASU 2020-06, which simplifies certain of the accounting standards that apply to *Convertible* Senior *Notes*. ASU 2020-06 was effective for SEC-reporting entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The *Convertible* Senior *Notes* are reflected as a liability on our balance sheets, with the initial carrying amount equal to the principal amount of the Convertible Senior Notes, net of issuance costs. The issuance costs will be treated as a debt discount for accounting purposes, which will be amortized into interest expense over the term of the Convertible Senior Notes. As a result of this amortization, the interest expense that we expect to recognize for the Convertible Senior Notes for accounting purposes will be greater than the cash interest payments we will pay on the Convertible Senior Notes, which will result in lower reported income.

In addition, the shares underlying the Convertible Senior Notes may be reflected in our diluted earnings per share using the "if converted" method, in accordance with ASU 2020-06. Under that method, if the conversion value of the Convertible Senior Notes exceeds their principal amount for a reporting period, then we will calculate our diluted earnings per share assuming that all of the Convertible Senior Notes were converted at the beginning of the reporting period and that we issued shares of our common stock to settle the excess. However, if reflecting the Convertible Senior Notes in diluted earnings per share in this manner is anti-dilutive, or if the conversion value of the Convertible Senior Notes does not exceed their principal amount for a reporting period, then the shares underlying the Convertible Senior Notes will not be reflected in our diluted earnings per share. The application of the if-converted method may reduce our reported diluted earnings per share, and accounting standards may change in the future in a manner that may adversely affect our diluted earnings per share.

The conversion rate for Convertible Senior Notes converted in connection with a make-whole fundamental change or a notice of redemption for an optional redemption may be increased.

If a make-whole fundamental change occurs prior to the maturity date of the Convertible Senior Notes or upon the issuance of a notice of redemption for an optional redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Convertible Senior Notes in connection with such make-whole fundamental change or elects to convert its Convertible Senior Notes called (or deemed called) for optional redemption during the related redemption period, by a number of additional shares of our common stock. The increase in the conversion rate will be determined based on the date on which the specified corporate transaction becomes effective or the date of the notice and the price paid (or deemed to be paid) per share of our common stock in such transaction or the date of the redemption notice. Provided however, in no event will the conversion rate per $1,000 principal amount of Convertible Senior Notes as a result of this adjustment exceed maximum 233.6449 shares of common stock.

Our obligation to increase the conversion rate for Convertible Senior Notes converted in connection with a make-whole fundamental change or Convertible Senior Notes called for optional redemption that are converted during the related redemption period could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

The fundamental change repurchase feature of the Convertible Senior Notes could delay or prevent an otherwise beneficial attempt to take over our company, or discourage a potential acquirer of us.

The Convertible Senior Notes include certain repurchase rights of the holders which are triggered upon a fundamental change as discussed herein. A takeover of our company would trigger an option of the holders of the Convertible Senior Notes to require us to repurchase the Convertible Senior Notes. This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to stockholders or discouraging a potential acquirer of us.

Risks Relating to Our Listing on The Nasdaq Capital Market

Our Common Stock may be delisted from The Nasdaq Capital Market if we cannot satisfy Nasdaq's continued listing requirements.

Among the conditions required for continued listing on The Nasdaq Capital Market, Nasdaq requires us to maintain at least $2.5 million in stockholders' equity; $35.0 million in market value of listed securities; or $0.5 million in net income over the prior two years or two of the prior three years, to have a majority of independent directors, and to maintain a stock price over $1.00 per share. Our stockholders' equity may not remain above Nasdaq's $2.5 million minimum requirement, we may not maintain $35.0 million in market value of listed securities, and we may not generate over $0.5 million of yearly net income moving forward, we may not be able to maintain independent directors, and we may not be able to maintain a stock price over $1.00 per share. If we fail to timely comply with the applicable Nasdaq continued listing requirements, our stock may be delisted. In addition, even if we demonstrate compliance with the requirements above, we will have to continue to meet other objective and subjective listing requirements to continue to be listed on The Nasdaq Capital Market. Delisting from The Nasdaq Capital Market could make trading our common stock more difficult for investors, potentially leading to declines in our share price and liquidity. Without a Nasdaq Capital Market listing, stockholders may have a difficult time getting a quote for the sale or purchase of our stock, the sale or purchase of our stock would likely be made more difficult and the trading volume and liquidity of our stock could decline. Delisting from The Nasdaq Capital Market could also result in negative publicity and could also make it more difficult for us to raise additional capital. The absence of such a listing may adversely affect the acceptance of our common stock as currency or the value accorded by other parties. Further, if we are delisted, we would also incur additional costs under state blue sky laws in connection with any sales of our securities. These requirements could severely limit the market liquidity of our common stock and the ability of our stockholders to sell our common stock in the secondary market. If our common stock is delisted by Nasdaq, our common stock may be eligible to trade on an over-the-counter quotation system, such as the OTCQB market, where an investor may find it more difficult to sell our stock or obtain accurate quotations as to the market value of our common stock. In the event our common stock is delisted from The Nasdaq Capital Market, we may not be able to list our common stock on another national securities exchange or obtain quotation on an over-the-counter quotation system.

If we are delisted from The Nasdaq Capital Market, our ability to sell our shares of our common stock could also be limited by the penny stock restrictions, which could further limit the marketability of our shares.

If our common stock is delisted, it could come within the definition of "penny stock" as defined in the Exchange Act and would then be covered by Rule 15g-9 of the Exchange Act. That Rule imposes additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors. For transactions covered by Rule 15g-9, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, Rule 15g-9, if it were to become applicable, would affect the ability or willingness of broker-dealers to sell our securities, and accordingly would affect the ability of stockholders to sell their securities in the public market. These additional procedures could also limit our ability to raise additional capital in the future.

Due to the fact that our common stock is listed on The Nasdaq Capital Market, we are subject to financial and other reporting and corporate governance requirements which increase our costs and expenses.

We are currently required to file annual and quarterly information and other reports with the Securities and Exchange Commission that are specified in Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended. Additionally, due to the fact that our common stock is listed on The Nasdaq Capital Market, we are also subject to the requirements to maintain independent directors, comply with other corporate governance requirements and are required to pay annual listing and stock issuance fees. These obligations require a commitment of additional resources including, but not limited, to additional expenses, and may result in the diversion of our senior management's time and attention from our day-to-day operations. These obligations increase our expenses and may make it more complicated or time consuming for us to undertake certain corporate actions due to the fact that Nasdaq may require approval for such transactions and/or Nasdaq rules may require us to obtain shareholder approval for such transactions.

Risks Related To our Governing Documents and Nevada Law

Our Articles of Incorporation and Bylaws provide for indemnification of officers and directors at our expense, which may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit of officers or directors.

Our Articles of Incorporation and Bylaws provide that we shall indemnify our directors and officers to the fullest extent not prohibited by the Nevada Revised Statutes; and, provided further, that we are not required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (a) such person conducted himself/herself in good faith, (b) such person reasonably believed, in the case of conduct in his/her official capacity, that his/her conduct was in the Company's best interests and, in all other cases, that his/her conduct was at least not opposed to the Company's best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his/her conduct was unlawful and unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Nevada Revised Statutes, or (iv) such indemnification is required to be made pursuant to the terms of the

Bylaws. We also have power to indemnify our employees and other agents as set forth in the Nevada Revised Statutes. Our Bylaws also provide that we are required to advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit or proceeding, by reason of the fact that he/she is or was a director or officer, of the corporation, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all reasonable expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the Bylaws or otherwise.

We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under federal securities laws is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification for liabilities arising under federal securities laws, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with our activities, we will (unless in the opinion of our counsel, the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction, the question whether indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The legal process relating to this matter if it were to occur is likely to be very costly and may result in us receiving negative publicity, either of which factors is likely to materially reduce the market and price for our shares, if such a market ever develops.

Our Articles of Incorporation contain a specific provision that limits the liability of our directors and officers for monetary damages to the Company and the Company's shareholders to the fullest extent permitted by Nevada law and we are required, under certain circumstances, to indemnify officers, directors and employees.

The limitation of monetary liability against our directors, officers and employees under Nevada law and the existence of indemnification rights to them may result in substantial expenditures by us and may discourage lawsuits against our directors, officers and employees.

Our Articles of Incorporation contain a specific provision that limits the liability of our directors and officers to the fullest extent permitted by the Nevada Revised Statutes. We also have contractual indemnification obligations under our employment and engagement agreements with our executive officers and directors, as well as pursuant to certain indemnification agreements. The foregoing indemnification obligations could result in us incurring substantial expenditures to cover the cost of settlement or damage awards against our directors and officers, which the Company may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers, even though such actions, if successful, might otherwise benefit us and our stockholders.

Anti-takeover provisions in our Articles of Incorporation, as amended and our Bylaws, as well as provisions of Nevada law, might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our Articles of Incorporation, as amended and Bylaws and Nevada law contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or delay attempts by our shareholders to replace or remove our management. Our corporate governance documents include the following provisions:

• the removal of directors only with the approval of shareholders holding at least two-thirds of the voting power of the issued and outstanding stock entitled to vote in the election of directors;

• requiring advance notice of shareholder proposals for business to be conducted at meetings of our shareholders and for nominations of candidates for election to our Board of Directors;

• subject to the rights of the holders of any outstanding series of preferred stock and unless otherwise required by law or resolution of our board of directors, vacancies on the board of directors arising through death, resignation, retirement, disqualification or removal, an increase in the number of directors or otherwise may be filled by a majority of the directors then in office, though less than a quorum;

- authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock; and

- limiting the liability of, and providing indemnification to, our directors and officers.

Any provision of our Articles of Incorporation, as amended or Bylaws or Nevada law that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Our authorized preferred stock can be designated by the Board of Directors without shareholder approval.

We have 50 million shares of preferred stock authorized of which no shares are currently designated and no shares are issued and outstanding. Our directors, within the limitations and restrictions contained in our Articles of Incorporation and without further action by our shareholders, have the authority to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. Any issuance of shares of preferred stock could adversely affect the rights of holders of our common stock. Should we issue additional shares of our common stock at a later time, each investor's ownership interest in our stock would be proportionally reduced. Because our board of directors is entitled to designate the powers and preferences of the preferred stock without a vote of our shareholders, subject to Nasdaq rules and regulations, our shareholders will have no control over what designations and preferences our future preferred stock, if any, will have.

General Risk Factors

There may be future sales and issuances of our common stock, which could adversely affect the market price of our common stock and dilute stockholders' ownership of common stock.

The exercise of any options granted to executive officers, directors and other employees under our equity compensation plans, the exercise of outstanding warrants, the conversion of outstanding convertible securities and other issuances of our common stock in the future could have an adverse effect on the market price of the shares of our common stock. We are not restricted from issuing additional shares of common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive shares of common stock, provided that we are subject to the requirements of The Nasdaq Capital Market (which generally require shareholder approval for any transactions which would result in the issuance of more than 20% of our then outstanding shares of common stock or voting rights representing over 20% of our then outstanding shares of stock), subject to certain exceptions. Sales of a substantial number of shares of our common stock in the public market or the perception that such sales might occur could materially adversely affect the market price of the shares of our common stock. Because our decision to issue securities in any future offering or transaction will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings or issuances. Additionally, the sale of a significant portion of our common stock may cause the value of our common stock to decline in value.

Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligations through the issuance of additional shares of our common stock.

Wherever possible, our Board of Directors will attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of restricted shares of our common stock or where shares are to be issued to our officers, directors, and applicable consultants. Our Board of Directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares of common stock. In addition, we may attempt to raise capital by selling shares of our common stock, possibly at a discount to market. These actions will result in dilution of the ownership interests of existing shareholders, which may further dilute common stock book value, and that dilution may be material. Such issuances may also serve to enhance existing management's ability to maintain control of the Company because the shares may be issued to parties or entities committed to supporting existing management.

Securities analysts may not cover our common stock and this may have a negative impact on our common stock's market price.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We currently have limited research coverage by securities and industry analysts. If one or more of the analysts who covers us downgrades our common stock, changes their opinion of our shares or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease and we could lose visibility in the financial markets, which could cause our stock price and trading volume to decline.

We do not intend to pay cash dividends on our common stock in the foreseeable future, and therefore only appreciation of the price of our common stock will provide a return to our stockholders.

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors deemed relevant by our Board of Directors, and will be subject to the terms of our debt agreements and convertible notes, which we anticipate will prevent us from paying cash dividends on, and/or redeeming, outstanding securities. As a result, only appreciation of the price of our common stock, which may not occur, will provide a return to our stockholders.

We may be subject in the normal course of business to judicial, administrative or other third-party proceedings that could interrupt or limit our operations, require expensive remediation, result in adverse judgments, settlements or fines and create negative publicity.

Governmental agencies may, among other things, impose fines or penalties on us relating to the conduct of our business, attempt to revoke or deny renewal of our operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations or as a result of third-party challenges, require us to install additional pollution control equipment or require us to remediate potential environmental problems relating to any real property that we or our predecessors ever owned, leased or operated or any waste that we or our predecessors ever collected, transported, disposed of or stored. Individuals, citizens groups, trade associations or environmental activists may also bring actions against us in connection with our operations that could interrupt or limit the scope of our business. Any adverse outcome in such proceedings could harm our operations and financial results and create negative publicity, which could damage our reputation, competitive position and stock price. We may also be required to take corrective actions, including, but not limited to, installing additional equipment, which could require us to make substantial capital expenditures. We could also be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against us. These could result in a material adverse effect on our prospects, business, financial condition and our results of operations.

Our hedging activities may prevent us from benefiting fully from increases in oil prices and may expose us to other risks, including counterparty risk.

From time to time, the Company utilizes derivative instruments to manage its exposure to fluctuations in the underlying commodity prices of its inventory. The Company's management sets and implements hedging policies, including volumes, types of instruments and counterparties, to support oil prices at targeted levels and manage its exposure to fluctuating prices. The Company's derivative instruments consist of swap and futures arrangements for oil. In a commodity swap agreement, if the agreed-upon published third-party index price ("index price") is lower than the swap fixed price, the Company receives the difference between the index price and the swap fixed price. If the index price is higher than the swap fixed price, the Company pays the difference. For futures arrangements, the Company receives the difference positive or negative between an agreed-upon strike price and the market price.

To the extent that we continue to engage in hedging activities to protect ourselves against commodity price declines, we may be prevented from fully realizing the benefits of increases in oil prices above the prices established by our hedging contracts. In addition, our hedging activities may expose us to the risk of financial loss in certain circumstances, including instances in which the counterparties to our hedging contracts fail to perform under the contracts. Finally, we are subject to risks associated with the adoption of derivatives legislation and regulations related to derivative contracts which if adopted, could have an adverse impact on our ability to hedge risks associated with our business. If regulations adopted in the future require that we post margin for our hedging activities or require our counterparties to hold margin or maintain capital levels, the cost of which could be passed through to us, or impose other requirements that are more burdensome than current regulations, hedging transactions in the future would become more expensive than we experienced in the past.

The threat and impact of terrorist attacks, cyber-attacks or similar hostilities may adversely impact our operations.

We cannot assess the extent of either the threat or the potential impact of future terrorist attacks on the energy industry in general, and on us in particular, either in the short-term or in the long-term. Uncertainty surrounding such hostilities may affect our operations in unpredictable ways, including the possibility that infrastructure facilities, including pipelines and gathering systems, production facilities, processing plants and refineries, could be targets of, or indirect casualties of, an act of terror, a cyber-attack or electronic security breach, or an act of war.

We may fail to meet our publicly announced guidance or other expectations about our business, which could cause our stock price to decline.

We may provide, from time-to-time guidance regarding our expected financial and business performance. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and our guidance may not ultimately be accurate and has in the past been inaccurate in certain respects, such as the timing of acquisitions, revenue projections and project completions. Our guidance is based on certain assumptions such as those relating to anticipated production and sales volumes (which generally are not linear throughout a given period), average sales prices, supplier and commodity costs and planned cost reductions. If our guidance varies from actual results due to our assumptions not being met or the impact on our financial performance that could occur as a result of various risks and uncertainties, the market value of our common stock could decline significantly.

Anti-takeover provisions contained in our governing documents, applicable laws and our Convertible Senior Notes could impair a takeover attempt.

Our Articles of Incorporation and Bylaws afford certain rights and powers to our board of directors that may facilitate the delay or prevention of an acquisition that it deems undesirable. We are also subject to Sections 78.378 to 78.3793 of the Nevada Revised Statutes, which seeks to impede "unfriendly" corporate takeovers by providing that an "acquiring person" shall only obtain voting rights in the "control shares" purchased by such person to the extent approved by the other stockholders at a meeting, subject to certain exceptions, including requiring that an applicable issuer have 200 or more stockholders of record, at least 100 of whom have had addresses in Nevada at all times during the 90 days immediately preceding such date, which we believe do not currently apply to us. In addition, the terms of our Convertible Senior Notes may require us to repurchase such notes in the event of a fundamental change, including a takeover of our company. Any of the foregoing provisions and terms that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

We may be adversely affected by climate change or by legal, regulatory or market responses to such change.

The long-term effects of climate change are difficult to predict; however, such effects may be widespread. Impacts from climate change may include physical risks (such as rising sea levels or frequency and severity of extreme weather conditions), social and human effects (such as population dislocations or harm to health and well-being), compliance costs and transition risks (such as regulatory or technology changes) and other adverse effects. The effects of climate change could increase the cost of certain products, commodities and energy (including utilities), which in turn may impact our ability to procure goods or services required for the operation of our business. Climate change could also lead to increased costs as a result of physical damage to or destruction of our facilities, loss of inventory, and business interruption due to weather events that may be attributable to climate change. These events and impacts could materially adversely affect our business operations, financial position or results of operation.

We might be adversely impacted by changes in accounting standards.

Our consolidated financial statements are subject to the application of U.S. GAAP, which periodically is revised or reinterpreted. From time to time, we are required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the Financial Accounting Standards Board ("FASB") and the SEC. It is possible that future accounting standards may require changes to the accounting treatment in our consolidated financial statements and may require us to make significant changes to our financial systems. Such changes might have a materially adverse impact on our financial position or results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

The Company understands the importance of preventing, assessing, identifying, and managing material risks associated with cybersecurity threats. Cybersecurity processes to assess, identify and manage risks from cybersecurity threats have been incorporated as a part of the Company's overall risk assessment process. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy or security laws.

We have processes in place to identify, assess and monitor material risks from cybersecurity threats, including the material risks of the Company. These processes are part of our overall enterprise risk management process and have been embedded in our operating procedures, internal controls and information systems. On a regular basis we implement into our operations these cybersecurity processes, technologies, and controls to assess, identify, and manage material risks. Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through a multi-faceted approach including third party assessments, IT security, governance, risk and compliance reviews. To defend, detect and respond to cybersecurity incidents, we, among other things have undertaken the following measures:

- Advanced Endpoint Protection

- Disparate Firewall Security technology between the edge and internal networks

- Live monitoring for user permission changes;

- Live monitoring for suspicious file access or activities;

- Advanced intrusion detection and automated threat response; which monitors internal activities in addition to external traffic;

- Enrolled in Oil and Gas ("O&G") threat intelligence service;

- Enrolled in US Cybersecurity & Infrastructure Security Agency ("US CISA") data hygiene service; and

- Enrolled in FBI InfraGard threat intelligence.

Incidents are evaluated to determine materiality as well as operational and business impact, and reviewed for privacy impact.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading "The Company's information technology systems could suffer interruptions, failures or breaches and our business operations could be disrupted adversely effecting results of operations and the Company's reputation" included as part of our risk factor disclosures at Item 1A of this Annual Report on Form 10-K.

Cybersecurity is an important part of our risk management processes and an area of focus for our Board and management.

Our Audit Committee is responsible for the oversight of risks from cybersecurity threats. The Board receives information and updates periodically with respect to the effectiveness of our cybersecurity and information security framework, data privacy and risk management, which includes that of the Company. The Board will also be provided updates on any material incidents relating to information systems security and cybersecurity incidents.

Item 2. Properties

The Company's headquarters are located in Houston, Texas. As of the date of this Report, the Company owned or leased facilities and land for corporate functions and for oil collection, oil and other feedstock storage, re-refining and refining, transportation and storage at various locations throughout the U.S. Additional information regarding such facilities is included in Item 1. "Business", above and in the notes to the financial statements included under , "Part II" - "Item 8. Financial Statements and Supplementary Data". We believe that our current facilities are suitable and adequate to meet our current needs, and that suitable additional or substitute space will be available as needed. However, we continue to evaluate the purchase or lease of additional properties or the consolidation of our properties, as our business requires.

Item 3. Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business.

Such current litigation or other legal proceedings are described in, and incorporated by reference in, this "Item 3. Legal Proceedings" of this Annual Report on Form 10-K from, "Part II" - "Item 8. Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements in "Note 4. Commitments and Contingencies", under the heading "Litigation". The Company believes that the resolution of currently pending matters will not individually or in the aggregate have a material adverse effect on our financial condition or results of operations. However, assessment of the current litigation or other legal claims could change in light of the discovery of facts not presently known to the Company or by judges, juries or other finders of fact, which are not in accord with management's evaluation of the possible liability or outcome of such litigation or claims.

Additionally, the outcome of litigation is inherently uncertain. If one or more legal matters were resolved against the Company in a reporting period for amounts in excess of management's expectations, the Company's financial condition and operating results for that reporting period could be materially adversely affected.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

MARKET INFORMATION

Our common stock is traded on The NASDAQ Capital Market ("NASDAQ") under the symbol "VTNR".

HOLDERS

As of March 6, 2024, there were approximately 296 holders of record of our common stock, not including holders who hold their shares in street name.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

DESCRIPTION OF CAPITAL STOCK

Common Stock

The total number of authorized shares of our common stock is 750,000,000 shares, $0.001 par value per share.

Voting Rights. Each share of our common stock is entitled to one vote on all stockholder matters. Shares of our common stock do not possess any cumulative voting rights.

Except for the election of directors, if a quorum is present, an action on a matter is approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the matter, unless otherwise required by applicable law, Nevada law, our Articles of Incorporation, as amended or Bylaws, as amended. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we have designated, or may designate and issue in the future.

Dividend Rights. Each share of our common stock is entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by our Board of Directors, subject to any preferential or other rights of any outstanding preferred stock.

Liquidation and Dissolution Rights. Upon liquidation, dissolution or winding up, our common stock will be entitled to receive pro rata on a share-for-share basis, the assets available for distribution to the stockholders after payment of liabilities and payment of preferential and other amounts, if any, payable on any outstanding preferred stock.

Fully Paid Status. All outstanding shares of the Company's common stock are validly issued, fully paid and non-assessable.

Listing. Our common stock is listed and traded on The Nasdaq Capital Market under the symbol "VTNR".

Other Matters. No holder of any shares of our common stock has a preemptive right to subscribe for any of our securities, nor are any shares of our common stock subject to redemption or convertible into other securities.

Preferred Stock

The total number of "blank check" authorized shares of our preferred stock is 50,000,000 shares, $0.001 par value per share. We have no designated shares of preferred stock.

Outstanding Options; Warrants and Senior Convertible Notes

As of the date of this Report, we have outstanding (i) options to purchase a total of 3.2 million shares of our common stock with a weighted average exercise price of $2.46 per share; (2) outstanding warrants to purchase 3.8 million shares of common stock at an exercise price of $3.00 per share; and (iii) outstanding Convertible Senior Notes which may be converted into a maximum of 3.6 million shares of common stock, based on the initial maximum conversion rate of 233.6449 shares of the Company's common stock per $1,000 principal amount of Convertible Senior Notes, which are subject to customary and other adjustments described in the Indenture governing the Convertible Senior Notes.

Recent Sales of Unregistered Securities

There were no sales of unregistered securities during the period from October 1, 2023 to the filing date of this Report, except as described below:

On December 28, 2023, the Company granted certain of the Lenders and their affiliates warrants to purchase up to 1.0 million shares of common stock with an exercise price of $3.00 per share. The grant of the warrants was exempt from the registration requirements of the Securities Act, in accordance with Section 4(a)(2) and/or Regulation D, Rule 506 thereunder, since the transaction did not involve a public offering, the recipients confirmed that they were "accredited investors", and that they were acquiring the securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The securities are subject to transfer restrictions, and the certificates evidencing the securities contain an appropriate legend stating that such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom.

Also on December 28, 2023, we repriced warrants to purchase 2.8 million shares of common stock (of which warrants to purchase 2.6 million shares of common stock previously had an exercise price of $4.50 per share and warrants to purchase up to 0.2 million shares of common stock previously had an exercise price of $9.25 per share). The warrant repricing was exempt from registration pursuant to Section 4(a)(2) and Section 3(a)(9) of the Securities Act.

Use of Proceeds From Sale of Registered Securities

None.

Issuer Purchases of Equity Securities

None.

Performance Graph

This performance graph shall not be deemed "soliciting materials" or to be filed with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act.

The following graph compares the cumulative 5-year total return to stockholders on our common stock, relative to the cumulative total returns of NASDAQ Composite Index and a custom peer group. We selected a custom peer group that we believe closely aligns with the breadth and size of our business. This peer group is comprised of Heritage-Crystal Clean (as of 10/16/2023), Calumet Specialty Products Partners L.P., Par Pacific Holdings, Inc., Aemetis, Inc., Clean Energy Fuels, Corp. and Clean Harbors, Inc. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each NASDAQ Composite Index and member of the custom peer group, at the market close on the last trading day for the fiscal year ended December 31, 2018 and its relative performance is tracked through December 31, 2023. The returns shown are based on historical results and are not intended to suggest future performance.

Comparison of Five-Year Cumulative Total Return for Vertex Energy, Inc.



Item 6. [Reserved]

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Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with "Cautionary Statement Regarding Forward-Looking Information," and the audited financial statements and accompanying notes included in Part II, Item 8 of this Form 10-K. This section of this Form 10-K generally discusses 2023, 2022 and 2021 items and year-to-year comparisons between 2023, 2022 and 2021.

Our Management's Discussion and Analysis of Financial Condition and Results of Operations (the "MD&A") is provided in addition to the accompanying audited consolidated financial statements and notes thereto on the basis of management's assessment to assist readers in understanding our results of operations, financial condition, and cash flows. As such, it should be read in conjunction with "Cautionary Statement Regarding Forward-Looking Information," and the audited consolidated financial statements and accompanying notes included in Part II, Item 8 of this Form 10-K.

Our logo and some of our trademarks and tradenames are used in this Report. This Report also includes trademarks, tradenames and service marks that are the property of others. Solely for convenience, trademarks, tradenames and service marks referred to in this Report may appear without the ®, ™ and SM symbols. References to our trademarks, tradenames and service marks are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights or the rights of the applicable licensors if any, nor that respective owners to other intellectual property rights will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies' trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

In this Annual Report on Form 10-K, we may rely on and refer to information regarding the refining, re-refining, used oil and oil and gas industries in general from market research reports, analyst reports and other publicly available information, none of which we have commissioned. Although we believe that this information is reliable, we cannot guarantee the accuracy and completeness of this information, and we have not independently verified any of it.

The majority of the numbers presented in this Report are rounded numbers and should be considered as approximate.


Overview and Business Activities


We are an energy transition company specializing in refining and marketing high-value conventional and lower-carbon alternative transportation fuels. We are engaged in operations across the petroleum value chain, including refining, collection, aggregation, transportation, storage and sales of aggregated feedstock and refined products to end-users. All of these products are commodities that are subject to various degrees of product quality and performance specifications.

We currently provide our services in 5 states, primarily in the Gulf Coast, Midwest, and Mid-Atlantic regions of the United States. For the year ending December 31, 2023, we aggregated approximately 67.9 million gallons of used motor oil and other petroleum by-product feedstocks and managed the re-refining of approximately 59.7 million gallons of used motor oil with our proprietary vacuum gas oil ("VGO") and Base Oil processes.

Mobile Refinery acquisition. Effective April 1, 2022, we completed the acquisition of the Mobile Refinery, a 75,000 bpd crude oil refinery ten miles north of Mobile, in Saraland, Alabama and related logistics assets, which include a deep-water draft, bulk loading terminal facility with 600,000 Bbls of storage capacity for crude oil and associated refined petroleum products located in Mobile, Alabama. The terminal includes a dock for loading and unloading vessels with a pipeline tie-in, as well as the related logistics infrastructure of a high-capacity truck rack with 3-4 loading heads per truck, each rated at 600 gallons per minute. The Mobile Refinery currently processes heavy and sour crude to produce heavy olefin feed, regular gasoline, premium gasoline, jet fuel, and diesel fuel.

The Company paid a total of $75.0 million in consideration for the acquisition of the Mobile Refinery. In addition, we paid $16.4 million for previously agreed upon capital expenditures, miscellaneous prepaids and reimbursable items and an $8.7 million technology solution comprising the ecosystem required for the Company to run the Mobile Refinery after the acquisition. The Company also purchased certain crude oil and finished products inventories for $130.2 million owned by Shell at the Mobile Refinery.

As a result of the Mobile Refinery purchase, Vertex Refining and Shell Trading (US) Company ("STUSCO") entered into a Crude Oil & Hydrocarbon Feedstock Supply Agreement pursuant to which STUSCO agreed to sell to Vertex Refining, and Vertex Refining agreed to buy from STUSCO, all of the crude oil and hydrocarbon feedstock requirements of the Mobile Refinery, subject to certain exceptions set forth therein. The agreement provides that STUSCO is the exclusive supplier for the Mobile Refinery's requirement for crude oil and hydrocarbon feedstock.

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Additionally, as a result of the Mobile Refinery purchase, we entered into several agreements with Macquarie. Under these agreements, Macquarie agreed to finance the Mobile Refinery's crude supply and inventories, and we agreed to provide storage and terminalling services to Macquarie. At the time of the acquisition, Macquarie agreed to finance $124.3 million of the $130.2 million of opening inventories. See "Part II"–- "Item 8. Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements under Note 3 "Mobile Refinery Acquisition".

We operate two business segments: the Refining and Marketing segment and the Black Oil and Recovery segment. For further description of the business and products of our segments, see "Results of Operations", below.

Strategy and Plan of Operations

The principal elements of our strategy include:

Completion of Renewable Diesel (RD) Conversion Project. Beginning in the second quarter of 2022, we began a conversion project designed to modify the Mobile Refinery's hydrocracking unit to produce renewable diesel fuel on a standalone basis. The renewable diesel unit was commissioned on April 28, 2023, and on May 27, 2023, the Mobile Refinery began processing soybean oil into renewable diesel. The Company closed out Phase I of the RD project as of June 30, 2023, which was funded entirely through existing cash on-hand and cash flow from operations. Beginning in the second quarter of 2023, the Company has started on Phase II of the RD project.

Increase Renewable Diesel Production. The Mobile Refinery began production of RD in May 2023 and achieved the Phase I installed capacity target of 8,000 barrels per day as anticipated. In Phase II, we expect production volumes to ramp up to approximately 14,000 bpd by the end of 2024. This project seeks to capitalize on the rapidly growing demand for advanced sustainable fuels, while further expanding upon our commitment to supply lower carbon fuels solutions.

Expand Feedstock Supply Volume. We intend to expand our feedstock supply volume by growing our collection and aggregation operations. We plan to seek to increase the volume of feedstock we collect directly by developing new relationships with generators and working to displace incumbent collectors; increasing the number of collection personnel, vehicles, equipment, and geographical areas we serve; and acquiring collectors in new or existing territories. We intend to seek to increase the volume of feedstock we aggregate from third-party collectors by expanding our existing relationships and developing new vendor relationships. We believe that our ability to acquire large feedstock volumes in the future will help to cultivate new vendor relationships because collectors often prefer to work with a single, reliable customer rather than manage multiple relationships and the uncertainty of excess inventory.

Broaden Existing Customer Relationships and Secure New Large Accounts. We hope to broaden our existing customer relationships by increasing sales of used motor oil and re-refined products to these accounts. In some cases, we may also seek to serve as our customers' primary or exclusive supplier. We also believe that if we are able to increase our supply of feedstock and re-refined products, that we will be in a position to secure larger customer accounts that require a partner who can consistently deliver high volumes.

Re-Refine Higher Value End Products. We intend to develop, lease, or acquire technologies to re-refine our feedstock supply into higher-value end products. We believe that the expansion of our facilities and our technology, and investments in additional technologies, will enable us to upgrade feedstock into end products, such as lubricating base oil, that command higher market prices than the current re-refined products we produce.

Pursue Selective Strategic Relationships or Acquisitions. We plan to grow market share by consolidating feedstock supply through partnering with, or acquiring, collection and aggregation assets. Such acquisitions and/or partnerships could increase our revenue and provide better control over the quality and quantity of feedstock available for resale and/or upgrading as well as providing additional locations. In addition, we intend to pursue further vertical integration opportunities by acquiring complementary processing technologies where we can realize synergies by leveraging our customer and vendor relationships, infrastructure, and personnel, and by eliminating duplicative overhead costs.

Results of Operations

We are engaged in operations across the petroleum value chain, including crude oil refining, collection, aggregation, transportation, storage, and sales of refined and re-refined products and aggregated feedstock. Our margins are a function of the difference between what we are able to pay for raw materials and the market prices for the range of products produced. The various petroleum products produced are typically a function of crude oil indices and are quoted on multiple exchanges such as the New York Mercantile Exchange ("NYMEX"). These prices are determined by a global market and can be influenced by many factors, including but not limited to supply/demand, weather, politics, and global/regional inventory levels. As such, we cannot provide any assurances regarding results of operations for any future periods, as numerous factors outside of our control affect the prices paid for raw materials and the prices (for the most part keyed to the NYMEX) that can be charged for such products. These factors include the supply of, and demand for, crude oil, and refined products, which in turn depend on changes in domestic and foreign economies; weather conditions; domestic and foreign political affairs; production levels; the marketing of competitive fuels; and government regulation. Additionally, for the near term, results of operations will be subject to further uncertainty, as the global markets and exchanges, including the NYMEX, continue to experience volatility.

Refining margins have experienced significant decreases during 2023 in each of the benchmark commodities we track compared to the same period in 2022. Global prices for refined products, especially distillates, pulled back during the second quarter of 2023, as the economy slowed, more refineries came onstream, and exports from Russia were re-routed and replaced by fuel from the Middle East. During the twelve months ended December 31, 2023, the Consumer Price Energy Index in the United States decreased 2.0% and the fuel oil index decreased 14.7% impacting our gross margins. The Consumer Price All Items Index increased 3.4% for the same period impacting our operating expenses and slowing economic growth.

The following table sets forth the high and low spot prices during the twelve months ended December 31, 2023, for our key benchmarks.

2023

Benchmark		High	Date		Low	Date
Crackspread 2-1-1 (dollars per barrel) (1)	$	44.50	January 23	$	9.58	August 8
U.S. Gulfcoast No. 2 Waterborne (dollars per gallon)	$	3.23	January 23	$	1.97	May 4
U.S. Gulfcoast Unleaded 87 Waterborne (dollars per gallon)	$	2.91	August 11	$	1.72	December 12
U.S. Gulfcoast Residual Fuel No. 6 3% (dollars per barrel)	$	84.62	September 6	$	50.48	January 4
NYMEX Crude Oil (dollars per barrel)	$	93.68	September 27	$	66.74	March 17

Reported in Platt's US Marketscan (Gulf Coast)
(1) The Gulf Coast 2-1-1 crack spread is calculated using two barrels of LLS (Louisiana Light Sweet crude oil) producing one barrel of USGC CBOB gasoline and one barrel of USGC ultra-low sulfur diesel.

The following table sets forth the high and low spot prices during the twelve months ended December 31, 2022, for our key benchmarks.

2022

Benchmark		High	Date		Low	Date
Crackspread 2-1-1 (dollars per barrel) (1)	$	56.47	June 22	$	25.50	August 8
U.S. Gulfcoast No. 2 Waterborne (dollars per gallon)	$	4.36	March 8	$	2.15	January 3
U.S. Gulfcoast Unleaded 87 Waterborne (dollars per gallon)	$	4.35	June 3	$	2.05	December 9
U.S. Gulfcoast Residual Fuel No. 6 3% (dollars per barrel)	$	112.93	March 8	$	51.52	December 7
NYMEX Crude Oil (dollars per barrel)	$	123.70	March 8	$	71.02	December 9

Reported in Platt's US Marketscan (Gulf Coast)
(1) Period reported from April 1 through December 31. The Gulf Coast 2-1-1 crack spread is calculated using two barrels of LLS (Louisiana Light Sweet crude oil) producing one barrel of USGC CBOB gasoline and one barrel of USGC ultra-low sulfur diesel.

The following table sets forth the high and low spot prices during the twelve months ended December 31, 2021 for our key benchmarks.

2021

Benchmark		High	Date		Low	Date
U.S. Gulfcoast No. 2 Waterborne (dollars per gallon)	$	2.38	October 15	$	1.33	January 4
U.S. Gulfcoast Unleaded 87 Waterborne (dollars per gallon)	$	2.55	October 25	$	1.36	January 4
U.S. Gulfcoast Residual Fuel No. 6 3% (dollars per barrel)	$	75.04	October 5	$	45.08	January 4
NYMEX Crude Oil (dollars per barrel)	$	84.65	October 26	$	47.62	January 4

Reported in Platt's US Marketscan (Gulf Coast)

The following charts sets forth the monthly price index for our crude purchases and main finished products, (a) USGC ULSD – U.S. Gulf Coast Ultra-low sulfur diesel (ULSD), which is diesel fuel containing a maximum of 15 parts per million (ppm) of sulfur; (b) USGC CBOB – U.S. Gulf Coast Conventional Blendstock for Oxygenate Blending, which means conventional gasoline blendstock intended for blending with oxygenates downstream of the refinery where it was produced; and (c) Jet fuel at our Mobile Refinery during the twelve months ended December 31, 2023.







The following charts sets forth the price indexes for our renewable fuel feedstock purchases and main finished products, (a) refined, bleached, and deodorized (RBD) soybean oil per million (ppm) of sulfur; (b) NYMEX Heating Oil; and (c) biomass-based diesel RINs (D4 RIN), at our Renewable Diesel unit, during the twelve months ended December 31, 2023:







Source: Argus Media, daily benchmarking price

Our production and sales of lower value products such as LPGs, VGO and sulfur also impact our results of operations, especially when crude prices are high. Our results of operations are also significantly affected by our direct operating expenses, especially our labor costs. Safety, reliability and the environmental performance of our refineries' operations are critical to our financial performance.

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We operate two business segments: (1) the Refining and Marketing segment and (2) the Black Oil and Recovery segment. The table below shows our product categories by segment. For a further description of individual products, please refer to the Glossary of terms at the beginning of this document.

	Refining and Marketing[1]	Black Oil and Recovery [2]
Gasolines	X	
Jet Fuel	X	
Distillates	X	
Renewable diesel	X	
Base oil		X
VGO/Marine fuel	X	X
Other refined products [3]	X	X
Pygas	X	
Metals [4]		X
Other re-refined products [5]	X	X
Terminalling	X	
Oil collection services		X

[1] The Refining and Marketing segment consists primarily of the sale of refined hydrocarbon products such as gasoline, distillates, jet fuel, and intermediates refined at the Mobile Refinery and pygas and industrial fuels, which are produced at a third-party facility (Monument Chemical). During the second quarter of 2023, the Mobile Refinery began processing soybean oil into renewable diesel.

[2] The Black Oil segment's continued operations consist primarily of the sale of (a) other re-refinery products, recovered products, and used motor oil; (b) specialty blending and packaging of lubricants, (c) transportation revenues; and (d) the sale of VGO (vacuum gas oil)/marine fuel; (e) petroleum products which include base oil and industrial fuels—which consist of used motor oils, cutterstock and fuel oil generated by our facilities; (f) oil collection services—which consist of used oil sales, burner fuel sales, antifreeze sales and service charges; (g) the sale of other re-refinery products including asphalt, condensate, recovered products, and used motor oil; (h) sale of ferrous and non-ferrous recyclable Metal(s) products that are recovered from manufacturing and consumption; and (i) revenues generated from trading/marketing of Group III Base Oils. On February 1, 2023, the Company sold its Heartland Assets and Operations (which formed a part of the Black Oil segment), and as such, has presented the Company's Heartland Assets and Operations as discontinued operations.

[3] Other refinery products include the sales of base oil, cutterstock and hydrotreated VGO, naphtha, LPGs, sulfur and vacuum tower bottoms (VTB).

[4] Metals consist of recoverable ferrous and non-ferrous recyclable metals from manufacturing and consumption. Scrap metal can be recovered from pipes, barges, boats, building supplies, surplus equipment, tanks, and other items consisting of metal composition. These materials are segregated, processed, cut-up and sent back to a steel mill for re-purposing.

[5] Other re-refinery products include the sales of asphalt, condensate, recovered products, and other petroleum products.

Results of Operations

The following discussion includes comments and analysis relating to our results of operations. This discussion should be read in conjunction with "Item 8. Financial Statements and Supplementary Data" and is intended to provide investors with a reasonable basis for assessing our historical operations, however, it should not serve as the only criteria for predicting our future performance.

Consolidated Results of Operations

Set forth below are our consolidated results of operations for the fiscal years ended December 31, 2023, and 2022, with December 31, 2023 compared to the prior fiscal year ended December 31, 2022 (in thousands):

	Year Ended December 31,		2023 over 2022
	2023	**2022**	**$ Change**
Revenues	$ 3,177,187	$ 2,791,715	$ 385,472
Cost of revenues (exclusive of depreciation and amortization)	3,005,996	2,598,276	407,720
Depreciation and amortization attributable to costs of revenues	27,018	13,429	13,589
Gross profit	144,173	180,010	(35,837)
Selling, general and administrative expenses	168,640	127,782	40,858
Loss on assets impairment	—	—	—
Depreciation and amortization attributable to operating expenses	4,146	3,673	473
Total operating expenses	172,786	131,455	41,331
Income (loss) from operations	(28,613)	48,555	(77,168)
Other income (expense)			
Other income (expenses)	633	(306)	939
Gain (loss) on change in value of derivative warrant liability	7,992	7,821	171
Interest expense	(119,567)	(79,911)	(39,656)
Total other expense	(110,942)	(72,396)	(38,546)
Loss before income tax	(139,555)	(23,841)	(115,714)
Income tax benefit	13,385	7,171	6,214
Loss from continuing operations	(126,170)	(16,670)	(109,500)
Income from discontinued operations, net of tax	54,197	18,667	35,530
Net income (loss)	$ (71,973)	$ 1,997	$ (73,970)

Our revenues and cost of revenues are significantly impacted by the Mobile Refinery, which was acquired on April 1, 2022, the RD unit, which began commercial production of RD in May 2023, and fluctuations in commodity prices. Increases (decreases) in commodity prices typically result in increases (decreases) in revenue and cost of revenues (i.e., feedstock costs). Additionally, from time to time, we have used hedging instruments to manage our exposure to underlying commodity prices.

Year ended December 31, 2023, Compared to Prior Year ended December 31, 2022 Discussion

Comparability of consolidated results of operations between the years ended December 31, 2023 and 2022, are affected by the operations of the Mobile Refinery, which we owned for only nine months for the year ended December 31, 2022, and the RD unit, which started operation in May 2023. See Refining and Marketing segment tables that segregate the impact of the Mobile Refinery for this period.

Total revenues increased $385.5 million for the year ended December 31, 2023 compared to the same period in 2022, due primarily to the Mobile Refinery acquisition and the RD unit. The RD unit generated $285.1 million in revenue in 2023, compared to zero in 2022, as the RD unit went live in May 2023, and the Mobile Refinery had a $191.3 million increase in revenue driven by the twelve months of operation in 2023, but only was operational for nine months in 2022 due to us acquiring the refinery in April 2022. These revenue increases; however, were partially offset by the revenue decrease of $43.3 million from black oil operations, and $35.2 million from Crystal Energy, which was caused by the relatively lower commodity prices during 2023, compared to in 2022.

For the year ended December 31, 2023, total cost of revenues (exclusive of depreciation and amortization) increased $407.7 million, compared to the same period in 2022. The RD unit had $324.5 million of cost of revenues during the eight months it was in operation during 2023, and the Mobile Refinery business had a $180.6 million increase in cost of revenues during 2023, compared to 2022. Such increase was partially offset by a decrease of $22.2 million in the cost of revenues from the black oil operating segment and a decrease of $34.3 million in cost of sales from Crystal Energy, which was caused by lower commodity prices, which impacted our feedstock pricing, and decreases in volumes throughout the business.

For the year ended December 31, 2023, total depreciation and amortization expense attributable to cost of revenues was approximately $27.0 million, compared to $13.4 million for the 2022 year, an increase of $13.6 million, mainly due to assets placed in service at the RD unit and the Q1 operation of the Mobile Refinery in 2023, compared to no operation of the Mobile Refinery in Q1 2022.

We had gross profit as a percentage of revenue of 4.5% for the year ended December 31, 2023, compared to gross profit as a percentage of revenues of 6.4% for the 2022 year. The decrease was mainly due to the RD unit operations, which had a $39.1 million gross loss, which was primarily driven by the decrease in RINS prices during the year ended December 31, 2023.

We had operating expenses (excluding depreciation and amortization) of approximately $168.6 million for the year ended December 31, 2023, and $127.8 million for the 2022 year, respectively. The increase of $40.9 million from 2022 to 2023 is primarily

81

due to the Mobile Refinery being fully operational for 2023, and the operating expenses relating to the RD unit, which began operations in May 2023, when compared to the Mobile Refinery only operated nine months in 2022.

We had a loss from operations of approximately $28.6 million for the year ended December 31, 2023, compared to a income from operations of $48.6 million for the year ended December 31, 2022, an increase of $77.2 million in loss from operations, compared to the prior year, which was mostly due to the loss from the RD unit, which was largely impacted by increases in feedstock costs and significant decline in RINS prices.

We had interest expense of approximately $119.6 million for the year ended December 31, 2023, compared to interest expense of $79.9 million for the same period in 2022, an increase in interest expense of $39.7 million. This increase was primarily due to the induced exchange of the Senior Convertible Note of $29.9 million and the increase in interest expenses related to the Term Loan of $9.0 million.

We had a gain on change in value of derivative liability of approximately $8.0 million and $7.8 million for the years ended December 31, 2023, and 2022, respectively, in connection with certain warrants granted in April and May 2022, and December 2023. The gain was mainly due to the fluctuation in the market price of our common stock, warrant exercises, and non-cash accounting adjustments in connection therewith.

We had deferred tax benefit of $13.4 million from continued operations for the year ended December 31, 2023, which was mainly due to the loss in 2023, and carryover from the previous year.

We had a loss from continuing operations of approximately $126.2 million for the year ended December 31, 2023, compared to a loss from continuing operations of $16.7 million for the same period of 2022, an increase in net loss from continuing operations of $109.5 million from the prior period mainly due to the operation of the RD unit described above.

We had income from discontinued operation, net of tax, of approximately $54.2 million and $18.7 million for the year end December 31, 2023, and 2022, respectively. The increase was mainly due to the $53.8 million gain, net of tax, realized from the sale of the Heartland Assets and Operations on February 1, 2023, offset by the $18.4 million decrease in income, net of tax, from operation, due to only one month of operations in 2023.

Operation Results for Discontinued Operations

On February 1, 2023, HPRM, which is indirectly wholly-owned by the Company, entered into a Sale and Purchase Agreement with GFL Environmental Services USA, Inc., whereby HPRM agreed to sell to GFL, and GFL agreed to purchase from HPRM, all of HPRM's equity interest in Vertex OH. Vertex Operating and GFL Environmental Inc., an affiliate of GFL, were also parties to the Sale Agreement, solely for the purpose of providing certain guarantees of the obligations of HPRM and GFL as discussed in greater detail below.

Pursuant to the Sale Agreement, HPRM agreed to sell GFL all of its equity interests in Vertex OH, which owns the Heartland refinery located in Columbus, Ohio. The sale also includes all property and assets owned by Vertex OH, including inventory associated with the Heartland Refinery, and all real and leased property and permits owned by Vertex OH, and all used motor oil collection and recycling assets and operations owned by Vertex OH.

The transactions contemplated by the Sale Agreement closed on February 1, 2023.

The purchase price for the transaction was $90 million, subject to certain customary adjustments for net working capital, taxes and assumed liabilities. We also entered into a transition services agreement, restrictive covenant agreement and, through our subsidiary Vertex LA, a used motor oil supply agreement with GFL in connection with the sale.

The Sale Agreement included representations and warranties, confidentiality obligations, and covenants of the parties customary for a transaction of this nature and size. The Sale Agreement also provided for indemnification rights of the parties with respect to, among other things, breaches of representations, warranties or covenants by the parties; failures to perform covenants or agreements; transfer taxes; and pre-(HPRM) and post-(GFL) closing operations of the Heartland Refinery, subject to certain limitations, caps and minimum thresholds.

Vertex Operating guaranteed all of the obligations of HPRM pursuant to the terms of the Sale Agreement and GFL Environmental guaranteed all of the obligations of GFL pursuant to the terms of the Sale Agreement. See "Part II"–- "Item 8. Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements under Note 24, "Discontinued Operations" for additional information.

Refining and Marketing Segment

Since April 1, 2022, the Refining and Marketing segment has generated most of its revenues from the sales of petroleum refined products processed at the Mobile Refinery. The Mobile Refinery processes crude oils into refined finished products which include gasolines, distillates including jet fuel, LPGs, and other residual fuels such as VTBs, VGO, olefins, reformate and sulfur. On May 27, 2023, the Mobile Refinery began processing soybean oil into RD. We market these finished products across the southeastern United States through a high-capacity truck rack, together with deep and shallow water distribution points capable of supplying waterborne vessels. Most of the Mobile Refinery production is sold through Macquarie Energy North America Trading Inc, under the Inventory Financing Agreement. See "Note 10. Inventory Financing Agreement" of our Notes to Consolidated Financial Statements, included under "Part II, Item 8 Financial Statements and Supplementary Data".

The Refining and Marketing segment also includes revenues from gathering hydrocarbon streams in the form of petroleum distillates, transmix and other chemical products that have become off-specification during the transportation or refining process. These feedstock streams are purchased from pipeline operators, refineries, chemical processing facilities and third-party providers, and then processed at a third-party facility under our direction. The end products are typically three distillate petroleum streams (gasoline blendstock, pygas and fuel oil cutterstock), which are sold to major oil companies or to large petroleum trading and blending companies. The end products are delivered by barge and truck to customers. Additionally, this segment includes the wholesale distribution of gasoline, blended gasoline, and diesel for use as engine fuel to operate automobiles, trucks, locomotives, and construction equipment.

Results from operations from the Mobile Refinery have substantially changed our overall revenue, cost of revenue, net income, and earnings before interest, taxes, depreciation, and amortization. During the year ended December 31, 2023 and 2022, the Mobile Refinery generated 96% and 88% of our total consolidated revenue, respectively. Set forth below are our results of operations and certain key performance indicators disaggregated to show the Mobile Refinery on a stand-alone basis to facilitate comparability between periods (in thousands, except key performance indicators):

	Years Ended December 31,							
	2023					**2022**		
Refining and Marketing Segment (in thousands)	**Conventional**	**Renewable**	**Total Mobile Refinery**	**Legacy Refining and Marketing**	**Total Refining and Marketing**	**Mobile Refinery**	**Legacy Refining and Marketing**	**Total Refining and Marketing**
Revenues	$ 2,642,702	$ 270,882	$ 2,913,584	$ 132,407	$ 3,045,991	$ 2,465,385	$ 141,259	$ 2,606,644
Cost of revenues (exclusive of depreciation and amortization and variable production costs shown separately below)	2,368,698	268,093	2,636,791	128,739	2,765,530	2,254,207	138,469	2,392,676
Variable production costs attributable to costs of revenues	96,555	32,532	129,087	—	129,087	61,133	—	61,133
Depreciation and amortization attributable to costs of revenues	11,969	9,335	21,304	814	22,118	9,065	540	9,605
Gross profit (loss)	165,480	(39,078)	126,402	2,854	129,256	140,980	2,250	143,230
Operating expenses								
Selling general and administrative expense	80,862	28,389	109,251	8,914	118,165	77,129	5,872	83,001
Depreciation and amortization attributable to operating expenses	2,968	55	3,023	288	3,311	2,208	385	2,593
Total operating expenses	83,830	28,444	112,274	9,202	121,476	79,337	6,257	85,594
Income (loss) from operations	81,650	(67,522)	14,128	(6,348)	7,780	61,643	(4,007)	57,636
Other income (expenses)								—
Other income	—	—	—	—	—	18	—	18
Interest expense	(13,077)	(5,015)	(18,092)	—	(18,092)	(10,414)	—	(10,414)
Net income (loss)	$ 68,573	$ (72,537)	$ (3,964)	$ (6,348)	$ (10,312)	$ 51,247	$ (4,007)	$ 47,240
Refining adjusted EBITDA *	$ 101,185	$ (56,718)	$ 44,467	$ (5,335)	$ 39,132	$ 137,465	$ (3,013)	$ 134,452
Key performance indicators:								
Fuel gross margin *	$ 318,622	$ 3,650	$ 322,272	$ 3,731	$ 326,003	$ 398,428	$ 3,171	$ 401,599
Adjusted gross margin*	$ 170,078	$ (37,664)	$ 132,414	$ 2,765	$ 135,179	$ 178,834	n/a	n/a
Fuel gross margin per bbl of throughput (1)*	$ 11.84	$ 3.37	$ 11.37	n/a	n/a	$ 19.93	n/a	n/a
Adjusted gross margin per bbl of throughput (1)*	$ 6.32	$ (34.73)	$ 4.67	n/a	n/a	$ 8.95	n/a	n/a
USGC 2-1-1 Crack Spread Per Barrel (2)	$ 26.16	n/a	n/a	n/a	n/a	$ 37.94	n/a	n/a
Operating expenses per bbl of throughput (3)	$ 3.00	$ 26.18	$ 3.85	n/a	n/a	$ 3.86	n/a	n/a
Variable production expenses per bbl of throughput (4)	$ 3.59	$ 30.00	$ 4.55	n/a	n/a	$ 3.06	n/a	n/a

* See "Non-U.S. GAAP Financial Measures and Key Performance Indicators" below.

[1] Fuel gross margin per throughput barrel is calculated as fuel gross margin divided by total throughput barrels for the period presented. Adjusted gross margin per throughput barrel is calculated as adjusted gross margin divided by total throughput barrels for the periods presented. These calculations are nominal to the legacy business.

[2] The crack spread USGC 2-1-1 is a measure of the difference between market prices for refined products and crude oil, commonly used by the refining industry. We use crack spreads as a performance benchmark for our fuel gross margin and as a comparison with other industry participants. Crack spreads can fluctuate significantly, particularly when prices of refined products do not move in the same direction as the cost of crude oil. To calculate the crack spread we believe most closely relates to the crude intakes and products at the Mobile Refinery, we use two barrels of Louisiana Light Sweet crude oil, producing one barrel of USGC CBOB gasoline (U.S. Gulf Coast Conventional Blendstock for Oxygenate Blending, which means conventional gasoline blendstock intended for blending with oxygenates downstream of the refinery where it was produced) and one barrel of USGC ULSD (U.S. Gulf Coast Ultra-low sulfur diesel (ULSD), which is diesel fuel containing a maximum of 15 parts per million (ppm) of sulfur). These calculations are nominal to the legacy business.

[3] Variable production costs per barrel of throughput are calculated by dividing variable production costs attributable to cost of revenues by total throughput barrels for the period presented. Included in variable production costs attributable to cost of revenues are personnel costs, utilities, repair and maintenance costs, and other miscellaneous costs to operate the refinery. These calculations are nominal to the legacy business.

(4) Operating expenses per throughput barrel are calculated as operating expenses minus depreciation and amortization divided by total throughput barrels for the period presented. These calculations are nominal to the legacy business.

The following table shows average throughput and product yield at the Mobile Refinery for the three months and the years ended December 31, 2023 and 2022.

	Three Months Ended December 31, 2023			**2022**	**Twelve Months Ended December 31, 2023**			**2022**
	Conventional	Renewable	Total	Conventional	Conventional	Renewable	Total	Conventional
Refinery throughput (bpd)								
Crude oil	67,083	—	67,083	77,964	73,734	—	73,734	72,686
Renewable feedstocks (1)	—	3,926	3,926	—	—	3,943	3,943	—
Total throughput	67,083	3,926	71,009	77,964	73,734	3,943	77,677	72,686
Refinery Yields (bpd)								
Gasolines	17,826	—	17,826	20,841	18,177	—	18,177	18,049
Distillates	14,510	—	14,510	24,488	15,334	—	15,334	21,424
Jet fuel	12,937	—	12,937	12,196	13,786	—	13,786	11,307
Other (2)	23,457	—	23,457	19,957	26,448	—	26,448	21,575
Renewable diesel	—	3,786	3,786	—	—	3,762	3,762	—
Total yields	68,730	3,786	72,516	77,482	73,745	3,762	77,507	72,355

(1) The renewable diesel unit became operational on May 27, 2023. Total throughput barrels from May 27 through December 31, 2023 were 1,084,305 bbls. Total production of soybean oil for the period was 1,034,592 bbls.

(2) Other includes intermediates and LPGs.

During the year ended December 31, 2023, our Refining and Marketing revenues were approximately $3,046.0 million, of which $2,913.6 million were from the Mobile Refinery operations. Cost of revenues (exclusive of depreciation and amortization and variable production costs) for the same period were $2,765.5 million, of which $2,636.8 million related to the processing costs of the Mobile Refinery. The increase was mainly attributable to the whole year operation of Mobile Refinery in 2023, which only operated for nine months in 2022. Depreciation and amortization attributable to cost of revenues was $21.3 million, mainly attributable to the Mobile Refinery.

During the year ended December 31, 2022, our Refining and Marketing revenues were approximately $2,606.6 million, of which $2,465.4 million were from the Mobile Refinery operations. Cost of revenues (exclusive of depreciation and amortization and variable production costs) for the same period were $2,392.7 million, of which $2,254.2 million related to the processing costs of the Mobile Refinery. Variable production costs were $61.1 million for the year ended December 31, 2022 related to the Mobile Refinery.

Gross profit for the segment was $129.3 million for 2023, which was a $13.9 million decrease compared to 2022. Our Mobile Refinery had a decrease of $14.6 million of gross profit from 2022 to 2023, mainly due to the loss from the RD unit operation for 2023.

The Mobile Refinery had $109.3 million in selling, general and administrative expenses for the 2023 year, which is a $32.2 million increase compared to 2022. The increase was mainly driven by the RD unit operation.

Interest expense increased $7.7 million for the year ended December 31, 2023 compared to 2022, primarily due to the inventory financing arrangement.

The following table shows the operating results of the Refining and Market Segment for the three months ended December 31, 2023 and 2022 (in thousands):

	Three Months Ended December 31, 2023					Three Months Ended December 31, 2022		
Refining and Marketing Segment (in thousands)	Conventional	Renewable	Total Mobile Refinery	Legacy Refining and Marketing	Total Refining and Marketing	Mobile Refinery	Legacy Refining and Marketing	Total Refining and Marketing
Revenues	$ 586,292	$ 72,670	$ 658,962	$ 37,570	$ 696,532	$ 809,668	$ 29,099	$ 838,767
Cost of revenues (exclusive of depreciation and amortization and variable production costs shown separately below)	556,747	66,733	623,480	37,488	660,968	687,105	29,376	716,481
Variable production costs attributable to costs of revenues	19,770	19,497	39,267	—	39,267	29,582	—	29,582
Depreciation and amortization attributable to costs of revenues	2,492	3,997	6,489	240	6,729	3,121	145	3,266
Gross profit (loss)	7,283	(17,557)	(10,274)	(158)	(10,432)	89,860	(422)	89,438
Operating expenses								
Selling general and administrative expense	15,162	9,868	25,030	2,195	27,225	28,565	1,363	29,928
Depreciation and amortization attributable to operating expenses	760	21	781	71	852	736	73	809
Total operating expenses	15,922	9,889	25,811	2,266	28,077	29,301	1,436	30,737
Income (loss) from operations	(8,639)	(27,446)	(36,085)	(2,424)	(38,509)	60,559	(1,858)	58,701
Other expenses								
Interest expense	(2,473)	(2,820)	(5,293)	—	(5,293)	(3,721)	—	(3,721)
Net income (loss)	$ (11,112)	$ (30,266)	$ (41,378)	$ (2,424)	$ (43,802)	$ 56,838	$ (1,858)	$ 54,980
Refining adjusted EBITDA	$ (3,895)	$ (21,199)	$ (25,094)	$ (2,118)	$ (27,212)	$ 78,593	$ (1,722)	$ 76,871
Key performance indicators:								
Throughput bpd	67,083	3,926	71,009	n/a	n/a	77,964	n/a	n/a
Fuel gross margin	$ 29,576	$ 4,375	$ 33,951	n/a	n/a $	147,068	n/a	n/a
Adjusted gross margin	$ 8,775	$ (15,328)	$ (6,553)	n/a	n/a $	104,040	n/a	n/a
Fuel gross margin per bbl of throughput	$ 4.79	$ 12.11	$ 5.20	n/a	n/a $	20.50	n/a	n/a
Adjusted gross margin per bbl of throughput	$ 1.42	$ (42.44)	$ (1.00)	n/a	n/a $	14.51	n/a	n/a
USGC 2-1-1 Crack Spread Per Barrel	$ 17.66	n/a	n/a	n/a	n/a $	33.84	n/a	n/a
Operating expenses per bbl of throughput	$ 2.46	$ 27.32	$ 3.83	n/a	n/a $	3.98	n/a	n/a
Variable production expenses per bbl of throughput	$ 3.20	$ 53.98	$ 6.01	n/a	n/a $	3.13	n/a	n/a

The following table shows components of gross profit by each of the quarters in 2023 and 2022, including revenues by product (in thousands):

Statements of Segment's Operations by Quarters

	Fiscal 2023				Fiscal 2022			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Refining & Marketing								
Revenues								
Refined products:								
Gasolines	$ 145,567	$ 199,768	$ 170,386	$ 147,721	$ 194,908	$ 171,023	$ 253,602	$ 7,548
Jet Fuels	124,208	188,791	106,474	142,375	156,349	138,962	143,688	—
Diesel	159,235	194,564	158,819	182,456	319,515	276,355	322,317	21,909
Other refinery products (1)	256,474	383,682	266,927	180,489	104,398	108,336	151,331	—
Re-refined products:								
Pygas	3,676	3,898	5,011	3,836	10,494	15,285	20,685	4,690
Other re-refined products (2)	447	611	—	518	50,944	54,663	72,460	572
Services:								
Terminalling	6,925	7,398	3,802	1,933	2,159	2,144	2,307	—
Total Revenue	696,532	978,712	711,419	659,328	838,767	766,768	966,390	34,719
Cost of revenues (exclusive of depreciation and amortization shown separately below)	700,235	893,612	710,958	589,812	746,063	714,976	959,684	33,086
Depreciation and amortization attributable to costs of revenues	6,729	6,527	5,568	3,294	3,266	3,111	3,105	123
Gross profit (loss)	$ (10,432)	$ 78,573	$ (5,107)	$ 66,222	$ 89,438	$ 48,681	$ 3,601	$ 1,510

(1) Other refined products are hydrotreated VGO, LPGs, sulfur and vacuum tower bottoms (VTB).

(2) Other re-refined products include the sales of asphalt, condensate, recovered products, and other petroleum products.

Non-U.S. GAAP Financial Measures and Key Performance Indicators

In addition to our results calculated under generally accepted accounting principles in the United States ("GAAP"), in this Report we also present certain non-U.S. GAAP financial measures and key performance indicators.

Non-U.S. GAAP financial measures include Adjusted Gross Margin, Fuel Gross Margin and Refining Adjusted EBITDA, as a whole (collectively, the "Non-U.S. GAAP Financial Measures").

Key performance indicators include Adjusted Gross Margin, Fuel Gross Margin and Refining Adjusted EBITDA for Conventional, Renewable and the Mobile Refinery as a whole, and Fuel Gross Margin Per Barrel of Throughput and Adjusted Gross Margin Per Barrel of Throughput for Conventional, Renewable and the Mobile Refinery as a whole (collectively, the "KPIs").

Each of the Non-U.S. GAAP Financial Measures and KPIs are discussed in greater detail below.

The (a) Non-U.S. GAAP Financial Measures are "non-U.S. GAAP financial measures", and (b) the KPIs are, presented as supplemental measures of the Company's performance. They are not presented in accordance with U.S. GAAP. We use the Non-U.S. GAAP Financial Measures and KPIs as supplements to U.S. GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions, to allocate resources and to compare our performance relative to our peers. Additionally, these measures, when used in conjunction with related U.S. GAAP financial measures, provide investors with an additional financial analytical framework which management uses, in addition to historical operating results, as the basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing the Company and its results of operations. The Non-U.S. GAAP Financial Measures and KPIs are presented because we believe they provide additional useful information to investors due to the various noncash items during the period. Non-U.S. GAAP financial information and KPIs similar to the Non-U.S. GAAP Financial Measures and KPIs are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

The Non-U.S. GAAP Financial Measures and KPIs are unaudited, and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our operating results as reported under U.S. GAAP. Some of these limitations are: the Non-U.S. GAAP Financial Measures and KPIs do not reflect cash expenditures, or future requirements for capital expenditures, or contractual commitments; the Non-GAAP Financial Measures and KPIs do not reflect changes in, or cash requirements for, working capital needs; the Non-GAAP Financial Measures and KPIs do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on debt or cash income tax payments; although depreciation and amortization are noncash charges, the assets being depreciated and amortized will often have to be replaced in the future, the Non-U.S. GAAP Financial Measures and KPIs do not reflect any cash requirements for such replacements; the Non-U.S. GAAP Financial Measures and KPIs represent only a portion of our total operating results; and other companies in this industry may calculate the Non-U.S. GAAP Financial Measures and KPIs differently than we do, limiting their usefulness as a comparative measure.

You should not consider the Non-U.S. GAAP Financial Measures and KPIs in isolation, or as substitutes for analysis of the Company's results as reported under U.S. GAAP. The Company's presentation of these measures should not be construed as an inference that future results will be unaffected by unusual or nonrecurring items. We compensate for these limitations by providing a reconciliation of each of these non-U.S. GAAP Financial Measures and KPIs to the most comparable U.S. GAAP measure below. We encourage investors and others to review our business, results of operations, and financial information in their entirety, not to rely on any single financial measure, and to view these non-U.S. GAAP Financial Measures and KPIs in conjunction with the most directly comparable U.S. GAAP financial measure.

Adjusted Gross Margin.

Adjusted Gross Margin is defined as gross profit (loss) plus or minus unrealized gain or losses on hedging activities and inventory valuation adjustments.

Fuel Gross Margin

Fuel Gross Margin is defined as adjusted gross profit (loss) plus or minus operating expenses and depreciation attributable to cost of revenues and other non-fuel items included in costs of revenues including realized gain or losses on hedging activities, Renewable Fuel Standard (RFS) costs (mainly related to Renewable Identification Numbers (RINs)), fuel financing costs and other revenues and cost of sales items.

Fuel Gross Margin Per Barrel of Throughput.

Fuel Gross Margin Per Barrel of Throughput is calculated as fuel gross margin divided by total throughput barrels for the period presented.

Adjusted Gross Margin Per Barrel of Throughput.

Adjusted Gross Margin Per Barrel Throughput is calculated as adjusted gross margin divided by total throughput barrels for the period presented.

Refining Adjusted EBITDA.

Refining Adjusted EBITDA represents net income (loss) from operations plus or minus unrealized gain or losses on hedging activities, RFS costs (mainly RINs), and inventory adjustments, depreciation and amortization, interest expense, acquisition costs, environmental reserves and certain other unusual or non-recurring charges included in selling, general, and administrative expenses.

The following tables reconcile GAAP gross profit (loss) to Adjusted Gross Margin, Fuel Gross Margin, Fuel Gross Margin per Barrel of Throughput, Adjusted Gross Margin per Barrel of Throughput and Refining Adjusted EBITDA for the periods presented (in thousands):

| | Years Ended December 31, | | | | | | | |
| | 2023 | | | | | 2022 | | |
	Conventional	Renewable	Mobile Refinery Total	Legacy Refining and Marketing	Total Refining and Marketing	Mobile Refinery	Legacy Refining and Marketing	Total Refining and Marketing
Gross profit (loss)	$ 165,480	$ (39,078)	$ 126,402	$ 2,854	$ 129,256	$ 140,980	$ 2,250	$ 143,
Unrealized gain on hedging activities	551	(632)	(81)	(89)	(170)	90	69	
Inventory valuation adjustments	4,047	2,046	6,093	—	6,093	37,764	—	37,
Adjusted gross margin	170,078	(37,664)	132,414	2,765	135,179	178,834	2,319	181,
Variable product costs included in cost of revenues	96,555	32,532	129,087	—	129,087	61,133	—	61,
Depreciation and amortization attributable to costs of revenues	11,969	9,335	21,304	814	22,118	9,065	540	9,
RFS expense (mainly RINs)	55,245	—	55,245	—	55,245	68,758	—	68,
Financing cost	5,969	420	6,389	—	6,389	2,011	—	2,
Realized loss on hedging activities	(2,486)	102	(2,384)	426	(1,958)	85,238	312	85,
Other revenues	(18,708)	(1,075)	(19,783)	(274)	(20,057)	(6,611)	—	(6,
Fuel gross margin	$ 318,622	$ 3,650	$ 322,272	$ 3,731	$ 326,003	$ 398,428	$ 3,171	$ 401,
Throughput (bpd)	73,734	3,943	77,677	n/a	n/a	72,686	n/a	
Fuel Gross Margin Per Barrel of Throughput	$ 11.84	$ 3.37	$ 11.37	n/a	n/a	$ 19.93	n/a	
Adjusted Gross Margin Per Barrel of Throughput	$ 6.32	$ (34.73)	$ 4.67	n/a	n/a	$ 8.95	n/a	
Net income (loss)	$ 68,573	$ (72,537)	$ (3,964)	$ (6,348)	$ (10,312)	$ 51,247	$ (4,007)	$ 47,
Unrealized loss (gain) on hedging activities	551	(632)	(81)	(89)	(170)	90	69	
Depreciation and amortization	14,937	9,390	24,327	1,102	25,429	11,273	925	12,
Other income	—	—	—	—	—	(18)	—	
Interest expenses	13,077	5,015	18,092	—	18,092	10,414	—	10,
Inventory valuation adjustment	4,047	2,046	6,093	—	6,093	37,764	—	37,
Acquisition costs	—	—	—	—	—	11,967	—	11,
Environmental reserve	—	—	—	—	—	1,428	—	1,
Loss opportunity on initial purchase of inventory	—	—	—	—	—	13,300	—	13,
Refining adjusted EBITDA	$ 101,185	$ (56,718)	$ 44,467	$ (5,335)	$ 39,132	$ 137,465	$ (3,013)	$ 134,

Black Oil and Recovery Segment

After the acquisition of the Mobile Refinery on April 1, 2022, the revenue of our Black Oil and Recovery segments are less than 10% of consolidated revenue. As a result, we decided, beginning with the third quarter of fiscal 2022, to combine our Black Oil and Recovery segment into one segment which is engaged in operations across the entire used motor oil recycling value chain, including refinement, collection, aggregation, transportation, storage, recovery, and sales of aggregated feedstock and re-refined products to end-users. We collect and purchase used oil directly from generators such as oil change service stations, automotive repair shops, manufacturing facilities, petroleum refineries, petrochemical manufacturing operations, and a diverse network of suppliers who operate similar collection businesses to ours. We own a fleet of collection vehicles, which routinely visit generators to collect and purchase used motor oil.

We operate a refining facility in Baytown, Texas that uses our proprietary Thermal Chemical Extraction Process ("TCEP"), and we also utilize third-party processing facilities. We use TCEP to pre-treat used oil feedstock; prior to shipping to our facility in Marrero, Louisiana, where we re-refine used motor oil and produce VGO, which is then sold via barge to crude refineries to be utilized as an intermediate feedstock in the refining process, as well as to the marine fuels market. We also operate a re-refining complex located in Belle Chasse, Louisiana (the "Myrtle Grove facility"). This facility includes ground storage tanks with over 8.6 million gallons of storage capacity. These assets are used by both the Black Oil and Recovery and Refining and Marketing segments. In addition, we also utilize third parties for the transportation and storage of used oil feedstocks. In many cases, we have contractual purchase and sale agreements with our suppliers and customers, respectively. We believe these contracts are beneficial to all parties involved because it ensures that a minimum volume is purchased from collectors and generators, a minimum volume is sold to our customers, and we are able to minimize our inventory risk by a spread between the costs to acquire used oil and the revenues received from the sale and delivery of used oil.

We also operate a generator solutions company for the proper recovery and management of hydrocarbon streams and other petroleum-based products, together with the recovery, processing and sale of ferrous and non-ferrous recyclable metal(s) products that are recovered from manufacturing and consumption.

The Black Oil and Recovery Segment excludes our Heartland Assets and Operations, which included the Company's Heartland refinery, which is presented as discontinued operations. See "Part II"– "Item 8. Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements under Note 23, "Discontinued Operations" for additional information.

The table below represents the operating results of the Black Oil and Recovery Segment for the years ended December 31, 2023, and 2022 (in thousands):

| | Year Ended December 31, | | | | 2023 over 2022 | |
	2023		2022		$ Change	
Black Oil and Recovery						
Revenues	$	144,235	$	185,071	$	(40,836)
Cost of revenues (exclusive of depreciation and amortization shown separately below)		124,731		144,467		(19,736)
Depreciation and amortization attributable to costs of revenues		4,900		3,824		1,076
Gross profit		14,604		36,780		(22,176)
Selling, general and administrative expenses		19,788		17,241		2,547
Depreciation and amortization attributable to operating expenses		164		180		(16)
Income (loss) from operations		(5,348)		19,359		(24,707)
Other income (expenses)						
Other income (expenses)		600		(104)		704
Interest expense		(188)		(50)		(138)
Total other income (expenses)		412		(154)		566
Income (loss) before income tax	$	(4,936)	$	19,205	$	(24,141)

The Company purchases product/feedstock from third-party collectors as well as internally collected product using its fleet of trucks. Our long-term goal is to collect as much of our product/feedstock as possible as this helps to improve margins and ultimately net income of the Company. The more product/feedstock we can collect with our own fleet and displace third-party purchases improves the overall profitability of the Company through cost reductions, as our internally collected product/feedstock is generally cheaper than product/feedstock we have to purchase from third-parties. In general, the more product/feedstock we are required to acquire from third-parties, the lower our margins. While the breakdown between internally sourced and third-party sourced product/feedstock has no effect on revenue (which is a function of fluctuating product spreads), it does have an effect on cost of revenues, and therefore our profit before selling, general and administrative expenses. Specifically, a higher amount of third-party sourced product/feedstock generally results in increases to costs of revenues. Inventories are also affected to a limited extent by collection and production values – the more product we collect, the greater our inventories of product/feedstock, at least until such product/feedstock is processed into end-products. The inventory levels of our end-products are determined based on supply and demand, and how quickly such products can be transported, and not typically dependent on the amount of products/feedstock we source internally or externally.

Our margins are a function of the difference between what we are able to pay for raw materials and the market prices for the range of products produced. The various petroleum products produced are typically a function of Crude Oil indices and are quoted on multiple exchanges such as the New York Mercantile Exchange. These prices are determined by a global market and can be influenced by many factors, including but not limited to supply/demand, weather, politics, and global/regional inventory levels. As such, we cannot provide any assurances regarding results of operations for any future periods, as numerous factors outside of our control affect the prices paid for raw materials and the prices (for the most part keyed to the NYMEX) that can be charged for such products. Additionally, for the near term, results of operations will be subject to further uncertainty, as the global markets and exchanges, including the NYMEX, continue to experience volatility.

The following table shows components of gross profit by each of the quarters in 2023 and 2022, including revenues by product (in thousands):

Statements of Segments Operations by Quarters

	Fiscal 2023				Fiscal 2022			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Black Oil and Recovery								
Revenues								
Refined products:								
Other refinery products (1)	$ 31,259	$ 38,643	$ 21,797	$ 29,423	$ 34,017	$ 37,608	$ 56,520	$ 34,952
Re-refined products:								
Metals (2)	3,822	1,964	3,026	3,413	3,276	4,060	4,962	4,057
Other re-refined products (3)	1,225	1,001	509	998	970	527	994	258
Services:								
Oil collection services	3,171	2,719	552	713	1,250	566	503	551
Total Revenue	39,477	44,327	25,884	34,547	39,513	42,761	62,979	39,818
Cost of revenues (exclusive of depreciation and amortization shown separately below)	34,481	36,569	23,263	30,418	34,426	34,678	47,459	27,904
Depreciation and amortization attributable to costs of revenues	1,426	1,369	1,062	1,043	1,024	938	958	904
Gross profit	$ 3,570	$ 6,389	$ 1,559	$ 3,086	$ 4,063	$ 7,145	$ 14,562	$ 11,010

(1) Other refinery products are finished refined products such as VGO, LPGs, sulfur and vacuum tower bottoms (VTB).

(2) Metals consist of recoverable ferrous and non-ferrous recyclable metals from manufacturing and consumption. Scrap metal can be recovered from pipes, barges, boats, building supplies, surplus equipment, tanks, and other items consisting of metal composition. These materials are segregated, processed, cut-up and sent back to a steel mill for re-purposing.

(3) Other re-refinery products include the sales of asphalt, condensate, recovered products, and other petroleum products.

Liquidity and Capital Resources

Our primary sources of liquidity have historically included cash flow from operations, proceeds from notes offerings, bank borrowings, term loans, public equity offerings and other financial arrangements. Uses of cash have included capital expenditures, acquisitions and general working capital needs.

The success of our business operations has been dependent on our ability to manage our margins which are a function of the difference between what we are able to pay or charge for raw materials and the market prices for the range of products produced. We also must maintain relationships with feedstock suppliers and end-product customers (including Shell, Macquarie and others), and operate with efficient management of overhead costs. Through these relationships, we have historically been able to achieve volume discounts in the procurement of our feedstock, thereby increasing the margins of our segments' operations. The resulting operating cash flow is crucial to the viability and growth of our existing business lines.

We believe that we have sufficient liquid assets, cash flow from operations, borrowing capacity and adequate access to capital markets to meet our financial commitments, debt service obligations and anticipated capital expenditures for at least the next 12 months. As of the current year-end, the Company believes it has adequate financial flexibility to meet its needs based on its total liquidity position. Furthermore, the Company is currently going through a strategic evaluation process with Bank of America Securities, which started in October 2023, that may result in further enhancements to its current liquidity options.

We had total assets of approximately $854.6 million as of December 31, 2023, compared to $689.4 million at December 31, 2022. The increase was mainly due to the construction of the RD unit at the Mobile Refinery, which includes accounts receivable, prepaid expenses and other current assets, right-of-use financing and operating lease assets, and inventory levels, due to the increases in volumes during the year ended December 31, 2023. We had cash of $80.6 million as of December 31, 2023, compared to cash of $146.2 million as of December 31, 2022. The decrease in cash was mainly caused by our investment in the RD unit.

We had total current liabilities of approximately $328.8 million as of December 31, 2023, compared to $243.3 million at December 31, 2022. We had total liabilities of $654.2 million as of December 31, 2023, compared to total liabilities of $524.0 million as of December 31, 2022. The increase in current liabilities was mainly due to our inventory financing liabilities, and increases in accounts payable, accrued liabilities and operating lease liabilities, as a result of the RD unit operation during the year ended December 31, 2023, compared to the prior year.

We had working capital of approximately $23.2 million as of December 31, 2023, compared to working capital of $130.1 million as of December 31, 2022. The decrease in working capital from December 31, 2022 to December 31, 2023, is mainly due to an increase in inventory, and increase in prepaid expenses and other current assets, offset by increases in accounts payable and accrued liabilities, current portion of right of use liabilities of operating lease, obligations under our Inventory Financing Agreement (discussed above), for which inventory was purchased in December 2023 to be used for products and sales in early January 2024, and $16.4 million of term loan debt required to be repaid within the next 12 months.

Our future operating cash flows will vary based on a number of factors, many of which are beyond our control, including the effects of inflation, increasing interest rates, commodity prices, the cost of recovered oil, and the ability to turn our inventory. Other factors that have affected and are expected to continue to affect earnings and cash flow are transportation, processing, and storage costs. Over the long term, our operating cash flows will also be impacted by our ability to effectively manage our administrative and operating costs. Additionally, we may incur more capital expenditures related to the Mobile Refinery in the future.

Cash Flows from Operating, Investing and Financing Activities

Our current near term plans include continuing to transition the majority of our assets and operations towards our strategy of becoming a leading pure-play energy transition company. The refinery, which has a long track record of safe, reliable operations and consistent financial performance, has, effective on April 1, 2022, upon the closing of the acquisition, become our flagship refining asset, which we believe positions us to become a pure-play producer of renewable and conventional products. The addition of renewable fuels production associated with the refinery upon completion of the ongoing capital project at the refinery is anticipated to accelerate our strategic focus on "clean" refining.

The renewable diesel unit was commissioned on April 28, 2023, and mechanical completion was achieved in March 2023. The capital project modified the Mobile Refinery's existing hydrocracking unit to produce renewable diesel fuel on a standalone basis. The refinery commenced production of approximately 8,000 - 10,000 barrels per day (bpd) of renewable diesel in the second quarter of 2023, with production volumes anticipated to subsequently ramp up to approximately 14,000 bpd by the end of 2024. This project seeks to capitalize on the rapidly growing demand for advanced sustainable fuels, while further expanding upon our commitment to supply lower carbon fuels solutions.

We anticipate that the market for our common stock will be subject to wide fluctuations in response to several factors moving forward, including, but not limited to:

(1)   actual or anticipated variations in our results of operations;

(2)   the market for, and volatility in, the market for oil and gas;

(3)   our ability or inability to generate new revenues; and

(4)   the status of planned acquisitions and divestitures and ongoing capital projects at our facilities.

Furthermore, because our common stock is traded on The NASDAQ Capital Market, our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock. Additionally, there could be extreme fluctuations in the price of our common stock.

Shareholders and potential investors in our common stock should exercise caution before making an investment in our common stock, and should not rely on the publicly quoted or traded stock prices in determining our common stock value, but should instead determine the value of our common stock based on the information contained in our public reports and industry information.

Cash flows for the fiscal years ended December 31, 2023, and 2022 were as follows (in thousands):

	Twelve Months Ended December 31,	
	2023	**2022**
Beginning cash, cash equivalents, and restricted cash	$ 146,187	$ 136,627
Net cash provided by (used in) continuing and discontinued operations:		
Operating activities	(58,632)	96,096
Investing activities	(59,270)	(306,898)
Financing activities	52,288	220,362
Net (decrease) increase in cash, cash equivalents, and restricted cash	(65,614)	9,560
Ending cash, cash equivalents, and restricted cash	$ 80,573	$ 146,187

The analysis of cash flow activities below and the table above, is combined for both continued and discontinued operations, whereas the consolidated statement of cash flows included under the cash flows table included in "Part II" - "Item 9. Controls and Procedures" of this Report includes only cash flow information for our continued operations.

Our current primary sources of liquidity are cash generated from operations, cash flows from the November 2021 sale of the Convertible Senior Notes and amounts borrowed under the Term Loan on April 1, 2022 (approximately $124 million), May 26, 2022 ($40 million), and December 28, 2023 ($50 million).

Operating activities used net cash of $58.6 million for the year ended December 31, 2023, as compared to providing cash of $96.1 million in 2022 and $9.8 million in 2021. The primary reason for the net $156.8 million change in cash used by operating activities for the year ended December 31, 2023, compared to the same period in 2022, was the operation of the RD unit of Mobile Refinery, and the net change of current assets and liabilities associated therewith, which had a net use on cash of around $31.2 million in 2023, compared to the net cash benefit of $37.2 million in 2022.

Investing activities used cash of $59.3 million for the year ended December 31, 2023, as compared to using cash of $306.9 million in 2022, due mainly to the purchase of fixed assets and the acquisition of the Mobile Refinery in 2022.

Financing activities provided cash of $52.3 million during the year ended December 31, 2023, as compared to providing cash of $220.4 million in 2022. Financing activities in 2023 were comprised of proceeds from the Term Loan of $50.0 million and insurance premium finance of $19.6 million, net amount received from inventory financing of $22.1 million, contribution from non-controlling interest of $2.8 million, and amount from the cash exercise of options and warrants of $0.7 million offset by the payment on notes payable and finance leases of $41.6 million. Financing activities in 2022 were comprised of proceeds from the Term Loan of $165.0 million and insurance premium finance of $8.3 million, from inventory financing of $117.2 million and from the cash exercise of options and warrants of $0.7 million offset by the payment on redemption of non-controlling interest of $50.7 million, distribution to noncontrolling interest of $0.4 million and payment on notes payable and capital leases of $19.8 million.

More information regarding our loan agreements, leases, Term Loan and Convertible Senior Notes, can be found under "Part II"–- "Item 8. Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements under "Note 15. Long-Term Debt".

Need for additional funding

Our refining businesses will require significant capital to design and construct any new facilities. The facility infrastructure would be an additional capitalized expenditure to these process costs and would depend on the location and site specifics of the facility.

Additionally, as part of our ongoing efforts to maintain a capital structure that is closely aligned with what we believe to be the potential of our business and goals for future growth, which is subject to cyclical changes in commodity prices, we may explore additional sources of external liquidity. The receptiveness of the capital markets to an offering of debt or equities cannot be assured and may be negatively impacted by, among other things, debt maturities, current market conditions, and potential stockholder dilution. The sale of additional securities, if undertaken by us and if accomplished, may result in significant dilution to our shareholders. However, such future financing may not be available in amounts or on terms acceptable to us, or at all.

Furthermore, the Company is currently going through a strategic evaluation process with Bank of America Securities, which started in October 2023, that may result in further enhancements to its current liquidity options and may include slowing the pace of certain capital projects across the Company.

Critical Accounting Policies and Use of Estimates

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Management regularly evaluates its estimates and judgments, including those related to revenue recognition, leases, variable interest entities, intangible assets, long-lived assets valuation, and legal matters. Actual results may differ from these estimates. "Note 2. Summary of Significant Accounting Policies," of the Notes to financial statements included in Part II, Item 8 of this Form 10-K describes the significant accounting policies and methods used in the preparation of the Company's financial statements. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Revenue Recognition

We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when our performance obligations under the terms of a contract with our customers are satisfied. Recognition occurs when the Company transfers control by completing the specified services at the point in time the customer benefits from the services performed or once our products are delivered. Revenue is measured as the amount of consideration we expect to receive in exchange for completing our performance obligations. Sales tax and other taxes we collect with revenue-producing activities are excluded from revenue. In the case of contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the relative stand-alone selling prices of the various goods and/or services encompassed by the contract. We do not have any material significant payment terms, as payment is generally due within 30 days after the performance obligation has been satisfactorily completed. The Company has elected the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that we otherwise would have recognized is one year or less. In applying the guidance in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, there were no judgments or estimates made that the Company deems significant.

The nature of the Company's contracts give rise to certain types of variable consideration. The Company estimates the amount of variable consideration to include in the estimated transaction price based on historical experience, anticipated performance and its best judgment at the time and to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. A majority of the Company's contracts qualify as normal purchase and normal sale transactions.

From time to time, our fuel oil customers in our Black Oil and Recovery segment may request that we store product at our facilities which they purchase from us. We recognize revenues for these "bill and hold" sales only if the following criteria have been met: (1) there is a substantive reason for the arrangement, (2) the product is segregated and identified as the customer's asset, (3) the product is ready for delivery to the customer, and (4) we cannot use the product or direct it to another customer.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740. The Company records a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and when temporary differences become deductible. The Company considers, among other available information, uncertainties surrounding the recoverability of deferred tax assets, scheduled reversals of deferred tax liabilities, projected future taxable income, and other matters in making this assessment.

As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process requires the Company to estimate its actual current tax liability and to assess temporary differences resulting from differing book versus tax treatment of items, such as deferred revenue, compensation and benefits expense and depreciation. These temporary differences result in deferred tax assets and liabilities, which are included within the Company's consolidated balance sheet. Significant management judgment is required in determining the Company's provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against its net deferred tax assets. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, valuation allowances are established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the level of historical taxable income, scheduled reversals of deferred taxes, projected future taxable income and tax planning strategies that can be implemented by the Company in making this assessment. If actual results differ from these estimates or the Company adjusts these estimates in future periods, the Company may need to adjust its valuation allowance, which could materially impact the Company's consolidated financial position and results of operations.

Tax contingencies can involve complex issues and may require an extended period of time to resolve. Changes in the level of annual pre-tax income can affect the Company's overall effective tax rate. Until all net operating losses are utilized, there is no impact on the effective tax rate. Furthermore, the Company's interpretation of complex tax laws may impact its recognition and measurement of current and deferred income taxes.

The Company recognizes and measures a tax benefit from uncertain tax positions when it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company recognizes a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company adjusts these liabilities when its judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate or future recognition of an unrecognized benefit. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statements of operations. Accrued interest and penalties are included within deferred taxes, unrecognized tax benefits and other long-term liabilities line in the consolidated balance sheet.

Fair value of financial instruments

Under the FASB Accounting Standards Codification ("ASC"), we are permitted to elect to measure financial instruments and certain other items at fair value, with the change in fair value recorded in earnings. We elected not to measure any eligible items using the fair value option. Consistent with the Fair Value Measurement Topic of the FASB ASC, we implemented guidelines relating to the disclosure of our methodology for periodic measurement of our assets and liabilities recorded at fair market value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

- Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

- Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Our Level 1 assets primarily include our cash and cash equivalents. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The carrying amounts of accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturities of these financial instruments.

Our Level 2 liabilities include our marked to market changes in the estimated value of our RINs and other environmental credits and open derivative contracts held at the balance sheet date.

Our Level 3 liabilities include our marked to market changes in the estimated value of our derivative warrants issued in connection with our outstanding Convertible Senior Notes, of which a significant amount were exchanged for equity in January 2022, and outstanding Term Loan warrants.

The Company estimates the fair values of the crude oil swaps and collars based on published forward commodity price curves for the underlying commodity as of the date of the estimate for which published forward pricing is readily available. The determination of the fair values incorporates various factors including the impact of the Company's non-performance risk and the credit standing of the counterparty involved in the Company's derivative contracts. In addition, the Company routinely monitors the creditworthiness of its counterparty.

Nonfinancial assets and liabilities measured at fair value on a nonrecurring basis include certain nonfinancial assets and liabilities as may be acquired in a business combination and thereby measured at fair value. See "Part II"–– "Item 8. Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements under "Note 3. Mobile Refinery Acquisition" for more detailed information.

Impairment of long-lived assets

The Company evaluates the carrying value and recoverability of its long-lived assets when circumstances warrant such evaluation by applying the provisions of the FASB ASC regarding long-lived assets. It requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

Asset Retirement Obligations

The Company records a liability, which is referred to as an asset retirement obligation, at fair value for the estimated cost to retire a tangible long-lived asset at the time the Company incurs that liability, which is generally when the asset is purchased, constructed, or leased. The Company records the liability when it has a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the liability can be made. If a reasonable estimate cannot be made at the time the liability is incurred, the Company records the liability when sufficient information is available to estimate the liability's fair value.

Derivative transactions.

All derivative instruments are recorded on the accompanying balance sheets at fair value. Derivative transactions are not designated as cash flow hedges under FASB ASC 815, Derivatives and Hedges. Accordingly, these commodity derivative contracts are marked-to-market and any changes in the estimated value of commodity derivative contracts held at the balance sheet date are recognized in the accompanying statements of operations through increases (losses) or decreases (gains) to cost of goods sold. The derivative assets or liabilities are classified as either current or noncurrent assets or liabilities based on their anticipated settlement date. The Company nets derivative assets and liabilities for counterparties where it has a legal right of offset.

The Company, in accordance with ASC 815-40-25 and ASC 815-10-23 Derivatives and Hedging, determined that the Offtake Agreement with Idemitsu is a derivative agreement, but meets the qualifications for normal purchase normal sale ("NPNS"). The Company elected to apply the normal purchase normal sale exception to the derivative contract. For contracts elected within the NPNS scope exception, the contracts are accounted for under accrual accounting (ASC 606, Revenue from Contracts with Customers). Regarding presentation within the Statement of Cash Flows, contracts designated as NPNS are considered operating cash flows.

The Company, in accordance with ASC 815-40-25 and ASC 815-10-15 Derivatives and Hedging and ASC 480-10-25 Liabilities-Distinguishing from Equity, accounted for its warrants as liabilities at their fair value during periods where they can be net cash settled in case of a change in control transaction. The warrants are accounted for as a liability at their fair value at each reporting period. The value of the derivative warrant liability will be re-measured at each reporting period with changes in fair value recorded in earnings. To derive an estimate of the fair value of these warrants, a Dynamic Black Scholes model is utilized that computes the impact of a possible change in control transaction upon the exercise of the warrant shares. This process relies upon inputs such as shares outstanding, estimated stock prices, strike price, term and volatility assumptions to dynamically adjust the payoff of the warrants in the presence of the dilution effect.

Leases

The Company determines whether a contract is or contains a lease when we have the right to control the use of the identified asset in exchange for consideration. Lease liabilities and right-of-use assets ("ROU assets") are recognized at the commencement date based on the present value of lease payments over the lease term. According to ASU No. 2016-02, *Leases (Topic 842),* the Company elected certain practical expedients which permit us to not reassess whether existing contracts are or contain leases, to not reassess the lease classification of any existing leases, to not reassess initial direct costs for any existing leases, and to not separate lease and nonlease components for all classes of underlying assets. We also made an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet for all classes of underlying assets. Additional information and disclosures required by this new standard are contained in "Part II" -"Item 8. Financial Statements and Supplementary Data" in the Notes to Consolidated Financial Statements in "Note 16. Leases".

RINs

The Company is subject to obligations to purchase Renewable Identification Numbers ("RINs") required to comply with the renewable fuel standard implemented by Environmental Protection Agency ("EPA"), which sets annual quotas for the quantity of renewable fuels (such as ethanol) that must be blended into motor fuels consumed in the United States (the "Renewable Fuel Standard"). The Company's overall RINs obligation is based on a percentage of domestic shipments of on-road fuels as established by the EPA. To the degree the Company is unable to blend the required amount of biofuels to satisfy its RIN obligations, RINs must be purchased on the open market to avoid penalties and fines. The Company records its RIN obligations on a net basis in accrued expenses when its RIN liability is greater than the amount of RINs earned and purchased in a given period and in prepaid and other current assets when the amount of RINs earned and purchased is greater than the RIN liability.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Our revenues and cost of revenues are affected by fluctuations in the value of energy related products. We attempt to mitigate much of the risk associated with the volatility of relevant commodity prices by using our knowledge of the market to obtain feedstock at attractive costs, by efficiently managing the logistics associated with our products, by turning our inventory over quickly, and by selling our products into markets where we believe we can achieve the greatest value.

Interest Rate Risk

We are exposed to interest rate risks primarily through borrowings under various bank facilities. Interest on these facilities is based upon variable interest rates using LIBOR or Prime as the base rate.

Changes in interest rates could also have a material adverse impact on our earnings and cash flows. Because our future notes payable are expected to have variable interest rates, our business results are expected to be subject to fluctuations in interest rates. Changes in market interest rates may influence our financing costs, returns on financial investments and the valuation of derivative contracts and could reduce our earnings and cash flows.

At December 31, 2023, the Company had one variable-rate term loan outstanding.

Commodity Price Risk

We are exposed to market risks related to the volatility of crude oil and refined oil products. Our financial results can be significantly affected by changes in these prices which are driven by global economic and market conditions. We attempt to mitigate much of the risk associated with the volatility of relevant commodity prices by using our knowledge of the market to obtain feedstock at attractive costs, by efficiently managing the logistics associated with our products, by turning our inventory over quickly, and by selling our products into markets where we believe we can achieve the greatest value.

Compliance Program Price Risk

As a producer of transportation fuels from crude oil, our Refining and Marketing Segment is required to blend biofuels into the products it produces or purchase RINs in the open market in lieu of blending to meet the mandates established by the EPA. To the degree we are unable to blend the required amount of biofuels to satisfy our renewable volume obligation (RVO) (the volume of renewable fuels we are obligated to sell, based on a percentage of our total fuel sales), we must purchase RINs on the open market. To mitigate the impact of this risk on our results of operations and cash flows, we may purchase RINs when the price of these instruments is deemed favorable.

Item 8. Financial Statements and Supplementary Data


VERTEX ENERGY, INC.
TABLE OF CONTENTS TO FINANCIAL STATEMENTS


Page

Consolidated Financial Statements

99

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vertex Energy, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vertex Energy, Inc. and its subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Our report dated March 6, 2024, expressed an opinion that the Company had not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relate.

Renewable Identification Numbers ("RINs") Obligation - Refer to Note 2 and Note 14 to the financial statements

Critical Audit Matter Description

During 2022, the Company acquired a refinery in Mobile, Alabama. With the acquisition, the Company is now required to meet certain standards of the U.S. Environmental Protection Agency's ("EPA") as it pertains to blending renewable fuels into certain transportation fuel products pursuant to the Renewable Fuel Standard. As described in Notes 2 and 14 to the consolidated financial statements, the RINs obligation is an estimated provision for the purchase of RINs in order to satisfy the EPA annual requirement. At December 31, 2023, the Company's estimated RINs obligation was $46.2 million.

Auditing management's RINs obligation was complex and judgmental due to estimation uncertainty in the Company's determination of the fair value of the RINs obligation under the Renewable Fuel Standard. The complexity and estimation uncertainty was primarily due to the calculation of the RINs shortage and the independent pricing assumptions, respectively.

How We Addressed the Matter in Our Audit

We obtained an understanding and evaluated the design of controls over the RINs obligation estimation process. For example, we interviewed management responsible for the controls over the review of the methodology used to calculate the obligation and the RINs shortage and independent pricing assumptions.

To audit the Company's RINs obligation, our audit procedures included, among others, evaluating the appropriateness of management's methodology to calculate the RINs obligation under the Renewable Fuel Standard including testing the completeness and accuracy of the underlying data used by management in estimating the fair value of the obligation. Additionally, we compared the spot prices utilized by the Company in their estimate of the RINs obligation to an independent pricing source.

/s/ Ham, Langston & Brezina, L.L.P.

We have served as the Company's auditor since 2017.

Houston, Texas
March 6, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vertex Energy Inc.

Opinion on the Internal Control Over Financial Reporting

We have audited Vertex Energy Inc.'s (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company and our report dated March 6, 2024, expressed an unqualified opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness have been identified and described in management's assessment. The material weakness related to control activities include ineffective controls over certain IT general controls for information systems relevant to the preparation of financial statements. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 financial statements, and this report does not affect our report dated March 6, 2024, on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying "Item 9A, Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
March 6, 2024

VERTEX ENERGY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except number of shares and par value)

		December 31, 2023		December 31, 2022
ASSETS				
Current assets				
Cash and cash equivalents	$	76,967	$	141,258
Restricted cash		3,606		4,929
Accounts receivable, net		36,164		34,548
Inventory		182,120		135,473
Prepaid expenses and other current assets		53,174		36,660
Assets held for sale		—		20,560
Total current assets		352,031		373,428
Fixed assets, net		326,111		201,749
Finance lease right-of-use assets, net		64,499		44,081
Operating lease right-of-use assets, net		96,394		53,557
Intangible assets, net		11,541		11,827
Deferred tax assets		—		2,498
Other assets		4,048		2,245
Total non-current assets		502,593		315,957
TOTAL ASSETS	$	854,624	$	689,385
LIABILITIES AND EQUITY				
Current liabilities				
Accounts payable	$	75,004	$	20,997
Accrued expenses and other current liabilities		73,636		81,953
Finance lease-current		2,435		1,363
Operating lease-current		20,296		3,713
Current portion of long-term debt		16,362		13,911
Obligations under inventory financing agreements, net		141,093		117,939
Liabilities held for sale, current		—		3,424
Total current liabilities		328,826		243,300
Long-term debt, net		170,701		170,010
Finance lease-non-current		66,206		45,164
Operating lease-non-current		74,444		49,844
Deferred tax liabilities		2,776		—
Derivative warrant liability		9,907		14,270
Other liabilities		1,377		1,377
Total liabilities		654,237		523,965
EQUITY				
50,000,000 of total Preferred shares authorized:				
Common stock, $0.001 par value per share; 750,000,000 shares authorized; 93,514,346 and 75,668,826 issued and outstanding at December 31, 2023 and 2022, respectively.		94		76
Additional paid-in capital		383,632		279,552
Accumulated deficit		(187,379)		(115,893)
Total Vertex Energy, Inc. stockholders' equity		196,347		163,735
Non-controlling interest		4,040		1,685
Total equity		200,387		165,420
TOTAL LIABILITIES AND EQUITY	$	854,624	$	689,385

See accompanying notes to the consolidated financial statements

VERTEX ENERGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
(in thousands, except per share amounts)

		2023		2022		2021
Revenues	$	3,177,187	$	2,791,715	$	207,760
Cost of revenues (exclusive of depreciation and amortization shown separately below)		3,005,996		2,598,276		178,786
Depreciation and amortization attributable to costs of revenues		27,018		13,429		4,043
Gross profit		144,173		180,010		24,931
Operating expenses:						
Selling, general and administrative expenses		168,640		127,782		30,606
Loss on assets impairment		—		—		2,124
Depreciation and amortization attributable to operating expenses		4,146		3,673		1,681
Total operating expenses		172,786		131,455		34,411
Income (loss) from operations		(28,613)		48,555		(9,480)
Other income (expense):						
Other income (expense)		633		(306)		4,158
Gain (loss) on change in value of derivative warrant liability		7,992		7,821		(15,685)
Interest expense		(119,567)		(79,911)		(3,832)
Total other expense		(110,942)		(72,396)		(15,359)
Loss from continuing operations before income tax		(139,555)		(23,841)		(24,839)
Income tax benefit		13,385		7,171		—
Loss from continuing operations		(126,170)		(16,670)		(24,839)
Income from discontinued operations, net of tax (see note 24)		54,197		18,667		17,178
Net income (loss)		(71,973)		1,997		(7,661)
Net income (loss) attributable to non-controlling interest and redeemable non-controlling interest from continuing operations		(487)		(63)		207
Net income attributable to non-controlling interest and redeemable non-controlling interest from discontinued operations		—		6,882		10,496
Net loss attributable to Vertex Energy, Inc.		(71,486)		(4,822)		(18,364)
Accretion of redeemable noncontrolling interest to redemption value		—		(428)		(1,992)
Accretion of discount on Series B and B-1 Preferred Stock		—		—		(507)
Dividends on Series B and B-1 Preferred Stock		—		—		258
Net loss attributable to stockholders from continuing operations		(125,683)		(17,035)		(27,287)
Net income attributable to stockholders from discontinued operations, net of tax		54,197		11,785		6,682
Net loss attributable to common stockholders	$	(71,486)	$	(5,250)	$	(20,605)

See accompanying notes to the consolidated financial statements

VERTEX ENERGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
(in thousands, except per share amounts)

	2023	2022	2021
Basic income (loss) per common share			
Continuing operations	$ (1.47)	$ (0.24)	$ (0.48)
Discontinued operations, net of tax	0.63	0.17	0.12
Basic loss per common share	$ (0.84)	$ (0.07)	$ (0.36)
Diluted income (loss) per common share			
Continuing operations	$ (1.47)	$ (0.24)	$ (0.48)
Discontinued operations, net of tax	0.63	0.17	0.12
Diluted loss per common share	$ (0.84)	$ (0.07)	$ (0.36)
Shares used in computing income (loss) per share			
Basic	85,596	70,686	56,303
Diluted	85,596	70,686	56,303

See accompanying notes to the consolidated financial statements

VERTEX ENERGY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2023, 2022 AND 2021
(in thousands except par value)

	Common Stock		Series A Preferred		Additional Paid-in Capital	Accumulated Deficit	Non-controlling Interest	Total Stockholders' Equity
	Shares	$0.001 Par	Shares	$0.001 Par				
Balance on December 31, 2020	45,555 $	46	420 $	—	$ 94,570 $	(90,009) $	1,318 $	5,925
Dividends on Series B and B1 Preferred Stock	—	—	—	—	—	(372)	—	(372)
Accretion of discount on Series B and B1 Preferred Stock	—	—	—	—	—	(507)	—	(507)
Conversion of B1 Preferred Stock to common	7,722	7	—	—	12,038	—	—	12,045
Share based compensation expense	—	—	—	—	863	—	—	863
Exercise of options	1,800	2	—	—	2,188	—	—	2,190
Exercise of B1 warrants	3,093	3	—	—	16,402	—	—	16,405
Conversion of Series A Preferred stock to common stock	34	—	(34)	—	—	—	—	—
Conversion of Series B Preferred Stock to common stock	5,084	5	—	—	12,559	630	—	13,194
Distribution to noncontrolling	—	—	—	—	—	—	(169)	(169)
Adjustment of redeemable noncontrolling interest to redemption value	—	—	—	—	—	(1,992)	—	(1,992)
Contribution from noncontrolling interest	—	—	—	—	—	—	(11)	(11)
Net income (loss)	—	—	—	—	—	(18,364)	10,703	(7,661)
Less: amount attributable to redeemable non-controlling interest	—	—	—	—	—	—	(9,844)	(9,844)
Balance on December 31, 2021	63,288	63	386	—	138,620	(110,614)	1,997	30,066
Conversion of Series A Preferred stock to common stock	386	1	(386)	—	—	—	—	1
Conversion of Convertible Senior Notes, net	10,165	10	—	—	59,812	—	—	59,822
Reclass of derivative liabilities	—	—	—	—	78,789	—	—	78,789
Share based compensation expense	—	—	—	—	1,574	—	—	1,574
Exercise of warrants	1,209	1	—	—	(1)	—	—	—
Exercise of options	622	1	—	—	729	—	—	730
Adjustment of redeemable non controlling interest	—	—	—	—	29	(29)	—	—
Distribution to noncontrolling	—	—	—	—	—	—	(380)	(380)
Adjustment of redeemable noncontrolling interest to redemption value	—	—	—	—	—	(428)	—	(428)
Redemption of noncontrolling interest	—	—	—	—	—	—	41	41
Net income (loss)	—	—	—	—	—	(4,822)	6,819	1,997
Less: amount attributable to redeemable non-controlling interest	—	—	—	—	—	—	(6,792)	(6,792)
Balance on December 31, 2022	75,670	76	—	—	279,552	(115,893)	1,685	165,420
Issuance of restricted stock	113	—	—	—	—	—	—	—
Exercise of options	526	1	—	—	682	—	—	683
Share based compensation expense	—	—	—	—	2,285	—	—	2,285
Conversion of Convertible Senior Note, net	17,206	17	—	—	101,113	—	—	101,130
Contribution from noncontrolling shareholder	—	—	—	—	—	—	2,842	2,842
Net loss	—	—	—	—	—	(71,486)	(487)	(71,973)
Balance on December 31, 2023	93,515 $	94	— $	—	$ 383,632 $	(187,379) $	4,040 $	200,387

See accompanying notes to the consolidated financial statements

VERTEX ENERGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDING DECEMBER 31, 2023, 2022 AND 2021

	2023	2022	2021
Cash flows from operating activities			
Net income (loss)	$ (71,973)	$ 1,997	$ (7,661)
Net income from discontinued operations, net of tax	54,197	18,667	17,178
Net loss from continuing operations	(126,170)	(16,670)	(24,839)
Adjustments to reconcile net income (loss) from continuing operations to cash used in operating activities:			
Stock-based compensation expense	2,285	1,574	862
Depreciation and amortization	31,164	17,102	5,724
(Reduction in) provision for bad debt	(224)	242	826
Loss (gain) on commodity derivative contracts	(2,858)	87,978	2,258
Provision for environment clean up	—	1,428	—
Gain on forgiveness of debt	—	—	(4,222)
Net cash settlement on commodity derivatives	6,575	(92,556)	(2,436)
Loss on sale of assets	—	220	64
Loss on assets impairment	—	—	2,124
Amortization of debt discount and deferred costs	78,779	49,251	1,231
Deferred income tax benefit	(13,385)	(7,171)	—
Loss (gain) on change in value of derivative warrant liability	(7,992)	(7,821)	15,685
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(3,075)	(27,183)	(821)
Inventory	(45,231)	2,586	(3,997)
Prepaid expenses	(21,027)	(26,724)	(1,615)
Accounts payable	53,593	10,850	1,054
Accrued expenses	(9,855)	77,647	2,551
Other assets	(1,061)	56	(48)
Net cash (used in) provided by operating activities from continuing operations	(58,482)	70,809	(5,599)
Cash flows from investing activities			
Deposit for refinery purchase and related costs	—	—	(13,663)
Internally developed or purchased software	(3,223)	(149)	—
Proceeds from sale of discontinued operation	92,034	—	—
Redemption of noncontrolling entity	—	556	—
Proceeds from the sale of assets	7	395	75
Acquisition of business, net of cash	(7,775)	(227,525)	2
Purchase of fixed assets	(140,313)	(75,512)	(2,331)
Net cash used in investing activities from continuing operations	(59,270)	(302,235)	(15,917)
Cash flows from financing activities			
Line of credit payments, net	—	—	(133)
Proceeds received from exercise of options and warrants	683	730	6,921
Net borrowings on inventory financing agreements	22,154	117,189	—
Contribution received from noncontrolling interest	2,842	—	2
Distribution to non-controlling interest	—	(380)	(169)
Redemption of redeemable noncontrolling interest	—	(50,666)	—
Payments on finance leases	(2,045)	(819)	(844)
Proceeds from issuance of notes payable	68,236	173,256	143,831
Payments made on notes payable	(39,582)	(18,948)	(15,836)
Net cash provided by financing activities from continuing operations	52,288	220,362	133,772
Discontinued operations:			
Net cash (used in) provided by operating activities	(150)	25,287	15,349
Net cash used in investing activities	—	(4,663)	(1,973)
Net cash provided by (used in) discontinued operations	(150)	20,624	13,376

See accompanying notes to the consolidated financial statements

VERTEX ENERGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDING DECEMBER 31, 2023, 2022 AND 2021

		2023		2022		2021
Net change in cash and cash equivalents and restricted cash		(65,614)		9,560		125,632
Cash and cash equivalents and restricted cash at beginning of the year		146,187		136,627		10,995
Cash and cash equivalents and restricted cash at end of year	$	80,573	$	146,187	$	136,627
Cash and cash equivalents	$	76,967	$	141,258	$	36,130
Restricted cash		3,606		4,929		100,497
Cash and cash equivalents and restricted cash as shown in the consolidated statements of cash flows	$	80,573	$	146,187	$	136,627
SUPPLEMENTAL INFORMATION						
Cash paid for interest	$	47,430	$	33,901	$	2,273
Cash paid for income taxes		—		—		—
NON-CASH INVESTING AND FINANCING TRANSACTIONS						
Conversion of Series B and B1 Preferred Stock into common stock	$	—	$	—	$	24,610
Dividends on Series B and B-1 Preferred Stock	$	—	$	—	$	(258)
Accretion of discount on Series B and B-1 Preferred Stock	$	—	$	—	$	507
Accretion of redeemable noncontrolling interest to redemption value	$	—	$	428	$	1,992
Equipment acquired under finance leases	$	24,159	$	46,351	$	552
Equipment acquired under operating leases	$	55,114	$	20,452	$	89
Reclass derivative liabilities	$	—	$	78,789	$	—
Conversion of Convertible Senior note, including inducement common stock	$	101,130	$	59,822	$	—

See accompanying notes to the consolidated financial statements

109

VERTEX ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

NOTE 1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS

Vertex Energy, Inc. (the "Company" or "Vertex Energy") is an energy transition company focused on the production and distribution of conventional and alternative fuels. We operate used motor oil processing plants in Houston, Texas, Port Arthur, Texas, and Marrero, Louisiana.

Since April 1, 2022, we have owned a refinery in Mobile, Alabama (the "Mobile Refinery") with an operable refining capacity of 75,000 barrels per day ("bpd") and more than 3.2 million barrels of storage capacity. The total purchase consideration was $75.0 million in cash plus $16.3 million in previously agreed upon capital expenditures and miscellaneous prepaid and reimbursable items. At the time of the acquisition, the Company also purchased $130.0 million in hydrocarbon inventories of which $124.0 million were financed under an inventory financing agreement. See Note 3 "Mobile Refinery Acquisition" and Note 10 "Inventory Financing Agreement" for additional information.

Used Motor Oils Business ("UMO Business")

As of December 31, 2022, our UMO Business consisted of our used oil refinery in Marrero, Louisiana, our Heartland used oil refinery in Ohio, our H&H and Heartland used motor oil (UMO) collections business; our oil filters and absorbent materials recycling facility in East Texas; and the rights to a lease at the Cedar Marine terminal in Baytown, Texas. The UMO Business is presented as part of our Black Oil segment in our consolidated financial statements.

On February 1, 2023, HPRM LLC ("HPRM"), which is indirectly wholly-owned by the Company, entered into a Sale and Purchase Agreement (the "Sale Agreement") with GFL Environmental Services USA, Inc. ("GFL") whereby HPRM agreed to sell to GFL, and GFL agreed to purchase from HPRM, all of HPRM's equity interest in Vertex Refining OH, LLC ("Vertex OH"), our then wholly-owned subsidiary, which owns the Heartland refinery located in Columbus, Ohio (the "Heartland Refinery"). Vertex Operating, LLC, our wholly-owned subsidiary ("Vertex Operating") and GFL Environmental Inc. ("GFL Environmental"), an affiliate of GFL, were also parties to the Sale Agreement, solely for the purpose of providing certain guarantees of the obligations of HPRM and GFL as discussed in greater detail below.

The sale also included all property and assets owned by Vertex OH, including inventory associated with the Heartland Refinery, and all real and leased property and permits owned by Vertex OH, and all used motor oil collection and recycling assets and operations owned by Vertex OH (collectively with the Heartland Refinery, the "Heartland Assets and Operations").

The transactions contemplated by the Sale Agreement closed on February 1, 2023 with a net cash settlement of $92.0 million.

Vertex Operating guaranteed all of the obligations of HPRM pursuant to the terms of the Sale Agreement and GFL Environmental guaranteed all of the obligations of GFL pursuant to the terms of the Sale Agreement.

As a result of the above, the Company determined to present the Heartland Assets and Operations as discontinued operations as of December 31, 2023, 2022 and 2021.

Refining and Marketing

Effective April 1, 2022, we completed the acquisition of a 75,000 bpd crude oil refinery ten miles north of Mobile, in Saraland, Alabama (the "Mobile Refinery") and related logistics assets, which include a deep-water draft, bulk loading terminal facility with 3.2 million barrels (bbls) of storage capacity for crude oil and associated refined petroleum products located in Mobile, Alabama (the "Blakeley Island Terminal"). The terminal includes a dock for loading and unloading vessels with a pipeline tie-in, as well as the related logistics infrastructure of a high-capacity truck rack with 3-4 loading heads per truck, each rated at 600 gallons per minute (the "Mobile Truck Rack"). The Mobile Refinery currently processes heavy and sour crude to produce heavy olefin feed, regular gasoline, premium gasoline, jet fuel, and diesel fuel.

Additionally, Vertex Energy aggregates used motor oil, petroleum distillates, transmix and other off-specification chemical products. These feedstock streams are purchased from pipeline operators, refineries, chemical processing facilities and third-party providers. The Company has a toll-based processing agreement in place with Monument Chemical Port Arthur, LLC ("Monument Chemical") to re-refine these feedstock streams, under the Company's direction, into various end products.

Monument Chemical uses industry standard processing technologies to re-refine the feedstock into pygas, gasoline blendstock and marine fuel cutterstock. The Company sells the re-refined products directly to end customers or to processing facilities for further refinement. In addition, we are distributing refined motor fuels such as gasoline, blended gasoline products and diesel used as engine fuels, to third party customers who typically resell these products to retailers and end consumers.

Black Oil and Recovery

Through its Black Oil segment, which has been operational since 2001, Vertex Energy aggregates and sells used motor oil. The Company has a network of approximately 30 suppliers that collect used oil from businesses such as oil change service stations, automotive repair shops, manufacturing facilities, petroleum refineries, and petrochemical manufacturing operations. The Company procures the used oil from collectors and manages the logistics of transport, storage and delivery to its customers. Typically, the used oil is sold in bulk to ensure the efficient delivery by truck, rail, or barge. In many cases, there are contractual procurement and sale agreements with the suppliers and customers, respectively. The Company believes these contracts are beneficial to all parties involved because they help ensure a minimum volume is procured from collectors, a minimum volume is sold to the customers, and the Company is insulated from inventory risk by a spread between the costs to acquire used oil and the revenues received from the sale and delivery of used oil. In addition, the Company operates its own re-refining operations at the Cedar Marine Terminal, in Baytown, Texas, which uses the Company's proprietary Thermal Chemical Extraction Process ("TCEP") technology to re-refine the used oil into marine fuel cutterstock (when such use makes economic sense) and a higher-value feedstock for further processing. The finished product can then be sold by barge as a fuel oil cutterstock and a feedstock component for major refineries. Through the operations at our Marrero, Louisiana facility, we produce a Vacuum Gas Oil (VGO) product from used oil re-refining which is then sold via barge to end users to utilize in a refining process or a fuel oil blend. Through the operations at our Columbus, Ohio facility, which was sold on February 1, 2023, we produced a base oil finished product which is then sold via truck or rail car to end users for blending, packaging and marketing of lubricants.

Discontinued operations of Vertex include our Heartland Assets and Operations. Refer to Note 24, "Discontinued Operations" for additional information.

Through its Recovery segment, Vertex Energy aggregates and sells ferrous and non-ferrous recyclable metal products that are recovered from manufacturing and consumption.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, entities controlled by the Company through a greater than 50% voting interest and certain variable interest entities ("VIE") for which the Company is the primary beneficiary. All intercompany transactions have been eliminated. For consolidated entities where the Company owns or is exposed to less than 100% of the economics, the Company records net income (loss) attributable to noncontrolling interests in the consolidated statements of operations equal to the percentage of the economic or ownership interest retained in such entities by the respective noncontrolling parties.

The Company assesses whether it is the primary beneficiary of a VIE at the inception of the arrangement and at each reporting date. This assessment is based on the Company's power to direct the activities of the VIE that most significantly impact the VIE's economic performance and its obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The following is a description of the Company's consolidated wholly-owned subsidiaries and consolidated VIEs:

- Cedar Marine Terminals, L.P. ("CMT") operates a 19-acre bulk liquid storage facility on the Houston Ship Channel. The terminal serves as a truck-in, barge-out facility and provides throughput terminal operations. CMT is also the site of the TCEP.

- Crossroad Carriers, L.P. ("Crossroad") is a common carrier that provides transportation and logistical services for liquid petroleum products, as well as other hazardous materials and product streams.

- Vertex Recovery, L.P. ("Vertex Recovery") is a generator solutions company for the recycling and collection of used oil and oil-related residual materials from large regional and national customers throughout the U.S. It facilitates its services through a network of independent recyclers and franchise collectors.

- H&H Oil, L.P. ("H&H Oil") collects and recycles used oil and residual materials from customers based in Austin, Baytown, Dallas, San Antonio and Corpus Christi, Texas.

- Vertex Refining, LA, LLC which owns a used oil re-refinery based in Marrero, Louisiana.

- Vertex Refining, NV, LLC ("Vertex Refining") is a base oil marketing and distribution company with customers throughout the United States.

- Vertex Recovery Management, LLC currently buys and prepares ferrous and non-ferrous scrap intended for large haul barge sales.

- Vertex Refining, OH, LLC ("Vertex OH") collects and re-refines used oil and residual materials from customers throughout the Midwest. Refinery operations are based in Columbus, Ohio with collection branches located in Norwalk, Ohio, Zanesville, Ohio, Ravenswood, West Virginia, and Mt. Sterling, Kentucky. Effective May 26, 2022, the ownership of 65% of the assets of Vertex OH, LLC were acquired from Vertex Operating, Tensile-Heartland Acquisition Corporation ("Tensile-Heartland"), an affiliate of Tensile Capital Partners Master Fund LP, an investment fund based in San Francisco, California ("Tensile") in connection with the Vertex Splitter Corporation ("Vertex Splitter"), a wholly-owned subsidiary of the Company, transaction (discussed below under "Note 23. Non-Controlling Interest" - "Heartland Re-refining Complex"), making Vertex OH a wholly-owned subsidiary of the Company.

- HPRM LLC ("HPRM"), a Delaware Limited Liability Company. HPRM is currently owned 100% by Vertex Operating.

- Vertex Refining Myrtle Grove LLC ("MG SPV"), is a special purpose entity formed to hold the Belle Chasse, Louisiana, re-refining complex, which entity is currently 100% owned by Vertex Operating as a result of the transaction which closed on April 1, 2022, as discussed below under "Note 23. Non-Controlling Interest" - "Myrtle Grove Facility".

- Crystal Energy, LLC ("Crystal Energy") purchases, stores, sells, and distributes refined motor fuels. These activities include the wholesale distribution of gasoline, blended gasoline, and diesel for use as engine fuel to operate automobiles, trucks, locomotives, and construction equipment. The business operations ceased in December 2023.

- Vertex Energy Operating, LLC ("Vertex Operating"), is a holding company for various of the subsidiaries described above.

- Vertex Refining Alabama, LLC, ("VRA"), owns and operates a refinery located in Mobile, AL, which produces multiple hydrocarbon products.

- Vertex Marine Fuel Services LLC ("Vertex Marine") purchases and sells marine fuels to third parties.

- Vertex Renewables LLC owns and operates a refinery located in Mobile, AL, which produces renewable diesel.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted cash as of December 31, 2023, consisted of a $2.0 million deposit in a bank for financing of a short-term equipment lease, $1.5 million held in an escrow account in connection with the sale of Vertex OH, and a $0.1 million deposit in a money market account to serve as collateral for payment of a credit card. Restricted cash as of December 31, 2022, consisted of a $4.8 million deposit in a bank for financing of a short-term equipment lease, and a $0.1 million deposit in a money market account to serve as collateral for payment of a credit card.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable represents amounts due from customers. Accounts receivable are recorded at invoiced amounts, net of reserves and allowances, do not bear interest and are not collateralized.

The Company is exposed to credit losses primarily through our sales of refined products of UMO business. Our conventional refinery business has limited exposure to credit loss due to the nature of customers that we regularly deal with. The Company uses its best estimate to determine its bad debt reserves based on a variety of factors, including the length of time receivables are past due, economic trends and conditions affecting its customer base, significant one-time events, and historical write-off experience. We establish provisions for losses on trade receivables based on the estimated credit loss we expect to incur over the life of the receivable. Specific provisions are recorded for individual receivables when we become aware of a customer's inability to meet its financial obligations. The Company reviews the adequacy of its reserves and allowances quarterly. We did not have a material change in our allowances on trade receivables during the years ended December 31, 2023, 2022 or 2021.

Inventory and Obligations Under Inventory Financing Agreements

Mobile Refinery. Inventories at the Mobile Refinery consist of crude oil and refined petroleum products. Simultaneously with the acquisition of the Mobile Refinery in April 2022, the Company entered into an inventory financing agreement with Macquarie Energy North America Trading Inc. ("Macquarie") under which Macquarie agreed to finance all the crude oil utilized at the Mobile Refinery under procurement contracts. In addition, the Company became a party to a Supply and Offtake Agreement with Macquarie. Under this arrangement, the Company purchases crude oil supplied from third-party suppliers and Macquarie provides credit support for certain of these purchases. Macquarie holds title to all crude oil and refined products inventories at all times, except for liquefied petroleum gases and sulfur, which the Company has pledged, together with all receivables arising from the sales of such inventories.

The crude oil remains in the legal title of Macquarie and is stored in our storage tanks governed by a storage agreement. Legal title to the crude oil passes to us at the tank outlet. After processing, Macquarie takes title to the refined products stored in our storage tanks until they are sold to our retail locations or to third parties. We record the inventory owned by Macquarie on our behalf as inventory with a corresponding accrued liability on our balance sheet because we maintain the risk of loss until the refined products are sold to third parties and we have an obligation to repurchase any unsold inventory. The valuation of our repurchase obligation requires that we make estimates of the prices and differentials assuming settlement occurs at the end of the reporting period.

Throughout the term of the agreement, when Vertex repurchases the crude and refined products from Macquarie or otherwise directs Macquarie to sell such crude and refined products to third parties, the Company decreases the product financing liability balance accordingly.

On May 26, 2023 (the "Commencement Date"), Vertex Renewables Alabama, LLC, an affiliate indirectly wholly-owned by the Company ("Vertex Renewables"), entered into a Supply and Offtake Agreement (the "RD Supply and Offtake Agreement") with Macquarie, pertaining to the supply and financing of renewable biomass feedstocks used for the production of renewable fuels, the offtake and financing of renewable diesel, and the provision of certain financing accommodations with respect to certain agreed environmental attributes associated with the operation of such renewable diesel unit (including Renewable Identification Numbers (RINs), tax credits, and low carbon fuel credits) at the Mobile Refinery.

Hydrocarbon and renewable diesel inventories at the Mobile Refinery are stated at the lower of cost or net realizable value using the weighted average inventory accounting method. Estimating the net realizable value of our inventory requires management to make assumptions about the timing of sales and the expected proceeds that will be realized for these sales. See Note 9 "Inventory" and Note 10 "Inventory Financing Agreement" for more information.

Other locations. Inventories from our legacy business consist of feedstocks and refined petroleum products and recovered ferrous and non-ferrous metals. These commodity inventories are stated at the lower of cost or net realizable value using the first-in, first-out ("FIFO") accounting method.

RINs

The Company is subject to obligations to purchase Renewable Identification Numbers ("RINs") required to comply with the renewable fuel standard implemented by the Environmental Protection Agency ("EPA"), which sets annual quotas for the quantity of renewable fuels (such as ethanol) that must be blended into motor fuels consumed in the United States (the "Renewable Fuel Standard"). The Company's overall RINs obligation is based on a percentage of domestic shipments of on-road fuels as established by the EPA. To the degree the Company is unable to blend the required amount of biofuels to satisfy its RIN obligations, RINs must be purchased on the open market to avoid penalties and fines. The Company records its RIN obligations on a net basis in accrued expenses when its RIN liability is greater than the amount of RINs earned and purchased in a given period and in prepaid and other current assets when the amount of RINs earned and purchased is greater than the RIN liability.

Fixed Assets

Fixed assets are stated at historical costs, or at fair value if purchased in a business acquisition. Depreciation of fixed assets placed in operations is provided using the straight-line method over the estimated useful lives of the assets. The policy of the Company is to charge amounts for major maintenance and repairs to expenses, and to capitalize expenditures for major replacements and betterments.

Turnarounds represent major maintenance activities that require the shutdown of significant parts of a plant to perform necessary inspection, cleaning, repairs, and replacements of assets. Planned turnaround activities vary in frequency dependent on refinery units, and follow the deferral method of accounting. Under the deferral method, the costs of turnarounds are deferred and amortized on a straight-line basis over a four-year period of time, which represents the estimated time until the next turnaround occurs.

Internal-Use Software and Cloud Computing Costs

The Company incurs costs related to internal-use software and cloud computing implementation costs, including purchased software and internally-developed software. Costs incurred in the planning and evaluation stage of internally-developed software and cloud computing development are expensed as incurred. Certain costs incurred and accumulated during the application development stage are capitalized and included within intangibles, net on the consolidated balance sheets. Amortization of internal-use software is recognized on a straight-line basis over the estimated useful life of the assets.

The Company has non-cancellable cloud computing hosting arrangements for which it incurs implementation costs. Costs incurred in the planning and evaluation stage of the cloud computing hosting arrangement are expensed as incurred. Costs incurred during the application development stage related to implementation of the hosting arrangement are capitalized and included within prepaid expenses on the consolidated balance sheets. Amortization of implementation costs is recognized on a straight-line basis over the term of the associated hosting arrangement for each module or component of the related hosting arrangement when it is ready for its intended use. Amortization costs are presented in selling, general and administrative expense on the consolidated statements of operations.

Asset Retirement Obligations

The Company records an asset retirement obligation at fair value for the estimated cost to retire a tangible long-lived asset at the time the Company incurs that liability, which is generally when the asset is purchased, constructed, or leased. The Company records the liability when it has a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the liability can be made. If a reasonable estimate cannot be made at the time the liability is incurred, the Company records the liability when sufficient information is available to estimate the liability's fair value. Certain of the Company's asset retirement obligations are based on its legal obligation to perform remedial activity at its refinery sites when it permanently ceases operations of the long-lived assets. The Company therefore considers the settlement date of these obligations to be indeterminable. Accordingly, the Company cannot calculate an associated asset retirement liability for these obligations at this time. The Company will measure and recognize the fair value of these asset retirement obligations when the settlement date is determinable.

Intangible Assets

Intangible assets are amortized over their estimated useful lives. Amortizable intangible assets are reviewed at least annually to determine whether events and circumstances warrant a revision to the remaining period of amortization or an impairment.

Business Combinations and Goodwill

The Company accounts for business combinations using the acquisition method of accounting. The results of operations for the acquired entities are included in the Company's consolidated financial results from their associated acquisition dates. The Company allocates the purchase price of acquisitions to the tangible assets, liabilities, and identifiable intangible assets acquired based on their estimated fair values. A portion of the purchase price for certain of our acquisitions is contingent upon the realization of certain operating results. The fair values assigned to identifiable intangible assets acquired and contingent consideration were determined by third party specialists engaged by the Company on a case-by-case basis. The excess of the purchase price over the fair value of the identified assets and liabilities is recorded as goodwill. If the fair value of the identified assets and liabilities exceeds the purchase price, a bargain purchase is recognized and included in income from continuing operations.

The Company reviews its indefinite lived intangibles and goodwill for impairment annually or whenever events or circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable.

Environmental Obligations

We accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. The liability represents the expected costs of remediating contaminated soil and groundwater at the site. Costs of future expenditures for environmental remediation obligations are discounted to their present value.

Fair Value of Financial Instruments

Under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), the Company is permitted to elect to measure financial instruments and certain other items at fair value, with the change in fair value recorded in earnings. The Company has elected not to measure any eligible items using the fair value option. Consistent with the Fair Value Measurement Topic of the FASB ASC, the Company implemented guidelines relating to the disclosure of its methodology for periodic measurement of our assets and liabilities recorded at fair market value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

- Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

- Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Our Level 1 assets primarily include our cash and cash equivalents. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The carrying amounts of accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturities of these financial instruments.

Our Level 2 liabilities include our marked to market changes in the estimated value of our open derivative commodity contracts and RINs and other environmental credits held at the balance sheet date. The Company estimates the fair values of the crude oil swaps and collars based on published forward commodity price curves for the underlying commodity as of the date of the estimate for which published forward pricing is readily available. The determination of the fair values above incorporates various factors including the impact of the Company's non-performance risk and the credit standing of the counterparty involved in the Company's derivative commodity contracts. In addition, the Company routinely monitors the creditworthiness of its counterparty.

Our Level 3 liabilities include our marked to market changes in the estimated value of our derivative warrants issued in connection with our Term Loans which were issued on April 1 and May 26, 2022 and December 28, 2023.

Nonfinancial assets and liabilities measured at fair value on a nonrecurring basis include certain nonfinancial assets and liabilities as may be acquired in a business combination and thereby measured initially at fair value. See "Note 3. Mobile Refinery Acquisition" of assets purchased according to the agreement.

Debt Issuance Costs

The Company follows the accounting guidance of ASC 835-30, Interest-Imputation of Interest, which requires that debt issuance costs related to a recognized debt liability be reported on the Consolidated Balance Sheet as a direct reduction from the carrying amount of that debt liability, and amortized over the debt term using the effective interest rate method.

Revenue Recognition

We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when our performance obligations under the terms of a contract with our customers are satisfied. Recognition occurs when the Company transfers control by completing the specified services at the point in time the customer benefits from the services performed or once our products are delivered. Revenue is measured as the amount of consideration we expect to receive in exchange for completing our performance obligations. Sales tax and other taxes we collect with revenue-producing activities are excluded from revenue. In the case of contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the relative stand-alone selling prices of the various goods and/or services encompassed by the contract. We do not have any material significant payment terms, as payment is generally due within 30 days after the performance obligation has been satisfactorily completed. The Company has elected the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that we otherwise would have recognized is one year or less. In applying the guidance in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, there were no judgments or estimates made that the Company deems significant.

The nature of the Company's contracts give rise to certain types of variable consideration. The Company estimates the amount of variable consideration to include in the estimated transaction price based on historical experience, anticipated performance and its best judgment at the time and to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. A majority of the Company's contracts qualify as normal purchase and normal sale transactions.

From time to time, our fuel oil customers in our Black Oil and Recovery segment may request that we store product at our facilities which they purchase from us. We recognize revenues for these "bill and hold" sales only if the following criteria have been met: (1) there is a substantive reason for the arrangement, (2) the product is segregated and identified as the customer's asset, (3) the product is ready for delivery to the customer, and (4) we cannot use the product or direct it to another customer.

Commodity sales contracts may meet the definition of a derivative or may contain embedded derivatives that may require bifurcation from the host contract with the customer. ASC 815-10-15 provides criteria that must be met in order for purchases and sales contracts to qualify for "normal purchase normal sale" (NPNS) scope exception. Per ASC 815-10-15-22, NPNS are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold by the reporting entity over a reasonable period in the normal course of business. The Company has elected the NPNS for qualifying contracts since no net settlement has occurred in the past or is anticipated in the future.

Reclassification of Prior Year Presentation

Certain prior period amounts have been reclassified to conform to current period presentation. The Company reclassified $5.3 million from short term operating lease liabilities to long term operating lease liabilities as of December 31, 2022. This reclassification had no effect on the reported results of operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenue and expenses. Actual results could differ from these estimates. Any effects on the business, financial position or results of operations from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

Significant items subject to estimates and assumptions include the carrying amount and useful lives of property and equipment and intangible assets, impairment assessments, share-based compensation expense, and valuation allowances for accounts receivable, inventories, RINS, deferred tax assets, and derivative liabilities.

Leases

The Company determines whether a contract is or contains a lease when we have the right to control the use of the identified asset in exchange for consideration. Lease liabilities and right-of-use assets ("ROU assets") are recognized at the commencement date based on the present value of lease payments over the lease term. According to ASU No. 2016-02, *Leases (Topic 842)*, the Company elected certain practical expedients which permit us to not reassess whether existing contracts are or contain leases, to not reassess the lease classification of any existing leases, to not reassess initial direct costs for any existing leases, and to not separate lease and nonlease components for all classes of underlying assets. We also made an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet for all classes of underlying assets. Additional information and disclosures required by this new standard are contained in "Note 16. Leases".

Impairment of Long-Lived Assets

The Company evaluates the carrying value and recoverability of its long-lived assets when circumstances warrant such evaluation. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. The Company determined that no long-lived asset impairment existed during the years ended December 31, 2023 and 2022.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method prescribed by FASB ASC Topic 740. The Company records a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and when temporary differences become deductible. The Company considers, among other available information, uncertainties surrounding the recoverability of deferred tax assets, scheduled reversals of deferred tax liabilities, projected future taxable income, and other matters in making this assessment.

As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process requires the Company to estimate its actual current tax liability and to assess temporary differences resulting from differing book versus tax treatment of items, such as deferred revenue, compensation and benefits expense and depreciation. These temporary differences result in deferred tax assets and liabilities, which are included within the Company's consolidated balance sheet. Significant management judgment is required in determining the Company's provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against its net deferred tax assets. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, valuation allowances are established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the level of historical taxable income, scheduled reversals of deferred taxes, projected future taxable income and tax planning strategies that can be implemented by the Company in making this assessment. If actual results differ from these estimates or the Company adjusts these estimates in future periods, the Company may need to adjust its valuation allowance, which could materially impact the Company's consolidated financial position and results of operations.

Tax contingencies can involve complex issues and may require an extended period of time to resolve. Changes in the level of annual pre-tax income can affect the Company's overall effective tax rate. Until all net operating losses are utilized, there is no impact on the effective tax rate. Furthermore, the Company's interpretation of complex tax laws may impact its recognition and measurement of current and deferred income taxes.

The Company recognizes and measures a tax benefit from uncertain tax positions when it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company recognizes a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company adjusts these liabilities when its judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate or future recognition of an unrecognized benefit. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statements of operations. Accrued interest and penalties are included within deferred taxes, unrecognized tax benefits and other long-term liabilities line in the consolidated balance sheet.

Derivative Transactions

All derivative instruments are recorded on the accompanying balance sheets at fair value. Commodity derivative transactions are not designated as cash flow hedges under FASB ASC 815, Derivatives and Hedges. Accordingly, these commodity derivative contracts are marked-to-market and any changes in the estimated value of commodity derivative contracts held at the balance sheet date are recognized in the accompanying statements of operations as increases (losses) or decreases (gains) in cost of revenues. The derivative assets or liabilities are classified as either current or noncurrent assets or liabilities based on their anticipated settlement date. The Company nets derivative assets and liabilities for counterparties where it has a legal right of offset.

The Company, in accordance with ASC 815-40-25 and ASC 815-10-23 Derivatives and Hedging, determined that the Offtake Agreement with Idemitsu is a derivative agreement, but that it meets the qualifications for normal purchase normal sale ("NPNS"). The Company elected to apply the normal purchase normal sale exception to the derivative contract. For contracts elected within the NPNS scope exception, the contracts are accounted for under accrual accounting (ASC 606, Revenue from Contracts with Customers). Regarding presentation within the Statement of Cash Flows, contracts designated as NPNS are considered operating cash flows.

In accordance with ASC 815-40-25 and ASC 815-10-15, Derivatives and Hedging and ASC 480-10-25, Liabilities-Distinguishing from Equity, convertible preferred shares are accounted for net, outside of shareholders' equity and warrants are accounted for as liabilities at their fair value during periods where they can be net cash settled in case of a change in control transaction. The warrants are accounted for as a liability at their fair value at each reporting period. The value of the derivative warrant liability will be re-measured at each reporting period with changes in fair value recorded in earnings. To derive an estimate of the fair value of these warrants, a Dynamic Black Scholes model is utilized which computes the impact of a possible change in control transaction upon the exercise of the warrant shares. This process relies upon inputs such as shares outstanding, our quoted stock prices, strike price and volatility assumptions to dynamically adjust the payoff of the warrants in the presence of the dilution effect.

Stock Based Compensation

The Company accounts for stock-based expense and activity in accordance with FASB ASC Topic 718, which establishes accounting for equity instruments exchanged for services. Under this topic, stock-based compensation costs are measured at the grant date, based on the calculated fair value of the award, and are recognized as an expense over both the employee and non-employee's requisite service period, generally the vesting period of the equity grant.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, expected option term, expected volatility of the stock over the option's expected term, risk-free interest rate over the option's expected term, and the expected annual dividend yield. The Company believes that the valuation technique and approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the stock options granted.

Earnings Per Share

Basic earnings per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the periods presented. The calculation of basic earnings per share for the years ended December 31, 2023, 2022 and 2021, respectively, includes the weighted average of common shares outstanding. Diluted net income (loss) per share is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of common and common equivalent shares outstanding during the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, such as convertible preferred stock, stock options, warrants or convertible securities.

Assets and Liabilities Held for Sale

The Company classifies disposal groups as held for sale in the period in which all of the following criteria are met: (1) management, having the authority to approve the action, commits to a plan to sell the disposal group; (2) the disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such disposal groups; (3) an active program to locate a buyer or buyers and other actions required to complete the plan to sell the disposal group have been initiated; (4) the sale of the disposal group is probable, and transfer of the disposal group is expected to qualify for recognition as a completed sale, within one year, except if events or circumstances beyond the Company's control extend the period of time required to sell the disposal group beyond one year; (5) the disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

A disposal group that is classified as held for sale is initially measured at the lower of its carrying amount or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. No loss was recognized during the periods presented.

Subsequent changes in the fair value of a disposal group less any costs to sell are reported as an adjustment to the carrying amount of the disposal group, as long as the new carrying amount does not exceed the carrying amount of the asset at the time it was initially classified as held for sale. Upon determining that a disposal group meets the criteria to be classified as held for sale, the Company reports the assets and liabilities of the disposal group for all periods presented in the line items assets held for sale and liabilities held for sale, respectively, in the Consolidated Balance Sheets.

Discontinued Operations

The results of operations of a component of the Company that can be clearly distinguished, operationally and for financial reporting purposes, that either has been disposed of or is classified as held for sale is reported in discontinued operations, if the disposal represents a strategic shift that has, or will have, a major effect on the Company's operations and financial results.

New Accounting Pronouncements

Accounting pronouncements adopted by the Company in 2022.

In January 1, 2022, we adopted ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers ("ASU 2021-08"). This ASU changes accounting for recording contract assets and liabilities acquired in a business combination to improve comparability and consistency. No contract assets or liabilities were acquired through our acquisitions since adoption, thus, our adoption of ASU 2021-08 will not impact on our financial condition, results of operations, and cash flows.

On January 1, 2022, we adopted ASU No. 2022-04, Liabilities - Supplier Finance Programs (Subtopic 405-50) Disclosure of Supplier Finance Program Obligations ("ASU 2022-04"). This ASU defines supplier finance programs and establishes new disclosure requirements for such programs. For programs meeting that definition, this ASU requires annual disclosures of key terms, obligations, and certain information related to these programs. Interim disclosure of the amount of outstanding obligations is also required. Our inventory financing agreements do not meet all the necessary criteria within the scope of this ASU, therefore our adoption of ASU 2022-04 will not have a material impact on our financial condition, results of operations, and cash flows.

Accounting pronouncements adopted by the Company in 2023.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). This ASU requires expected credit losses on financial instruments to be recorded over the estimated life of the financial instrument. Prior to this ASU, the guidance required recording of credit losses when those losses were incurred. ASU 2016-13 is applicable to credit losses and allowances on loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and certain other financial assets, but excludes derivative assets under FASB ASC Topic 815 "Derivatives and Hedging." The guidance in this ASU is effective for fiscal years and interim periods beginning after December 15, 2019, with early adoption permitted, and primarily requires adoption on the modified retrospective transition method. On January 1, 2023, we adopted this ASU and our adoption did not have a material impact on our financial condition, results of operations, cash flows, or related disclosures.

Accounting pronouncements not yet adopted.

The Company has not identified any recent accounting pronouncements that are expected to have a material impact on our financial condition, results of operations or cash flows upon adoption.

NOTE 3. MOBILE REFINERY ACQUISITION

On April 1, 2022, the Company completed the acquisition of a 75,000 bpd crude oil refinery located ten miles north of Mobile, in Saraland, Alabama (the "Mobile Refinery") from Equilon Enterprises LLC d/b/a Shell Oil Products US, Shell Oil Company and Shell Chemical LP, subsidiaries of Shell plc ("Shell") (the "Mobile Acquisition"), which provided the Company the opportunity to enter the crude oil refining industry. Total consideration for the acquisition was approximately $227.5 million, of which $124.3 million was paid by Macquarie Energy North America Trading, Inc ("Macquarie") as a result of the simultaneous sale of such inventory to Macquarie pursuant to an Inventory Sales Agreement between our wholly-owned subsidiary, Vertex Refining, NV, LLC ("Vertex Refining"), and Macquarie. Refer to "Note 10. Inventory Financing Arrangement" for more detailed information.

The following table summarizes the determination and recognition of assets acquired (in thousands):

	Financing Agreement	Vertex Acquisition	Total
Inventory	$ 124,311	$ 5,909	$ 130,220
Prepaid assets	—	147	147
Fixed assets	—	97,158	97,158
Total purchase price	$ 124,311	$ 103,214	$ 227,525

The following table presents unaudited pro forma results of operations reflecting the acquisition of the Mobile Refinery as if the acquisition had occurred as of January 1, 2021. This information has been compiled from current and historical financial statements and is not necessarily indicative of the results that actually would have been achieved had the transaction occurred at the beginning of the periods presented or that may be achieved in the future (in thousands):

	For the Year Ended December 31,		
	2023	2022	2021
Revenue	$ 2,642,702	$ 3,216,285	$ 1,975,500
Net income (loss)	$ 68,574	$ 77,336	$ (25,800)

NOTE 4. COMMITMENTS AND CONTINGENCIES

Litigation

The Company, in its normal course of business, is involved in various claims and legal action. In the opinion of management, the outcome of these claims and actions will not have a material adverse impact upon the financial position of the Company. We are currently party to the following material litigation proceedings:

Doucet litigation:

Vertex Refining LA, LLC ("Vertex Refining LA"), the wholly-owned subsidiary of Vertex Operating was named as a defendant, along with numerous other parties, in five lawsuits filed on or about February 12, 2016, in the Second Parish Court for the Parish of Jefferson, State of Louisiana, Case No. 121749, by Russell Doucet et. al., Case No. 121750, by Kendra Cannon et. al., Case No. 121751, by Lashawn Jones et. al., Case No. 121752, by Joan Strauss et. al. and Case No. 121753, by Donna Allen et. al. The suits relate to alleged noxious and harmful emissions from our facility located in Marrero, Louisiana. The suits seek damages for physical and emotional injuries, pain and suffering, medical expenses and deprivation of the use and enjoyment of plaintiffs' homes. We intend to vigorously defend ourselves and oppose the relief sought in the complaints, provided that at this stage of the litigation, the Company has no basis for determining whether there is any likelihood of material loss associated with the claims and/or the potential and/or the outcome of the litigation.

Penthol litigation:

On November 17, 2020, Vertex Energy Operating, LLC ("Vertex") filed a lawsuit against Penthol LLC ("Penthol") in the 61st Judicial District Court of Harris County, Texas, Cause No. 2020-65269, for breach of contract and simultaneously sought a Temporary Restraining Order and Temporary Injunction enjoining Penthol from, among other things, circumventing Vertex in violation of the terms of that certain June 5, 2016 Sales Representative and Marketing Agreement entered into between Vertex Operating and Penthol (the "Penthol Agreement"). Thereafter, Penthol terminated the Penthol Agreement more than a year prior to the contractual termination date. Vertex seeks damages, attorneys' fees, costs of court, and all other relief to which it may be entitled.

On February 8, 2021, Penthol filed a complaint against Vertex in the United States District Court for the Southern District of Texas; Civil Action No. 4:21-CV- 416 (the "Complaint"). Penthol sought damages from Vertex for alleged violations of the Sherman Act, breach of contract, business disparagement, fraud, tortious interference with prospective and current business relations, and misappropriation of trade secrets under the Defend Trade Secrets Act and Texas Uniform Trade Secrets Act. On August 12, 2021, United States District Judge Andrew S. Hanen dismissed Penthol's Sherman Act claim. On May 26, 2023, Judge Hanen granted in part Vertex's motion for summary judgment and dismissed Penthol's business disparagement, fraud, and tortious interference claims. Penthol's remaining claims remain pending. Penthol is seeking a declaration that Vertex has materially breached the agreement; an injunction that prohibits Vertex from using Penthol's alleged trade secrets and requires Vertex to return any of Penthol's alleged trade secrets; awards of actual, consequential and exemplary damages, attorneys' fees and costs of court; and other relief to which it may be entitled. Vertex denies Penthol's allegations. Vertex denies Penthol's claims, and believes that Penthol's termination of the Penthol Agreement was wrongful and resulted in damages to Vertex. Further, Vertex contends that Penthol's termination of the Penthol Agreement constitutes a breach by Penthol under the express terms of the Penthol Agreement, and that Vertex remains entitled to payment of the amounts due Vertex under the Penthol Agreement for unpaid commissions and unpaid performance incentives. Vertex disputes Penthol's allegations of wrongdoing and intends to vigorously defend itself in this matter.

The parties agreed to move the pending claims and defenses in the Texas state court lawsuit into the federal court lawsuit. All pending claims between the parties are now in the federal court action.

The parties conducted numerous depositions and substantial document discovery. The case was tried to the bench on October 30, 2023, and a post-trial briefing was submitted on November 22, 2023. Judge Hanen has not yet issued a decision in the case.

Putative Class Action Litigation:

On April 13, 2023, William C. Passmore filed a putative class action lawsuit against the Company; Benjamin P. Cowart, our Chief Executive Officer and Chairman; and Chris Carlson, our Chief Financial Officer; in the United States District Court for the Southern District of Alabama (Southern Division). In May 2023 and June 2023, additional plaintiffs filed virtually identical putative class action lawsuits against the same three defendants, the first of which was filed in the same courthouse and the second of which was filed in the United States District Court for the Southern District of Texas (Houston Division). These three putative class action lawsuits are substantially similar and allege that the Company, through Messrs. Cowart and Carlson, issued materially false and misleading statements, or omitted material information, regarding the projected future financial performance of the Mobile Refinery in 2022. The plaintiffs have asserted claims for violations of Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act, against all defendants. On January 24, 2023, the Court in the first-filed case granted the plaintiffs' motions for consolidation and ordered that the consolidated cases be transferred from the Southern District of Alabama to the Southern District of Texas. The plaintiffs' pending and competing motions to become lead plaintiff and lead plaintiff's counsel in the putative class actions will be ruled on by the federal court in Houston.

Shareholder Derivative Lawsuits:

In June 2023, Zachary Sinrich, derivatively on behalf of the Company, filed a shareholder derivative lawsuit against certain current and former Directors (Mr. Benjamin P. Cowart, Mr. Dan Borgen, Mr. Christopher Stratton, Mr. Timothy Harvey, Ms. Karen Maston and Mr. Odeh Khoury) and Officers (Mr. Cowart and Mr. Chris Carlson) in the District Court of Harris County, Texas (Case 2023-35261). The suit alleges that the Directors and Officers of the Company breached duties owed to the Company by allowing the Company to issue materially false and misleading statements, or failing to disclose material information, regarding the projected future financial performance of the Mobile Refinery in 2022. The plaintiff has asserted claims for breach of fiduciary duty and for unjust enrichment against all defendants. Plaintiff is seeking multiple forms of relief, including high-level resolutions for amendments to the Company's corporate governance documents. On July 19, 2023, the Court granted the plaintiff's notice of non-suit as to two current Directors (Ms. Maston and Mr. Khoury), dismissing them from the lawsuit without prejudice. On July 27, 2023, the parties filed a joint motion to stay the derivative lawsuit pending the outcome of an anticipated motion to dismiss in the putative securities class action (post-consolidation of the cases). The Court issued an order staying the case, as requested, on August 28, 2023.

The Company is also defending a second shareholder derivative lawsuit filed in late-June 2023. While the named defendants in the second-filed shareholder derivative lawsuit vary slightly from the first-filed shareholder derivative lawsuit, the allegations and relief sought are virtually identical. As was done in the first-filed derivative suits, on October 4, 2023, the parties jointly requested, and the Court granted, a stay of the lawsuit pending the outcome of an anticipated motion to dismiss in the putative securities class action litigation.

Notwithstanding the fact that the Company and the defendants have stayed these cases, even if the putative class actions are successfully dismissed, the Company will need to separately address the plaintiffs' filing of these shareholder derivative lawsuits.

Martin Energy litigation:

On October 31, 2022, Martin Energy Services LLC ("Martin") filed a petition against Vertex Refining Alabama LLC, Case No. 2022-71500, in the 234th District Court of Harris County, Texas. Martin claimed breach of contract under a Sales Contract between the parties, fraudulent inducement and fraud by non-disclosure. Vertex filed an answer and alleged various affirmative defenses. Vertex denies the allegations and is vigorously defending them. The parties completed discovery on December 1, 2023. The parties began a bench trial in front of Harris County District Court Judge Lauren Reeder on January 30, 2024, and completed the trial on January 31, 2024. On February 27, 2024, the court rendered judgment that Martin take nothing on its claims for breach of contract, fraudulent inducement and fraud by non-disclosure and each party bear its own costs. It's unclear at this time whether Martin will appeal the judgment.

Environmental Matters

Like other petroleum refiners, we are subject to federal, state, and local environmental laws and regulations. These laws generally provide for control of pollutants released into the environment and require responsible parties to undertake remediation of hazardous waste disposal. These governmental entities may also propose or assess fines or require corrective actions for these asserted violations. Except as disclosed below, we do not anticipate that any such matters currently known to management will have a material impact on our financial condition, results of operations, or cash flows. As of December 31, 2023 and 2022, we have $1.4 million recorded in accrued liabilities for anticipated environment clean-up costs.

NOTE 5. REVENUES

The following tables present our revenues disaggregated by geographical market and revenue source (in thousands):

| | Year ended December 31, 2023 | | | |
	Refining & Marketing	Black Oil & Recovery	Corporate & Eliminations	Consolidated
Primary Geographical Markets				
Gulf Coast	$ 3,045,991	$ 144,235	$ (13,039)	$ 3,177,187
Sources of Revenue				
Refined products:				
Gasolines	$ 663,442	$ —	$ —	$ 663,442
Jet Fuels	561,848	—	—	561,848
Diesel	695,074	—	—	695,074
Renewable diesel	269,807	—	—	269,807
Other refinery products [1]	817,766	121,122	(13,039)	925,849
Re-refined products:				
Pygas	16,421	—	—	16,421
Metals [2]	—	12,226	—	12,226
Other re-refined products [3]	1,576	3,733	—	5,309
Services:				
Terminalling	20,057	—	—	20,057
Oil collection services	—	7,154	—	7,154
Total revenues	$ 3,045,991	$ 144,235	$ (13,039)	$ 3,177,187

| | Year ended December 31, 2022 | | | |
	Refining & Marketing	Black Oil & Recovery	Corporate & Eliminations	Consolidated
Primary Geographical Markets				
Gulf Coast	$ 2,606,644	$ 185,071	$ —	$ 2,791,715
Sources of Revenue				
Refined products:				
Gasolines	$ 627,081	$ —	$ —	627,081
Jet Fuels	438,999	—	—	438,999
Diesel	940,095	—	—	940,095
Other refinery products [1]	364,065	163,095	—	527,160
Re-refined products:				
Pygas	51,154	—	—	51,154
Metals [2]	—	16,356	—	16,356
Other re-refined products [3]	178,639	2,749	—	181,388
Services:				
Terminalling	6,611	—	—	6,611
Oil collection services	—	2,871	—	2,871
Total revenues	$ 2,606,644	$ 185,071	$ —	$ 2,791,715

| | Year ended December 31, 2021 | | | |
	Refining & Marketing	Black Oil & Recovery	Corporate & Eliminations	Consolidated
Primary Geographical Markets				
Gulf Coast	$ 93,230	$ 114,530	$ —	$ 207,760
Sources of Revenue				
Refined products:				
Gasolines	$ 23,928	$ —	$ —	$ 23,928
Diesel	54,263	—	—	54,263
Other refinery products [1]	—	85,253	—	85,253
Re-refined products:				
Pygas	13,438	—	—	13,438
Metals [2]	—	23,707	—	23,707
Other re-refined products [3]	1,601	1,904	—	3,505
Services:				
Oil collection services	—	3,666	—	3,666
Total revenues	$ 93,230	$ 114,530	$ —	$ 207,760

(1) Other refinery products include the sales of base oil, VGO (vacuum gas oil), cutterstock and Hydrotreated VGO and other petroleum products.

(2) Metals consist of recoverable ferrous and non-ferrous recyclable metals from manufacturing and consumption. Scrap metal can be recovered from pipes, barges, boats, building supplies, surplus equipment, tanks, and other items consisting of metal composition. These materials are segregated, processed, cut-up and sent back to a steel mill for re-purposing.

(3) Other re-refinery products include the sales of asphalt, condensate, recovered products, and other petroleum products.

NOTE 6. SEGMENT REPORTING

The Refining and Marketing segment consists primarily of the sale of gasoline, diesel, renewable diesel and jet fuel produced at the Mobile Refinery as well as pygas and industrial fuels, which are produced at a third-party facility. During the second quarter of 2023, the Mobile Refinery began processing soybean oil into renewable diesel.

The Black Oil and Recovery segment consists primarily of the sale of (a) petroleum products which include base oil and industrial fuels—which consist of used motor oils, cutterstock and fuel oil generated by our facilities; (b) oil collection services—which consist of used oil sales, burner fuel sales, antifreeze sales and service charges; (c) the sale of other re-refinery products including asphalt, condensate, recovered products, and used motor oil; (d) transportation revenues; (e) the sale of VGO/marine fuel; (f) the sale of ferrous and non-ferrous recyclable Metal(s) products that are recovered from manufacturing and consumption; and (g) revenues generated from trading/marketing of Group III Base Oils. The Black Oil and Recovery segment includes the Heartland Assets and Operations, which are presented herein as discontinued operations.

We also disaggregate our revenue by product category for each of our segments, as we believe such disaggregation helps depict how our revenue and cash flows are affected by economic factors.

Segment information for the years ended December 31, 2023, 2022 and 2021 are as follows (in thousands):

124

YEAR ENDED DECEMBER 31, 2023

	Refining and Marketing	Black Oil & Recovery	Corporate and Eliminations	Total
Revenues:				
Refined products	$ 3,007,937	$ 121,122	$ (13,039)	$ 3,116,020
Re-refined products	17,997	15,959	—	33,956
Services	20,057	7,154	—	27,211
Total revenues	3,045,991	144,235	(13,039)	3,177,187
Cost of revenues (exclusive of depreciation and amortization shown separately below)	2,894,617	124,731	(13,352)	3,005,996
Depreciation and amortization attributable to costs of revenues	22,118	4,900	—	27,018
Gross profit	129,256	14,604	313	144,173
Selling, general and administrative expenses	118,165	19,788	30,687	168,640
Depreciation and amortization attributable to operating expenses	3,311	164	671	4,146
Income (loss) from operations	7,780	(5,348)	(31,045)	(28,613)
Other income (expenses)				
Other income (expense)	—	600	33	633
Gain on change in derivative liability	—	—	7,992	7,992
Interest expense	(18,092)	(188)	(101,287)	(119,567)
Total other income (expense)	(18,092)	412	(93,262)	(110,942)
Loss from continuing operations before income tax	$ (10,312)	$ (4,936)	$ (124,307)	$ (139,555)
Total capital expenditures	$ 127,729	$ 12,584	$ —	$ 140,313

YEAR ENDED DECEMBER 31, 2022

	Refining and Marketing	Black Oil & Recovery	Corporate and Eliminations	Total
Revenues:				
Refined products	$ 2,370,240	$ 163,095	$ —	$ 2,533,335
Re-refined products	229,793	19,105	—	248,898
Services	6,611	2,871	—	9,482
Total revenues	2,606,644	185,071	—	2,791,715
Cost of revenues (exclusive of depreciation and amortization shown separately below)	2,453,809	144,467	—	2,598,276
Depreciation and amortization attributable to costs of revenues	9,605	3,824	—	13,429
Gross profit	143,230	36,780	—	180,010
Selling, general and administrative expenses	83,001	17,241	27,540	127,782
Depreciation and amortization attributable to operating expenses	2,593	180	900	3,673
Income (loss) from operations	57,636	19,359	(28,440)	48,555
Other income (expenses)				
Other income (expense)	18	(104)	(220)	(306)
Gain on change in derivative liability	—	—	7,821	7,821
Interest expense	(10,414)	(50)	(69,447)	(79,911)
Total other income (expense)	(10,396)	(154)	(61,846)	(72,396)
Loss from continuing operations before income tax	$ 47,240	$ 19,205	$ (90,286)	$ (23,841)
Total capital expenditures	$ 72,588	$ 2,924	$ —	$ 75,512

YEAR ENDED DECEMBER 31, 2021	Refining and Marketing	Black Oil & Recovery	Corporate and Eliminations	Total
Revenues:				
Refined products	$ 78,191	$ 85,253	$ —	$ 163,444
Re-refined products	15,039	25,611	—	40,650
Services	—	3,666	—	3,666
Total revenues	93,230	114,530	—	207,760
Cost of revenues (exclusive of depreciation and amortization shown separately below)	89,570	89,216	—	178,786
Depreciation and amortization attributable to costs of revenues	509	3,534	—	4,043
Gross profit	3,151	21,780	—	24,931
Selling, general and administrative expenses	3,277	14,444	12,885	30,606
Loss on Assets Impairment	—	2,124	—	2,124
Depreciation and amortization attributable to operating expenses	434	234	1,013	1,681
Income (loss) from operations	(560)	4,978	(13,898)	(9,480)
Other income (expenses)				
Other income (expense)	—	—	4,158	4,158
Loss on change in derivative liability	—	—	(15,685)	(15,685)
Interest expense	—	—	(3,832)	(3,832)
Total other income	—	—	(15,359)	(15,359)
Loss from continuing operations before income tax	$ (560)	$ 4,978	$ (29,257)	$ (24,839)
Total capital expenditures	$ —	$ 2,331	$ —	$ 2,331

Total assets by segment were as follows (in thousands):

AS OF DECEMBER 31, 2023	Refining & Marketing	Black Oil & Recovery	Corporate and Eliminations	Consolidated
Total assets	$ 661,101	$ 106,524	$ 86,999	$ 854,624

AS OF DECEMBER 31, 2022	Refining & Marketing	Black Oil & Recovery	Corporate and Eliminations	Consolidated
Total assets	$ 410,975	$ 105,109	$ 173,301	$ 689,385

Segment assets for the Refining and Marketing and Black Oil and Recovery segments consist of property, plant, and equipment, right-of-use assets, intangible assets, accounts receivable, inventories and other assets. Assets for the corporate unallocated amounts consist of property, plant, and equipment used at the corporate headquarters, intangible assets, certain prepaid assets, assets held for sale as well as cash.

NOTE 7. ACCOUNTS RECEIVABLE

Accounts receivable, net, consists of the following at December 31 (in thousands):

	2023	2022
Accounts receivable trade	$ 37,473	$ 36,098
Allowance for credit losses	(1,309)	(1,550)
Accounts receivable, net	$ 36,164	$ 34,548

Accounts receivable trade represents amounts due from customers. Accounts receivable trade are recorded at invoiced amounts, net of reserves and allowances and do not bear interest.

Bad debt recovery was $224.0 thousand, for the year ended December 31, 2023, and bad debt expense was $241.8 thousand and $825.6 thousand for the years ended December 31, 2022 and 2021, respectively from continued operations.

NOTE 8. CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

The Company has concentrated credit risk for cash by maintaining deposits in one bank. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. From time to time during the years ended December 31, 2023 and 2022, the Company's cash balances exceeded the federally insured limits. No losses have been incurred relating to this concentration.

At December 31, 2023, 2022, and 2021 and for the years then ended, the Company's revenues and receivables were comprised of the following customer concentrations:

	2023		2022		2021	
	% of Revenues	% of Receivables	% of Revenues	% of Receivables	% of Revenues	% of Receivables
Customer 1	35%	2%	39%	11%	—%	—%
Customer 2	32%	26%	28%	23%	—%	—%
Customer 3	2%	3%	9%	28%	39%	26%

For the years ended December 31, 2023, 2022 and 2021, the Company's segment revenues were comprised of the following customer concentrations:

	% of Revenue by Segment 2023		% of Revenue by Segment 2022		% of Revenue by Segment 2021	
	Refining and Marketing	Black Oil and Recovery	Refining and Marketing	Black Oil and Recovery	Refining and Marketing	Black Oil and Recovery
Customer 1	36%	—%	42%	—%	—%	—%
Customer 2	33%	11%	30%	—%	—%	—%
Customer 3	1%	27%	4%	85%	—%	71%

As of and for the year ended December 31, 2023 and 2022, substantially all of the Company's crude oil, which is used in our Refining and Marketing segment, is purchased from a single vendor. For the year ended December 31, 2021, the Company had one vendor which accounted for 35% of total purchases.

The Company's revenue, profitability and future rate of growth are substantially dependent on prevailing prices for petroleum-based products. Historically, the energy markets have been very volatile, and there can be no assurance that these prices will not be subject to wide fluctuations in the future. A substantial or extended decline in such prices could have a material adverse effect on the Company's financial position, results of operations, cash flows, and access to capital and on the quantities of petroleum-based products that the Company can economically produce.

NOTE 9. INVENTORY

The following table describes the Company's inventory balances by category as of December 31, 2023 and 2022 (in thousands):

	As of December 31 2023	As of December 31, 2022
Crude oil	$ 60,702	$ 59,131
Renewable feedstocks	27,450	—
Refined products	91,911	74,311
Re-refined products	2,057	2,031
Total inventory	$ 182,120	$ 135,473

NOTE 10. INVENTORY FINANCING AGREEMENT

The following table summarizes our outstanding obligations under our inventory financing agreements (in thousands):

	December 31, 2023	December 31, 2022
Obligations under inventory financing agreement	$ 141,343	$ 119,189
Unamortized financing cost	(250)	(1,250)
Obligations under inventory financing agreement, net	$ 141,093	$ 117,939

The valuation of our obligations at the end of each reporting period requires that we make estimates of the prices and differentials for our then monthly forward purchase obligations.

Supply and Offtake Agreement

On April 1, 2022 (the "Commencement Date"), Vertex Refining entered into a Supply and Offtake Agreement (the "Supply and Offtake Agreement") with Macquarie, pertaining to crude oil supply and offtake of finished products located at the Mobile Refinery acquired on April 1, 2022.

Under the Supply and Offtake Agreement, Macquarie purchases the majority of the crude oil utilized at the Mobile Refinery and holds legal title prior to its sale to Vertex Refining for consumption within the Mobile Refinery processing units. Also pursuant to the Supply and Offtake Agreement, Macquarie purchases from Vertex Refining substantially all of the Mobile Refinery's output of certain refined products and owns such refined products while they are located within certain specified locations at the Mobile Refinery. Macquarie takes title to the refined products stored in our storage tanks until they are sold. We record the inventory owned by Macquarie on our behalf as inventory with a corresponding accrued liability on our balance sheet because we maintain the risk of loss until the refined products are sold to third parties and we have an obligation to repurchase any unsold inventory.

Pursuant to the Supply and Offtake Agreement and subject to the terms and conditions therein, Macquarie may during the term of the Supply and Offtake Agreement procure crude oil and refined products from certain third parties which may be sold to Vertex Refining or third parties (including customers of Vertex Refining) pursuant to the Supply and Offtake Agreement.

The Supply and Offtake Agreement expires March 31, 2024, subject to the performance of customary covenants, and certain events of default and termination events provided therein, for a facility of that size and type. The agreement automatically extends for another 12 months after the end of the initial term, unless terminated prior to such date by either party with 180 days prior written notice. Neither party exercised the termination clause.

Amendment No. 1 to Supply and Offtake Agreement

In connection with the entry into the RD Supply and Offtake Agreement, discussed below, Macquarie, Vertex Refining and the Company, entered into Amendment Agreement No. 1 to the Supply and Offtake Agreement ("Amendment 1"). Pursuant to Amendment 1, the Supply and Offtake Agreement was amended to include certain additional documents relating to the RD Supply and Offtake Agreement as transaction documents, and to update such Supply and Offtake Agreement in connection therewith, to amend the unwind procedures associated with the Supply and Offtake Agreement, and to update or revise certain other covenants set forth in the Supply and Offtake Agreement relating to cross defaults, finance agreements, minimum liquidity, and guarantor requirements, to be conformed with changes made to analogous provisions in, or to otherwise account for, the RD Supply and Offtake Agreement terms. Amendment 1 also made conforming amendments to certain other agreements relating to the Supply and Offtake Agreement.

Renewables RD Supply and Offtake Agreement

On May 26, 2023 (the "Commencement Date"), Vertex Renewables Alabama, LLC, an affiliate indirectly wholly-owned by the Company ("Vertex Renewables"), entered into a Supply and Offtake Agreement (the "RD Supply and Offtake Agreement") with Macquarie, pertaining to the supply and financing of renewable biomass feedstocks used for the production of renewable fuels, the offtake and financing of renewable diesel, and the provision of certain financing accommodations with respect to certain agreed environmental attributes associated with the operation of such renewable diesel unit (including Renewable Identification Numbers (RINs), tax credits, and low carbon fuel credits) at the Mobile Refinery.

The RD Supply and Offtake Agreement has a 24 month term following the Effective Date, which was May 26, 2023, subject to the performance of customary covenants, and may be terminated earlier following the occurrence of certain events of default and termination events provided therein that are customary for a facility of this size and type and subject to applicable cure periods in certain events. Additionally, either party may terminate the agreement at any time, for any reason, with not less than

180 days prior notice to the other. In the event Vertex Renewables is the terminating party, Vertex Refining must also at the same time, terminate that certain Supply and Offtake Agreement entered into with Macquarie dated April 1, 2022.

Pursuant to the Supply and Offtake Agreement, we pay or receive certain fees from Macquarie based on changes in market prices over time. The following table summarizes the inventory intermediation fees, financing costs, which are included in cost of sale, and interest expenses (in thousands):

| | For the Year Ended December 31, | |
	2023	2022
Intermediation fee	$ 19,756	$ 50,766
Inventory financing fees (include over/under)	$ 6,389	$ (5,450)
Interest expense and financing costs, net	$ 11,553	$ 6,912

NOTE 11. PREPAID EXPENSES AND OTHER CURRENT ASSETS

The following table describes the Company's prepaid expenses and other current assets balances (in thousands):

	As of December 31, 2023	As of December 31, 2022
Prepaid insurance	$ 8,076	$ 8,356
Commodity derivative advance	1,502	5,472
Sulfur credits	3,462	1,648
Benzene credits	—	353
Prepaid feedstock	9,845	—
Prepaid freight	3,260	—
Prepaid operating expenses	4,756	5,160
Inventory financing deposit	15,259	10,329
Derivative commodity assets	11	—
Other current assets	7,003	5,342
Total prepaid expenses & other current assets	$ 53,174	$ 36,660

NOTE 12. FIXED ASSETS, NET

Fixed assets consist of the following (in thousands):

	Useful Life (in years)	December 31, 2023	December 31, 2022
Equipment	7-20	$ 276,331	$ 97,120
Furniture and fixtures	7	46	86
Leasehold improvements	15	2,852	2,852
Office equipment	5	1,400	1,433
Vehicles	5	15,087	9,212
Building	20	3,663	2,334
Turnarounds	4	21,100	18,964
Construction in progress		53,467	96,765
Land		9,793	9,168
Total fixed assets		383,739	237,934
Less accumulated depreciation		(57,628)	(36,185)
Net fixed assets		$ 326,111	$ 201,749

For the years ended December 31, 2023 and 2022, the Company capitalized interest totaling $6.9 million and $2.1 million, which related to a major construction project at Mobile Refinery.

Depreciation expense was $23.3 million, $11.1 million and $3.9 million for the years ended December 31, 2023, 2022 and 2021, respectively, for the continued operations.

Construction in progress is related to refining equipment at our various facilities. During August 2021, Hurricane Ida made landfall in southeast Louisiana, approximately 30 miles directly south and west of the Myrtle Grove facility, which resulted in the entire 42 acre Myrtle Grove site to be covered with 4-6 feet of storm surge and thus damages of assets and equipment. The Company reviewed the inspection report and related information from insurance companies and a third party engineer, and determined that there is no 100% certainty around the recoverability of some Construction-In-Progress assets such as fire heaters and pumps and instrumentation. The original values of identical or similar assets was used to determine the impairment amount. The Company recorded $2.1 million of loss on assets impairment within other operating expenses on the Consolidated Statements of Operations in the fourth quarter of 2021, of which the entire amount is related to our Black Oil segment.

Asset Retirement Obligations:

The Company has asset retirement obligations with respect to certain of its refinery assets due to various legal obligations to clean and/or dispose of various component parts of each refinery at the time they are retired. However, these component parts can be used for extended and indeterminate periods of time as long as they are properly maintained and/or upgraded. It is the Company's practice and current intent to maintain its refinery assets and continue making improvements to those assets based on technological advances. As a result, the Company believes that its refinery assets have indeterminate lives for purposes of estimating asset retirement obligations because dates, or ranges of dates, upon which the Company would retire refinery assets cannot reasonably be estimated. When a date or range of dates can reasonably be estimated for the retirement of any component part of a refinery, the Company estimates the cost of performing the retirement activities and records a liability for the fair value of that cost using established present value techniques.

NOTE 13. INTANGIBLE ASSETS, NET

Components of intangible assets (subject to amortization) consist of the following items (in thousands):

	Useful Life (in years)	December 31, 2023			December 31, 2022		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relations	5	$ 1,658	$ 989	$ 669	$ 978	$ 974	$ 4
Vendor relations	10	4,778	4,639	139	4,778	4,575	203
Trademark/Trade name	15	887	657	230	887	608	279
TCEP Technology/Patent	15	13,287	9,724	3,563	13,287	8,838	4,449
Software and cloud	3	12,567	5,627	6,940	9,387	2,495	6,892
		$ 33,177	$ 21,636	$ 11,541	$ 29,317	$ 17,490	$ 11,827

Intangible assets are amortized on a straight-line basis. We continually evaluate the amortization period and carrying basis of intangible assets to determine whether subsequent events and circumstances warrant a revised estimated useful life or reduction in value.

Total amortization expense of intangibles was $4.1 million, $3.7 million and $1.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Estimated future amortization expense is as follows:

2024	$	4,414
2025		2,093
2026		1,314
2027		1,124
2028		517
Thereafter		2,079
	$	11,541

NOTE 14. ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Accrued purchases	$ 17,685	$ 21,185
Accrued interest	460	1,488
Accrued compensation and benefits	7,605	6,530
Accrued taxes other than payroll taxes	826	1,102
RINS obligations	46,153	51,355
Benzene credits obligations	531	—
Unearned revenue	325	—
Environmental liabilities - current	51	51
Derivative commodity liability	—	242
	$ 73,636	$ 81,953

NOTE 15. FINANCING ARRANGEMENTS

The Company's outstanding debt as of December 31, 2023 and 2022 is summarized as follows (in thousands):

Creditor	Loan Type	2023	2022
Convertible Senior Note	Note	$ 15,230	$ 95,178
Term loan due April 1, 2025	Loan	195,950	165,000
SBA Loan	SBA Loan	—	59
Various institutions	Short term loan	6,237	5,602
Principal amount of long-term debt		217,417	265,839
Less: unamortized discount and deferred financing costs		(30,354)	(81,918)
Total debt, net of unamortized discount and deferred financing costs		187,063	183,921
Less: current maturities		(16,362)	(13,911)
Long term debt, net of current maturities		$ 170,701	$ 170,010

Future maturities of long-term debt, excluding financing lease obligations, as of December 31, 2023 are summarized as follows (in thousands):

Period Ended December 31,		Amount Due
2024	$	16,362
2025		185,825
2026		—
2027		15,230
Total	$	217,417

Short Term Loan

The Company financed insurance premiums through various financial institutions bearing interest at rates ranging from 3.24% to 6.25% per annum. All such premium finance agreements have maturities of less than one year and have a balance of $4,893 thousand at December 31, 2023 and $5,602 thousand at December 31, 2022.

The Company has a short-term promissory note for the purchase of assets with an outstanding balance of $1,344 thousand bearing 8.5% interest rate per annum at December 31, 2023.

Term Loan

Vertex Refining, the Company, as a guarantor, substantially all of the Company's direct and indirect subsidiaries, as guarantors, certain funds as lenders (the "Lenders"), and Cantor Fitzgerald Securities, in its capacity as administrative agent and collateral agent for the Lenders (the "Agent"), entered into a Loan and Security Agreement on April 1, 2022 (as amended from time to time, the "Loan and Security Agreement").

On September 30, 2022, the parties entered into a second amendment to the Loan and Security Agreement which (a) extended the date that the Company was required to begin initial commercial production of renewable diesel at the Mobile Refinery, from February 28, 2023 to April 28, 2023 (which date the Lender further agreed to extend until July 14, 2023), and provided other corresponding extensions of the milestones required to complete the Company's capital project designed to modify the Mobile Refinery's existing hydrocracking unit to produce renewable diesel fuel on a standalone basis, which as previously described, mechanical completion was achieved in connection with in March 2023; and (b) waived and extended certain deadlines and time periods for the Company to take other actions in connection with the Loan and Security Agreement.

On December 28, 2023, the parties entered into a fifth amendment to the Loan and Security Agreement (a) pursuant to which certain of the Lenders (the "Additional Lenders") agreed to provide an additional term loan in the amount of $50 million (the "Additional Term Loan", and together with the existing term loans, the "Term Loan"); and (b) the Lender's waived certain technical events of default which had occurred under the Loan and Security Agreement, mainly relating to monetary thresholds for indebtedness and investments; and to include certain other mutually negotiated changes to the Loan and Security Agreement.

Amounts outstanding under the existing Term Loan mature at April 1, 2025, and bear interest at a rate per annum equal to the sum of (i) the greater of (x) the per annum rate publicly quoted from time to time by The Wall Street Journal as the "Prime Rate" in the United States minus 1.50% as in effect on such day and (y) the Federal Funds rate for such day plus 0.50%, subject in the case of this clause (i), to a floor of 1.0%, plus (ii) 10.25%, currently 17.25%. Interest is payable in cash (i) quarterly, in arrears, on the last business day of each calendar quarter, commencing on the last business day of the calendar quarter ending March 28, 2024, (ii) in connection with any payment, prepayment or repayment of the Term Loans, and (iii) at maturity (whether upon demand, by acceleration or otherwise). Pursuant to the Loan and Security Agreement, on the last day of March, June, September and December of each year (or if such day is not a business day, the next succeeding business day), beginning on June 28, 2024 and ending on December 31, 2024, Vertex Refining is required to repay $2,687,500 of the principal amount of the Term Loans, subject to reductions in the event of any prepayment of the Loan and Security Agreement.

Pursuant to the Loan and Security Agreement, the Lenders agreed to provide a $215.0 million term loan to Vertex Refining (the "Term Loan"). The Company paid off $19.1 million owed under the term loan during the year ended December 31, 2023.

Warrant Agreements and Derivative Liabilities

In connection with the Loan and Security Agreement, and as additional consideration for the Lenders agreeing to loan funds to the Company thereunder, the Company granted warrants to purchase 2.75 million shares of common stock of the Company to the Lenders (and/or their affiliates) on April 1, 2022 (the "Initial Warrants"). The terms of the warrants are set forth in a Warrant Agreement (the "April 2022 Warrant Agreement") entered into on April 1, 2022, between the Company and Continental Stock Transfer & Trust Company as warrant agent.

In connection with the entry into the Amendment No. One to Loan and Security Agreement, and as a required term and condition thereof, on May 26, 2022, the Company granted warrants (the "Additional Warrants" and together with the Initial Warrants, the "Warrants") to purchase 0.25 million shares of the Company's common stock to the Additional Lenders and their affiliates. The terms of the Additional Warrants are set forth in a Warrant Agreement (the "May 2022 Warrant Agreement" and together with the April 2022 Warrant Agreement, the "Prior Warrant Agreements") entered into on May 26, 2022, between the Company and Continental Stock Transfer & Trust Company as warrant agent.

In connection with the entry into Amendment No. Five to Loan and Security Agreement, and as a required term and condition thereof, on December 28, 2023, the Company granted warrants (the "New Warrants") to purchase 1.0 million shares of the Company's common stock to the additional lenders and their affiliates. As additional consideration for the Lenders agreeing to Amendment No. Five to Loan Agreement, the Company agreed to reprice the Prior Warrants to have an exercise price of $3.00 per share (the "Warrant Repricing").

Each Warrant holder has a put right to require the Company to repurchase any portion of the warrants held by such holder concurrently with the consummation of a fundamental transaction, as detailed in the agreement. The fundamental transaction clause requires the warrants to be classified as liabilities. The fair value of the warrants is presented in "Note 20. Fair Value Measurements", and warrant activities are presented in "Note 18. Stock Based Compensation and Warrants".

Indenture and Convertible Senior Notes

On November 1, 2021, we issued $155 million aggregate principal amount at maturity of our 6.25% Convertible Senior Notes due 2027 (the "Convertible Senior Notes") pursuant to an Indenture (the "Indenture"), dated November 1, 2021, between the Company and U.S. Bank National Association, as trustee (the "Trustee"), in a private offering (the "Note Offering") to persons reasonably believed to be "qualified institutional buyers" and/or to "accredited investors" in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Securities Purchase Agreements. The issue price was 90% of the face amount of each note. Interest payments on the Notes are paid semiannually on April 1 and October 1 of each year, beginning on April 1, 2022.

On January 20, 2022, our shareholders approved the issuance of shares of our common stock issuable upon conversion of the Convertible Senior Notes, in accordance with Nasdaq Listing Rules 5635 (a) and (d). Accordingly, $79 million of derivative Convertible Senior Note liabilities were reclassified to additional paid in capital.

During the year ended December 31, 2022, holders of an aggregate of $60 million of the Convertible Senior Notes due 2027, converted such notes into 10.2 million shares of common stock of the Company pursuant to the terms of the Indenture. Upon the conversion, the Company recognized $33.9 million unamortized deferred loan cost and discount as interest expense.

On June 12, 2023, pursuant to the terms of certain separate, privately negotiated exchange agreements, the holders of $79.9 million principal amount of the Convertible Senior Notes due 2027, exchanged such principal amount of notes for an aggregate of 17.2 million newly issued shares of common stock. The Company also paid an aggregate of $1.0 million in cash to satisfy accrued and unpaid interest on the converted notes through the closing date of the exchanges. Upon the exchange, the Company recognized $40.7 million unamortized deferred loan cost and discount and $21.2 million in inducement cost as interest expense.

The components of the Convertible Senior Notes are presented as follows (in thousands):

	2023		2022	
Principal balance at beginning of period	$	95,178	$	155,000
Conversion of principal into common stock		(79,948)		(59,822)
Principal balance at the end of period		15,230		95,178
Unamortized discount and issuance costs		(7,157)		(51,005)
Net carrying amount at the end of period	$	8,073	$	44,173

Our Convertible Senior Notes will mature on October 1, 2027, unless earlier repurchased, redeemed or converted. Interest is payable semiannually in arrears on April 1 and October 1 of each year, beginning on April 1, 2022.

NOTE 16. LEASES

Finance Leases

The Company's finance leases liabilities consisted of the following as of December 31, 2023 and 2022 (in thousands):

Creditor	2023		2022	
Matheson Tri-Gas	$	44,132	$	45,311
Plaquemines		994		1,169
Harvey Ford		39		47
DLL financial		47		—
Diego		137		—
Centerpoint Blakely		23,292		—
	$	68,641	$	46,527

Future payments of finance lease obligations, as of December 31, 2023 are summarized as follows (in thousands):

Year Ended December 31,	Amount Due	
2024	$	8,446
2025		8,459
2026		8,449
2027		8,410
2028		26,488
Thereafter		57,877
Total		118,129
Less: interest		(49,488)
Present value of financing lease liabilities		68,641
Less: current portion of lease liabilities		(2,435)
Total lease liabilities, net of current portion	$	66,206

On January 21, 2023, the Company entered into one finance lease. Payments are $803 per month for three years and the amount of the finance lease obligation is $16.3 thousand at December 31, 2023. The amount of the right of use assets is $17.2 thousand at December 31, 2023.

On April 1, 2023, the Company entered into one finance lease. Base payments are $0.1 million per month for five years. The amount of the right of use assets is $23.4 million at December 31, 2023, and the finance lease obligation is $23.3 million at December 31, 2023.

On December 1, 2023, the Company entered into one finance lease. Payments are $1,000 per month for first 6 months and $3,500 per month for the next 54 months and the amount of the finance lease obligation is $137.3 thousand at December 31, 2023. The amount of the right of use assets is $135.5 thousand at December 31, 2023.

On December 5, 2023, the Company entered into one finance lease. Payments are $639 per month for 64 months and the amount of the finance lease obligation is $30.7 thousand at December 31, 2023. The amount of the right of use assets is

$30.1 thousand at December 31, 2023.

The following table summarizes the lease cost recognized in our consolidated statements of operations (in thousands):

| Lease Cost Type | Year Ended December 31, | | | | | |
	2023		2022		2021	
Amortization of finance lease ROU assets	$	3,740	$	2,291	$	114
Interest on lease liabilities		6,004		4,117		99
Net finance lease costs	$	9,744	$	6,408	$	213

Operating Leases

Operating leases are included in operating lease right-of-use lease assets, and operating current and long-term lease liabilities on the consolidated balance sheets. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Variable lease expense is recognized in the period in which the obligation for those payments is incurred. Lease expense for equipment is included in cost of revenues and other rents are included in selling, general and administrative expense on the unaudited consolidated statements of operations.

On April 30, 2023, the Company renewed one operating lease. Base payments are $0.3 million per month for 5 years, then the lease is automatically renewable until either party provides a termination notice at least 90 days prior to the end of the then term. The Company elected 15 years for the lease term to estimate the total amount of the right of use assets and operating lease liabilities, which is $19.9 million as of December 31, 2023.

On November 15, 2022, the Company entered into one operating lease. Base payments are $0.2 million per month for 15 months, then the lease is automatically renewable until either party provides a termination notice at least 90 days prior to the end of the then term. The Company elected 20 years for the lease term to estimate the total amount of the right of use assets and operating lease liabilities, which is $19.6 million as of December 31, 2023.

The following table summarizes the operating lease costs recognized (in thousands):

| Lease Cost Type | Year Ended December 31, | | | | | |
	2023		2022		2021	
Operating lease cost	$	22,285	$	8,349	$	5,566
Variable lease cost		2,932		1,032		225
Short-term lease cost		23,392		950		1,322
Net lease cost	$	48,609	$	10,331	$	7,113

Cash Flows

During the years ended December 31, 2023, 2022 and 2021, cash paid for amounts included in operating lease liabilities was $22.3 million, $8.3 million and $5.6 million, respectively, and is included in operating cash flows. Cash paid for amounts included in finance lease was $2.0 million, $0.8 million and $0.8 million during the years ended December 31, 2023, 2022 and 2021, respectively, and is included in financing cash flows.

Maturities of our lease liabilities for all operating leases are as follows as of December 31, 2023 (in thousands):

For the period ending December 31,	Facilities		Equipment		Plant		Railcar		Total	
2024	$	948	$	20,168	$	8,953	$	614	$	30,683
2025		842		10,078		8,538		471		19,929
2026		643		5,058		8,538		328		14,567
2027		604		4,371		8,589		165		13,729
2028		584		324		7,735		—		8,643
Thereafter		1,407		—		81,904		—		83,311
Total lease payments		5,028		39,999		124,257		1,578		170,862
Less: interest		(1,481)		(5,761)		(68,656)		(224)		(76,122)
Present value of operating lease liabilities		3,547		34,238		55,601		1,354		94,740
Less: current portion of lease liabilities		(582)		(16,950)		(2,265)		(499)		(20,296)
Total lease liabilities, net of current portion	$	2,965	$	17,288	$	53,336	$	855	$	74,444

The weighted average remaining lease terms and discount rates for all of our operating leases were as follows as of December 31, 2023:

Remaining lease term and discount rate:	December 31, 2023
Weighted average remaining lease terms (years)	
Lease facilities	6.60
Lease equipment	3.16
Lease plant	15.83
Lease railcar	1.57
Weighted average discount rate	
Lease facilities	11.02 %
Lease equipment	12.09 %
Lease plant	12.28 %
Lease railcar	10.18 %

Significant Judgments

Significant judgments include the discount rates applied, the expected lease terms, lease renewal options and residual value guarantees. There are several leases with renewal options or purchase options.

The purchase options are not expected to have a material impact on the lease obligation. There are several facility and plant leases which have lease renewal options from one to twenty years.

The largest facility lease has an initial term through 2032. That lease does not have an extension option. For the two plant leases both have multiple 5-year extension options for a total of 20 years. Two extension options have been included in the lease right to use asset and lease obligation at January 1, 2019. One terminal lease has an initial term through 2024, with an automatic extension option, unless terminated prior to 150 days before the end of the then current term, thus the lease has an estimated term of a total of 20 years.

The Company will reassess the lease terms and purchase options when there is a significant change in circumstances or when the Company elects to exercise an option that had previously been determined that it was not reasonably certain to do so.

NOTE 17. EQUITY

Common Stock

The total number of authorized shares of the Company's common stock is 750,000,000 shares, $0.001 par value per share. As of December 31, 2023 and December 31, 2022, there were 93,514,346 and 75,668,826, respectively, shares of common stock issued and outstanding.

Each share of the Company's common stock is entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the Company's board of directors. No holder of any shares of the Company's common stock has a preemptive right to subscribe for any of the Company's securities, nor are any shares of the Company's common stock subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding-up of the Company and after payment of creditors and preferred shareholders of the Company, if any, the assets of the Company will be divided pro rata on a share-for-share basis among the holders of the Company's common stock. Each share of the Company's common stock is entitled to one vote. Shares of the Company's common stock do not possess any cumulative voting rights.

During the year ended December 31, 2023, the Company issued 0.5 million shares of common stock in connection with the exercise of options, issued 0.1 million shares of restricted common stock in connection with compensation of board members, and issued 17.2 million shares of the Company's common stock in exchange for $101.1 million in Convertible Senior Notes.

During the year ended December 31, 2022, the Company issued 0.4 million shares of common stock in connection with the conversion of Series A Convertible Preferred Stock into common stock, pursuant to the terms of such securities, issued 1.1 million shares of the Company's common stock in exchange for warrants to purchase 1.5 million shares of the Company's common stock with an exercise price of $2.25 per share, issued 0.1 million shares of the Company's common stock upon the exercise of warrants to purchase 0.2 million shares of the Company's common stock with an exercise price of $4.50 per share on a cash and cashless basis, and issued 10.2 million shares of the Company's common stock upon conversion of $101.1 million in Convertible Senior Notes. In addition, the Company issued 0.6 million shares of common stock in connection with the exercise of options.

During the year ended December 31, 2021, the Company issued 12.8 million shares of common stock in connection with the conversion and exchange of Series B1 and Series B Preferred Stock. In addition, the Company issued 1.8 million shares of common stock in connection with the exercise of options. Also, the Company issued 3.1 million shares of common stock in connection with the exercise of warrants.

Warrant Exchange Agreement

On March 24, 2022, the Company entered into an Exchange Agreement with Tensile Capital Partners Master Fund LP ("Tensile"). Pursuant to the agreement, Tensile agreed to exchange outstanding warrants to purchase 1.5 million shares of the Company's common stock with an exercise price of $2.25 per share and an expiration date of July 25, 2029, for 1.1 million shares of the Company's common stock, effectively resulting in a net cashless exercise of the warrants (which were cancelled in connection with the transaction), with the value of such surrendered shares based on the five day trailing volume weighted average price of the Company's common stock.

Warrant Exercise

On July 11, 2022, the holders of warrants to purchase 0.2 million shares of the Company's common stock exercised warrants to purchase 0.2 million shares of the Company's common stock with an exercise price of $4.50 per share and an expiration date of April 1, 2027, on a cashless basis, and were issued 0.1 million shares of the Company's common stock, with the value of such surrendered shares based on the five day trailing volume weighted average price of the Company's common stock.

On July 22, 2022, the holders of warrants to purchase 100 shares of common stock exercised warrants to purchase 100 shares of the Company's common stock with an exercise price of $4.50 per share for cash and were issued 100 shares of common stock.

Conversion of Convertible Senior Notes

During the year ended December 31, 2022, holders of an aggregate of $59.8 million of the Company's 6.25% Convertible Senior Notes due 2027, converted such notes into 10.2 million shares of common stock of the Company pursuant to the terms of the Indenture.

Exchange of Convertible Senior Notes

On June 12, 2023, holders exchanged $101.1 million of the Company's 6.25% Convertible Senior Notes due 2027 for 17.2 million newly issued shares of common stock. The exchanged amount consisted of $79.9 million principal amount and inducement for conversion valued at $21.2 million. The Company also paid an aggregate of $1.0 million in cash to satisfy accrued and unpaid interest on the converted notes through the closing date of the exchanges.

NOTE 18. STOCK BASED COMPENSATION AND WARRANTS

The stock based compensation cost that has been charged against income by the Company was $2.3 million, $1.6 million and $0.9 million for the years ended December 31, 2023, 2022 and 2021, respectively, for options awarded by the Company.

On June 19, 2023, the Board of Directors granted five members of the Board of Directors 113.0 thousand shares of restricted common stock at an effective price of $5.75 per share, of which the first half of such shares vested on December 31, 2023 and second half of such shares vested on January 4, 2024. The grant date fair value is $650 thousand which amount was expensed on December 31, 2023.

Restricted stock activity for the years ended December 31, 2023 is as follows:

Restricted stock issued for Compensation:	Shares (in thousands)		Effective Stock Price	Weighted Average Remaining Contractual Life (in Years)		Grant Date Fair Value (in thousands)		Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2022	—	$	—	—	$	—	$	—
Restricted stock issued	113		5.75	0.01		650		—
Outstanding at December 31, 2023	113	$	5.75	0.01	$	650	$	—
Unvested at December 31, 2023	57	$	5.75	0.01	$	325	$	—

Stock option activity for the years ended December 31, 2023, 2022 and 2021 is summarized as follows:

OPTIONS ISSUED FOR COMPENSATION:	Shares (in thousands)		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)		Grant Date Fair Value (in thousands)		Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2020	5,104	$	1.80	5.55	$	4,902	$	1,433
Options granted	1,321		1.93	9.00		2,067		
Options exercised	(2,042)		1.50	—		(2,140)		
Options cancelled/forfeited/expired	(189)		1.40	—		(147)		
Outstanding at December 31, 2021	4,194	$	1.73	6.37	$	4,682	$	15,951
Exercisable at December 31, 2021	1,716	$	1.98	4.84	$	1,707	$	15,951
Outstanding at December 31, 2021	4,194	$	1.73	6.37	$	4,682	$	15,951
Options granted	305		10.03	7.25		2,982		
Options exercised	(653)		1.65	6.20		(756)		
Options cancelled/forfeited/expired	(214)		1.48	—		(294)		
Outstanding at December 31, 2022	3,632	$	2.46	5.62	$	6,614	$	19,069
Exercisable at December 31, 2022	1,922	$	1.87	3.94	$	2,138	$	19,069
Outstanding at December 31, 2022	3,632	$	2.46	5.62	$	6,614	$	19,069
Options granted	433		6.46	9.35		2,373		
Options exercised	(561)		1.68	3.45		(563)		
Options cancelled/forfeited/expired	(291)		2.36	—		(663)		
Outstanding at December 31, 2023	3,213	$	3.14	5.62	$	7,761		7,681
Exercisable at December 31, 2023	1,897	$	2.13	4.11	$	2,621	$	7,681

On November 16, 2023, the Board of Directors accelerated the vesting in full of options to purchase 15.0 thousand shares of common stock at an exercise price of $1.45 per share and 45,000 shares of common stock at an exercise price of $1.92 per share, which was part of the severance payable to a deceased director. The grant date fair value is $94.0 thousand which amount was expensed on December 31, 2023.

On May 14, 2023, the Board of Directors granted 15 employees and 1 officer/director (Benjamin P. Cowart, the Company's Chief Executive Officer) options to purchase an aggregate of 234.6 thousand and 48.6 thousand shares of common stock, respectively, at an exercise price of $6.46 per share, with a ten year term (subject to continued employment/directorship), vesting at the rate of 1/4th of such options per year on the first 4 anniversaries of the grant date, under our 2019 Equity Incentive Plan, in consideration for services rendered and to be rendered to the Company. The grant date fair value is $1.4 million which amount is being amortized at the rate of $28.9 thousand per month.

On April 17, 2023, the Board of Directors granted 1 employee options to purchase an aggregate of 150.0 thousand shares of common stock, at an exercise price of $6.46 per share, with a ten year term (subject to continued employment/directorship), vesting at the rate of 1/4th of such options per year on the first 4 anniversaries of the grant date, under our 2020 Equity Incentive Plan, in consideration for services rendered and to be rendered to the Company. The grant date fair value is $1.0 million which amount is being amortized at the rate of $20.5 thousand per month.

On December 31, 2022, the Board of Directors accelerated the vesting in full of options to purchase 15,000 shares of common stock at an exercise price of $1.45 per share and 45,000 shares of common stock at an exercise price of $1.92 per share, which was part of the severance payable to a resigning director. The grant date fair value is $349.8 thousand which amount was expensed on December 31, 2022.

On May 12, 2022, the Board of Directors granted 27 employees and 1 officer/director (Benjamin P. Cowart, the Company's Chief Executive Officer) options to purchase an aggregate of 212,021 and 28,813 shares of common stock, respectively, at an exercise price of $11.90 and $13.09 per share, respectively, with a ten year and five year term, respectively (subject to continued employment/directorship), vesting at the rate of 1/4th of such options per year on the first 4 anniversaries of the grant date, under our 2019 Equity Incentive Plan, in consideration for services rendered and to be rendered to the Company. The grant date fair value is $2,586.8 thousand which amount is being amortized at the rate of $53.9 thousand per month.

On May 14, 2021, the Board of Directors granted 21 employees, 1 officer/director (Benjamin P. Cowart, the Company's Chief Executive Officer), and 5 board members options to purchase an aggregate of 924,720, 96,520 and 300,000 shares of common stock, respectively, at an exercise price of $1.92, $2.12, and $1.92 per share, respectively, with a ten year, five year, and ten year term, respectively (subject to continued employment/directorship), vesting at the rate of 1/4th of such options per year on the first 4 anniversaries of the grant date, under our 2019 Equity Incentive Plan, in consideration for services rendered and to be rendered to the Company. The grant date fair value is $2,066,590 which amount is being amortized at the rate of $18,223 per month.

As of December 31, 2023, there was $4.1 million of total unrecognized compensation cost. This cost is expected to be recognized over a weighted average period of 2.68 years.

A summary of the Company's stock warrant activity and related information for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Warrants (in thousands)		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)		Grant Date Fair Value (in thousands)
Outstanding at December 31, 2020	1,500	$	2.25	7.70	$	1,496
Warrants granted	—		—	—		—
Warrants exercised	—		—	—		—
Warrants canceled/forfeited/expired	—		—	—		—
Warrants at December 31, 2021	1,500	$	2.25	6.70	$	1,496
Exercisable at December 31, 2021	—	$	—	6.70	$	—
Outstanding at December 31, 2021	1,500	$	2.25	6.70	$	1,496
Warrants granted	3,000		5.30	4.77		25,670
Warrants exercised	(1,665)		2.47	—		(2,865)
Warrants canceled/forfeited/expired	—		—	—		—
Warrants at December 31, 2022	2,835	$	5.35	4.27	$	24,301
Exercisable at December 31, 2022	2,835	$	5.35	4.27	$	24,301
Outstanding at December 31, 2022	2,835	$	5.35	4.27	$	24,301
Warrants granted	3,835		3.00	3.75		10,368
Warrants exercised/exchanged	—	$	—	—		—
Warrants canceled/forfeited/expired	(2,835)	$	5.35	—		(24,301)
Warrants at December 31, 2023	3,835	$	3.00	3.75	$	10,368
Exercisable at December 31, 2023	3,835	$	3.00	3.75	$	10,368

See "Note 15. Financing Agreements" for a description of the warrants that were granted in conjunction with our Term loan.

NOTE 19. EARNINGS PER SHARE

Basic earnings per share includes no dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the periods presented. The calculation of basic earnings per share for the years ended December 31, 2023, 2022 and 2021, respectively, includes the weighted average of common shares outstanding. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, such as convertible preferred stock, stock options, warrants or convertible securities. Due to their anti-dilutive effect, the calculation of diluted earnings per share for the years ended December 31, 2023, 2022, 2021, excludes: 1) options to purchase 1,549,681, 3,633,303 and 4,195,168 shares, respectively, of common stock, 2) warrants to purchase 3,834,900, 2,834,900 and 0 shares, respectively, of common stock, 3) Series A Preferred Stock which is convertible into 0, 0 and 385,601 shares of common stock, respectively, and 4) 2,587,935, 22,237,854, 36,214,960 shares of common stock, respectively, which may be issued upon conversion of the Convertible Senior Notes, based on the initial maximum conversion rate of 233.6449 shares of the Company's common stock per $1,000 principal amount of Convertible Senior Notes.

The following is a reconciliation of the numerator and denominator for basic and diluted income (loss) per share for the year ended December 31, 2023, 2022 and 2021 (in thousands, except per share amounts):

		2023		2022		2021
Basic income (loss) per Share						
Numerator:						
Net loss attributable to shareholders from continuing operations	$	(125,683)	$	(17,035)	$	(27,287)
Net income attributable to shareholders from discontinued operations, net of tax		54,197		11,785		6,682
Net loss attributable to common shareholders	$	(71,486)	$	(5,250)	$	(20,605)
Denominator:						
Weighted-average common shares outstanding		85,596		70,686		56,303
Basic income (loss) per common shares						
Continuing operations	$	(1.47)	$	(0.24)	$	(0.48)
Discontinued operations, net of tax		0.63		0.17		0.12
Basic loss per share	$	(0.84)	$	(0.07)	$	(0.36)
Diluted Income (Loss) per Share						
Numerator:						
Net loss attributable to shareholders from continuing operations	$	(125,683)	$	(17,035)	$	(27,287)
Net income available to shareholders from discontinued operations, net of tax		54,197		11,785		6,682
Net loss available to common shareholders	$	(71,486)	$	(5,250)	$	(20,605)
Denominator:						
Weighted-average shares outstanding		85,596		70,686		56,303
Effect of dilutive securities						
Stock options and warrants		—		—		—
Diluted weighted-average shares outstanding		85,596		70,686		56,303
Diluted income (loss) per common shares						
Continuing operations	$	(1.47)	$	(0.24)	$	(0.48)
Discontinued operations, net of tax		0.63		0.17		0.12
Diluted loss per share	$	(0.84)	$	(0.07)	$	(0.36)

NOTE 20. FAIR VALUE MEASUREMENTS

The following tables present assets and liabilities accounted for at fair value on a recurring basis as of December 31, 2023 and 2022 (in thousands):

	As of December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets at fair value				
Commodity	$ —	$ 11	$ —	$ 11
Total assets at fair value	—	11	—	11
Liabilities at fair value				
RINS and environmental credits	—	(46,684)	—	(46,684)
Derivative warrants	—	—	(9,907)	(9,907)
Total liabilities at fair value.	—	(46,684)	(9,907)	(56,591)
Total	$ —	$ (46,673)	$ (9,907)	$ (56,580)

	As of December 31, 2022			
	Level 1	Level 2	Level 3	Total
Assets at fair value				
Commodity	$ —	$ —	$ —	$ —
Total assets at fair value	—	—	—	—
Liabilities at fair value				
Commodity	—	(242)	—	(242)
RINS and environmental credits	—	(51,355)	—	(51,355)
Derivative warrants	—	—	(14,270)	(14,270)
Total liabilities at fair value.	—	(51,597)	(14,270)	(65,867)
Total	$ —	$ (51,597)	$ (14,270)	$ (65,867)

Level 3 instruments include Initial Warrants, Additional Warrants and New Warrants granted in connection with the Loan and Security Agreement, See Note 15 "Financing Arrangements". We revalued the 3.8 million warrants granted and outstanding at December 31, 2023 using the Dynamic Black-Scholes model that computes the impact of a possible change in control transaction upon the exercise of the warrant shares. The Dynamic Black-Scholes Merton unobservable inputs used were as follows:

Dynamic Black-Scholes Merton Unobservable Inputs

	Initial Warrants	Additional Warrants	New Warrants
Expected dividend rate	—%	—%	—%
Expected volatility	115%	113%	113%
Risk free interest rate	4.01%	3.93%	3.84%
Expected term	3.3	4.0	5.0

The following is an analysis of changes in the derivative liability classified as level 3 in the fair value hierarchy for the years ended December 31, 2023 and 2022 (in thousands):

Level Three Roll-Forward

	2023	2022
Balance at beginning of period	$ 14,270	$ 75,211
New warrants granted	2,905	25,669
Repricing warrants granted	724	—
Equity component of the convertible senior note	—	(78,789)
Change in valuation of warrants included in net income	(7,992)	(7,821)
Balance at end of period	$ 9,907	$ 14,270

See Note 21 "Commodity Derivative Instruments", below for information on the impact on results of operations of our commodity derivative instruments.

NOTE 21. COMMODITY DERIVATIVE INSTRUMENTS

The Company utilizes derivative instruments to manage its exposure to fluctuations in the underlying commodity prices of its inventory. The Company's management sets and implements hedging policies, including volumes, types of instruments and counterparties, to support oil prices at targeted levels and manage its exposure to fluctuating prices.

The Company's derivative instruments consist of option and futures arrangements for oil. For option and futures arrangements, the Company receives the difference positive or negative between an agreed-upon strike price and the market price.

The mark-to-market effects of these contracts as of December 31, 2023 and December 31, 2022 are summarized in the following table. The notional amount is equal to the total net volumetric derivative position during the period indicated. The fair value of the crude oil options and future agreements is based on the difference between the strike price and the New York Mercantile Exchange and Brent Complex futures price for the applicable trading months.

		December 31, 2023		
Contract Type	Contract Period	Weighted Average Trade Price (Barrels)	Remaining Volume (Barrels)	Fair Value
			(in thousands)	(in thousands)
Futures	Dec. 2023-Feb. 2024	$ 108.18	1 $	20
Futures	Dec. 2023-Feb. 2024	$ 110.33	4 $	(156)
Futures	Dec. 2023-May. 2024	$ 77.94	7 $	(63)
Futures	Dec. 2023-May. 2024	$ 49.94	60 $	632
Swap	Dec. 2023-Jan. 2024	$ 88.39	164 $	(372)
Swap	Dec. 2023-Jan. 2024	$ 25.55	100 $	(50)

		December 31, 2022		
Contract Type	Contract Period	Weighted Average Trade Price (Barrels)	Remaining Volume (Barrels)	Fair Value
			(in thousands)	(in thousands)
Swap	Nov. 2022 - Feb. 2023	$ 4.19	5 $	(42)
Swap	Nov. 2022 - Feb. 2023	$ 5.51	3 $	(27)
Future	Sept. 2022 - Dec. 2022	$ 32.14	25 $	76
Future	Sept. 2022 - Dec. 2022	$ 23.57	35 $	(92)
Future	Nov. 2022 - Feb. 2023	$ 33.71	10 $	(23)
Futures	Sept. 2022 - Dec. 2022	$ 23.75	10 $	30
Futures	Dec. 2022 - Mar. 2023	$ 36.08	35 $	(74)
Futures	Dec. 2022 - Apr. 2023	$ 35.97	1,000 $	(1,100)
Futures	Dec. 2022 - May. 2023	$ 35.81	1,000 $	(1,070)
Futures	Dec. 2022 - Jun. 2023	$ 35.60	1,000 $	2,080

The carrying values of the Company's derivatives positions and their locations on the consolidated balance sheets as of December 31, 2023 and 2022 are presented in the table below (in thousands):

143

Balance Sheet Classification	Contract Type	2023	2022
	Crude oil future	$ 652	$ 2,186
	Crude oil swaps	(422)	(69)
	Crude oil futures	(219)	(2,359)
Prepaid expenses and other current assets or Accrued expenses and other current liabilities		$ 11	$ (242)

For the years ended December 31, 2023, 2022 and 2021, we recognized a $2.9 million gain, and an $88.0 million and $2.3 million loss, respectively, on commodity derivative contracts on the consolidated statements of operations as part of our costs of revenues.

NOTE 22. INCOME TAXES

The components of income tax benefit (expense) from continued operation for the years ended December 31, 2023, 2022 and 2021 are as follows (in thousands):

	December 31, 2023	December 31, 2022	December 31, 2021
Current:			
Federal tax expense	$ —	$ —	$ —
State tax expense	(24)	(9)	—
Deferred:			
Federal tax benefit	10,214	5,313	—
State tax benefit	3,195	1,867	—
Total tax benefit	$ 13,385	$ 7,171	$ —

Reconciliation between the amount determined by applying the U.S. federal income tax rate of 21% to pretax income from continuing operations and income tax expense presented in the accompanying consolidated statements of operations was as follows for the years ended December 31, 2023, 2022, and 2021 (in thousands):

	December 31, 2023	December 31, 2022	December 31, 2021
Statutory tax on book income	$ (28,959)	$ (5,007)	$ (5,216)
Permanent differences	1,714	(293)	(574)
Change in derivative liability	—	—	2,382
Convertible Debt	4,736	—	—
Change in valuation allowance	12,743	325	7,930
PPP Loan Forgiveness	—	—	(887)
Non-Controlling Interest	102	(1,432)	(2,247)
State Income Tax Expense	(3,176)	(977)	(1,388)
Other	(545)	213	—
Income tax benefit	$ (13,385)	$ (7,171)	$ —

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2023 and 2022 is presented below (in thousands):

	December 31, 2023	December 31, 2022
Deferred tax assets:		
State net operating loss carry forwards	$ 7,499	$ 1,624
Accrued bonus and stock-based compensation	579	499
Basis of intangible assets	2,227	2,010
Bad debt/environmental reserve	698	771
Contribution carryover	77	75
Transaction costs	1,041	1,807
Deferred interest expense under section 163(j)	28,613	13,215
Right to use asset	41,861	25,766
Partnership income	—	450
Net operating loss carry forwards	33,240	17,160
Deferred tax assets related to discontinued operations	—	2,181
Less valuation allowance	(18,100)	(505)
Total deferred tax assets	$ 97,735	$ 65,053

	December 31, 2023	December 31, 2022
Deferred tax liabilities:		
Basis of fixed assets	$ (55,693)	$ (21,393)
Discount on convertible note	(2,591)	(11,820)
Right of use liability	(41,233)	(25,129)
Derivative liability	—	(2,970)
Partnership income	(994)	(434)
Deferred tax liabilities related to discontinued operations	—	(809)
Total deferred tax liabilities	$ (100,511)	$ (62,555)
Net deferred tax assets (liabilities)	$ (2,776)	$ 2,498

The Company provides a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. Based on this evaluation, as of December 31, 2023 and 2022, valuation allowances of approximately $18.1 million and $0.5 million, respectively, have been recorded to reduce net deferred tax assets to an amount that management believes is more than likely not to be realized.

The Company is subject to examination by Federal and State tax authorities for fiscal years 2018 through 2022, except for utilization of net operating losses.

At December 31, 2023, the Company had federal net operating loss carry-forwards ("NOLs") of approximately $146.0 million. Approximately $73.2 million of NOL was acquired as part of the April 2009 merger between World Waste Technologies, Inc. and the Company's wholly-owned subsidiary Vertex Merger Sub, LLC and subsequent operating losses incurred by the Company. IRC Sections 382 and 383 provide an annual limitation with respect to the ability of a corporation to utilize its tax attributes against future U.S. taxable income in the event of a change in ownership. The net operating loss carry-forwards at December 31, 2022 reflect a reduction of approximately $31.7 million as a result of an ownership change triggering event in May 2016, as defined under IRC Section 382. The net operating loss carryforward will begin to expire in 2026. Those arising in tax years after 2017 will never expire.

NOTE 23. NON-CONTROLLING INTERESTS

Myrtle Grove Facility

On April 1, 2022, the Company, through Vertex Splitter Corporation ("Vertex Splitter"), a wholly-owned subsidiary of the Company, acquired the 15% noncontrolling interest of Vertex Refining Myrtle Grove LLC ("MG SPV") held by Tensile-

145

Myrtle Grove Acquisition Corporation ("Tensile-MG"), an affiliate of Tensile Capital Partners Master Fund LP, an investment fund based in San Francisco, California ("Tensile"), from Tensile-Vertex for $7.2 million, which was based on the value of the Class B Unit preference of MG SPV held by Tensile-MG, plus capital invested by Tensile-MG in MG SPV (which had not been returned as of the date of payment), plus cash and cash equivalents held by Tensile-MG as of the closing date. As a result, the Company acquired 100% of MG SPV, which in turn owns the Company's Belle Chasse, Louisiana, re-refining complex.

Myrtle Grove Redeemable Noncontrolling Interest. In accordance with ASC 480-10-S99-3A, the Company applied a two-step approach to measure noncontrolling interests associated with MG SPV at the balance sheet date. First, the Company applied the measurement guidance in ASC 810-10 by attributing a portion of the subsidiary's net loss of $38 thousand to the noncontrolling interest. Second, the Company applied the subsequent measurement guidance in ASC 480-10-S99-3A, which indicates that the noncontrolling interest's carrying amount is the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 in the first step or (2) the redemption value. Pursuant to ASC 480-10-S99-3A, for a security that is probable of becoming redeemable in the future, the Company adjusted the carrying amount of the redeemable noncontrolling interests to what would be the redemption value assuming the security was redeemable at the balance sheet date. This accretion adjustment of $0.4 million increased the carrying amount of redeemable noncontrolling interests to the redemption value as of April 1, 2022 of $7.2 million. Adjustments to the carrying amount of redeemable noncontrolling interests to redemption value are reflected in retained earnings.

The table below presents the reconciliation of changes in redeemable noncontrolling interest during the year ended December 31, 2022 (in thousands):

	2022
Beginning balance	$ 6,812
Net loss attributable to redeemable non-controlling interest	(38)
Accretion of non-controlling interest to redemption value	428
Redemption of non-controlling interest	(7,202)
Ending balance	$ —

Heartland Re-refining Complex

On May 26, 2022, the Company, through Vertex Splitter, acquired the 65% noncontrolling interest of HPRM held by Tensile-Heartland from Tensile-Vertex Holdings LLC ("Tensile-Vertex"), an affiliate of Tensile for $43.5 million, which was based on the value of the Class B Unit preference of HPRM held by Tensile-Heartland, plus capital invested by Tensile-Heartland in HPRM (which had not been returned as of the date of payment), plus cash and cash equivalents held by Tensile-Heartland as of the closing date. As a result, the Company acquired 100% of HPRM, which in turn owned the Company's Columbus, Ohio, re-refining complex.

Heartland Redeemable Noncontrolling Interest. In accordance with ASC 480-10-S99-3A, the Company applied a two-step approach to measure noncontrolling interests associated with HPRM at the balance sheet date. First, the Company applied the measurement guidance in ASC 810-10 by attributing a portion of the subsidiary's net income of $6.8 million to the noncontrolling interest. Second, the Company applied the subsequent measurement guidance in ASC 480-10-S99-3A, which indicates that the noncontrolling interest's carrying amount is the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 in the first step or (2) the redemption value. At May 26, 2022, the cumulative amount resulting from the application of the measurement guidance in ASC 810-10 was $43.5 million.

The table below presents the reconciliation of changes in redeemable noncontrolling interest relating to HPRM for the year ended December 31, 2022 (in thousands):

	2022
Beginning balance	$ 36,635
Net income attributable to redeemable non-controlling interest	6,829
Redemption of non-controlling interest	(43,464)
Ending balance	$ —

The amount of accretion of redeemable noncontrolling interest to redemption value of $428 thousand and $1,992 thousand for 2022 and 2021, respectively, was presented as an adjustment to net income attributable to Vertex Energy to arrive at net income available to common shareholders on the consolidated statements of operations which represent the MG SPV and HPRM accretion of redeemable noncontrolling interest to redemption value combined for the period when the noncontrolling interest redeemed on April 1 and May 26, 2022, respectively.

Tensile Transactions

On July 1, 2021, the Operating Agreement of MG SPV was amended to provide that from the date of such agreement until December 31, 2021, the Company (through Vertex Operating), was required to fund the working capital requirements of MG SPV, which advances are initially characterized as debt, but that Tensile MG may convert such debt into additional Class A Units of MG SPV (after December 31, 2021), at $1,000 per unit (the "MG SPV Amendment").

On July 1, 2021, HPRM loaned Vertex Operating $7,000,000, which was evidenced by a Promissory Note (the "Heartland Note"). The Heartland Note accrued interest at the applicable federal rate of interest from time to time, increasing to 12% upon an event of default. Amounts borrowed under the Heartland Note were due on June 30, 2022 or within five (5) days of the closing of a previously pending agreement to sell our used oil operations, which was subsequently terminated (whichever is earlier), and could be prepaid at any time without penalty. In the event the Heartland Note was not paid on or before the applicable due date, we agreed to use our best efforts to raise the funds necessary to repay the note as soon as possible. The Heartland Note was repaid in full on May 26, 2022.

Vertex Recovery Management LA, LLC

On May 25, 2016, Vertex Recovery Management, LLC, our wholly-owned subsidiary ("VRM") and Industrial Pipe, Inc. ("Industrial Pipe"), formed a joint venture Louisiana limited liability company, Vertex Recovery Management LA, LLC ("VRMLA"). VRM owns 51% and Industrial Pipe owns 49% of VRMLA. VRMLA is currently buying and preparing ferrous and non-ferrous scrap intended for large haul barge sales. We consolidated 100% of VRMLA's net income for the years ended December 31, 2023, 2022 and 2021, respectively, and then added the loss or deducted the income attributable to the non-controlling interest back to the Company's "Net income attributable to Vertex Energy, Inc." in the Consolidated Statement of Operations. The below table represents the net income (loss) of VRMLA for the year ended December 31, 2023, 2022 and 2021 (in thousands).

| | For The Year Ended December 31, | | | | | |
	2023		**2022**		**2021**	
Net income (loss) consolidated	$	(994)	$	50	$	1,919
Income (loss) attributed to Non-controlling entity	$	(487)	$	24	$	941

NOTE 24. DISCONTINUED OPERATIONS

On February 1, 2023, the Company sold all of its equity interests in Vertex OH, which owned our Heartland refinery located in Columbus, Ohio (the "Heartland Refinery"), for an $87.3 million net cash settlement. The sale also included all property and assets owned by Vertex OH, including inventory associated with the Heartland Refinery, and all real and leased property and permits owned by Vertex OH, and all used motor oil collection and recycling assets and operations owned by Vertex OH. On June 9, 2023, the Company received $4.8 million as a net working capital adjustment settlement pursuant to the sale agreement.

Accordingly, the Company has presented this division (i.e., the Heartland Assets and Operations) as discontinued operations.

The following summarized financial information has been segregated from continuing operations and reported as Discontinued Operations for the years ended December 31, 2023, 2022 and 2021 (in thousands):

		For The Year Ended December 31		
	2023	2022		2021
Revenues	$ 7,366	$ 85,495	$	58,248
Cost of revenues (exclusive of depreciation shown separately below)	4,589	51,815		32,467
Depreciation and amortization attributable to costs of revenues	124	1,566		1,566
Gross profit	2,653	32,114		24,215
Operating expenses:				
Selling, general and administrative expenses (exclusive of acquisition related expenses)	632	8,501		6,727
Depreciation and amortization expense attributable to operating expenses	21	251		251
Total Operating expenses	653	8,752		6,978
Income from operations	2,000	23,362		17,237
Other income (expense)				
Interest expense	—	(39)		(59)
Total other expense	—	(39)		(59)
Income before income tax	2,000	23,323		17,178
Income tax expense	(1,572)	(4,678)		—
Income from discontinued operations, net of tax	428	18,645		17,178
Net gain on sale of discontinued operations, net of tax of $17,110 thousand, $5 thousand and $—, respectively	53,769	22		—
Net income from discontinued operations	$ 54,197	$ 18,667	$	17,178

The assets and liabilities held for sale on the Consolidated Balance Sheets as of December 31, 2022, are as follows.

	December 31, 2022
ASSETS	
Accounts receivable, net	$ 7,490
Inventory	1,674
Prepaid expenses	183
Total current assets	9,347
Property and equipment, at cost	19,746
Less accumulated depreciation	(9,140)
Property and equipment, net	10,606
Operating lease right-of use assets	44
Intangible assets, net	563
Total noncurrent assets	11,213
Assets held for sale	$ 20,560
LIABILITIES AND EQUITY	
Current liabilities	
Accounts payable	$ 2,750
Accrued expenses	629
Operating lease liability-current	45
Total current liabilities	3,424
Liabilities held for sale	$ 3,424

NOTE 25. RELATED PARTY TRANSACTIONS

Through October 26, 2023, the Company had a Related Party Transaction Committee including at least two independent directors who reviewed and pre-approved all related party transactions. Subsequent to October 26, 2023, the Audit Committee of the Board of Directors, which is made up solely of independent members of the Board of Directors is tasked with the review and approval or disapproval of related party transactions and the Company no longer has a Related Party Transaction Committee.

From time to time, the Company consults Ruddy Gregory, PLLC., a related party law firm of which James Gregory, a former member of the Board of Directors and the former Secretary of the Company, and the current General Counsel of the Company, serves as a partner. During years ended December 31, 2023, 2022 and 2021, we paid $746 thousand, $607 thousand, and $742 thousand, respectively, to such law firm for services rendered, which services include the drafting and negotiation of, and due diligence associated with, the September 2021 Asset Purchase Agreement whereby the Company originally planned to sell its UMO Business, which was subsequently terminated in January 2022, the Heartland Assets Purchase Agreement, which completed on February 1, 2023, and agreement related to the Mobile Refinery acquisition, and related transactions, including the Loan and Security Agreement and Supply and Offtake Agreements.

NOTE 26. SUBSEQUENT EVENTS

On January 22, 2024, Vertex Recovery Management LA, LLC, which the Company owns 51% interest, entered into a $5 million revolving promissory note with Citizens National Bank, N.A. The promissory note bears an interest rate of 7.830% per annum, and will mature on January 22, 2029.

A new shareholder's derivative lawsuit was filed in Southern District of Texas on Tuesday, February 26, 2024. Vertex counsel (Steptoe LLP) plans to request a stay of the case pending outcome of a motion to dismiss in the securities case, similar to the prior derivative suits.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have established and maintain a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed with the Securities and Exchange Commission pursuant to the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission and that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosures.

Management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2023, the end of the fiscal period covered by this Report. As of December 31, 2023, based on the evaluation of these disclosure controls and procedures, our CEO and CFO have concluded that our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in our reports filed with the Securities and Exchange Commission pursuant to the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures.

Managements' Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, and effected by the Company's board of directors, management or other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, using the criteria established in Internal Control - Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management concluded that the Company's internal controls over financial reporting were not effective as of December 31, 2023. Management's evaluation was based on a certain material weakness in internal control over financial reporting which existed as of December 31, 2023, as discussed below.

The Company's independent registered public accounting firm, Ham, Langston & Brezina, L.L.P., that audited the financial statements included in this Report, has issued an attestation report on the Company's internal control over financial reporting, which appears in Part II, Item 8 of this Form 10-K.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management has determined that the Company continues to have the following material weakness in its internal control over financial reporting as of December 31, 2023:

The Company did not design and maintain adequate and effective controls over certain Information Technology general controls for information systems that are relevant to the internal control over financial reporting. Specifically, we did not design and maintain controls to ensure appropriate segregation of duties, adequately restricted user access to certain financial applications and data to appropriate Company personnel, and monitoring of IT control activities. These IT deficiencies, when aggregated, could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected.

While the deficiency described above did not result in a material adjustment to our consolidated financial statements, the material weakness created a reasonable possibility that there could be a material misstatement of our annual or interim financial statements and related disclosures that would not be prevented or detected on a timely basis.

Remediation Plans

The Company continues to work to strengthen its internal control over financial reporting and is committed to ensuring that such controls are designed and operate effectively. The Company is implementing process and control improvements company-wide to address the material weakness discussed above, as follows:

- The Company has supplemented existing accounting resources with external advisors to assist with performing activities. The Company has also formed an internal Sarbanes-Oxley (SOX) Control Function to assist with performing internal control activities; and

- The Company reorganized the reporting structure of the IT function to align with the strategic direction of the Chief Financial Officer (CFO) for all operations relative to IT, along with the newly formed internal SOX Control Function providing focus for remediation of the material weakness within IT.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, the Company implemented changes to internal controls as follows:

- The Company designed and implemented financial and information technology controls at the conventional refinery business acquired in 2022, located in Mobile, Alabama.

- The Company implemented processes to remediate the material weakness surrounding the documentation relating to the accounting for revenue transactions, specifically procedures over the existence and completeness of contracts and contract modifications.

Inherent Limitations over Internal Controls

Management, including the Company's Chief Executive Officer and Chief Financial Officer, does not expect that the Company's internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B. Other Information

Rule 10b5-1 Trading Plans. During the quarter ended December 31, 2023, none of the Company's directors or officers (as defined in Rule 16a-1(f)) adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement.".

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Information required by Items 10, 11, 12, 13 and 14 of Part III is omitted from this Annual Report and will be filed in a definitive proxy statement or by an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report. Except for information or data specifically incorporated herein by reference under Items 10 through 14, below, other information and data appearing in our 2024 Proxy Statement are not deemed to be a part of this Annual Report on Form 10-K or deemed to be filed with the Commission as a part of this Report.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item will be set forth under the headings "Election of Directors", "Executive Officers", "Corporate Governance", "Code of Conduct", "Committees of the Board", and "Delinquent Section 16(a) Reports" (to the extent applicable and warranted) in the Company's 2024 Proxy Statement to be filed with the U.S. Securities and Exchange Commission ("SEC") within 120 days after December 31, 2023 in connection with the solicitation of proxies for the Company's 2024 annual meeting of shareholders and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item will be set forth under the headings "Executive and Director Compensation", "Executive Compensation", "Directors Compensation", "Outstanding Equity Awards at Fiscal Year-End", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" (to the extent required), in the Company's 2024 Proxy Statement to be filed with the SEC within 120 days after December 31, 2023 and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be set forth under the heading "Voting Rights and Principal Stockholders" and "Equity Compensation Plan Information" (including under "*Equity Compensation Plan Table*") in the Company's 2024 Proxy Statement to be filed with the SEC within 120 days after December 31, 2023 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be set forth under the headings "Certain Relationships and Related Transactions" and "Committees of the Board" - "Director Independence" in the Company's 2024 Proxy Statement to be filed with the SEC within 120 days after December 31, 2023 and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The Company's independent registered public accounting firm is Ham, Langston & Brezina, L.L.P., Houston, Texas; PCAOB ID#298. The information required by this Item will be set forth under the heading "Ratification of Appointment of Auditors"-"Audit Fees" in the Company's 2024 Proxy Statement to be filed with the SEC within 120 days after December 31, 2023 and is incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules

(a) Documents filed as part of this Report

   (1) All financial statements

   (2) Financial Statement Schedules

Except as provided above, all financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto included in this Form 10-K.

   (3) Exhibits required by Item 601 of Regulation S-K

Exhibit Number		Filed or Furnished Herewith	Incorporated by Reference			
			Form	Exhibit	Filing Date	File No.
3.1	Restated Articles of Incorporation of Vertex Energy, Inc		10-K	3.1	3/1/2023	001-11476
3.2	Second Amended and Restated Bylaws of Vertex Energy, Inc.		8-K	3.1	2/9/2024	001-11476
4.1	Indenture, dated as of November 1, 2021, by and between Vertex Energy, Inc. and U.S. Bank National Association, as Trustee.		8-K	4.1	11/2/2021	001-11476
4.2	Form of Global Note, representing Vertex Energy, Inc.'s 6.25% Convertible Senior Notes due 2027 (included as Exhibit A to the Indenture incorporated by reference as Exhibit 4.1)		8-K	4.2	11/2/2021	001-11476
4.3	Warrant Agreement dated April 1, 2022, by and among Vertex Energy, Inc. and Continental Stock Transfer & Trust Company, as warrant agent		8-K	4.3	4/7/2022	001-11476
4.4	Warrant Agreement dated May 26, 2022, by and among Vertex Energy Inc. and Continental Stock Transfer & Trust Company, as warrant agent		8-K	4.1	5/27/2022	001-11476
4.5	Warrant Agreement dated December 28, 2023, by and among Vertex Energy Inc. and Continental Stock Transfer & Trust Company, as warrant agent		8-K	4.1	1/2/2024	001-11476
4.6	Amendment to the April 1, 2022 Warrant Agreement, dated the December 28, 2023, by and among Vertex Energy Inc. and Continental Stock Transfer & Trust Company, as warrant agent		8-K	4.2	1/2/2024	001-11476
4.7	Amendment to the May 26, 2022 Warrant Agreement, dated the December 28, 2023, by and among Vertex Energy Inc. and Continental Stock Transfer & Trust Company, as warrant agent		8-K	4.3	1/2/2024	001-11476
4.8	Description of Securities of the Registrant		10-K	4.5	3/1/2023	001-11476
10.1£	Tolling Agreement between KMTEX, Ltd. and Vertex Energy Inc., dated April 17, 2013		10-K	10.1	3/14/2022	001-11476
10.2	Vertex Energy, Inc. 2009 Stock Incentive Plan***		8-K	4.1	7/31/2009	000-53619
10.3	2009 Stock Incentive Plan - Form of Stock Option Agreement***		10-K	10.29	12/31/2013	001-11476
10.4	Vertex Energy, Inc. 2013 Stock Incentive Plan***		S-8	4.1	7/28/2014	333-197659

Exhibit Number		Filed or Furnished Herewith	Incorporated by Reference			
			Form	Exhibit	Filing Date	File No.
10.5	Vertex Energy, Inc.-Form of 2013 Stock Incentive Plan Stock Option Award***		8-K	10.1	9/30/2013	001-11476
10.6	Vertex Energy, Inc.-Form of 2013 Stock Incentive Plan Restricted Stock Grant Agreement***		S-8	4.3	7/28/2014	333-197659
10.7	Employment Agreement between Vertex Refining LA, LLC and James P. Gregory (Effective May 2, 2014)***		8-K	10.1	7/29/2014	001-11476
10.8	Land Lease between Marrero Terminal LLC, as Landlord and Omega Refining, LLC, as Tenant, relating to the Used Motor Oil Re-Refinery Located at 5000 River Road, Marrero, Louisiana 70094, dated as of April 30, 2008 and amendments		10-Q	10.22	8/14/2014	001-11476
10.9	Commercial Lease between Plaquemines Holdings, LLC as Landlord and Omega Refining, LLC, as Tenant, relating to the Myrtle Grove Facility Located at 278 East Ravenna Road, Myrtle Grove, LA, dated as of May 25, 2012 and amendments		10-Q	10.23	8/14/2014	001-11476
10.10	Amended and Restated 2013 Stock Incentive Plan ***		8-K	10.1	9/21/2015	001-11476
10.11£	First Amendment to Processing Agreement between KMTEX LLC and Vertex Energy, Inc., effective November 1, 2013		10-K	10.13	3/14/2022	001-11476
10.12£	Second Amendment to Processing Agreement between KMTEX LLC and Vertex Energy, Inc., dated December 3, 2015 and effective January 1, 2016		10-K	10.15	3/14/2022	001-11476
10.13	Vertex Energy, Inc. 2019 Equity Incentive Plan		8-K	2.1	10/29/2019	001-11476
10.14	Vertex Energy, Inc. 2020 Equity Incentive Plan		8-K	10.2	6/23/2020	001-11476
10.15	Form of 2019 Equity Incentive Plan Stock Option Agreement		8-K	10.3	6/23/2020	001-11476
10.16	Form of 2019 Equity Incentive Plan Restricted Stock Grant Agreement***		S-8	4.3	2/25/2021	333-253523
10.17	Form of 2020 Equity Incentive Plan Stock Option Agreement***		S-8	4.5	2/25/2021	333-253523
10.18	Form of 2020 Equity Incentive Plan Restricted Stock Grant Agreement***		S-8	4.6	2/25/2021	333-253523
10.19	Master Offtake Agreement between Vertex Refining Alabama LLC and Idemitsu Apollo Renewable Corp. dated February 4, 2022, and executed February 14, 2022		8-K	10.1	2/17/2022	001-11476
10.20	Form of Continuing Guaranty between Idemitsu Apollo Renewable Corp. and Idemitsu Kosan Co., Ltd.		8-K	10.2	2/17/2022	001-11476
10.21%	Loan and Security Agreement dated April 1, 2022, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto, and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders		8-K	10.1	4/7/2022	001-11476
10.22	Intellectual Property Security Agreement dated April 1, 2022, by and between Vertex Energy Operating, LLC as grantor and Cantor Fitzgerald Securities, as administrative and collateral agent for the lenders		8-K	10.2	4/7/2022	001-11476
10.23	Collateral Pledge Agreement dated April 1, 2022, by and among Vertex Energy Inc., Vertex Refining Alabama LLC, each of Vertex Energy, Inc.'s direct and indirect subsidiaries party thereto and Cantor Fitzgerald Securities, as collateral agent for the lenders		8-K	10.3	4/7/2022	001-11476
10.24	Supply and Offtake Agreement dated April 1, 2022, by and between Macquarie Energy North America Trading Inc. and Vertex Refining Alabama LLC		8-K	10.4	4/7/2022	001-11476
10.25	Intercreditor Agreement dated April 1, 2022, among Cantor Fitzgerald Securities, as the term loan agent, Macquarie Energy North America Trading Inc., as the intermediation facility secured party, Vertex Refining Alabama LLC, and the other grantors party thereto		8-K	10.5	4/7/2022	001-11476
10.26	Guaranty between Vertex Energy, Inc. and Macquarie Energy North America Trading Inc., dated April 1, 2022		8-K	10.6	4/7/2022	001-11476
10.27	Pledge and Security Agreement dated April 1, 2022, between Vertex Alabama Refining LLC, and Macquarie Energy North America Trading Inc.		8-K	10.7	4/7/2022	001-11476
10.28	Registration Rights Agreement dated April 1, 2022, between Vertex Energy, Inc. and each of the holders of the Lender Warrants		8-K	10.8	4/7/2022	001-11476
10.29	Inventory Sales Agreement dated April 1, 2022, by and between Vertex Refining Alabama LLC and Macquarie Energy North America Trading Inc.		8-K	10.11	4/7/2022	001-11476
10.30	Crude Oil & Hydrocarbon Feedstock Supply Agreement dated April 1, 2022, by and between Vertex Refining LLC and Shell Trading (US) Company		8-K	10.12	4/7/2022	001-11476

Exhibit Number		Filed or Furnished Herewith	Incorporated by Reference			
			Form	Exhibit	Filing Date	File No.
10.31	Storage & Services Agreement dated April 1, 2022, by and between Vertex Refining Alabama LLC and Macquarie Energy North America Trading Inc.		8-K	10.13	4/26/2022	001-11476
10.32£	ULSD/Gasoline Offtake Agreement dated April 1, 2022, by and between Vertex Refining Alabama LLC and Equilon Enterprises LLC, dba Shell Oil Products US		8-K	10.14	4/26/2022	001-11476
10.33	Amended and Restated Registration Rights Agreement dated May 26, 2022, between Vertex Energy Inc. and each of the holders of the Lender Warrants		8-K	10.2	5/27/2022	001-11476
10.34	Form of Indemnification Agreement between the Registrant and each director and executive officer of the Registrant***		8-K	10.1	6/14/2022	001-11476
10.35	Amendment No. 1 to the First Amended and Restated Registration Rights Agreement dated June 15, 2022, between Vertex Energy, Inc. and each of the holders of the Lender Warrants		8-K	10.2	6/21/2022	001-11476
10.36%	Amendment Number One to Loan and Security Agreement dated May 26, 2022, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy Inc., as guarantors, the lenders party thereto, and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders		8-K	10.1	5/27/2022	001-11476
10.37	Amendment Number Two to Loan and Security Agreement dated September 30, 2022, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto, and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders		8-K	10.1	10/5/2022	001-11476
10.38	Guarantor Joinder dated September 30, 2022, relating to that certain Loan and Security Agreement dated April 1, 2022, as amended from time to time, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto, and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders		8-K	10.2	10/5/2022	001-11476
10.39	Executive Employment Agreement dated December 12, 2022, by and between Vertex Energy, Inc. and Benjamin P. Cowart***		8-K	10.2	12/14/2022	001-11476
10.40	Executive Employment Agreement dated December 13, 2022, by and between Vertex Energy, Inc. and Chris Carlson***		8-K	10.3	12/14/2022	001-11476
10.41	Executive Employment Agreement dated December 12, 2022, by and between Vertex Energy, Inc. and James Rhame***		8-K	10.4	12/14/2022	001-11476
10.42	Executive Employment Agreement dated December 12, 2022, by and between Vertex Energy, Inc. and Alvaro Ruiz***		8-K	10.5	12/14/2022	001-11476
10.43	Amendment Number Three to Loan and Security Agreement dated January 8, 2023, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto, and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders		8-K	10.1	1/12/2023	001-11476
10.44	Form of Guarantor Joinder relating to that certain Loan and Security Agreement dated April 1, 2022, as amended from time to time, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto, and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders		8-K	10.2	1/12/2023	001-11476
10.45	Executive Employment Agreement dated April 17, 2023 and effective April 17, 2023, by and between Vertex Energy, Inc. and Douglas S. Haugh***		8-K	10.2	4/20/2023	001-11476
10.46	Form of Exchange Agreement Relating to the Company's 6.25% Convertible Senior Notes due 2027		8-K	10.1	6/8/2023	001-11476
10.47	Limited Consent dated January 31, 2023, by and among Vertex Refining Alabama LLC, as borrower, Cantor Fitzgerald Securities, as agent under the Loan Agreement and the Lenders party thereto		10-Q	10.3	8/8/2023	
10.48%	Limited Consent dated May 5, 2023, by and among Vertex Refining Alabama LLC, as borrower, Cantor Fitzgerald Securities, as agent under the Loan Agreement and the Lenders party thereto		10-Q	10.4	8/8/2023	
10.49%	Supply and Offtake Agreement dated May 26, 2023, by and between Macquarie Energy North America Trading Inc. and Vertex Renewables Alabama LLC		8-K	10.1	5/31/2023	001-11476

Exhibit Number		Filed or Furnished Herewith	Incorporated by Reference			
			Form	Exhibit	Filing Date	File No.
10.50	Amended and Restated Intercreditor Agreement originally dated as of April 1, 2022, and as amended and restated as of May 26, 2023 among Cantor Fitzgerald Securities, as the Term Loan Agent, Macquarie Energy North America Trading Inc., as the Intermediation Facility Secured Party, Macquarie Energy North America Trading Inc., as the Renewables Intermediation Facility Secured Party, Vertex Refining Alabama LLC, as the Company, Vertex Renewables Alabama LLC, as the Renewables Company, and the other acknowledging affiliates party thereto		8-K	10.2	5/31/2023	001-11476
10.51	Guaranty between Vertex Refining Alabama LLC And Macquarie Energy North America Trading Inc. dated May 26, 2023		8-K	10.3	5/31/2023	001-11476
10.52	Guaranty between Vertex Energy, Inc. and Macquarie Energy North America Trading Inc. dated May 26, 2023		8-K	10.4	5/31/2023	001-11476
10.53%	Pledge and Security Agreement dated May 26, 2023, between Vertex Renewables Alabama LLC, and Macquarie Energy North America Trading Inc.		8-K	10.5	5/31/2023	001-11476
10.54	Inventory Sales Agreement dated May 26, 2023, by and between Vertex Renewables Alabama LLC and Macquarie Energy North America Trading Inc.		8-K	10.6	5/31/2023	001-11476
10.55	Amendment Agreement No. 1 in Respect of a Supply and Offtake Agreement dated 1 April 2022 and Certain Other Transaction Documents dated May 26, 2023, by and between Macquarie Energy North America Trading Inc., Vertex Energy, Inc. and Vertex Refining Alabama LLC		8-K	10.7	5/31/2023	001-11476
10.56£	Amendment of Master Offtake Agreement dated May 26, 2023, by and between Idemitsu Apollo Renewable Corp. and Vertex Refining Alabama LLC		8-K	10.8	5/31/2023	001-11476
10.57	Amendment Number Four to Loan and Security Agreement dated May 26, 2023, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto, and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders		8-K	10.9	5/31/2023	001-11476
10.58	Form of 2019 Equity Incentive Plan Stock Option Agreement – May 2023 Employee Awards		10-Q	10.14	8/8/2023	001-11476
10.59	Form of 2019 Equity Incentive Plan Stock Option Agreement – May 2023 Executive Awards		10-Q	10.15	8/8/2023	001-11476
10.60	Form of 2020 Equity Incentive Plan Stock Option Agreement – Douglas Haugh - May 2023 Executive Award		10-Q	10.16	8/8/2023	001-11476
10.61	Form of 2020 Equity Incentive Plan Stock Option Agreement – June 2023 Non-Employee Awards		10-Q	10.17	8/8/2023	001-11476
10.62	Amendment No. 2 to Supply and Offtake Agreement dated September 1, 2023, and effective September 14, 2023, between Vertex Refining Alabama LLC and Macquarie Energy North America Trading Inc.		8-K	10.1	9/19/2023	001-11476
10.63	Amendment No. 3 to Supply and Offtake Agreement dated and effective December 8, 2023, between Vertex Refining Alabama LLC and Macquarie Energy North America Trading Inc.		8-K	10.1	12/13/2023	001-11476
10.64%	Amendment Number Five to Loan and Security Agreement dated May 26, 2022, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy Inc., as guarantors, the lenders party thereto, and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders		8-K	10.1	1/2/2024	001-11476
10.65	Registration Rights Agreement dated December 28, 2023, between Vertex Energy Inc. and each of the Holders party thereto		8-K	10.2	1/2/2024	001-11476
14.1	Code of Ethical Business Conduct and Whistleblower Protection Policy		8-K/A	14.1	2/13/2013	001-11476
21.1	Subsidiaries*	X				
23.1	Consent of Ham, Langston & Brezina, L.L.P.*	X				
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act*	X				
31.2	Certification of Principal Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act*	X				
32.1	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act**	X				
32.2	Certification of Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act**	X				
97.1	Vertex Energy, Inc., Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation		10-Q	10.2	11/6/2023	001-11476

Exhibit Number		Filed or Furnished Herewith		Incorporated by Reference		
			Form	Exhibit	Filing Date	File No.
99.1	Vertex Energy, Inc. Clawback and Forfeiture Policy		8-K	99.2	12/14/2022	001-11476
99.2	First Amendment to Clawback and Forfeiture Policy		10-Q	10.3	11/6/2023	001-11476
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*	X				
101.SCH	Inline XBRL Taxonomy Extension Schema Document*	X				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*	X				
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*	X				
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*	X				
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*	X				
104	Inline XBRL for the cover page of this Annual Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set*	X				

* Filed herewith.

** Furnished herewith.

*** Indicates management contract or compensatory plan or arrangement.

¥ Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, however that Vertex Energy, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

% Certain schedules, annexes and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, however that Vertex Energy, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

£ Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets ("[***]") because the identified confidential portions (i) are not material and (ii) the Company customarily and actually treats that information as private or confidential.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERTEX ENERGY, INC.

Date: March 6, 2024

By: /s/ Benjamin P. Cowart

Benjamin P. Cowart
Chief Executive Officer
(Principal Executive Officer)

Date: March 6, 2024

By: /s/ Chris Carlson

Chris Carlson
Chief Financial Officer
(Principal Accounting/Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By:	/s/ Benjamin P. Cowart	By:	/s/ Chris Carlson
	Benjamin P. Cowart		Chris Carlson
	Chief Executive Officer,		Chief Financial Officer
	(Principal Executive Officer)		(Principal Accounting/Financial Officer)
	President and Chairman		
Date:	March 6, 2024	Date:	March 6, 2024
By:	/s/ Odeh Khoury	By:	/s/ Dan Borgen
	Odeh Khoury		Dan Borgen
	Director		Director
Date:	March 6, 2024	Date:	March 6, 2024
By:	/s/ Timothy C. Harvey	By:	/s/ Karen Maston
	Timothy C. Harvey		Karen Maston
	Director		Director
Date:	March 6, 2024	Date:	March 6, 2024

159